1933 Act File No. 33-
1940 Act File No. 811-4017


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM N-14


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                             FEDERATED EQUITY FUNDS
               (Exact Name of Registrant as Specified in Charter)


                                 (412) 288-1900
                        (Area Code and Telephone Number)


                           Federated Investors Tower
                      Pittsburgh, Pennsylvania 15222-3779
                    (Address of Principal Executive Offices)


                           JOHN W. MCGONIGLE, ESQUIRE
                           Federated Investors Tower
                         Pittsburgh, Pennsylvania 15222-3779
                                      Copy to:

                             Matthew G. Maloney, Esquire
                         Dickstein, Shapiro & Morin, L.L.P.
                                2101 L. Street, N.W.
                               Washington, D.C. 20037
                    (Name and Address of Agent for Service)

       It is proposed that this filing will become effective thirty days after it is filed pursuant to Rule 488.
                 (Approximate Date of Proposed Public Offering)

     Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 that it elects to register an indefinite amount of securities under the Securities Act of 1933 and filed the Notice required by that Rule on December 15, 1994 for Registrant's most recent fiscal year ended October 31, 1994. Therefore, a filing fee will not be submitted because of Registrant's reliance on Rule 24f-2.


CROSS-REFERENCE SHEET
             Pursuant to Item 1(a) of Form N-14 Showing Location in
                Prospectus of Information Required by Form N-14

Item of Part A of Form N-14 and Caption      Caption or Location in Prospectus
1.Beginning of Registration Statement
  and Outside Front Cover Page
  of Prospectus..........................    Cross-Reference Sheet; Cover Page

2.Beginning and Outside Back Cover
  Page of Prospectus....................     Table of Contents
3.Synopsis Information and Risk Factors.     Summary; Comparison of Investment
                                     Policies and Risk Factors

4.Information About the Transaction.....     Information About the Exchange

5.Information About the Registrant......     Information About the Trust, the
                                     Portfolio, and the Fund

6.Information About the Company
  Being Acquired........................     Information About the Trust, the
                                     Portfolio, and the Fund

7.Voting Information....................     Voting Information

8.Interest of Certain Persons
  and Experts...........................     Not Applicable

9.Additional Information Required
  for Reoffering by Persons Deemed
  to be Underwriters....................     Not Applicable


Item of Part B of Form N-14 and Caption Caption or Location in Statement
                                     of Additional Information
10.Cover Page ..........................     Cover Page

11.Table of Contents ...................     Table of Contents

12.Additional Information About the
   Registrant.......................... Statement of Additional Information of
                                     Federated Capital Appreciation Fund, dated
                                     November 14, 1995
13.Additional Information About the
   Company Being Acquired...............     Registration statement of Federated
                                     Exchange Fund, Ltd. dated April 28, 1995

14.Financial Statements.................     Annual Report of Federated Exchange
                                     Fund, Ltd. dated December 31, 1994



                         FEDERATED EXCHANGE FUND, LTD.
                           Federated Investors Tower
                              1001 Liberty Avenue
                      Pittsburgh, Pennsylvania  15222-3779


                NOTICE OF A SPECIAL MEETING OF LIMITED PARTNERS


          TO LIMITED PARTNERS OF FEDERATED EXCHANGE FUND, LTD.: A Special Meeting of Limited Partners of Federated Exchange Fund, Ltd. (the "Fund") will
be held at          a.m. on December   , 1995 at Room       , Federated
           --------                  --               ------
Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779 for the following purposes:

          1. To approve a proposed Agreement and Plan of Exchange between the Fund and Federated Equity Funds (the "Trust"), on behalf of its portfolio, Federated Capital Appreciation Fund (the "Portfolio"), whereby the Trust would acquire all of the assets of the Fund in exchange for Class A Shares of the Portfolio to be distributed pro rata by the Fund to its limited partners in complete
               --- ----

               liquidation and dissolution of the Fund; and
          2. To transact such other business as may properly come before the meeting or any adjournment thereof.


                                By Order of the
                                Managing General Partners,


Dated                           John F. Donahue
      -----------------
                                President and
                                Managing General Partner


          Limited partners of record at the close of business October   , 1995,
                                                                      --
are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

          To secure the largest possible representation and to save the expense of further mailings, please mark your proxy card, sign it, and return it in the enclosed envelope, which requires no postage if mailed in the United States.
You may revoke your proxy at any time at or before the meeting or vote in person if you attend the meeting.


                           PROSPECTUS/PROXY STATEMENT
                                     [DATE]

                          Acquisition of the assets of

                         FEDERATED EXCHANGE FUND, LTD.
                           Federated Investors Tower
                      Pittsburgh, Pennsylvania  15222-3779
                       Telephone Number:  1-800-235-4669

                    By and in exchange for Class A Shares of

                      FEDERATED CAPITAL APPRECIATION FUND
                           Federated Investors Tower
                      Pittsburgh, Pennsylvania  15222-3779
                       Telephone Number:  1-800-235-4669


          This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Exchange (the "Plan") whereby Federated Equity Funds, a Massachusetts business trust (the "Trust"), on behalf of its portfolio, Federated Capital Appreciation Fund (the "Portfolio"), would acquire all of the assets of Federated Exchange Fund, Ltd., a California limited partnership (the "Fund"), in exchange for Class A Shares ("Shares") of the Portfolio to be distributed pro
                                                                          ---

rata by the Fund to its limited partners in complete liquidation and dissolution
----

of the Fund. As a result of the Plan, each limited partner of the Fund will become the owner of Shares having a total net asset value equal to the total net asset value of his holdings in the Fund.

          The Trust is an open-end, diversified management investment company which currently includes three portfolios: Federated Growth Strategies Fund, Federated Small Cap Strategies Fund, and the Portfolio. The investment objective of the Portfolio is capital appreciation. The Portfolio pursues this investment objective by investing at least 65% of its assets in equity securities, including common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The investment objective of the Fund is long-term growth of capital and income, which it pursues by investing principally in common stocks. For a comparison of the investment policies of the Portfolio and the Fund, see "Comparison of Investment Policies and Risk Factors."

          This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Trust and the Portfolio that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Portfolio dated November 14, 1995, which is incorporated herein by reference. Statements of Additional Information for the Portfolio dated November 14, 1995, (relating
to the Portfolio's prospectus of the same date) and                (relating to
                                                    --------------
this Prospectus/Proxy Statement) containing additional information have been filed by the Trust with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information may be obtained without charge by writing or by calling the Trust at the address and telephone number shown above.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


Summary......................................         1

Comparison on Investment Policies and Risk Factors     .....5

Information about the Exchange...............         7

Information about the Trust,
 the Portfolio and the Fund..................        13

Voting Information...........................        15

Agreement and Plan of Exchange............... Exhibit A
                                    SUMMARY

ABOUT THE PROPOSED EXCHANGE

     The Managing General Partners of Federated Exchange Fund, Ltd. (the "Fund") have voted to recommend to the limited partners (individually, "Partner" or collectively, "Partners") of the Fund the approval of an Agreement and Plan of Exchange (the "Plan"), dated October 10, 1995, whereby Federated Equity Funds, a Massachusetts business trust (the "Trust"), on behalf of its portfolio, Federated Capital Appreciation Fund (the "Portfolio"), would acquire all of the assets of the Fund in exchange for Class A Shares ("Shares") of the Portfolio to be distributed pro rata by the Fund to its Partners in complete liquidation and
               --- ----

dissolution of the Fund (the "Exchange"). As a result of the Exchange, each Partner of the Fund will become the owner of Shares of the Portfolio having a total net asset value equal to the total net asset value of his holdings in the Fund on the date of the Exchange, i.e., the Closing Date, which is scheduled for
             .
-------------

     As a condition to the Exchange, the Trust and the Fund will receive an opinion of counsel that the Exchange will be considered a tax-free "Exchange" under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss will be recognized by the Trust, its shareholders, the Fund, or its Partners. The tax cost basis of the Portfolio Shares received by Fund Partners will be the same as the tax cost basis of their shares in the Fund.

     After the Exchange is completed, the Fund will dissolve and deregister as an investment company under the Investment Company Act of 1940 (the "1940 Act").

INVESTMENT OBJECTIVE AND POLICIES

     The investment objective of the Portfolio is capital appreciation while the Fund's investment objective is long-term growth of capital and income. Both the Portfolio and the Fund pursue their respective investment objectives by investing in common stocks, preferred stocks, convertible securities, corporate bonds, notes and warrants, cash and cash items, and repurchase agreements, and writing call options on securities in their portfolios. The Portfolio is also permitted to enter into foreign currency transactions, and purchase and sell put options, financial futures and options on futures, while the Fund is also permitted to invest in municipal and government obligations. For additional information, see "Comparison of Investment Policies and Risk Factors" below.

ADVISORY FEES AND EXPENSE RATIOS

     The investment adviser to the Portfolio is Federated Management. The investment adviser to the Fund is Federated Advisers. Both of these advisers, which are registered under the Investment Advisers Act of 1940, are subsidiaries of Federated Investors.

     The annual investment advisory fee for the Portfolio is .75% of average daily net assets. The Portfolio's estimated total operating expenses for its fiscal year ended October 31, 1996, are 1.15%, including a 0.75% management (advisory) fee and 0.40% of total other expenses.

       The annual investment advisory fee for the Fund is .55% of average daily net assets plus 4.5% of the gross income of the Fund (excluding capital gains and losses). The Fund's total operating expenses for its fiscal year ended December 31, 1994, were 1.063%, including a 0.676% management fee and 0.387% of total other expenses. The Fund's estimated total operating expenses for its fiscal year ended December 31, 1995, are 1.015%, including a 0.675% management fee and 0.34% of total other expenses.

DISTRIBUTION ARRANGEMENTS

     Federated Securities Corp. ("FSC"), a subsidiary of Federated Investors, is the principal distributor for the Portfolio. Under a distribution plan adopted in accordance with Rule 12b-1 under the 1940 Act (the "12b-1 Plan"), the Portfolio may pay FSC an amount computed at an annual rate of up to 0.25 of 1% of average daily net assets to finance any activity which is principally intended to result in the sale of Shares. However, the Portfolio does not currently make payments to the distributor or charge a fee under the 12b-1 Plan for Shares. Before the fee can be incurred, the Board of Trustees of the Trust must agree to impose the fee and holders of Shares would be notified of the Portfolio's intention to charge a fee under the 12b-1 Plan. The Fund is not subject to a 12b-1 Plan.

SHAREHOLDER SERVICES

     The Fund has entered into a shareholder services agreement with Federated Shareholder Services ("FSS"), a subsidiary of Federated Investors, under which it may pay FSS up to 0.25 of 1% of average daily net assets to obtain certain personal services for Partners and for the maintenance of Partner accounts. The Portfolio has not entered into a shareholder services agreement.

ADMINISTRATIVE SERVICES

       Federated Administrative Services ("FAS"), a subsidiary of Federated Investors, provides the Portfolio and the Fund with administrative personnel and services. FAS provides services to the Portfolio and the Fund under identical agreements at the annual rate of 0.15% on the first $250 million of average daily net assets, 0.125% on the next $250 million, 0.10% on the next $250 million and 0.075% on assets in excess of $750 million. The annual administrative fee is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period, but is at least $125,000 per portfolio and $30,000 per each additional class of shares.

CUSTODIAN

     State Street Bank and Trust Company, Boston, Massachusetts, is custodian for the securities and cash of the Portfolio and the Fund.

TRANSFER AND DIVIDEND DISBURSING AGENT

     Federated Services Company, a subsidiary of Federated Investors, is transfer agent and dividend disbursing agent for the Portfolio and the Fund.

INDEPENDENT AUDITORS

     Ernst & Young LLP, Pittsburgh, Pennsylvania, are the independent auditors for the Portfolio. Deloitte & Touche, LLP, Boston, Massachusetts, are the independent auditors for the Fund.

PURCHASE AND REDEMPTION PROCEDURES

     If the Exchange is consummated, Partners of the Fund will receive information shortly after the Closing Date with respect to the various services provided by the Portfolio, as well as a detailed explanation of the options available to shareholders for effecting purchases and redemptions of Portfolio Shares. Any questions about such procedures may be directed to, and assistance in effecting purchases or redemptions of Portfolio Shares may be obtained from, FSC at 1-800-235-4669.
     Reference is made to the Prospectus of the Portfolio dated November 14, 1995, and the Registration Statement of the Fund dated April 28, 1995, for a complete description of the purchase and redemption procedures applicable to purchases and redemptions of Portfolio and Fund shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the more significant differences between the purchase and redemption procedures of the Portfolio, as compared to the Fund.

     Purchases of Portfolio Shares may be made by wire, by check, or through a financial institution. Additionally, the Portfolio offers a systematic investment program. The minimum initial investment for Shares is $500, and the minimum subsequent investment is $100, except in the case of retirement plans, in which case the minimum initial or subsequent investment is $50. Shares are sold at net asset value next determined after an order is received, plus a sales load based on the amount of the transaction. Shareholders who receive Shares through the Exchange will not be subject to such sales load on any future purchases.

     No Partners have been admitted to the Fund since its organization in 1976. At that time, a prospective partner who held acceptable securities could exchange such securities for Fund shares by depositing such securities, along with appropriate documentation, with the Fund's securities depository, State Street Bank and Trust Company. The Fund would not accept a deposit of securities unless the aggregate value of such securities, plus cash, if any, deposited was at least $25,000, determined as of the date of deposit.

     Shares of the Portfolio may be redeemed by mail, by telephone, or through a financial institution. The Portfolio also offers a systematic withdrawal program for shareholders with minimum account values of $10,000. Shares are redeemed at their net asset value next determined after the Portfolio receives the redemption request.

     Shares of the Fund may be redeemed by mail. Shares are redeemed at their net asset value determined at the close of business on the New York Stock Exchange on the day of receipt of the written redemption request. The Fund may redeem its shares wholly or partly in portfolio securities (i.e., redemption in kind) instead of in cash, and deliver one or more portfolio securities in satisfaction of the redemption request regardless of which securities were deposited by the Partner or the composition of the portfolio of the Fund at the time of redemption. Securities delivered in redemption in kind are valued at the amount at which they were valued in computing the redemption value of the Shares redeemed.

EXCHANGE PRIVILEGES

     Holders of Portfolio Shares are permitted to exchange all or some of their Shares for Class A shares of other funds in the Liberty Family of Funds, which are distributed by FSC. Such exchanges will be effected at net asset value without the imposition of additional fees. Shareholders using the exchange privilege must exchange shares having a net asset value equal to the minimum investment requirements of the fund into which the exchange is being made. Information with respect to the other funds in the Liberty Family of Funds, including a prospectus which describes the shares offered thereby, may be obtained from FSC.

     Partners of the Fund may exchange all or some of their shares for shares of American Leaders Fund, Inc., Money Market Management, Inc., and Fund for U.S. Government Securities, Inc., each of which is distributed by FSC. Shares with a net asset value of $2,500 must be exchanged initially, and subsequent exchanges must be in the minimum amount of $1,000. FSC will provide information with respect to such funds, including a prospectus which describes the shares offered thereby.

               COMPARISON OF INVESTMENT POLICIES AND RISK FACTORS

     Both the Portfolio and the Fund have similar investment objectives. The Portfolio seeks capital appreciation, while the Fund seeks long-term growth of capital and income.

     The Portfolio invests at least 65% of its assets in equity securities, including common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The Portfolio may also invest in foreign securities, high-yield corporate debt obligations, and restricted and illiquid securities; enter into foreign currency transactions, repurchase agreements, and when-issued and delayed delivery transactions; and purchase and sell put and call options, financial futures, and options on futures. The Fund invests principally in common stocks, but may also invest in other corporate securities such as preferred stocks, convertible securities, corporate bonds, notes and warrants, or in municipal and government obligations, or cash and cash items, including but not limited to short-term obligations such as certificates of deposit, short-term notes, and repurchase agreements. The Fund may also write call options on portfolio securities and purchase restricted securities.

     The principal difference between the Portfolio and the Fund is that the Portfolio is permitted to invest in foreign securities, purchase and sell financial futures and options on futures, and enter into foreign currency transactions. Because the Fund is not permitted to engage in these activities, the Portfolio is exposed to different types of risk than the Fund.

     Investments in foreign securities, in which the Portfolio is permitted to invest, are subject to different risks than domestic securities. These risks include, but are not limited to, the possibility of expropriation, confiscatory taxation, currency fluctuations, the unavailability of financial information or the difficulty of interpreting financial information prepared under foreign accounting standards, less liquidity and more volatility in foreign securities markets, the impact of political, social, or diplomatic developments, and the difficulty of assessing economic trends in foreign countries. Insofar as the Portfolio may invest in foreign securities, as an operating policy, which may be changed without shareholder approval, the Portfolio intends to invest not more than 20% of its assets in foreign securities.

     The Portfolio is also permitted to purchase and sell financial futures and options on futures to hedge against changes in interest rates. There is a risk that the prices of the securities subject to the futures contracts may not correlate perfectly with the price of the Portfolio's securities, causing the futures contract and any related options to react differently than the Portfolio's securities to market changes. Also, it is not certain that a secondary market for positions in futures contracts or for options will exist at all times, and the Portfolio's ability to establish and close out futures and options positions depends on this secondary market. Insofar as the Portfolio may invest in foreign currency transactions, as an operating policy, which may be changed without shareholder approval, the Portfolio intends to invest not more than 20% of its assets in foreign transactions.

     Finally, the Portfolio is permitted to enter into foreign currency transactions, such as forward foreign currency exchange contracts, foreign currency options and foreign currency futures transactions. Thus, changes in foreign currency exchange rates will affect the Portfolio's net asset value. If the value of a foreign currency declines against the U.S. dollar, the value of the Portfolio's assets denominated in that currency will decrease. Foreign currency options and foreign currency futures transactions are subject to the same risks that apply to options and futures generally. In addition, the markets in foreign currency options and foreign currency futures transactions are relatively new, and the Portfolio's ability to establish and close out positions on such transactions is subject to the maintenance of a liquid secondary market.

     The Portfolio's investment objective and policies are more fully described in its current Prospectus dated November 14, 1995, a copy of which accompanies this Prospectus/Proxy Statement. The Portfolio's investment objective, as described on page 5 of its current Prospectus, may not be changed without the approval of the Portfolio's shareholders.

     In general, the investment restrictions of the Portfolio and the Fund are similar, although not identical. Set forth below is a brief summary of the more significant differences between rights of Partners of the Fund and shareholders of the Portfolio.

     The Portfolio may not sell securities short except under strict limitations; the Fund may not sell securities short under any circumstance. Neither the Portfolio nor the Fund may borrow money except as a temporary measure for extraordinary purposes, in which case the Portfolio may borrow up to one-third the value of its total assets, while the Fund may borrow up to 10% of the value of its total assets. The Portfolio may not pledge assets except to secure permitted borrowings, in which case it may pledge assets having a market value not exceeding the lesser of the dollar amounts borrowed or 10% of the value of total assets at the time of the borrowing; the Fund may not pledge assets. Finally, the Portfolio may purchase and sell puts, calls, straddles, or spreads, or any combination thereof, while the Fund is prohibited from engaging in such transactions, except that it may write call options on securities constituting not more than 25% of the value of its net assets under certain circumstances.
     Reference is hereby made to the Portfolio's Statement of Additional Information dated November 14, 1995, and the Fund's registration statement dated April 28, 1995, for a complete description of the investment restrictions of the Portfolio, and the Fund. Copies of such documents are available upon request at no charge. See "Information About the Trust, the Portfolio and the Fund."

                         INFORMATION ABOUT THE EXCHANGE

BACKGROUND AND REASONS FOR THE PROPOSED ACQUISITION

     The Fund was created in 1976 as a tax-free exchange fund that allowed investors to exchange stock from their own portfolios for shares of a professionally managed mutual fund. The Fund is organized as a limited partnership under the laws of the State of California. This form of organization was chosen because a tax-free exchange of that sort, which is not available after 1976 under the Code, was available at the time of the Fund's organization only to mutual funds organized as limited partnerships.

     For tax purposes, the Fund is treated as a publicly traded partnership ("PTP") because its shares are considered readily tradable. Most PTPs are taxed as if they were corporations. A grandfather provision, however, protects the
Fund from corporate income taxation through the end of 1997.   In order to avoid
the imposition of corporate income tax on its net income, the Fund must (1) effect the Exchange; or (2) elect to be treated as a regulated investment company after December 31, 1997.

     The Managing General Partners of the Fund have concluded that it is desirable to effect the Exchange to relieve some of the difficulties and expenses experienced by the Partners of the Fund in accounting for their investments and preparing federal tax returns. The Managing General Partners also believe that the public offering of Portfolio Shares will result in certain economies of scale due to a larger asset base. Finally, the Managing General Partners believe that the Exchange will simplify the procedures involved in the Fund's administrative operations, and eliminate certain expenses associated with the limited partnership form of organization.

     The accounting required of an owner of shares of the Portfolio, as a Massachusetts business trust, is far simpler than the accounting involved in owning shares of a limited partnership. Because income and gains earned by the Portfolio would be taxable only when paid out to shareholders as a dividend (instead of when earned, as with the Fund), a shareholder in the Portfolio could easily estimate the amount of income from the Portfolio that he must report for tax purposes by simply referring to the account statements provided whenever a dividend is paid. By contrast, present Partners of the Fund cannot determine the amount of income that must be reported until a Form K-1 is provided by the Fund after the end of the year.

     Accounting for gains and losses realized upon the sale of shares would also be simplified. A Partner's tax basis in shares of the Fund, like each Partner's portion of the Fund's income and gains, changes daily according to the Fund's transactions, and can only be determined after receipt of Form K-1. The tax basis in shares of the Portfolio, on the other hand, generally would be unaffected by the operations of the Portfolio unless the Portfolio paid a distribution from capital rather than from income or gains, and could readily be estimated at any time from information and account statements supplied to each shareholder. The Managing General Partners believe that the Exchange should increase the convenience of maintaining an investment in the Fund, and could also reduce the costs to Partners of preparing their tax returns and monitoring their investments.

     The Managing General Partners have considered the possibility of organizing a trust under the laws of other states, including certain states which, by statute, provide limited liability to trust shareholders. The Managing General Partners feel, however, that it is in the best interest of Partners of the Fund to adopt a Massachusetts domicile, largely because the laws of Massachusetts regarding business trusts are the most developed of any state and any potential for shareholder liability is extremely remote. It is expected that some minor additional savings to the Fund may also be realized through administrative efficiencies because many Federated funds are organized in the same manner.

     The Managing General Partners also believe that the Partners will realize certain economies of scale due to a larger asset base. This larger asset base will allow the Portfolio to invest in, and be exposed to, a greater range of equity issuers. Greater diversification will decrease the risk and volatility of investment in the Portfolio. In addition, the larger asset base will allow the Portfolio to participate in securities transactions involving larger denominations than would be available to the Fund, thereby reducing transaction costs.

     Finally, the Portfolio would not be subject to the legal and administrative expenses incurred by the Fund in connection with amendments to the Agreement of Limited Partnership that it is required to file with the State of California for each substitution of Partners upon transfer of ownership of shares.

     On August 22, 1995, the Board of Trustees of the Trust and the Managing General Partners of the Fund each met to discuss the above information, as well as the terms and conditions of the proposed Exchange and Plan. Since the Trust and the Fund may be deemed affiliates of one another because they have common Trustees and Managing General Partners, and certain of the same officers and service providers, the Board of Trustees of the Trust and the Managing General Partners of the Fund unanimously approved the proposed Exchange under Rule 17a-8 under the 1940 Act. In accordance with this Rule, the Board of Trustees of the Trust and the Managing General Partners of the Fund determined that participation in the transaction is in the best interests of the Trust and the Fund, respectively, and the Managing General Partners of the Fund determined that the interests of existing Partners of the Fund will not be diluted as a result of the Exchange. The Board of Trustees and the Managing General Partners also approved the Plan, as described below.

DESCRIPTION OF THE PLAN OF EXCHANGE

     The Plan provides that the Fund will discharge all of its liabilities and the Trust, on behalf of the Portfolio, will acquire all of the assets of the Fund in exchange for Shares of the Portfolio to be distributed pro rata by the
                                                               --- ----

Fund to its Partners in complete liquidation and dissolution of the Fund on or
about     .  Partners of the Fund will become shareholders of the Portfolio as of 4:00 (Eastern time) on the Closing Date and will begin accruing dividends as of such day.

     Consummation of the Exchange is subject to the conditions set forth in the Plan, including receipt of an opinion of counsel in form and substance satisfactory to the Fund and the Trust, on behalf of the Portfolio, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Exchange may be abandoned at any time before or after approval by the Partners of the Fund prior to the Closing Date by either party if it believes that consummation of the Exchange would not be in the best interests of its Partners or shareholders.

     Federated Management is responsible for the payment of all expenses of the Exchange incurred by either party, whether or not the Exchange is consummated. Such expenses include, but are not limited to, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents, and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Fund's Partners and the costs of holding the Special Meeting of Partners.

     The foregoing description of the Plan entered into between the Trust, on behalf of the Portfolio, and the Fund is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.

DESCRIPTION OF PORTFOLIO SHARES

     Shares of the Portfolio to be issued to Partners of the Fund under the Plan will be fully paid and nonassessable when issued and transferable without restrictions and will have no preemptive or conversion rights. The Declaration of Trust of the Portfolio permits it to offer separate series of shares representing interests in separate portfolios of securities. The shares in any one portfolio may be offered in separate classes. Currently, the Trustees have established three classes of shares: Class A Shares, Class B Shares, and Class C Shares. Class A Shares are generally sold at net asset value plus an applicable sales load and are redeemed at net asset value. Class B Shares are sold at net asset value and are redeemed at net asset value; a contingent deferred sales charge is imposed on certain shares which are redeemed within six full years of purchase. Class C shares are sold at net asset value; a contingent deferred sales charge will be charged on assets redeemed within the first twelve months following purchase. Partners of the Fund will receive Class A shares of the Portfolio if the Exchange is consummated. Reference is hereby made to the Prospectus of the Portfolio provided herewith for additional information about Shares of the Portfolio.

FEDERAL INCOME TAX CONSEQUENCES
     As a condition to the Exchange, the Trust, on behalf of the Portfolio, and the Fund will receive an opinion from Hunton & Williams to the effect that, on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes:

     1) The Partnership will recognize no gain or loss on the transfer of the Assets to the Fund solely in exchange for Stock and the Fund's assumption of the Partnership's liabilities.

     2) The Fund will recognize no gain or loss on the transfer of the Assets to the Fund solely in exchange for Stock and the Fund's assumption of the Partnership's liabilities.

     3) The Fund's basis in the Assets transferred to the Fund will equal the basis of the Assets in the hands of the Partnership immediately prior to the Exchange.

     4) The Fund's holding period for the Assets transferred to the Fund will, in each case, include the period during which the Partnership held the Assets.

     5) The General Partners will recognize no gain or loss on the redemption of their partnership interests in exchange for a pro rata portion of each asset held by the Partnership immediately prior to the Exchange.

     6) Each General Partner's aggregate basis in the assets distributed to it in redemption of its Partnership interest will equal its adjusted basis in its Partnership interest, after taking into account the reduction in such basis resulting from the General Partner's being relieved of its share of Partnership liabilities.

     7) Each General Partner's holding period for the assets distributed to it in redemption of its Partnership interest will include the Partnership's holding period.

     8) The Limited Partners will recognize no gain or loss on the distribution of the Stock to them in exchange for their Partnership interests.

     9) Each Limited Partner's aggregate basis in the Stock distributed to him will equal his adjusted basis in his Partnership interest, after taking into account the reduction in such basis resulting from the Limited Partner's being relieved of its share of Partnership liabilities.

     10) Each Limited Partner's holding period for the Stock will include the Partnership's holding period for the Stock, which in turn will include the period for which the Partnership held the Assets. To the extent that the Partnership's holding period for some Assets exceeds one year (long-term Assets) and its holding period for other Assets does not exceed one year (short-term Assets), the Limited Partners' holding periods for the Stock will be in part long-term and in part short-term.

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS

     The Trust is organized as a business trust pursuant to a Declaration of Trust under the laws of the Commonwealth of Massachusetts while the Fund is organized as a limited partnership under the laws of the State of California.
In general, the rights of shareholders of the Trust and Partners of the Fund are similar, although not identical. Set forth below is a brief summary of the more significant differences between rights of Partners of the Fund and shareholders of the Portfolio.
          The Trust's Declaration of Trust provides that the presence of the holders of one-fourth of the shares of the Trust constitutes a quorum. A plurality of votes cast will elect a Trustee, and all other matters will be decided by a majority of the votes cast and entitled to vote thereon. Trustees may be removed at any special meeting of shareholders by a vote of two-thirds of the outstanding shares.

     Under the Fund's Agreement of Limited Partnership, a majority of the outstanding shares will elect the Managing General Partners or terminate the Partnership. All other actions of Partners, including the removal of Managing General Partners, requires the lesser of (i) the vote of Partners holding a majority of the then outstanding shares; or (ii) the vote of Partners holding 67% or more of the shares represented in person or by proxy at a meeting at which Partners holding a majority of outstanding shares are present in person or by proxy.

     Under certain circumstances, shareholders of the Portfolio may be held personally liable as partners under Massachusetts law for acts or obligations of the Trust on behalf of the Portfolio. To protect shareholders of the Portfolio, the Trust has filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of shareholders of the Portfolio for such acts or obligations of the Trust. These documents require that notice of this disclaimer be given in each agreement, obligation, or instrument that the Trust or its Trustees enter into or sign on behalf of the Portfolio.

     In the unlikely event that a shareholder of the Portfolio is held personally liable for the Trust's obligations on behalf of the Portfolio, the Trust is required to use the property of the Portfolio to protect or compensate the shareholder. On request, the Trust will defend any claims made and pay any judgment against a shareholder of the Portfolio for any act or obligation of the Trust on behalf of the Portfolio. Therefore, financial loss resulting from liability as a shareholder of the Portfolio will occur only if the Trust cannot meet its obligations to indemnify shareholders and pay judgments against them from the assets of the Portfolio.

     Partners of the Fund generally are not personally liable for liabilities of the Fund. However, if the Fund were unable to pay its liabilities, recipients of distributions from the Fund could be liable to certain creditors of the Fund to the extent of such distributions, plus interest. The Fund will, to the extent of its net assets, indemnify the Partners or former Partners against any liability which is incurred because of the receipt of a distribution which has to be returned to creditors in satisfaction of Fund liability. If the Fund's net assets are insufficient to indemnify the Partners in full, the Fund will attempt to recover from other Partners who received such distributions their proportionate share of such liability. Each Partner agrees to indemnify each other Partner against such liability to the extent of his proportionate share of such liability. Each Partner, by becoming a Partner, consents to pro rata distributions to holders of shares which may constitute, in whole or in part, returns of contributions with respect to such shares.


CAPITALIZATION

     The following table shows the capitalization of the Portfolio and the Fund as of October 10, 1995 and on a pro forma basis as of that date:

                                                Pro Forma
                  Portfolio*        Fund        Combined

Net Assets        $0(A)          $97,006,383.72   $97,006,383.72(A)
                  $0(B)          $0               $0(B)
                  $0(C)          $0               $0(C)
                  $0             $0               $


Net Asset
Value Per
Share          $0             $0        $86.43


Shares
Outstanding    0    (A)    1,122,429.502            1,122,429.502     (A)
               0    (B)    0            0           (B)
               0    (C)    0            0           (C)

Shares
Authorized     Indefinite  Indefinite   Indefinite


     *The Figures for the Portfolio are shown for Class A Shares, Class B Shares, and Class C Shares where different, although the Exchange involves issuance of Class A Shares of the Portfolio to the Fund Partners.


INFORMATION ABOUT THE TRUST, THE PORTFOLIO, AND THE FUND

FEDERATED CAPITAL APPRECIATION FUND, A PORTFOLIO OF FEDERATED EQUITY FUNDS

     Information about the Trust and the Portfolio is contained in the Portfolio's Prospectus dated November 14, 1995, a copy of which is included herewith and incorporated by reference herein. Additional information about the Trust and the Portfolio is included in the Portfolio's Statement of Additional Information dated November 14, 1995, which is incorporated herein by reference. Copies of the Statement of Additional Information, which has been filed with the Securities and Exchange Commission, may be obtained without charge by contacting the Trust at 1-800-235-4669 or by writing the Trust at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. The Trust, on behalf of the Portfolio, is subject to the informational requirements of the Securities Act of 1933, the Securities Exchange Act of 1934 and the 1940 Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy and information statements and other information filed by the Trust, on behalf of the Portfolio, can be obtained by calling or writing the Trust and can also be inspected and copied by the public at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following SEC regional offices: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and the Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549.

     This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Trust, on behalf of the Portfolio, with the Securities and Exchange Commission under the Securities Act of 1933, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Trust, the Portfolio, and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Securities and Exchange Commission.

FEDERATED EXCHANGE FUND, LTD.

     Information about the Fund may be found in the Fund's Registration Statement dated April 28, 1995, its Annual Report dated December 31, 1994, and its Semi-Annual Report dated June 30, 1995, all of which are incorporated herein by reference. Copies of such documents, which have been filed with the Securities and Exchange Commission, may be obtained without charge from the Trust by calling 1-800-235-4669 or by writing to the Trust at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. The Fund is subject to the informational requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940, and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy, and information statements and other information filed by the Fund can be obtained by calling or writing the Fund and can also be inspected at the public reference facilities maintained by the Securities and Exchange Commission at the addresses listed in the previous sections.

                               VOTING INFORMATION

     This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Managing General Partners of the Fund of proxies for use at the Special Meeting of Partners of the Fund (the "Meeting") to be held on
December   , 1995, and at any adjournment thereof.  The proxy confers
         --
discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned, and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Exchange. A Partner may revoke a proxy at any time prior to use by filing with the Secretary of the Fund an instrument revoking the proxy, or by submitting a proxy bearing a later date, or by attending and voting at the Meeting.
     The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Management. In addition to solicitations through the mails, proxies may be solicited by officers, employees, and agents of the Fund at no additional cost to the Fund. Such solicitations may be by telephone or otherwise. Federated Management will reimburse custodians, nominees, and fiduciaries for the reasonable costs incurred by them in solicitation materials to the beneficial owners of shares held of record by such persons.

OUTSTANDING SHARES AND VOTING REQUIREMENTS

     The Managing General Partners of the Fund have fixed the close of business
on November   , 1995, as the record date for the determination of Partners
            --
entitled to notice of and to vote at the Meeting and any adjournment thereof.
As of the record date, there were        shares of the Fund outstanding.  Each
Fund share is entitled to one vote and fractional shares have proportionate voting rights. On the record date, [name, address], beneficially owned
shares, or approximately      % of the Fund's outstanding shares.  On such date,
no other person owned or record, or to the knowledge of FSC, beneficially owned, 5% or more of the Fund's outstanding shares. On the record date, the Managing General Partners and officers of the Fund as a group owned less than 1% of the outstanding shares of the Fund.

     On the record date, the Trustees and officers of the Portfolio as a group owned less than 1% of the outstanding shares of the Portfolio. On the record date, no person owned of record, or to the knowledge of FSC, beneficially owned, 5% or more of a class of shares of the Portfolio. After giving effect to the Exchange, the following persons of record on the record date would own 5% or more of the outstanding shares of Class A Shares, Class B Shares, or Class C Shares, as indicated: [name, address, percentage of shares class].
     The votes of shareholders of the Portfolio are not being solicited since their approval is not required in order to effect the acquisition.

     Approval of the Plan requires the lesser of (i) the vote of Partners holding a majority of the then outstanding shares; or (ii) the vote of Partners holding 67% or more of the shares represented in person or by proxy at a meeting at which Partners holding a majority of outstanding shares are present in person or by proxy.

OTHER MATTERS

     Management of the Fund knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting the persons named in the proxy intend to vote thereon in accordance with their best judgment.

     So far as management is presently informed, there is no litigation pending or threatened against the Trust.

     Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in, and return the enclosed proxy ballot promptly.



                                                                       Exhibit A
                         AGREEMENT AND PLAN OF EXCHANGE
     AGREEMENT AND PLAN OF EXCHANGE dated October 10, 1995,(the "Agreement"), among Federated Equity Funds, a Massachusetts business trust (hereinafter called the "Trust"), on behalf of its portfolio, Federated Capital Appreciation Fund (hereinafter called the "Acquiring Fund"), and Federated Exchange Fund, Ltd., a California limited partnership (the "Acquired Fund").
     This Agreement is intended to be and is adopted as a plan of exchange within the meaning of Section 351 of the United States Internal Revenue Code of 1986, as amended (the "Code"). The exchange (the "Exchange") will consist of the transfer of substantially all of the assets of the Acquired Fund in exchange solely for shares of beneficial interest of the Class A Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the limited partners ("Partners") of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
     WHEREAS, the Acquired Fund and the Trust are registered open-end management investment companies and the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;
     WHEREAS, the Acquired Fund and the Trust are authorized to issue their shares of beneficial interest; and
     WHEREAS, the Managing General Partners, including a majority of the Managing General Partners who are not "interested persons" (as defined in the Investment Company Act of 1940 (the "1940 Act")), of the Acquired Fund have determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired


Fund and that the interests of the existing Partners of the Acquired Fund would not be diluted as a result of this transaction; and
     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act), of the Trust has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund;
     NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund substantially all of the assets of the Acquired Fund, including all securities and cash, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the stock record books of the Acquiring Fund's transfer agent and shall deliver a confirmation thereof to the Acquired Fund.
     1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company ("State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer such assets to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund hereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable (but in no event later than 90 days of the Closing Date) (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's Partners of record, determined as of the close of business on the Closing Date (the "Acquired Fund Partners"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund's transfer agent to open accounts on the share record books of the Acquiring Fund's transfer agent in the names of the Acquired Fund Partners and representing the respective pro rata number of the Acquiring Fund Shares due such Partners. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.


     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of the Acquired Fund, on which the Acquired Fund is deregistered and dissolved.
     1.9 The Acquired Fund shall be deregistered as an investment company under the 1940 Act and dissolved as a California limited partnership promptly following the Closing Date and the making of all distributions pursuant to paragraph 1.5.
2.   VALUATION
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of 4:00 p.m. (Eastern time) on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of 4:00 p.m. (Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.
3.   CLOSING AND CLOSING DATE.
     3.1  The Closing Date shall be              , or such later date as the
                                    -------------
parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Federated Services Company, as transfer agent for each of the Acquired Fund and Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Partners and the number and percentage ownership of outstanding shares owned by each such Partner immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such


Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
4.   REPRESENTATIONS AND WARRANTIES.
     4.1 The Acquired Fund represents and warrants to the Acquiring Fund as follows:
          (a) The Acquired Fund is a limited partnership duly organized, validly existing and in good standing under the laws of the State of California and has power to own all of its properties and assets and to carry out this Agreement.
          (b) The Acquired Fund is registered under the 1940 Act, as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
          (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Agreement of Limited Partnership or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
          (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
          (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein as necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (g) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1994, has been audited by Deloitte & Touche, LLP, independent auditors, and has been prepared in accordance with generally accepted accounting principles, consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) fairly reflects the financial condition of the Acquired Fund as of such date, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein.
          (h) Since December 31, 1994, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
          (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
          (j) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3.
The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
          (k) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
          (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund's Managing General Partners and, subject to the approval of the Acquired Fund Partners, this Agreement will constitute the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
          (m) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     4.2  The Trust represents and warrants to the Trust as follows:
          (a) The Acquiring Fund is a portfolio of the Trust, which is duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out this Agreement.
          (b) The Trust is registered under the 1940 Act, as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
          (c) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
          (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
          (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (f) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.
          (g) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.
          (h) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Acquiring Fund's Trustees, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
          (i) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
          (j) The Acquiring Fund has entered into an agreement under which its investment adviser, Federated Management, will assume the expenses of the exchange including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's Partners and the costs of holding the Special Meeting of Partners.
5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Acquired Fund will call a meeting of the Acquired Fund Partners to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Acquired Fund's President or Vice President and its Treasurer or Assistant Treasurer.


     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Partners to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice


President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
     The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the Partners of the Acquired Fund in accordance with the provisions of the Acquired Fund's Agreement of Limited Partnership.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The Trust and the Acquired Fund shall have received an opinion of Hunton & Williams substantially to the effect that for Federal income tax purposes: (1) the general partners will recognize no gain or loss upon the redemption of their partnership interests in exchange for a pro rata portion of each asset held by the Acquired Fund immediately prior to the Exchange; (2) the Acquired Fund will recognize no gain or loss upon the transfer of the assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the Acquiring Fund's assumption of the Acquired Fund's liabilities; (3) the Partners will recognize no gain or loss upon the distribution of the Acquiring Fund Shares to them in exchange for their Acquired Fund interests; (4) the Acquiring Fund will recognize no gain or loss upon the transfer of the assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the Acquiring Fund's assumption of the Acquired Fund's liabilities; (5) the Acquiring Fund's basis in the assets transferred to the Acquiring Fund will equal the basis of the assets in the hands of the Acquired Fund immediately prior to the Exchange;
(6) the Acquiring Fund's holding period for the assets transferred to the Acquiring Fund will, in each case, include the period during which the Acquired Fund held such assets; (7) each Partner's basis in the Acquiring Fund Shares distributed to him will equal his adjusted basis in his Acquired Fund interest immediately prior to the Exchange; (8) each Partner's holding period for the Acquiring Fund Shares will include the period during which the Partner was considered to have held the assets transferred to the Acquiring Fund, provided that the assets were capital assets; (9) each general partner's basis in the assets distributed to it in redemption of its Acquired Fund interest will equal its adjusted basis in its Acquired Fund interest; and (10) each general partner's holding period for the assets distributed to it in redemption of its Acquired Fund interest will include the period during which the general partner was considered to have held the assets, provided that the assets were capital assets.
9.   TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Managing General Partners of the Acquired Fund or the Board of Trustees of the Acquiring Fund at any time prior to the Closing Date if circumstances should develop that, in the opinion of either of such Managing General Partners or Board of Trustees, make proceeding with the Agreement inadvisable.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the Managing General Partners, trustees, officers, Partners, or shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
10.  WAIVER.
     At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Managing General Partners of the Acquired Fund or the Board of Trustees of the Trust, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the Partners of the Acquired Fund or the shareholders of the Acquiring Fund, as the case may be.
11.  MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to principles of conflict of laws.


     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in any case to the Acquiring Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Trust or any of them.
     IN WITNESS WHEREOF, the Trust, on behalf of the Acquired Fund, and the Acquiring Fund have caused this Agreement and Plan of Exchange to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.
                              Acquired Fund:
                              FEDERATED EXCHANGE FUND, LTD.
Attest:

                              By:
Robert C. Rosselot            Name:  John W. McGonigle
Assistant Secretary           Title:  Vice President & Secretary
                              Acquiring Fund:


                              FEDERATED EQUITY FUNDS, on    behalf of its
portfolio
                              FEDERATED CAPITAL
                              APPRECIATION FUND
Attest:

                              By:
Robert C. Rosselot                 Name:  John W. McGonigle
Assistant Secretary                Title:  Vice President & Secretary

                      STATEMENT OF ADDITIONAL INFORMATION
                                     [DATE]

                          Acquisition of the assets of
                         FEDERATED EXCHANGE FUND, LTD.

                    By and in exchange for Class A Shares of
                      FEDERATED CAPITAL APPRECIATION FUND,
                     a portfolio of FEDERATED EQUITY FUNDS


                           Federated Investors Tower
                           Pittsburgh, PA  15222-3779
                       Telephone Number:  1-800-235-4669



This Statement of Additional Information dated             is not a prospectus.
                                               -----------
A Prospectus/Proxy Statement dated          related to the above-referenced
                                   --------


matter may be obtained from Federated Equity Funds, on behalf of its portfolio, Federated Capital Appreciation Fund, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                               TABLE OF CONTENTS

1. Statement of Additional Information of Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds, dated November 14, 1995.

2.   Registration Statement of Federated Exchange Fund, Ltd. dated April 28,
     1995.

3.   Annual Report of Federated Exchange Fund, Ltd., dated December 31, 1994.

4.   Semi-Annual Report of Federated Exchange Fund, Ltd., dated June 30, 1995.


The Statement of Additional Information of Federated Capital Appreciation Fund (the "Portfolio"), a portfolio of Federated Equity Funds (the "Trust"), is incorporated herein by reference to the Trust's Registration Statement on Form N-1A (1933 Act File No. 2-91090; 1940 Act File No. 811-4017), which was filed with the Securities and Exchange Commission on or about August 31, 1995. Copies of this document may be obtained free of charge from the Portfolio at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, telephone number 1-800-235-4669.


The Registration Statement of Federated Exchange Fund, Ltd. (the "Fund") dated April 28, 1995, is incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement of Federated Exchange Fund, Ltd. on Form N-1A (1940 Act File No. 811-2626. The Annual Report of the Fund dated December 31, 1994, and the Independent Auditors' report of Deloitte & Touche LLP, are incorporated herein by reference.

The Annual Report of the Fund was filed with the Securities and Exchange Commission pursuant to Section 30(b) of the Investment Company Act of 1940 on or about February 24, 1995. Copies of these documents may be obtained free of charge from the Fund at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, telephone number 1-800-235-4669.

The Semi-Annual Report of the Fund was filed with the Securities and Exchange Commission pursuant to Section 30(b) of the Investment Company Act of 1940 on or about August 29, 1995. Copies of these documents may be obtained free of charge from the Fund at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, telephone number 1-800-235-4669.













The shares of Federated Capital Appreciation Fund (the "Fund") represent interests in a diversified investment portfolio of Federated Equity Funds, an open-end management investment company (a mutual fund). The Fund invests primarily in equity securities that offer opportunities for capital appreciation.
THE SHARES OFFERED BY THIS PROSPECTUS ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
This prospectus contains the information you should read and know before you invest in Class A Shares, Class B Shares, and Class C Shares of the Fund. Keep this prospectus for future reference.
The Fund has also filed a Combined Statement of Additional Information for Class
A Shares, Class B Shares, and Class C Shares dated                , 1995, with
                                                   ---------------
the Securities and Exchange Commission. The information contained in the Combined Statement of Additional Information is incorporated by reference into this prospectus. You may request a copy of the Combined Statement of Additional


Information, which is in paper form only, or a paper copy of this prospectus, if you have received your prospectus electronically, free of charge by calling 1-800-235-4669. To obtain other information or to make inquiries about the Fund, contact your financial institution.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospectus Dated              , 1995
                 -------------


   SUMMARY OF FUND EXPENSES  1                HOW TO REDEEM SHARES    23

     CLASS A SHARES          1                 SPECIAL REDEMPTION FEATURES   24
   SUMMARY OF FUND EXPENSES  3                 CONTINGENT DEFERRED SALES CHARGE
                                                                      25
     CLASS B SHARES          3
                                               ELIMINATION OF CONTINGENT
   SUMMARY OF FUND EXPENSES  5
                                                   DEFERRED SALES CHARGE     26
     CLASS C SHARES          5                ACCOUNT AND SHARE INFORMATION  27
   SYNOPSIS                  7

   LIBERTY FAMILY OF FUNDS   8

     FEDERATED LIFETRACKTM PROGRAM
        (CLASS A SHARES AND CLASS C
      SHARES)                9
   INVESTMENT INFORMATION   10

     INVESTMENT OBJECTIVE   10
     INVESTMENT POLICIES    10
     PORTFOLIO TURNOVER     15
     INVESTMENT LIMITATIONS 16
   NET ASSET VALUE          16

   INVESTING IN THE FUND    18

   HOW TO PURCHASE SHARES   18

     INVESTING IN CLASS A SHARES   18
     INVESTING IN CLASS B SHARES   20
     INVESTING IN CLASS C SHARES   21
     SPECIAL PURCHASE FEATURES     21
   EXCHANGE PRIVILEGE       22


   TRUST INFORMATION        27

     MANAGEMENT OF THE TRUST27
     DISTRIBUTION OF SHARES 29
     ADMINISTRATION OF THE FUND    30
     EXPENSES OF THE FUND AND CLASS A
        SHARES, CLASS B SHARES, AND
        CLASS C SHARES      31
     BROKERAGE TRANSACTIONS 31
   SHAREHOLDER INFORMATION  31

     VOTING RIGHTS          31
     MASSACHUSETTS PARTNERSHIP LAW 32
   TAX INFORMATION          32

     FEDERAL INCOME TAX     32
     PENNSYLVANIA CORPORATE AND
         PERSONAL PROPERTY TAXES   32
   PERFORMANCE INFORMATION  33

   APPENDIX                 34


    SUMMARY OF FUND EXPENSES

                      FEDERATED CAPITAL APPRECIATION  FUND
                                   CLASS A SHARES
                         SHAREHOLDER TRANSACTION EXPENSES
    Maximum Sales Load Imposed on Purchases (as a percentage of offering price) Maximum Sales Load Imposed on Reinvested Dividends (as a percentage of offering
price).........................................................None
Contingent Deferred Sales Charge (as a percentage of original purchase price  or
              redemption proceeds, as applicable) (1)..........
                                                               -----
Redemption Fee (as a percentage of amount redeemed, if applicable)    None
Exchange Fee...................................................None
                    ANNUAL CLASS A SHARES OPERATING EXPENSES
               (AS A PERCENTAGE OF PROJECTED AVERAGE NET ASSETS)*
Management Fee (after waiver) (2).............................      %
                                                                ----
12b-1 Fee (3).................................................    %
                                                              ----
Total Other Expenses (after expense reimbursement)............     %
                                                               ----
     Shareholder Services Fee  .........................    %
                                                        ----
       Total Class A Shares Operating Expenses (4) ...........      %
                                                                ----

    (1)Class A Shares purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales load and not distributed by Federated Securities Corp. may be charged a
       contingent deferred sales charge of      of       for redemptions made
                                           ----    -----
       within one full year of purchase.  See "Contingent Deferred Sales
       Charge."


    (2)The estimated management fee has been reduced to reflect the anticipated voluntary waiver of the management fee. The adviser can terminate this anticipated voluntary waiver at any time at its sole discretion. The
       maximum management fee is      .
                                 -----

    (3)The Class A Shares has no present intention of paying or accruing the 12b-1 fee during the fiscal year ending October 31, 1996. If the Class A Shares were paying or accruing the 12b-1 fee, the Class A Shares would
       be able to pay up to       of its average daily net assets for the 12b-1
                            -----
       fee.  See "Trust Information."

    (4)The Total Class A Shares Operating Expenses are estimated to be    %
                                                                       ---
       absent the anticipated voluntary waiver of the management fee and the anticipated voluntary reimbursement of certain other operating expenses.

    *Total Class A Shares Operating Expenses are estimated based on average expenses expected to be incurred during the period ending October 31, 1995. During the course of this period, expenses may be more or less than the average amount shown.

       The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of Class A Shares will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Investing in Class A Shares" and "Trust Information." Wire-transferred redemptions of less than $5,000 may be subject to additional fees.
              EXAMPLE....................       1 year      3 years
    You would pay the following expenses on a
    $1,000


    investment, assuming (1) 5% annual return and
    (2) redemption at the end of each time period.     $         $
                                                         --        --
    You would pay the following expenses on the
    same
    investment, assuming no redemption ..  $           $
                                             --          --

       THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE IS BASED ON ESTIMATED DATA FOR CLASS A SHARES' FISCAL YEAR ENDING OCTOBER 31, 1995.


    SUMMARY OF FUND EXPENSES

                      FEDERATED CAPITAL APPRECIATION  FUND
                                   CLASS B SHARES
                         SHAREHOLDER TRANSACTION EXPENSES
    Maximum Sales Load Imposed on Purchases (as a percentage of offering price)
      None
Maximum Sales Load Imposed on Reinvested Dividends (as a percentage of offering price)........................................................ None
Contingent Deferred Sales Charge (as a percentage of original purchase price  or
              redemption proceeds, as applicable) (1)..........
                                                               -----
Redemption Fee (as a percentage of amount redeemed, if applicable)    None
Exchange Fee...................................................None
                    ANNUAL CLASS B SHARES OPERATING EXPENSES
               (AS A PERCENTAGE OF PROJECTED AVERAGE NET ASSETS)*
Management Fee (after waiver) (2).............................      %
                                                                ----


12b-1 Fee.....................................................    %
                                                              ----
Total Other Expenses (after expense reimbursement)............     %
                                                               ----
     Shareholder Services Fee  .........................    %
                                                        ----
       Total Class B Shares Operating Expenses (3) (4) .......      %
                                                                ----

    (1)The contingent deferred sales charge is       in the first year
                                               -----
       declining to       in the sixth year and 0.00% thereafter.  (See
                    -----
       "Contingent Deferred Sales Charge.")

    (2)The estimated management fee has been reduced to reflect the anticipated voluntary waiver of the management fee. The adviser can terminate this anticipated voluntary waiver at any time at its sole discretion. The
       maximum management fee is      .
                                 -----

    (3)Class B Shares convert to Class A Shares (which pay lower ongoing expenses) approximately eight years after purchase.

    (4)The Total Class B Shares Operating Expenses are estimated to be     %
                                                                       ----
       absent the anticipated voluntary waiver of the management fee and the anticipated voluntary reimbursement of certain other operating expenses.

    *Total Class B Shares Operating Expenses are estimated based on average expenses expected to be incurred during the period ending October 31, 1995. During the course of this period, expenses may be more or less than the average amount shown.

       The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of Class B Shares will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Investing in Class B Shares" and "Trust Information." Wire-transferred redemptions of less than $5,000 may be subject to additional fees.
Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted under the rules of the National Association of Securities Dealers, Inc.
              EXAMPLE....................       1 year      3 years
    You would pay the following expenses on a
    $1,000
    investment, assuming (1) 5% annual return and
    (2) redemption at the end of each time period.     $         $
                                                         --        ---
    You would pay the following expenses on the
    same
    investment, assuming no redemption ..  $           $
                                             --          ---

       THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE IS BASED ON ESTIMATED DATA FOR THE CLASS B SHARES' FISCAL YEAR ENDING OCTOBER 31, 1995.


    SUMMARY OF FUND EXPENSES

                      FEDERATED CAPITAL APPRECIATION  FUND
                                   CLASS C SHARES
                         SHAREHOLDER TRANSACTION EXPENSES
    Maximum Sales Load Imposed on Purchases (as a percentage of offering price)
      None


Maximum Sales Load Imposed on Reinvested Dividends (as a percentage of offering
price).........................................................None
Contingent Deferred Sales Charge (as a percentage of original purchase price  or
              redemption proceeds, as applicable) (1)..........
                                                               -----
Redemption Fee (as a percentage of amount redeemed, if applicable)    None
Exchange Fee...................................................None
                    ANNUAL CLASS C SHARES OPERATING EXPENSES
               (AS A PERCENTAGE OF PROJECTED AVERAGE NET ASSETS)*
Management Fee (after waiver) (2).............................      %
                                                                ----
12b-1 Fee.....................................................    %
                                                              ----
Total Other Expenses (after expense reimbursement)............     %
                                                               ----
     Shareholder Services Fee  .........................    %
                                                        ----
       Total Class C Shares Operating Expenses (3) ...........      %
                                                                ----

    (1)The contingent deferred sales charge assessed is       of the lesser of
                                                        -----
       the original purchase price or the net asset value of Shares redeemed within one year of their purchase date. For a more complete description, see "Contingent Deferred Sales Charge."

    (2)The estimated management fee has been reduced to reflect the anticipated voluntary waiver of the management fee. The adviser can terminate this anticipated voluntary waiver at any time at its sole discretion. The
       maximum management fee is       .
                                 ------

    (2)The Total Class C Shares Operating Expenses are estimated to be     %
                                                                       ----
       absent the anticipated voluntary waiver of the management fee and the anticipated voluntary reimbursement of certain other operating expenses.


    *Total Class C Shares Operating Expenses are estimated based on average expenses expected to be incurred during the period ending October 31, 1995. During the course of this period, expenses may be more or less than the average amount shown.

       The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of Class C Shares will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Investing in Class C Shares" and "Trust Information." Wire-transferred redemptions of less than $5,000 may be subject to additional fees.
Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted under the rules of the National Association of Securities Dealers, Inc.
                EXAMPLE..................       1 year      3 years
    You would pay the following expenses on a
    $1,000
    investment, assuming (1) 5% annual return and
    (2) redemption at the end of each time period.     $         $
                                                         --        --
    You would pay the following expenses on the
    same
    investment, assuming no redemption ..  $           $
                                             --          --

       THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE IS BASED ON ESTIMATED DATA FOR THE CLASS C SHARES' FISCAL YEAR ENDING OCTOBER 31, 1995.


    SYNOPSIS

Federated Capital Appreciation Fund (the "Fund") is an investment portfolio of Federated Equity Funds (the "Trust"). The Trust was established as a business trust under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated April 17, 1984. The Fund was created for the purpose of soliciting the shareholders of Federated Exchange Fund, Ltd., a California Limited Partnership, to exchange their partnership interests for shares of beneficial interest in the Class A Shares of the Fund. Until this transaction is completed, or until management of the Fund determines that it will abandon its plan to acquire the assets of Federated Exchange Fund, Ltd. in a reorganization transaction, shares of the Fund will not be available for public investment. The Fund's address is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.
The Declaration of Trust permits the Trust to offer separate series of shares of beneficial interest representing interests in separate portfolios of securities. The shares in any one portfolio may be offered in separate classes. With respect to this Fund, as of the date of this prospectus, the Board of Trustees (the "Trustees") has established three classes of shares, known as Class A Shares, Class B Shares, and Class C Shares (referred to as "Shares," individually and collectively as the context requires).
Shares of the Fund are designed primarily for individuals and institutions seeking capital appreciation through a professionally managed, diversified portfolio consisting primarily of equity securities.
For information on how to purchase the Shares offered by this prospectus, please refer to "How to Purchase Shares." The minimum initial investment for Class A Shares is $500. The minimum initial investment for Class B Shares and Class C Shares is $1,500. However, the minimum initial investment for a retirement account in any class is $50. Subsequent investments in any class must be in amounts of at least $100, except for retirement plans which must be in amounts of at least $50.
Class A Shares are generally sold at net asset value plus an applicable sales load and are redeemed at net asset value. However, a contingent deferred sales charge is imposed under certain circumstances. For a more complete description, see "How to Redeem Shares." Class A Shares are sold and redeemed at net asset value for trust departments, investment advisers, and shareholders who receive Shares in the reorganization of Federated Exchange Fund, Ltd., described above. Class B Shares are sold at net asset value and are redeemed at net asset value. However, a contingent deferred sales charge is imposed on certain Shares which are redeemed within six full years of purchase. See "How to Redeem Shares." Class C Shares are sold at net asset value. A contingent deferred sales charge of 1.00% will be charged on assets redeemed within the first 12 months following purchase. See "How to Redeem Shares."
Additionally, information regarding the exchange privilege offered with respect to the Fund and certain other funds for which affiliates of Federated Investors serve as principal underwriter ("Federated Funds") can be found under "Exchange Privilege."
Federated Management is the investment adviser (the "Adviser") to the Fund and receives compensation for its services. The Adviser's address is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.
Investors should be aware of the following general observations. The Fund may make certain investments and employ certain investment techniques that involve risks, including investing in convertible securities and zero coupon convertible securities, entering into repurchase agreements, investing in when-issued and delayed delivery securities, lending portfolio securities, the purchasing or writing of put and call options, the purchasing and selling of financial futures and options on futures, and investing in restricted and illiquid securities, foreign securities and high yield corporate debt obligations. These risks are described under "Investment Policies."
The Fund's current net asset value and offering price can be found in the mutual funds section of local newspaper under "Federated Liberty Funds."
    LIBERTY FAMILY OF FUNDS

This Fund is a member of a family of mutual funds, collectively known as the Liberty Family of Funds. The other funds in the Liberty Family of Funds are:
      o American Leaders Fund, Inc., providing growth of capital and income through high-quality stocks;
      o Capital Growth Fund, providing appreciation of capital primarily through equity securities;
      o Federated Bond Fund, providing as high a level of current income as is consistent with the preservation of capital by investing primarily in a portfolio of investment grade bonds;
      o Federated Growth Strategies Fund, providing appreciation of capital through equity securities of companies with prospects for above-average growth in earnings and dividends, or of companies where significant fundamental changes are taking place;
      o Federated Small Cap Strategies Fund, providing appreciation of capital through common stocks of small and medium sized companies;
      o Fund for U.S. Government Securities, Inc., providing current income through long-term U.S. government securities;
      o International Equity Fund, providing long-term capital growth and income through international securities;
      o International Income Fund, providing a high level of current income consistent with prudent investment risk through high-quality debt securities denominated primarily in foreign currencies;


      o Liberty Equity Income Fund, Inc., providing above-average income and capital appreciation through income producing equity securities;
      o Liberty High Income Bond Fund, Inc., providing high current income through high-yielding, lower-rated, corporate bonds;
      o Liberty Municipal Securities Fund, Inc., providing a high level of current income exempt from federal regular income tax through municipal bonds;
      o Liberty U.S. Government Money Market Trust, providing current income consistent with stability of principal through high-quality U.S. government securities;
      o Liberty Utility Fund, Inc., providing current income and long-term growth of income, primarily through electric, gas, and communications utilities;
      o Limited Term Fund, providing a high level of current income consistent with minimum fluctuation in principal through investment grade securities;
      o Limited Term Municipal Fund, providing a high level of current income exempt from federal regular income tax consistent with the preservation of principal, primarily limited to municipal securities;
      o Michigan Intermediate Municipal Trust, providing current income exempt from federal regular income tax and personal income taxes imposed by the state of Michigan and Michigan municipalities, primarily through Michigan municipal securities;
      o Pennsylvania Municipal Income Fund, providing current income exempt from federal regular income tax and the personal income taxes imposed by the Commonwealth of Pennsylvania, primarily through Pennsylvania municipal securities;
      o Strategic Income Fund, providing a high level of current income, primarily through domestic and foreign corporate debt obligations;


      o Tax-Free Instruments Trust, providing current income consistent with the stability of principal and exempt from federal income tax, through high-quality, short-term municipal securities; and
      o World Utility Fund, providing total return primarily through securities issued by domestic and foreign companies in the utilities industries.
Prospectuses for these funds are available by writing to Federated Securities Corp.
Each of the funds may also invest in certain other types of securities as described in each fund's prospectus.
The Liberty Family of Funds provides flexibility and diversification for an investor's long-term investment planning. It enables an investor to meet the challenges of changing market conditions by offering convenient exchange privileges which give access to various investment vehicles and by providing the investment services of proven, professional investment advisers.
Shareholders of Class A Shares who have been designated as Liberty Life Members are exempt from sales loads on future purchases in and exchanges between the Class A Shares of any funds in the Liberty Family of Funds, as long as they maintain a $500 balance in one of the Liberty Funds.
    FEDERATED LIFETRACKTM PROGRAM (CLASS A SHARES AND CLASS C SHARES)
The Fund is also a member of the Federated LifeTrackTM Program sold through financial representatives. Federated LifeTrackTM Program is an integrated program of investment options, plan recordkeeping, and consultation services for 401(k) and other participant-directed benefit and savings plans. Under Federated LifeTrackTM Program, employers or plan trustees may select a group of investment options to be offered in a plan which also uses Federated LifeTrackTM Program for recordkeeping and administrative services. Additional fees are charged to participating plans for these services. As part of Federated LifeTrackTM Program, exchanges may readily be made between investment options selected by the employer or a plan trustee. For further information about participating in the Federated LifeTrackTM Program, please contact an investment professional or the Fund at the address referenced in the Synopsis of this prospectus.
The other funds participating in the Federated LifeTrackTM Program are: American Leaders Fund, Inc., Automated Cash Management Trust, Automated Government Cash Reserves, Automated Government Money Trust, Automated Treasury Cash Reserves, Capital Preservation Fund, Federated ARMs Fund, Federated Bond Fund, Federated GNMA Trust, Federated Growth Strategies Fund, Federated High Yield Trust, Federated Income Trust, Federated Managed Aggressive Growth Fund, Federated Managed Growth and Income Fund, Federated Managed Growth Fund, Federated Managed Income Fund, Federated Max Cap Fund, Federated Mini Cap Fund, Federated Mid Cap Fund, Federated Short-Term Income Fund, Federated Stock Trust, Federated U.S. Government Securities Fund 1-3 Years, Federated U.S. Government Securities Fund 2-5 Years, Fortress Utility Fund, Inc., Fund for U.S. Government Securities, Inc., Intermediate Income Fund, International Equity Fund, International Income Fund, Liberty Equity Income Fund, Inc., Liberty High Income Bond Fund, Inc., Liberty Utility Fund, Inc., and Stock and Bond Fund, Inc.
With respect to Class A Shares, no sales load is imposed on purchases made by qualified retirement plans with over $l million invested in funds participating in the Federated LifeTrackTM Program.
    INVESTMENT INFORMATION

    INVESTMENT OBJECTIVE
The investment objective of the Fund is to provide capital appreciation. The investment objective cannot be changed without approval of shareholders. While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the investment policies described in this prospectus.


    INVESTMENT POLICIES
The investment policies described below may be changed by the Trustees without
shareholder approval.   Shareholders will be notified before any material change
in these policies becomes effective.
ACCEPTABLE INVESTMENTS. The Fund attempts to achieve its objectives by investing at least 65% of its assets in equity securities. Equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in common stocks, preferred stocks, and convertible securities will vary according to the Fund's assessment of market and economic conditions and outlook.
The Fund's stock selection emphasizes those common stocks in each sector that offer significant potential for capital appreciation based upon factors such as price/cash flow, price/book value, and projected earnings growth. The Fund may also invest in the securities of companies involved in mergers or restructuring, and may invest up to 20% of its total assets in foreign securities.
COMMON STOCK. As described above, the Fund invests primarily in equity securities. As with other mutual funds that invest primarily in equity securities, the Fund is subject to market risks. That is, the possibility exists that common stocks will decline over short or even extended periods of time, and the United States equity market tends to be cyclical, experiencing both periods when stock prices generally increase and periods when stock prices generally decrease. However, since the Fund invests in growth-oriented equity securities, there are some additional risk factors associated with investment in the Fund. Growth-oriented stocks may include issuers with smaller capitalization. Small and medium capitalization stocks have historically been more volatile in price than larger capitalization stocks, such as those included in the Standard & Poor's 500 Index. This is because, among other things, smaller companies have a lower degree of liquidity in the equity market and tend to have a greater sensitivity to changing economic conditions. That is, the stock of small and medium capitalization companies may decline in price as the price of large company stocks rise, or vice versa. Therefore, investors should expect that the Fund will be more volatile than, and may fluctuate independently of, broad market indices such as the Standard & Poor's 500 Index.
CONVERTIBLE SECURITIES. Convertible securities are fixed-income securities which may be exchanged or converted into a predetermined number of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The Fund invests in convertible bonds rated "B" or higher by Standard & Poor's Rating Group ("Standard & Poor's"), or Moody's Investors Service, Inc. ("Moody's") at the time of investment, or if unrated, of comparable quality. If a convertible bond is rated below "B" according to the characteristics set forth here after the Fund has purchased it, the Fund is not required to drop the convertible bond from the portfolio, but will consider appropriate action. The investment characteristics of each convertible security vary widely, which allows convertible securities to be employed for different investment objectives. Convertible bonds and convertible preferred stocks are fixed-income securities that generally retain the investment characteristics of fixed-income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed-income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock. When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities and, therefore, have a claim to assets of the corporation prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar nonconvertible securities of the same company. The interest income and dividends from convertible bonds and preferred stocks provide a stable stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality.
The Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the Adviser's opinion, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objectives. Otherwise, the Fund will hold or trade the convertible securities. In selecting convertible securities for the Fund, the Adviser evaluates the investment characteristics of the convertible security as a fixed-income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, the Adviser considers numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.
ZERO COUPON CONVERTIBLE SECURITIES. Zero coupon convertible securities are debt securities which are issued at a discount to their face amount and do not entitle the holder to any periodic payments of interest prior to maturity. Rather, interest earned on zero coupon convertible securities accretes at a stated yield until the security reaches its face amount at maturity. Zero coupon convertible securities are convertible into a specific number of shares of the issuer's common stock. In addition, zero coupon convertible securities usually have put features that provide the holder with the opportunity to sell the bonds back to the issuer at a stated price before maturity. Generally, the prices of zero coupon convertible securities may be more sensitive to market interest rate fluctuations than conventional convertible securities.
Federal income tax law requires the holder of a zero coupon convertible security to recognize income from the security prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability of federal income taxes, the Fund will be required to distribute income accrued from zero coupon convertible securities which it owns, and may have to sell portfolio securities (perhaps at disadvantageous times) in order to generate cash to satisfy these distribution requirements.
FOREIGN SECURITIES. The Fund reserves the right to invest up to 20% of its assets in foreign debt and equity securities. These securities may be either dollar-denominated or denominated in foreign currencies. Investments in foreign securities, particularly those of non-governmental issuers, involve considerations which are not ordinarily associated with investments in domestic issuers. These considerations include the possibility of expropriation, confiscatory taxation, currency fluctuations, the unavailability of financial information or the difficulty of interpreting financial information prepared under foreign accounting standards, less liquidity and more volatility in foreign securities markets, the impact of political, social, or diplomatic developments, and the difficulty of assessing economic trends in foreign countries. It may also be more difficult to enforce contractual obligations abroad than would be the case in the United States because of differences in the legal systems. Transaction costs in foreign securities may be higher. The Adviser will consider these and other factors before investing in foreign securities and will not make such investments unless, in its opinion, such investments will meet the Fund's standards and objectives.
FOREIGN CURRENCY TRANSACTIONS. The Fund may enter into foreign currency transactions to obtain the necessary currencies to settle securities transactions. Currency transactions may be conducted either on a spot or cash basis at prevailing rates or through forward foreign currency exchange contracts.
The Fund may also enter into foreign currency transactions to protect Fund assets against adverse changes in foreign currency exchange rates or exchange control regulations. Such changes could unfavorably affect the value of Fund assets which are denominated in foreign currencies, such as foreign securities or funds deposited in foreign banks, as measured in U.S. dollars. Although foreign currency exchanges may be used by the Fund to protect against a decline in the value of one or more currencies, such efforts may also limit any potential gain that might result from a relative increase in the value of such currencies and might, in certain cases, result in losses to the Fund.
      CURRENCY RISKS.. To the extent that debt securities purchased by the Fund are denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the Fund's net asset value; the value of interest earned; gains and losses realized on the sale of securities; and net investment income and capital gain, if any, to be distributed to shareholders by the Fund. If the value of a foreign currency rises against the U.S. dollar, the value of the Fund's assets denominated in that currency will increase; correspondingly, if the value of a foreign currency declines against the U.S. dollar, the value of the Fund's assets denominated in that currency will decrease.
FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. A forward foreign currency exchange contract ("forward contract") is an obligation to purchase or sell an amount of a particular currency at a specific price and on a future date agreed upon by the parties.
Generally no commission charges or deposits are involved. At the time the Fund enters into a forward contract, Fund assets with a value equal to the Fund's obligation under the forward contract are segregated and are maintained until the contract has been settled. The Fund will not enter into a forward contract with a term of more than one year.
The Fund will generally enter into a forward contract to provide the proper currency to settle a securities transaction at the time the transaction occurs ("trade date"). The period between trade date and settlement date will vary between 24 hours and 30 days, depending upon local custom.
The Fund may also protect against the decline of a particular foreign currency by entering into a forward contract to sell an amount of that currency approximating the value of all or a portion of the Fund's assets denominated in that currency ("hedging"). The success of this type of short-term hedging strategy is highly uncertain due to the difficulties of predicting short-term currency market movements and of precisely matching forward contract amounts and the constantly changing value of the securities involved. Although the adviser will consider the likelihood of changes in currency values when making investment decisions, the adviser believes that it is important to be able to enter into forward contracts when it believes the interests of the Fund will be served. The Fund will not enter into forward contracts for hedging purposes in a particular currency in an amount in excess of the Fund's assets denominated in that currency. The Fund will not invest more than 20% of its total assets in forward foreign currency exchange contracts.
HIGH-YIELD CORPORATE DEBT OBLIGATIONS. The Fund may invest up to 35% of the value of its total assets in corporate debt obligations that are not investment grade bonds or are not rated but are determined by the Adviser to be of comparable quality. Securities which are rated BBB or lower by Standard & Poor's or Baa or lower by Moody's either have speculative characteristics or are speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligations. A description of the rating categories is contained in the Appendix to this Prospectus. There is no lower limit with respect to rating categories for securities in which the Fund may invest.
Corporate debt obligations that are not determined to be investment grade are high-yield, high-risk bonds, typically subject to greater market fluctuations and greater risk of loss of income and principal due to an issuer's default. To a greater extent than investment grade bonds, lower rated bonds tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. In addition, lower rated bonds may be more difficult to dispose of or to value than high-rated, lower-yielding bonds. The Fund does not intend to invest more than 5% of its assets in corporate debt obligations that are not investment-grade bonds (excluding securities convertible into equity securities) during the current fiscal year. The Adviser attempts to reduce the risks described above through diversification of the portfolio and by credit analysis of each issuer as well as by monitoring broad economic trends and corporate and legislative developments.
PUT AND CALL OPTIONS. The Fund may purchase put options on its portfolio securities. These options will be used as a hedge to attempt to protect securities which the Fund holds against decreases in value. The Fund may also write call options on all or any portion of its portfolio to generate income for the Fund. The Fund will write call options on securities either held in its portfolio or for which it has the right to obtain without payment of further consideration or for which it has segregated cash in the amount of any additional consideration.
The Fund may generally purchase and write over-the-counter options on portfolio securities in negotiated transactions with the buyers or writers of the options since options on the portfolio securities held by the Fund are not traded on an exchange. The Fund purchases and writes options only with investment dealers and other financial institutions (such as commercial banks or savings associations) deemed creditworthy by the Adviser.


Over-the-counter options are two party contracts with price and terms negotiated between buyer and seller. In contrast, exchange-traded options are third party contracts with standardized strike prices and expiration dates and are purchased from a clearing corporation. Exchange-traded options have a continuous liquid market while over-the-counter options may not. The Fund will not buy call options or write put options without further notification to shareholders. FINANCIAL FUTURES AND OPTIONS ON FUTURES. The Fund may purchase and sell financial futures contracts to hedge all or a portion of its portfolio against changes in interest rates. Financial futures contracts call for the delivery of particular debt instruments at a certain time in the future. The seller of the contract agrees to make delivery of the type of instrument called for in the contract and the buyer agrees to take delivery of the instrument at the specified future time.
The Fund may also write call options and purchase put options on financial futures contracts as a hedge to attempt to protect securities in its portfolio against decreases in value. When the Fund writes a call option on a futures contract, it is undertaking the obligation of selling a futures contract at a fixed price at any time during a specified period if the option is exercised. Conversely, as purchaser of a put option on a futures contract, the Fund is entitled (but not obligated) to sell a futures contract at the fixed price during the life of the option.
The Fund may not purchase or sell futures contracts or related options if immediately thereafter the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets. When the Fund purchases futures contracts, an amount of cash and U.S. Treasury securities, equal to the underlying commodity value of the futures contracts (less any related margin deposits), will be deposited in a segregated account with the Fund's custodian


(or the broker, if legally permitted) to collateralize the position and thereby insure that the use of such futures contract is unleveraged.
      RISKS. When the Fund uses financial futures and options on financial futures as hedging devices, much depends on the ability of the Adviser to predict market conditions based upon certain economic analysis and factors. There is a risk that the prices of the securities subject to the futures contracts may not correlate perfectly with the prices of the securities in the Fund's portfolio. This may cause the futures contract and any related options to react differently than the portfolio securities to market changes. In addition, the Adviser could be incorrect in its expectations about the direction or extent of market factors such as interest rate movements. In these events, the Fund may lose money on the futures contract or option.
      It is not certain that a secondary market for positions in futures contracts or for options will exist at all times. Although the Adviser will consider liquidity before entering into options transactions, there is no assurance that a liquid secondary market on an exchange or otherwise will exist for any particular futures contract or option at any particular time. The Fund's ability to establish and close out futures and options positions depends on this secondary market.
RESTRICTED AND ILLIQUID SECURITIES. The Fund may invest up to 10% of its net assets in restricted securities. This restriction is not applicable to commercial paper issued under Section 4(2) of the Securities Act of 1933, as amended. Restricted securities are any securities in which the Fund may otherwise invest pursuant to its investment objectives and policies but which are subject to restriction on resale under federal securities law. The Fund will limit investments in illiquid securities, including certain restricted securities determined by the Trustees not to be liquid, non-negotiable time deposits and repurchase agreements providing for settlement in more than seven days after notice, to 15% of its net assets.
The Fund may invest in commercial paper issued in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.
Section 4(2) commercial paper is restricted as to disposition under federal securities law and is generally sold to institutional investors, such as the Fund, who agree that they are purchasing the paper for investment purposes and not with a view to public distribution. Any resale by the purchaser must be in an exempt transaction. Section 4(2) commercial paper is normally resold to other institutional investors like the Fund through or with the assistance of the issuer or investment dealers who make a market in Section 4(2) commercial paper, thus providing liquidity.
TEMPORARY INVESTMENTS. The Fund may also invest temporarily, in amounts of 35% or less of the Fund's assets, in cash and cash items during times of unusual market conditions to maintain liquidity. Cash items may include the following short-term obligations:
      o commercial paper and Europaper (dollar denominated commercial paper issued outside the United States);
      o instruments of domestic and foreign banks and savings associations
        (such as certificates of deposit, demand and time deposits, savings shares, and bankers' acceptances);
      o obligations of the U.S. government or its agencies or instrumentalities;
      o repurchase agreements; and
      o other short-term instruments.
REPURCHASE AGREEMENTS. Repurchase agreements are arrangements in which banks, broker/dealers, and other recognized financial institutions sell U.S. government or other securities to the Fund and agree at the time of sale to repurchase them at a mutually agreed upon time and price.


WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS. The Fund may purchase securities on a when-issued or delayed delivery basis. These transactions are arrangements in which the Fund purchases securities with payment and delivery scheduled for a future time. The seller's failure to complete these transactions may cause the Fund to miss a price or yield considered to be advantageous. Settlement dates may be a month or more after entering into these transactions, and the market values of the securities purchased may vary from the purchase prices. Accordingly, the Fund may pay more/less than the market value of the securities on the settlement date.
The Fund may dispose of a commitment prior to settlement, if the Adviser deems it appropriate to do so. In addition, the Fund may enter in transactions to sell its purchase commitments to third parties at current market values and simultaneously acquire other commitments to purchase similar securities at later dates. The Fund may realize short-term profits or losses upon the sale of such commitments.
LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, the Fund may lend portfolio securities, on a short-term or a long-term basis, up to one-third of the value of its total assets to broker/dealers, banks, or other institutional borrowers of securities. The Fund will only enter into loan arrangements with broker/dealers, banks, or other institutions which the Adviser has determined are creditworthy under guidelines established by the Trustees and will receive collateral in the form of cash or U.S. government securities equal to at least 100% of the value of the securities loaned.
There is the risk that when lending portfolio securities, the securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price. In addition, in the event that a borrower of securities would file for bankruptcy or become insolvent, disposition of the securities may be delayed pending court action.


    PORTFOLIO TURNOVER
Securities in the Fund's portfolio will be sold whenever the Adviser believes it is appropriate to do so in light of the Fund's investment objective, without regard to the length of time a particular security may have been held. The Adviser to the Fund does not anticipate that portfolio turnover will result in adverse tax consequences. Any such trading will increase the Fund's portfolio turnover rate and transaction costs.
    INVESTMENT LIMITATIONS
The Fund will not:
      o borrow money directly or through reverse repurchase agreements (arrangements in which the Fund sells a portfolio instrument for a percentage of its cash value with an agreement to buy it back on a set date) or pledge securities except that the Fund may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of those assets to secure such borrowings;
      o sell securities short except, under strict limitations, it may maintain open short positions so long as not more than 10% of the value of its net assets is held as collateral for those positions;
      o lend any of its assets except portfolio securities up to one-third of the value of its total assets;
      o underwrite any issue of securities, except as it may be deemed to be an underwriter under the Securities Act of 1933, as amended, in connection with the sale of restricted securities which the Fund may purchase pursuant to its investment objectives, policies, and limitations; or
      o with respect to 75% of its total assets, invest more than 5% of the value of its total assets in securities of any one issuer (other than cash, cash items, or securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities, and repurchase agreements collateralized by such securities) or acquire more than 10%


        of any class of voting securities of any one issuer. For these purposes, the Fund takes all common stock and all preferred stock of an issuer each as a single class, regardless of priorities, series, designations, or other differences.
The above investment limitations cannot be changed without shareholder approval. The following limitations, however, may be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.
The Fund will not:
      o invest more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations;
      o commit more than 5% of the value of its total assets to premiums on open put option positions; or
      o invest more than 5% of its total assets in warrants.
    NET ASSET VALUE

The Fund's net asset value per share fluctuates. The net asset value for Shares is determined by adding the interest of each class of Shares in the market value of all securities and other assets of the Fund, subtracting the interest of each class of Shares in the liabilities of the Fund and those attributable to each class of Shares, and dividing the remainder by the total number of each class of Shares outstanding. The net asset value for each class of Shares may differ due to the variance in daily net income realized by each class. Such variance will reflect only accrued net income to which the shareholders of a particular class are entitled.
The net asset value of each class of Shares of the Fund is determined as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Monday through Friday, except on: (i) days on which there are not sufficient changes in the value of the Fund's portfolio securities that its net asset value might be materially affected; (ii) days during which no Shares are tendered for redemption and no orders to purchase Shares are received; or (iii) the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.
    INVESTING IN THE FUND

This prospectus offers investors three classes of Shares that carry sales loads and contingent deferred sales charges in different forms and amounts and which bear different levels of expenses.
CLASS A SHARES
An investor who purchases Class A Shares pays a maximum sales load of 5.50% at the time of purchase. As a result, Class A Shares are not subject to any charges when they are redeemed (except for special programs offered under "Purchases with Proceeds From Redemptions of Unaffiliated Investment Companies.") Certain purchases of Class A Shares qualify for reduced sales loads. See "Reducing or Eliminating the Sales Load." Class A Shares have no conversion feature.
CLASS B SHARES
Class B Shares are sold without an initial sales load, but are subject to a contingent deferred sales charge of up to 5.50% if redeemed within six full years following purchase. Class B Shares also bear a higher 12b-1 fee than Class A Shares. Class B Shares will automatically convert into Class A Shares, based on relative net asset value, on or around the fifteenth of the month eight full years after the purchase date. Class B Shares provide an investor the benefit of putting all of the investor's dollars to work from the time the investment is made, but (until conversion) will have a higher expense ratio and pay lower dividends than Class A Shares due to the higher 12b-1 fee.
CLASS C SHARES
Class C Shares are sold without an initial sales load, but are subject to a 1.00% contingent deferred sales charge on assets redeemed within the first 12 months following purchase. Class C Shares provide an investor the benefit of putting all of the investor's dollars to work from the time the investment is made, but will have a higher expense ratio and pay lower dividends than Class A Shares due to the higher 12b-1 fee. Class C Shares have no conversion feature.
    HOW TO PURCHASE SHARES

Shares of the Fund are sold on days on which the New York Stock Exchange is open. Shares of the Fund may be purchased, as described below, either through a financial institution (such as a bank or broker/dealer which has a sales agreement with the distributor) or by wire or by check directly to the Fund, with a minimum initial investment of $500 for Class A Shares and $1,500 for Class B Shares and Class C Shares. Additional investments can be made for as little as $100. The minimum initial and subsequent investment for retirement plans is only $50. (Financial institutions may impose different minimum investment requirements on their customers.)
In connection with any sale, Federated Securities Corp. may, from time to time, offer certain items of nominal value to any shareholder or investor. The Fund reserves the right to reject any purchase request. An account must be established at a financial institution or by completing, signing, and returning the new account form available from the Fund before Shares can be purchased.
    INVESTING IN CLASS A SHARES
Class A Shares are sold at their net asset value next determined after an order is received, plus a sales load as follows:


                       Sales Load as         Sales Load as    Dealer Concession
                       a Percentage of       a Percentage of    as a Percentage
                       Public Offering       Net Amount           of Public
Amount of Transaction  Price                 Invested            Offering Price
Less than $50,000                   5.50%               5.82%            5.00%
$50,000 but less than $100,000      4.50%               4.71%            4.00%
$100,000 but less than $250,000     3.75%               3.90%            3.25%
$250,000 but less than $500,000     2.50%               2.56%            2.25%
$500,000 but less than $1 million   2.00%               2.04%            1.80%
$1 million or greater               0.00%               0.00%            0.25%*




*See sub-section entitled "DEALER CONCESSION."
No sales load is imposed for Class A Shares purchased through bank trust departments, investment advisers registered under the Investment Advisers Act of 1940, as amended, retirement plans where the third party administrator has entered into certain arrangements with Federated Securities Corp. or its affiliates, to "wrap accounts" or similar programs for the benefit of clients of financial institutions under which clients pay fees to such financial
institutions, or to shareholders designated as Liberty Life Members.   However,
investors who purchase Shares through a trust department, investment adviser, wrap account, or retirement plan may be charged an additional service fee by that institution. In addition, shareholders who received Class A Shares through the exchange of interests in Federated Exchange Fund, Ltd. through the tax-free reorganization of the partnership may purchase Class A Shares without the imposition of a sales charge.
No sales load is imposed on purchases made by retirement plans with over $1 million invested in funds available through the Federated LifeTrackTM Program. DEALER CONCESSION. For sales of Class A Shares, a dealer will normally receive up to 90% of the applicable sales load. Any portion of the sales load which is not paid to a dealer will be retained by the distributor. However, the distributor, may offer to pay dealers up to 100% of the sales load retained by it. Such payments may take the form of cash or promotional incentives, such as reimbursement of certain expenses of qualified employees and their spouses to attend informational meetings about the Fund or other special events at recreational-type facilities, or items of material value. In some instances, these incentives will be made available only to dealers whose employees have sold or may sell a significant amount of Shares. On purchases of $1 million or more, the investor pays no sales load; however, the distributor will make twelve monthly payments to the dealer totaling 0.25% of the public offering price over the first year following the purchase. Such payments are based on the original purchase price of Shares outstanding at each month end.
The sales load for Shares sold other than through registered broker/dealers will be retained by Federated Securities Corp. Federated Securities Corp. may pay fees to banks out of the sales load in exchange for sales and/or administrative services performed on behalf of the bank's customers in connection with the initiation of customer accounts and purchases of Shares.
Until further notice, the entire amount of the applicable sales load will be reallowed to dealers. In addition, the distributor will pay dealers additional bonus payments in an amount equal to 0.50 of 1.00% of the public offering price of the Shares sold.
SUBACCOUNTING SERVICES.   Institutions are encouraged to open single master
accounts. However, certain institutions may wish to use the transfer agent's subaccounting system to minimize their internal recordkeeping requirements. The transfer agent charges a fee based on the level of subaccounting services rendered. Institutions holding Shares in a fiduciary, agency, custodial, or similar capacity may charge or pass through subaccounting fees as part of or in addition to normal trust or agency account fees. They may also charge fees for other services provided which may be related to the ownership of Shares. This prospectus should, therefore, be read together with any agreement between the customer and the institution with regard to the services provided, the fees charged for those services, and any restrictions and limitations imposed. REDUCING OR ELIMINATING THE SALES LOAD
The sales load can be reduced or eliminated on the purchase of Class A Shares through:
o quantity discounts and accumulated purchases;
o concurrent purchases;
o signing a 13-month letter of intent;


o using the reinvestment privilege; or
o purchases with proceeds from redemptions of unaffiliated investment company shares.
QUANTITY DISCOUNTS AND ACCUMULATED PURCHASES. As shown in the table above, larger purchases reduce the sales load paid. The Fund will combine purchases of Class A Shares made on the same day by the investor, the investor's spouse, and the investor's children under age 21 when it calculates the sales load. In addition, the sales load, if applicable, is reduced for purchases made at one time by a trustee or fiduciary for a single trust estate or a single fiduciary account.
If an additional purchase of Class A Shares is made, the Fund will consider the previous purchases still invested in the Fund. For example, if a shareholder already owns Class A Shares having a current value at the public offering price of $30,000 and he purchases $20,000 more at the current public offering price, the sales load on the additional purchase according to the schedule now in effect would be 4.50%, not 5.50%.
To receive the sales load reduction, Federated Securities Corp. must be notified by the shareholder in writing or by his financial institution at the time the purchase is made that Class A Shares are already owned or that purchases are being combined. The Fund will reduce the sales load after it confirms the purchases.
CONCURRENT PURCHASES. For purposes of qualifying for a sales load reduction, a shareholder has the privilege of combining concurrent purchases of two or more funds in the Liberty Family of Funds, the purchase price of which includes a sales load. For example, if a shareholder concurrently invested $30,000 in one of the other funds in the Liberty Family of Funds with a sales load, and $20,000 in this Fund, the sales load would be reduced.
To receive this sales load reduction, Federated Securities Corp. must be notified by the shareholder in writing or by his financial institution at the time the concurrent purchases are made. The Fund will reduce the sales load after it confirms the purchases.
LETTER OF INTENT. If a shareholder intends to purchase at least $50,000 of shares of the funds in the Liberty Family of Funds (excluding money market funds) over the next 13 months, the sales load may be reduced by signing a letter of intent to that effect. This letter of intent includes a provision for a sales load adjustment depending on the amount actually purchased within the 13-month period and a provision for the custodian to hold up to 5.50% of the total amount intended to be purchased in escrow (in shares) until such purchase is completed.
The Shares held in escrow in the shareholder's account will be released upon fulfillment of the letter of intent or the end of the 13-month period, whichever comes first. If the amount specified in the letter of intent is not purchased, an appropriate number of escrowed Shares may be redeemed in order to realize the difference in the sales load.
While this letter of intent will not obligate the shareholder to purchase Shares, each purchase during the period will be at the sales load applicable to the total amount intended to be purchased. At the time a letter of intent is established, current balances in accounts in any Class A Shares of any fund in the Liberty Family of Funds, excluding money market accounts, will be aggregated to provide a purchase credit towards fulfillment of the letter of intent. Prior trade prices will not be adjusted.
REINVESTMENT PRIVILEGE. If Class A Shares in the Fund have been redeemed, the shareholder has the privilege, within 120 days to reinvest the redemption proceeds at the next-determined net asset value without any sales load. Federated Securities Corp. must be notified by the shareholder in writing or by his financial institution of the reinvestment in order to eliminate a sales load. If the shareholder redeems his Class A Shares in the Fund, there may be tax consequences.


PURCHASES WITH PROCEEDS FROM REDEMPTIONS OF UNAFFILIATED INVESTMENT COMPANIES. Investors may purchase Class A Shares at net asset value, without a sales load, with the proceeds from the redemption of shares of an unaffiliated investment company that were purchased or sold with a sales load or commission and were not distributed by Federated Securities Corp. The purchase must be made within 60 days of the redemption, and Federated Securities Corp. must be notified by the investor in writing, or by his financial institution, at the time the purchase is made. From time to time, the Fund may offer dealers a payment of .50 of 1.00% for Shares purchased under this program. If Shares are purchased in this manner, Fund purchases will be subject to a contingent deferred sales charge for one year from the date of purchase. Shareholders will be notified prior to the implementation of any special offering, as described above.
    INVESTING IN CLASS B SHARES
Class B Shares are sold at their net asset value next determined after an order is received. While Class B Shares are sold without an initial sales load, under certain circumstances described under "Contingent Deferred Sales Charge - Class B Shares," a contingent deferred sales charge may be applied by the distributor at the time Class B Shares are redeemed.
CONVERSION OF CLASS B SHARES. Class B Shares will automatically convert into Class A Shares on or around the end of the month eight full years after the purchase date, except as noted below, and will no longer be subject to a distribution services fee (see "Distribution of Shares"). Such conversion will be on the basis of the relative net asset values per share, without the imposition of any sales load, fee or other charge. Class B Shares acquired by exchange from Class B Shares of another fund in the Liberty Family of Funds will convert into Class A Shares based on the time of the initial purchase. For purposes of conversion to Class A Shares, Shares purchased through the reinvestment of dividends and distributions paid on Class B Shares will be considered to be held in a separate sub-account. Each time any Class B Shares in the shareholder's account (other than those in the sub-account) convert to Class A Shares, an equal pro rata portion of the Class B Shares in the sub-account will also convert to Class A Shares. The conversion of Class B Shares to Class A Shares is subject to the continuing availability of a ruling from the Internal Revenue Service or an opinion of counsel that such conversions will not constitute taxable events for federal tax purposes. There can be no assurance that such ruling or opinion will be available, and the conversion of Class B Shares to Class A Shares will not occur if such ruling or opinion is not available. In such event, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indefinite period.
Orders for $250,000 or more of Class B Shares will automatically be invested in Class A Shares.
    INVESTING IN CLASS C SHARES
Class C Shares are sold at net asset value next determined after an order is received. A contingent deferred sales charge of 1.00% will be charged on assets redeemed within the first full 12 months following purchase. For a complete description of this charge see "Contingent Deferred Sales Charge - Class C Shares."
PURCHASING SHARES THROUGH A FINANCIAL INSTITUTION. An investor may call his financial institution (such as a bank or an investment dealer) to place an order to purchase Shares. Orders placed through a financial institution are considered received when the Fund is notified of the purchase order or when payment is converted into federal funds. Purchase orders through a registered broker/dealer must be received by the broker before 4:00 p.m. (Eastern time) and must be transmitted by the broker to the Fund before 5:00 p.m. (Eastern time) in order for Shares to be purchased at that day's price. Purchase orders through other financial institutions must be received by the financial institution and transmitted to the Fund before 4:00 p.m. (Eastern time) in order for Shares to be purchased at that day's price. It is the financial institution's responsibility to transmit orders promptly. Financial institutions may charge additional fees for their services.
The financial institution which maintains investor accounts in Class B Shares or Class C Shares with the Fund must do so on a fully disclosed basis unless it accounts for share ownership periods used in calculating the contingent deferred sales charge (see "Contingent Deferred Sales Charge"). In addition, advance payments made to financial institutions may be subject to reclaim by the distributor for accounts transferred to financial institutions which do not maintain investor accounts on a fully disclosed basis and do not account for share ownership periods.
PURCHASING SHARES BY WIRE. Once an account has been established, Shares may be purchased by wire by calling the Fund. All information needed will be taken over the telephone, and the order is considered received immediately. Payment for purchases which are subject to a sales load must be received within three business days following the order. Payment for purchases on which no sales load is imposed must be received before 3:00 p.m. (Eastern time) on the next business day following the order. Federal funds should be wired as follows: State Street Bank and Trust Company, Boston, Massachusetts; Attention: EDGEWIRE; For Credit to: (Fund Name) (Fund Class); (Fund Number); Account Number; Trade Date and Order Number; Group Number or Dealer Number; Nominee or Institution Name; and ABA Number 011000028. Shares cannot be purchased by wire on holidays when wire transfers are restricted.
PURCHASING SHARES BY CHECK. Once an account has been established, Shares may be purchased by sending a check made payable to the name of the Fund (designate class of Shares and account number) to: Federated Services Company, P.O. Box 8600, Boston, Massachusetts 02266-8600. Orders by mail are considered received when payment by check is converted into federal funds (normally the business day after the check is received).


    SPECIAL PURCHASE FEATURES
SYSTEMATIC INVESTMENT PROGRAM. Once a Fund account has been opened, shareholders may add to their investment on a regular basis in a minimum amount of $100. Under this program, funds may be automatically withdrawn periodically from the shareholder's checking account at an Automated Clearing House ("ACH") member and invested in the Fund at the net asset value next determined after an order is received by the Fund, plus the sales load, if applicable. Shareholders should contact their financial institution or the Fund to participate in this program. RETIREMENT PLANS. Fund Shares can be purchased as an investment for retirement plans or IRA accounts. For further details, contact the Fund and consult a tax adviser.
    EXCHANGE PRIVILEGE

CLASS A SHARES. Class A shareholders may exchange all or some of their Shares for Class A Shares of other funds in the Liberty Family of Funds at net asset value. Shareholders of Class A Shares may also exchange into certain other Federated Funds (as defined in the "Synopsis" of this prospectus) which are sold with a sales load different from that of the Fund's or with no sales load, and which are advised by subsidiaries or affiliates of Federated Investors. These exchanges are made at net asset value plus the difference between the Fund's sales load already paid and any sales load of the Federated Fund into which the Shares are to be exchanged, if higher. Neither the Fund nor any of the funds in the Liberty Family of Funds imposes any additional fees on exchanges. Shareholders in certain other Federated Funds may exchange their shares in the Federated Funds for Class A Shares. Participants in a retirement plan under the Federated LifeTrackTM Program may exchange all or some of their Shares for Class A Shares of other funds offered under the plan at net asset value.
CLASS B SHARES. Class B shareholders may exchange all or some of their Shares for Class B Shares of other funds in the Liberty Family of Funds. (Not all funds in the Liberty Family of Funds currently offer Class B Shares. Contact your financial institution regarding the availability of other Class B Shares in the Liberty Family of Funds). Exchanges are made at net asset value without being assessed a contingent deferred sales charge on the exchanged Shares. To the extent that a shareholder exchanges Shares for Class B Shares in other funds in the Liberty Family of Funds, the time for which the exchanged-for Shares are to be held will be added to the time for which exchanged-from Shares were held for purposes of satisfying the applicable holding period. For more information, see "Contingent Deferred Sales Charge."
CLASS C SHARES. Class C shareholders may exchange all or some of their Shares for Class C Shares in other funds in the Liberty Family of Funds at net asset value without a contingent deferred sales charge. (Not all funds in the Liberty Family of Funds currently offer Class C Shares. Contact your financial institution regarding the availability of other Class C Shares in the Liberty Family of Funds.) Participants in a retirement plan under Federated LifeTrackTM Program may exchange some or all of their Shares for Class C Shares of other funds offered under their plan at net asset value without a contingent deferred sales charge. To the extent that a shareholder exchanges Shares for Class C Shares in other funds in the Liberty Family of Funds, the time for which the exchanged-for Shares are to be held will be added to the time for which exchanged-from Shares were held for purposes of satisfying the applicable holding period. For more information, see "Contingent Deferred Sales Charge." REQUIREMENTS FOR EXCHANGE
Shareholders using this privilege must exchange Shares having a net asset value equal to the minimum investment requirements of the fund into which the exchange is being made. Before the exchange, the shareholder must receive a prospectus of the fund for which the exchange is being made.
This privilege is available to shareholders resident in any state in which the Shares being acquired may be sold. Upon receipt of proper instructions and required supporting documents, Shares submitted for exchange are redeemed and proceeds invested in the same class of Shares of the other fund. The exchange privilege may be modified or terminated at any time. Shareholders will be notified of the modification or termination of the exchange privilege.
Further information on the exchange privilege and prospectuses for the Liberty Family of Funds are available by contacting the Fund.
TAX CONSEQUENCES
An exercise of the exchange privilege is treated as a sale for federal income tax purposes. Depending upon the circumstances, a capital gain or loss may be realized.
MAKING AN EXCHANGE
Instructions for exchanges for the Liberty Family of Funds may be given in writing or by telephone. Written instructions may require a signature guarantee. Shareholders of the Fund may have difficulty in making exchanges by telephone through brokers and other financial institutions during times of drastic economic or market changes. If a shareholder cannot contact his broker or financial institution by telephone, it is recommended that an exchange request be made in writing and sent by overnight mail to Federated Services Company, 500 Victory Road - 2nd Floor, Quincy, Massachusetts 02171.
Instructions for exchanges for retirement plans participating in the Federated LifeTrackTM Program should be given to the plan administrator.
TELEPHONE INSTRUCTIONS. Telephone instructions made by the investor may be carried out only if a telephone authorization form completed by the investor is on file with the Fund. If the instructions are given by a broker, a telephone authorization form completed by the broker must be on file with the Fund. If reasonable procedures are not followed by the Fund, it may be liable for losses due to unauthorized or fraudulent telephone instructions. Shares may be exchanged between two funds by telephone only if the two funds have identical shareholder registrations.


Any Shares held in certificate form cannot be exchanged by telephone but must be forwarded to Federated Services Company, P.O. Box 8000, Boston, Massachusetts 02266-8000 and deposited to the shareholder's account before being exchanged. Telephone exchange instructions are recorded and will be binding upon the shareholder. Such instructions will be processed as of 4:00 p.m. (Eastern time) and must be received by the Fund before that time for Shares to be exchanged the same day. Shareholders exchanging into a Fund will begin receiving dividends the following business day. This privilege may be modified or terminated at any time.
    HOW TO REDEEM SHARES

Shares are redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the Fund receives the redemption request. Redemptions will be made on days on which the Fund computes its net asset value. Redemption requests must be received in proper form and can be made as described below. Redemptions of Shares held through retirement plans participating in the Federated LifeTrackTM Program will be governed by the requirements of the respective plans.
REDEEMING SHARES THROUGH A FINANCIAL INSTITUTION. Shares of the Fund may be redeemed by calling your financial institution to request the redemption. Shares will be redeemed at the net asset value, less any applicable contingent deferred sales charge next determined after the Fund receives the redemption request from the financial institution. Redemption requests through a registered broker/dealer must be received by the broker before 4:00 p.m. (Eastern time) and must be transmitted by the broker to the Fund before 5:00 p.m. (Eastern time) in order for Shares to be redeemed at that day's net asset value. Redemption requests through other financial institutions (such as banks) must be received by the financial institution and transmitted to the Fund before 4:00 p.m. (Eastern time) in order for Shares to be redeemed at that day's net asset value.


The financial institution is responsible for promptly submitting redemption requests and providing proper written redemption instructions. Customary fees and commissions may be charged by the financial institution for this service. REDEEMING SHARES BY TELEPHONE. Shares may be redeemed in any amount by calling the Fund provided the Fund has a properly completed authorization form. These forms can be obtained from Federated Securities Corp. Proceeds will be mailed in the form of a check, to the shareholder's address of record or by wire transfer to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System. The minimum amount for a wire transfer is $1,000. Proceeds from redeemed Shares purchased by check or through ACH will not be wired until that method of payment has cleared.
Telephone instructions will be recorded. If reasonable procedures are not followed by the Fund, it may be liable for losses due to unauthorized or fraudulent telephone instructions. In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming by telephone. If this occurs, "Redeeming Shares By Mail" should be considered. If at any time the Fund shall determine it necessary to terminate or modify the telephone redemption privilege, shareholders would be promptly notified.
REDEEMING SHARES BY MAIL. Shares may be redeemed in any amount by mailing a written request to: Federated Services Company, Fund Name, Fund Class, P.O. Box 8600, Boston, Massachusetts 02266-8600.
The written request should state: Fund Name and the Class designation; the account name as registered with the Fund; the account number; and the number of Shares to be redeemed or the dollar amount requested. All owners of the account must sign the request exactly as the Shares are registered. It is recommended that any share certificates be sent by registered or certified mail with the written request.
If you are requesting a redemption of any amount to be sent to an address other than that on record with the Fund, or a redemption payable to a third party,


then all signatures appearing on the written request must be guaranteed by a bank which is a member of the Federal Deposit Insurance Corporation, a trust company, a member firm of a domestic stock exchange, or any other "eligible guarantor institution," as defined by the Securities and Exchange Act of 1934, as amended. The Fund does not accept signatures guaranteed by a notary public. The Fund and its transfer agent have adopted standards for accepting signature guarantees from the above institutions. The Fund may elect in the future to limit eligible signature guarantors to institutions that are members of a signature guarantee program. The Fund and its transfer agent reserve the right to amend these standards at any time without notice.
Normally, a check for the proceeds is mailed within one business day, but in no event more than seven days, after receipt of a proper written redemption request.
    SPECIAL REDEMPTION FEATURES
SYSTEMATIC WITHDRAWAL PROGRAM. Shareholders who desire to receive payments of a predetermined amount not less than $100 may take advantage of the Systematic Withdrawal Program. Under this program, Shares are redeemed to provide for periodic withdrawal payments in an amount directed by the shareholder.
Depending upon the amount of the withdrawal payments, the amount of dividends paid and capital gains distributions with respect to Shares, and the fluctuation of the net asset value of Shares redeemed under this program, redemptions may reduce, and eventually deplete, the shareholder's investment in the Fund. For this reason, payments under this program should not be considered as yield or income on the shareholder's investment in the Fund. To be eligible to participate in this program, a shareholder must have an account value of at least $10,000. A shareholder may apply for participation in this program through his financial institution. Due to the fact that Class A Shares are sold with a sales load, it is not advisable for shareholders to continue to purchase Class A


Shares while participating in this program. A contingent deferred sales charge may be imposed on Class B Shares and Class C Shares.
    CONTINGENT DEFERRED SALES CHARGE
Shareholders may be subject to a contingent deferred sales charge upon redemption of their Shares under the following circumstances:
CLASS A SHARES
Class A Shares purchased under a periodic special offering with the proceeds of a redemption of Shares of an unaffiliated investment company purchased or redeemed with a sales load and not distributed by Federated Securities Corp. may be charged a contingent deferred sales charge of .50 of 1.00% for redemptions made within one full year of purchase. Any applicable contingent deferred sales charge will be imposed on the lesser of the net asset value of the redeemed Shares at the time of purchase or the net asset value of the redeemed Shares at the time of redemption.
CLASS B SHARES
Shareholders redeeming Class B Shares from their Fund accounts within six full years of the purchase date of those Shares will be charged a contingent deferred sales charge by the Fund's distributor. Any applicable contingent deferred sales charge will be imposed on the lesser of the net asset value of the redeemed Shares at the time of purchase or the net asset value of the redeemed Shares at the time of redemption in accordance with the following schedule:
         Year of Redemption                         Contingent Deferred
After Purchase                               Sales Charge

First...........................................................................
             ......                                          5.50%

Second..........................................................................
                           ..                  4.75%


Third...........................................................................
                             ....                4%
Fourth..........................................................................
                             ...                 3%
Fifth...........................................................................
                             ......              2%
Sixth...........................................................................
                             .....               1%
 Seventh and thereafter.................................................    0%

CLASS C SHARES
Shareholders redeeming Class C Shares from their Fund accounts within one full year of the purchase date of those Shares will be charged a contingent deferred sales charge by the Fund's distributor of 1.00%. Any applicable contingent deferred sales charge will be imposed on the lesser of the net asset value of the redeemed Shares at the time of purchase or the net asset value of the redeemed Shares at the time of redemption. No contingent deferred sales charge will be charged for redemptions of Class C Shares from the Federated LifeTrackTM Program.
CLASS A SHARES, CLASS B SHARES, AND CLASS C SHARES
The contingent deferred sales charge will be deducted from the redemption proceeds otherwise payable to the shareholder and will be retained by the distributor. The contingent deferred sales charge will not be imposed with respect to: (1) Shares acquired through the reinvestment of dividends or distributions of long-term capital gains; and (2) Shares held for more than six full years from the date of purchase with respect to Class B Shares and one full year from the date of purchase with respect to Class C Shares and applicable Class A Shares. Redemptions will be processed in a manner intended to maximize the amount of redemption which will not be subject to a contingent deferred sales charge. In computing the amount of the applicable contingent deferred sales charge, redemptions are deemed to have occurred in the following order:
(1) Shares acquired through the reinvestment of dividends and long-term capital gains; (2) Shares held for more than six full years from the date of purchase with respect to Class B Shares and one full year from the date of purchase with respect to Class C Shares and applicable Class A Shares; (3) Shares held for fewer than six years with respect to Class B Shares and one full year from the date of purchase with respect to Class C Shares and applicable Class A Shares on a first-in, first-out basis. A contingent deferred sales charge is not assessed in connection with an exchange of Fund Shares for Shares of other funds in the Liberty Family of Funds in the same class (see "Exchange Privilege"). Any contingent deferred sales charge imposed at the time the exchanged for Shares are redeemed is calculated as if the shareholder had held the Shares from the date on which he became a shareholder of the exchanged-from Shares. Moreover, the contingent deferred sales charge will be eliminated with respect to certain redemptions (see "Elimination of Contingent Deferred Sales Charge").
    ELIMINATION OF CONTINGENT DEFERRED SALES CHARGE
A contingent deferred sales charge will not be charged in connection with exchanges of Shares for Class A Shares in other Liberty Family Funds or Federated LifeTrackTM Program funds or redemptions from the Federated LifeTrackTM Program.
The contingent deferred sales charge will be eliminated with respect to the following redemptions: (1) redemptions following the death or disability, as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended, of a shareholder; (2) redemptions representing minimum required distributions from an Individual Retirement Account or other retirement plan to a shareholder who has attained the age of 70-1/2; and (3) involuntary redemptions by the Fund of Shares in shareholder accounts that do not comply with the minimum balance requirements. No contingent deferred sales charge will be imposed on redemptions of Shares held by Trustees, employees and sales representatives of the Fund, the distributor, or affiliates of the Fund or distributor; employees of any financial institution that sells Shares of the Fund pursuant to a sales agreement with the distributor; and spouses and children under the age of 21 of the aforementioned persons. Finally, no contingent deferred sales charge will be imposed on the redemption of Shares originally purchased through a bank trust department, an investment adviser registered under the Investment Advisers Act of 1940, as amended, or retirement plans where the third party administrator has entered into certain arrangements with Federated Securities Corp. or its affiliates, or any other financial institution, to the extent that no payments were advanced for purchases made through such entities. The Trustees reserve the right to discontinue elimination of the contingent deferred sales charge. Shareholders will be notified of such elimination. Any Shares purchased prior to the termination of such waiver would have the contingent deferred sales charge eliminated as provided in the Fund's prospectus at the time of the purchase of the Shares. If a shareholder making a redemption qualifies for an elimination of the contingent deferred sales charge, the shareholder must notify Federated Securities Corp. or the transfer agent in writing that he is entitled to such elimination.
    ACCOUNT AND SHARE INFORMATION

CERTIFICATES AND CONFIRMATIONS
As transfer agent for the Fund, Federated Services Company maintains a share account for each shareholder. Share certificates are not issued unless requested in writing to Federated Services Company.
Detailed confirmations of each purchase and redemption are sent to each shareholder. Confirmations are sent to report dividends paid.
DIVIDENDS


Dividends are declared and paid quarterly to all shareholders invested in the Fund on the record date. Dividends and distributions are automatically reinvested in additional Shares of the Fund on payment dates at the ex-dividend date net asset value without a sales load, unless shareholders request cash payments on the new account form or by contacting the transfer agent. All shareholders on the record date are entitled to the dividend. If Shares are redeemed or exchanged prior to the record date or purchased after the record date, those Shares are not entitled to that quarter's dividend.
CAPITAL GAINS
Net long-term capital gains realized by the Fund, if any, will be distributed at least once every twelve months.
ACCOUNTS WITH LOW BALANCES
Due to the high cost of maintaining accounts with low balances, the Fund may redeem Shares in any account, except retirement plans, and pay the proceeds to the shareholder if the account balance falls below the Class A Share required minimum value of $500 or the required minimum value of $1,500 for Class B Shares and Class C Shares. This requirement does not apply, however, if the balance falls below the required minimum value because of changes in the net asset value of the respective Share Class. Before Shares are redeemed to close an account, the shareholder is notified in writing and allowed 30 days to purchase additional Shares to meet the minimum requirement.

    TRUST INFORMATION

    MANAGEMENT OF THE TRUST
BOARD OF TRUSTEES. The Trust is managed by a Board of Trustees. The Trustees are responsible for managing the Trust's business affairs and for exercising all the Trust's powers except those reserved for the shareholders. An Executive


Committee of the Board of Trustees handles the Board's responsibilities between meetings of the Board.
INVESTMENT ADVISER. Investment decisions for the Fund are made by Federated Management, the Fund's investment adviser, subject to direction by the Trustees. The Adviser continually conducts investment research and supervision for the Fund and is responsible for the purchase or sale of portfolio instruments, for which it receives an annual fee from the Fund.
      ADVISORY FEES. The Adviser receives an annual investment advisory fee equal to .75 of 1% of the Fund's average daily net assets. The fee paid by the Fund, while higher than the advisory fees paid by other mutual funds in general, is comparable to fees paid by other mutual funds with similar objectives and policies. The Adviser may voluntarily waive a portion of its fee or reimburse the Fund for certain operating expenses. The Adviser can terminate this voluntary waiver at any time at its sole discretion. The Adviser has also undertaken to reimburse the Fund for operating expenses in excess of limitations established by certain states.
      ADVISER'S BACKGROUND. Federated Management, a Delaware business trust organized on April 11, 1989, is a registered investment adviser under the Investment Advisers Act of 1940, as amended. It is a subsidiary of Federated Investors. All of the Class A (voting) shares of Federated Investors are owned by a trust, the trustees of which are John F.
      Donahue, Chairman and Trustee of Federated Investors, Mr. Donahue's wife, and Mr. Donahue's son, J. Christopher Donahue, who is President and Trustee of Federated Investors.
      Federated Management and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. Certain other subsidiaries also provide administrative services to a number of investment companies. With over $72 billion invested across more than 260 funds under management and/or administration by its subsidiaries, as of December 31, 1994, Federated Investors is one of the largest investment managers in the United States. With more than 1,750 employees, Federated continues to be led by the management who founded the company in 1955. Federated funds are presently at work in and through 4,000 financial institutions nationwide. More than 100,000 investment professionals have selected Federated funds for their clients.
      J. Thomas Madden has been the Fund's portfolio manager since the Fund inception date. Mr. Madden joined Federated Investors in 1977, and is an Executive Vice President of the Adviser. Mr. Madden oversees portfolio management for the Adviser in the domestic equity, high yield, and asset allocation areas, and contributes to the formation of investment strategy at Federated. Mr. Madden is a Chartered Financial Analyst and received his M.B.A. in Finance from the Darden School, University of Virginia. Peter R. Anderson has been the Fund's portfolio manager since the Fund inception date. Mr. Anderson joined Federated Investors in 1972 as, and is presently, a Senior Vice President of the Fund's investment adviser. Mr. Anderson is a Chartered Financial Analyst and received his M.B.A. in Finance from the University of Wisconsin.
      Timothy E. Keefe has been the Fund's portfolio manager since the Fund inception date. Mr. Keefe joined Federated Investors in 1987, and has been an Assistant Vice President of the Adviser since 1993. Mr. Keefe served as an Investment Analyst of the Adviser from 1991 until 1993, and from 1987 until 1991, he acted as a Marketing Representative in the Broker Dealer Department. Mr. Keefe is a Chartered Financial Analyst and received his M.B.A. in Business Administration from the University of Pittsburgh.
Both the Trust and the Adviser have adopted strict codes of ethics governing the conduct of all employees who manage the Fund and its portfolio securities.
These codes recognize that such persons owe a fiduciary duty to the Fund's shareholders and must place the interests of shareholders ahead of the employees' own interest. Among other things, the codes: require preclearance and periodic reporting of personal securities transactions; prohibit personal transactions in securities being purchased or sold, or being considered for purchase or sale, by the Fund; prohibit purchasing securities in initial public offerings; and prohibit taking profits on securities held for less than sixty days. Violations of the codes are subject to review by the Board of Trustees, and could result in severe penalties.
    DISTRIBUTION OF SHARES
Federated Securities Corp. is the principal distributor for Shares of the Fund. Federated Securities Corp. is located at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. It is a Pennsylvania corporation organized on November 14, 1969, and is the principal distributor for a number of investment companies. Federated Securities Corp. is a subsidiary of Federated Investors.
The distributor will pay dealers an amount equal to 5.5% of the net asset value of Class B Shares purchased by their clients or customers. These payments will be made directly by the distributor from its assets, and will not be made from the assets of the Fund. Dealers may voluntarily waive receipt of all or any portion of these payments. The distributor may pay a portion of the distribution fee discussed below to financial institutions that waive all or any portion of the advance payments.
The distributor may offer to pay financial institutions an amount equal to 1% of the net asset value of Class C Shares purchased by their clients or customers at the time of purchase (except for participants in the Federated LifeTrackTM Program). These payments will be made directly by the distributor from its assets, and will not be made from assets of the Fund. Financial institutions may elect to waive the initial payment described above; such waiver will result in the waiver by the Fund of the otherwise applicable contingent deferred sales charge.
DISTRIBUTION PLAN AND SHAREHOLDER SERVICES. Under a distribution plan adopted in accordance with Investment Company Act Rule 12b-1 (the "Distribution Plan"), the distributor may be paid a fee in an amount computed at an annual rate of up to .25% for Class A Shares and up to .75% for Class B Shares and Class C Shares of the average daily net assets of each class of Shares to finance any activity which is principally intended to result in the sale of Shares subject to the
Distribution Plan.   The Fund does not currently make payments to the
distributor or charge a fee under the Distribution Plan for Class A Shares, and shareholders of Class A Shares will be notified if the Fund intends to charge a fee under the Distribution Plan. For Class A Shares and Class C Shares, the distributor may select financial institutions such as banks, fiduciaries, custodians for public funds, investment advisers, and broker/dealers to provide sales services or distribution-related support services as agents for their clients or customers. With respect to Class B Shares, because distribution fees to be paid by the Fund to the distributor may not exceed an annual rate of .75% of each class of Shares' average daily net assets, it will take the distributor a number of years to recoup the expenses it has incurred for its sales services and distribution-related services pursuant to the Distribution Plan.
The Distribution Plan is a compensation type plan. As such, the Fund makes no payments to the distributor except as described above. Therefore, the Fund does not pay for unreimbursed expenses of the distributor, including amounts expended by the distributor in excess of amounts received by it from the Fund, interest, carrying, or other financing charges in connection with excess amounts expended, or the distributor's overhead expenses. However, the distributor may be able to recover such amounts or may earn a profit from future payments made by Shares under the Distribution Plan.


In addition, the Fund has entered into a Shareholder Services Agreement with Federated Shareholder Services, a subsidiary of Federated Investors, under which the Fund may make payments of up to 0.25 of 1% of the average daily net asset value of Class A Shares, Class B Shares, and Class C Shares to obtain certain personal services for shareholders and for the maintenance of shareholder accounts ("Shareholder Services"). Under the Shareholder Services Agreement, Federated Shareholder Services will either perform shareholder services directly or will select financial institutions to perform shareholder services. Financial institutions will receive fees based upon Shares owned by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid will be determined from time to time by the Fund and Federated Shareholder Services.
In addition to payments made pursuant to the Distribution Plan and the Shareholder Services Agreement, Federated Securities Corp. and Federated Shareholder Services, from their own assets, may pay financial institutions supplemental fees for the performance of sales services, distribution-related support services, or shareholder services.
The Glass-Steagall Act prohibits a depository institution (such as a commercial bank or savings association) from being an underwriter or distributor of most securities. In the event the Glass-Steagall Act is deemed to prohibit depository institutions from acting in the capacities described above or should Congress relax current restrictions on depository institutions, the Trustees will consider appropriate changes in the services.
State securities laws governing the ability of depository institutions to act as underwriters or distributors of securities may differ from interpretations given to the Glass-Steagall Act and, therefore, banks and financial institutions may be required to register as dealers pursuant to state laws.
OTHER PAYMENTS TO FINANCIAL INSTITUTIONS. Federated Securities Corp. will pay financial institutions, at the time of purchase of Class A Shares, an amount equal to .50 of 1% of the net asset value of Class A Shares purchased by their clients or customers under the Federated LifeTrackTM Program or by certain qualified plans as approved by Federated Securities Corp. (Such payments are subject to a reclaim from the financial institution should the assets leave the program within 12 months after purchase.)
Furthermore, with respect to Class A Shares, Class B Shares, and Class C Shares, in addition to payments made pursuant to the Distribution Plan and Shareholder Services Agreement, Federated Securities Corp. and Federated Shareholder Services, from their own assets, may pay financial institutions supplemental fees for the performance of substantial sales services, distribution-related support services, or shareholder services. The support may include sponsoring sales, educational and training seminars for their employees, providing sales literature, and engineering computer software programs that emphasize the attributes of the Fund. Such assistance will be predicated upon the amount of Shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by the distributor may be reimbursed by the Adviser or its affiliates.
    ADMINISTRATION OF THE FUND
ADMINISTRATIVE SERVICES. Federated Administrative Services, a subsidiary of Federated Investors, provides administrative personnel and services (including certain legal and financial reporting services) necessary to operate the Fund. Federated Administrative Services provides these at an annual rate which relates to the average aggregate daily net assets of all Federated Funds as specified below:
                                   Average Aggregate Daily Net Assets
          Maximum Administrative Fee of the Federated Funds
               0.15 of 1%          on the first $250 million
               0.125 of 1%         on the next $250 million


               0.10 of 1%          on the next $250 million
               0.075 of 1%         on assets in excess of $750 million
The administrative fee received during any fiscal year shall be at least $125,000 per portfolio and $30,000 per each additional class of Shares. Federated Administrative Services may choose voluntarily to waive a portion of its fee.
CUSTODIAN. State Street Bank and Trust Company, P.O. Box 8600, Boston, Massachusetts 02266-8600, is custodian for the securities and cash of the Fund. TRANSFER AGENT AND DIVIDEND DISBURSING AGENT. Federated Services Company, P.O. Box 8600, Boston, Massachusetts 02266-8600, is transfer agent for the Shares of the Fund, and dividend disbursing agent for the Fund.
INDEPENDENT AUDITORS. The independent auditors for the Fund are Ernst & Young LLP, One Oxford Centre, Pittsburgh, Pennsylvania 15219.
    EXPENSES OF THE FUND AND CLASS A SHARES, CLASS B SHARES, AND CLASS C SHARES Holders of Class A Shares, Class B Shares, and Class C Shares pay their allocable portion of Trust and Fund expenses.
The Trust expenses for which holders of Class A Shares, Class B Shares, and Class C Shares pay their allocable portion include, but are not limited to: the cost of organizing the Trust and continuing its existence; registering the Trust with federal and state securities authorities; Trustees fees; auditors' fees, the cost of meetings of the Trustees; legal fees of the Trust; association membership dues; and such non-recurring and extraordinary items as may arise from time to time.
The Fund expenses for which holders of Class A Shares, Class B Shares, and Class C Shares pay their allocable portion include, but are not limited to: registering the Fund and shares of the Fund; investment advisory services; taxes and commissions; custodian fees; insurance premiums; auditors' fees; and such non-recurring and extraordinary items as may arise from time to time.


At present, the only expenses which are allocable specifically to Class A Shares, Class B Shares, and Class C Shares as classes are expenses under the Trust's Distribution Plan and fees for Shareholder Services. However, the Trustees reserve the right to allocate certain other expenses to holders of Class A Shares, Class B Shares, and Class C Shares as they deem appropriate (the "Class Expenses"). In any case, the Class Expenses would be limited to: distribution fees; transfer agent fees as identified by the transfer agent as attributable to holders of Class A Shares, Class B Shares, or Class C Shares; printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders; registration fees paid to the Securities and Exchange Commission and to state securities commissions; expenses related to administrative personnel and services as required to support holders of Class A Shares, Class B Shares, or Class C Shares; legal fees relating solely to Class A Shares, Class B Shares, or Class C Shares; and Trustees fees incurred as a result of issues relating solely to Class A Shares, Class B Shares, or Class C Shares.
    BROKERAGE TRANSACTIONS
When selecting brokers and dealers to handle the purchase and sale of portfolio instruments, the Adviser looks for prompt execution of the order at a favorable price. In working with dealers, the Adviser will generally utilize those who are recognized dealers in specific portfolio instruments, except when a better price and execution of the order can be obtained elsewhere. In selecting among firms believed to meet these criteria, the Adviser may give consideration to those firms which have sold or are selling Shares of the Fund and other funds distributed by Federated Securities Corp. The Adviser makes decisions on portfolio transactions and selects brokers and dealers subject to review by the Trustees.


    SHAREHOLDER INFORMATION

    VOTING RIGHTS
Each share of the Fund gives the shareholder one vote in Trustee elections and other matters submitted to shareholders for vote. All Shares of each Fund or class in the Trust have equal voting rights, except that in matters affecting only a particular Fund or class, only Shares of that Fund or class are entitled to vote.
As a Massachusetts business trust, the Trust is not required to hold annual shareholder meetings. Shareholder approval will be sought only for certain changes in the Trust's or the Fund's operation and for the election of Trustees under certain circumstances.
Trustees may be removed by the Trustees or by shareholders at a special meeting. A special meeting of shareholders shall be called by the Trustees upon the written request of shareholders owning at least 10% of the Trust's outstanding shares of all series entitled to vote.
    MASSACHUSETTS PARTNERSHIP LAW
Under certain circumstances, shareholders may be held personally liable as partners under Massachusetts law for obligations of the Trust. To protect its shareholders, the Trust has filed legal documents with Massachusetts that expressly disclaim the liability of its shareholders for acts or obligations of the Trust. These documents require notice of this disclaimer to be given in each agreement, obligation, or instrument the Trust or its Trustees enter into or sign.
In the unlikely event a shareholder is held personally liable for the Trust's obligations, the Trust is required to use its property to protect or compensate the shareholder. On request, the Trust will defend any claim made and pay any judgment against a shareholder for any act or obligation of the Trust. Therefore, financial loss resulting from liability as a shareholder will occur only if the Trust itself cannot meet its obligations to indemnify shareholders and pay judgments against them.
    TAX INFORMATION

    FEDERAL INCOME TAX
The Fund will pay no federal income tax because it expects to meet requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to receive the special tax treatment afforded to such companies.
The Fund will be treated as a single, separate entity for federal income tax purposes so that income (including capital gains) and losses realized by the Trust's other portfolios will not be combined for tax purposes with those realized by the Fund.
Unless otherwise exempt, shareholders are required to pay federal income tax on any dividends and other distributions, including capital gains distributions, received. This applies whether dividends and distributions are received in cash or as additional Shares. Distributions representing long-term capital gains, if any, will be taxable to shareholders as long-term capital gains no matter how long the shareholders have held the Shares. No federal income tax is due on any dividends earned in an IRA or qualified retirement plan until distributed.
    PENNSYLVANIA CORPORATE AND PERSONAL PROPERTY TAXES
    In the opinion of Houston, Houston & Donnelly, counsel to the Trust:
        o the Trust is not subject to Pennsylvania corporate or personal property taxes; and
        o Trust shares may be subject to personal property taxes imposed by counties, municipalities, and school districts in Pennsylvania to the extent that the portfolio securities in the Trust would be subject to such taxes if owned directly by residents of those jurisdictions.


Shareholders are urged to consult their own tax advisers regarding the status of their accounts under state and local tax laws.
    PERFORMANCE INFORMATION

From time to time, the Fund advertises its total return and yield for each class of Shares.
Total return represents the change, over a specific period of time, in the value of an investment in each class of Shares after reinvesting all income and capital gains distributions. It is calculated by dividing that change by the initial investment and is expressed as a percentage.
The yield of each class of Shares is calculated by dividing the net investment income per share (as defined by the Securities and Exchange Commission) earned by each class of Shares over a thirty-day period by the maximum offering price per share of each class on the last day of the period. This number is then annualized using semi-annual compounding. The yield does not necessarily reflect income actually earned by each class of Shares and, therefore, may not correlate to the dividends or other distributions paid to shareholders.
The performance information reflects the effect of non-recurring charges, such as the maximum sales load or contingent deferred sales charges, which, if excluded, would increase the total return and yield.
Total return and yield will be calculated separately for Class A Shares, Class B Shares, and Class C Shares. Because Class A Shares may be subject to lower Rule 12b-1 fees, the yield for Class A Shares, for the same period, may exceed that of Class B Shares and Class C Shares.
Because Class A Shares are subject to a higher maximum sales load, the total return for Class B Shares and Class C Shares, for the same period, may exceed that of Class A Shares. Depending on the dollar amount invested, and the time period for which any particular class of Shares is held, the total return for any particular class may exceed that of another.


From time to time, advertisements for Class A Shares, Class B Shares, and Class C Shares of the Fund may refer to ratings, rankings, and other information in certain financial publications and/or compare the performance of Class A Shares, Class B Shares, and Class C Shares to certain indices.


    APPENDIX

DESCRIPTION OF BOND RATINGS
A rating by a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer.
Consequently, the Adviser believes that the quality of fixed income securities in which the Fund invests should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell, or hold a security, because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating is evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information, or for other reasons.
STANDARD AND POOR'S RATINGS GROUP CORPORATE BOND RATINGS
AAA - Debt rated "AAA" has the highest rating assigned by Standard & Poor's Ratings Group. Capacity to pay interest and repay principal is extremely strong.


AA - Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.
A - Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effect of changes in circumstances and economic conditions than debt in higher rated categories.
BBB - Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
BB - Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB-" rating.
B - Debt rated "B" has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The 'B' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB-" rating.
CCC - Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.


CC - The rating "CC" typically is applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" debt rating.
C - The rating "C" typically is applied to debt subordinated to senior debt which is assigned an actual or implied "CCC- " debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.
CI - The rating "CI" is reserved for income bonds on which no interest is being paid.
D - Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized. MOODY'S INVESTORS SERVICE, INC., CORPORATE BOND RATINGS
AAA - Bonds which are rated AAA are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA - Bonds which are rated AA are judged to be of high quality by all standards. Together with the AAA group, they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in AAA securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in AAA securities.
A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
BAA - Bonds which are rated BAA are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
BA - Bonds which are rated BA are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.
CAA - Bonds which are rated CAA are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
CA - Bonds which are rated CA represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. C - Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
FITCH INVESTORS SERVICE, INC., LONG-TERM DEBT RATINGS
AAA - Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.


AA - Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."
A - Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
BBB - Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.
BB - Bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.
B - Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.
CCC - Bonds have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.


CC - Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.
C - Bonds are in imminent default in payment of interest or principal.
DDD, DD, AND D - Bonds are in default on interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. "DDD" represents the highest potential for recovery on these bonds, and "D"' represents the lowest potential for recovery.















                                      Combined Prospectus
                                      An Open-End, Diversified
                                      Management Investment Company
                                                    , 1995
                                      --------------

LIBERTY CENTER
FEDERATED INVESTORS TOWER
PITTSBURGH, PENNSYLVANIA 15222-3779
<INSERT PRODUCT CODE> (5/95)


                      FEDERATED CAPITAL APPRECIATION FUND
                    (A PORTFOLIO OF FEDERATED EQUITY FUNDS)

   FEDERATED SECURITIES CORP.

    Distributor
    A subsidiary of FEDERATED INVESRERS


                       (FORMERLY, FEDERATED GROWTH TRUST)
                                 CLASS A SHARES
                                 CLASS B SHARES
                                 CLASS C SHARES
                  COMBINED STATEMENT OF ADDITIONAL INFORMATION
   This Combined Statement of Additional Information should be read with the combined prospectus for Class A Shares, Class B Shares, and Class C Shares
   of Federated Capital Appreciation Fund (the "Fund"), dated           ,
                                                              ----------
   1995. This Statement is not a prospectus itself. To receive a copy of the prospectus, write or call the Fund.
   Federated Investors Tower
   Pittsburgh, Pennsylvania 15222-3779
                         Statement dated         , 1995
                                         --------















           FEDERATED SECURITIES
    DistribCORP.
    A subsidiary of FEDERATED INVESTORS


   GENERAL INFORMATION ABOUT THE FUND          ADVISER TO THE FUND    13
                             1                 ADVISORY FEES          13
                                               OTHER RELATED SERVICES 13
   INVESTMENT OBJECTIVES AND POLICIES
                                              ADMINISTRATIVE SERVICES 13
                             1
                                              TRANSFER AGENT AND DIVIDEND
     CONVERTIBLE SECURITIES  1
                                               DISBURSING AGENT       13
     TEMPORARY INVESTMENTS   1
     WARRANTS                2                BROKERAGE TRANSACTIONS  13
     WHEN-ISSUED AND DELAYED DELIVERY
                                              PURCHASING SHARES       14
      TRANSACTIONS           2
     REPURCHASE AGREEMENTS   2                 DISTRIBUTION PLAN AND SHAREHOLDER
     FUTURES AND OPTIONS TRANSACTIONS            SERVICES AGREEMENT   14
                             2                 CONVERSION TO FEDERAL FUNDS14
     FOREIGN CURRENCY TRANSACTIONS 4           PURCHASES BY SALES
     RESTRICTED AND ILLIQUID                    REPRESENTATIVES, TRUSTEES, AND
      SECURITIES             6                  EMPLOYEES             14
     LENDING OF PORTFOLIO SECURITIES           EXCHANGING SECURITIES FOR FUND
                             6                  SHARES                14
     REVERSE REPURCHASE AGREEMENTS 6
     PORTFOLIO TURNOVER      6
   INVESTMENT LIMITATIONS    7

   FEDERATED EQUITY FUNDS MANAGEMENT
                             8

     FUND OWNERSHIP         12
     TRUSTEES COMPENSATION  12
   TRUSTEE LIABILITY
   INVESTMENT ADVISORY SERVICES13


   DETERMINING NET ASSET VALUE 15

     DETERMINING MARKET VALUE OF
      SECURITIES            15
   REDEEMING SHARES         16

     REDEMPTION IN KIND     16
   EXCHANGING SECURITIES FOR SHARES
                            16

     TAX CONSEQUENCES       16
   TAX STATUS               16

     THE FUND'S TAX STATUS  16
     SHAREHOLDERS' TAX STATUS17
   TOTAL RETURN             17

   YIELD                    17

   CURRENT DISTRIBUTIONS    18

   PERFORMANCE COMPARISONS  18

   ABOUT FEDERATED INVESTORS19

   APPENDIX                 21


    GENERAL INFORMATION ABOUT THE FUND

Federated Capital Appreciation Fund (the "Fund") is an investment portfolio of Federated Equity Funds (the "Trust"). The Trust was established as a business trust under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated April 17, 1984. The Fund was created for the purpose of soliciting the shareholders of Federated Exchange Fund, Ltd., a California Limited Partnership, to exchange their partnership interests for shares of beneficial interest in the Class A Shares of the Fund. Until this transaction is completed, or until management of the Fund determines that it will abandon its plan to acquire the assets of Federated Exchange Fund, Ltd. in a reorganization transaction, shares of the Fund will not be available for public investment. The Fund's address is Liberty Center, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.
Shares of the Fund are offered in three classes known as Class A Shares, Class B Shares, and Class C Shares (individually and collectively referred to as "Shares," as the context may require). This Combined Statement of Additional Information relates to all classes of Shares of the Fund.
    INVESTMENT OBJECTIVES AND POLICIES

The Fund's investment objective is to provide capital appreciation. The investment objective cannot be changed without approval of shareholders.
    CONVERTIBLE SECURITIES
As with all fixed-income securities, various market forces influence the market value of convertible securities, including changes in the level of interest rates. As the level of interest rates increases, the market value of convertible securities may decline and, conversely, as interest rates decline, the market value of convertible securities may increase. The unique investment characteristic of convertible securities, the right to be exchanged for the issuer's common stock, causes the market value of convertible securities to increase when the underlying common stock increases. However, since securities prices fluctuate, there can be no assurance of capital appreciation, and most convertible securities will not reflect quite as much capital appreciation as their underlying common stocks. When the underlying common stock is experiencing a decline, the value of the convertible security tends to decline to a level approximating the yield-to-maturity basis of straight nonconvertible debt of similar quality, often called "investment value," and may not experience the same decline as the underlying common stock.
Many convertible securities sell at a premium over their conversion values (i.e., the number of shares of common stock to be received upon conversion multiplied by the current market price of the stock). This premium represents the price investors are willing to pay for the privilege of purchasing a fixed-income security with a possibility of capital appreciation due to the conversion privilege. If this appreciation potential is not realized, the premium may not be recovered.
    TEMPORARY INVESTMENTS
The temporary investments in which the Fund may invest include, but are not limited to:
      o commercial paper rated A-1 or A-2 by Standard & Poor's Ratings Group, Prime-1 or Prime-2 by Moody's Investors Service, Inc., or F-1 or F-2 by Fitch Investors Service, Inc., and Europaper rated A-1, A-2, Prime-1, or Prime-2. In the case where commercial paper or Europaper has received different ratings from different rating services, such commercial paper or Europaper is an acceptable temporary investment so long as at least one rating is one of the preceding high-quality ratings and provided the Fund's investment adviser, Federated
        Management (the "Adviser"), has determined that such investment presents minimal credit risks;


      o instruments of domestic and foreign banks and savings and loans if they have capital, surplus, and undivided profits of over $100,000,000, or if the principal amount of the instrument is insured by the Federal Deposit Insurance Corporation. These instruments may include Eurodollar Certificates of Deposits ("ECDs"), Yankee Certificates of Deposit ("Yankee CDs"), and Eurodollar Time Deposits ("ETDs");
      o obligations of the U.S. government or its agencies or instrumentalities;
      o repurchase agreements; and
      o other short-term instruments which are not rated but are determined by the Adviser to be of comparable quality to the other temporary obligations in which the Fund may invest.
     INVESTMENT RISKS
     ECDs, ETDs, Yankee CDs, and Europaper are subject to different risks than domestic obligations of domestic banks or corporations. Examples of these risks include international economic and political developments, foreign governmental restrictions that may adversely affect the payment of principal or interest, foreign withholding or other taxes on interest income, difficulties in obtaining or enforcing a judgment against the issuing entity, and the possible impact of interruptions in the flow of international currency transactions. Different risks may also exist for ECDs, ETDs, and Yankee CDs because the banks issuing these instruments, or their domestic or foreign branches, are not necessarily subject to the same regulatory requirements that apply to domestic banks, such as reserve requirements, loan limitations, examinations, accounting, auditing, recordkeeping, and the public availability of information. These factors will be carefully considered by the Adviser in selecting investments for the Fund.


    WARRANTS
Warrants basically are options to purchase common stock at a specific price (usually at a premium above the market value of the optioned common stock at issuance) valid for a specific period of time. Warrants may have a life ranging from less than a year to twenty years or may be perpetual. However, warrants have expiration dates after which they are worthless. In addition, if the market price of the common stock does not exceed the warrant's exercise price during the life of the warrant, the warrant will expire as worthless. Warrants have no voting rights, pay no dividends, and have no rights with respect to the assets of the corporation issuing them. The percentage increase or decrease in the market price of the warrant may tend to be greater than the percentage increase or decrease in the market price of the optioned common stock.
    WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS
These transactions are made to secure what is considered to be an advantageous price or yield for the Fund. No fees or other expenses, other than normal transaction costs, are incurred. However, liquid assets of the Fund sufficient to make payment for the securities to be purchased are segregated on the Fund's records at the trade date. These assets are marked to market daily and are maintained until the transaction has been settled. The Fund does not intend to engage in when-issued and delayed delivery transactions to an extent that would cause the segregation of more than 20% of the total value of its assets.
    REPURCHASE AGREEMENTS
The Fund or its custodian will take possession of the securities subject to repurchase agreements, and these securities will be marked to market daily. To the extent that the original seller does not repurchase the securities from the Fund, the Fund could receive less than the repurchase price on any sale of such securities. In the event that such a defaulting seller filed for bankruptcy or became insolvent, disposition of such securities by the Fund might be delayed pending court action. The Fund believes that under the regular procedures normally in effect for custody of the Fund's portfolio securities subject to repurchase agreements, a court of competent jurisdiction would rule in favor of the Fund and allow retention or disposition of such securities. The Fund will only enter into repurchase agreements with banks and other recognized financial institutions, such as broker/dealers, which are deemed by the Adviser to be creditworthy pursuant to guidelines established by the Board of Trustees (the "Trustees").
    FUTURES AND OPTIONS TRANSACTIONS
The Fund may attempt to hedge all or a portion of its portfolio by buying and selling financial futures contracts, buying put options on portfolio securities and listed put options on futures contracts, and writing call options on futures contracts. The Fund may also write covered call options on portfolio securities to attempt to increase its current income.
     FINANCIAL FUTURES CONTRACTS
     A futures contract is a firm commitment by two parties: the seller who agrees to make delivery of the specific type of security called for in the contract ("going short") and the buyer who agrees to take delivery of the security ("going long") at a certain time in the future.
     In the fixed-income securities market, price moves inversely to interest rates. A rise in rates means a drop in price. Conversely, a drop in rates means a rise in price. In order to hedge its holdings of fixed-income securities against a rise in market interest rates, the Fund could enter into contracts to deliver securities at a predetermined price (i.e., "go short") to protect itself against the possibility that the prices of its fixed-income securities may decline during the Fund's anticipated holding period. The Fund would "go long" (agree to purchase securities in the future at a predetermined price) to hedge against a decline in market interest rates.
     PUT OPTIONS ON FINANCIAL FUTURES CONTRACTS


     The Fund may purchase listed put options on financial futures contracts. Unlike entering directly into a futures contract, which requires the purchaser to buy a financial instrument on a set date at a specified price, the purchase of a put option on a futures contract entitles (but does not obligate) its purchaser to decide on or before a future date whether to assume a short position at the specified price.
     The Fund would purchase put options on futures contracts to protect portfolio securities against decreases in value resulting from an anticipated increase in market interest rates. Generally, if the hedged portfolio securities decrease in value during the term of an option, the related futures contracts will also decrease in value and the option will increase in value. In such an event, the Fund will normally close out its option by selling an identical option. If the hedge is successful, the proceeds received by the Fund upon the sale of the second option will be large enough to offset both the premium paid by the Fund for the original option plus the decrease in value of the hedged securities.
     Alternatively, the Fund may exercise its put option. To do so, it would simultaneously enter into a futures contract of the type underlying the option (for a price less than the strike price of the option) and exercise the option. The Fund would then deliver the futures contract in return for payment of the strike price. If the Fund neither closes out nor exercises an option, the option will expire on the date provided in the option contract, and the premium paid for the contract will be lost.
     CALL OPTIONS ON FINANCIAL FUTURES CONTRACTS
     In addition to purchasing put options on futures, the Fund may write listed call options on futures contracts to hedge its portfolio against an increase in market interest rates. When the Fund writes a call option on a futures contract, it is undertaking the obligation of assuming a short futures position (selling a futures contract) at the fixed strike price at any time during the life of the option if the option is exercised. As market interest rates rise, causing the prices of futures to go down, the Fund's obligation under a call option on a future (to sell a futures contract) costs less to fulfill, causing the value of the Fund's call option position to increase.
     In other words, as the underlying futures price goes down below the strike price, the buyer of the option has no reason to exercise the call, so that the Fund keeps the premium received for the option. This premium can offset the drop in value of the Fund's fixed-income portfolio which is occurring as interest rates rise.
     Prior to the expiration of a call written by the Fund, or exercise of it by the buyer, the Fund may close out the option by buying an identical option. If the hedge is successful, the cost of the second option will be less than the premium received by the Fund for the initial option. The net premium income of the Fund will then offset the decrease in value of the hedged securities.
     The Fund will not maintain open positions in futures contracts it has sold or call options it has written on futures contracts if, in the aggregate, the value of the open positions (marked to market) exceeds the current market value of its securities portfolio plus or minus the unrealized gain or loss on those open positions, adjusted for the correlation of volatility between the hedged securities and the futures contracts. If this limitation is exceeded at any time, the Fund will take prompt action to close out a sufficient number of open contracts to bring its open futures and options positions within this limitation.
     "MARGIN" IN FUTURES TRANSACTIONS
     Unlike the purchase or sale of a security, the Fund does not pay or receive money upon the purchase or sale of a futures contract. Rather, the Fund is required to deposit an amount of "initial margin" in cash or U.S. Treasury bills with its custodian (or the broker, if legally permitted). The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract initial margin does not involve the borrowing of funds by the Fund to finance the transactions. Initial margin is in the nature of a performance bond or good-faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. A futures contract held by the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called "variation margin," equal to the daily change in value of the futures contract. This process is known as "marking to market." Variation margin does not represent a borrowing or loan by the Fund but is instead settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing its daily net asset value, the Fund will mark to market its open futures positions.
     The Fund is also required to deposit and maintain margin when it writes call options on futures contracts.
     PURCHASING PUT OPTIONS ON PORTFOLIO SECURITIES
     The Fund may purchase put options on portfolio securities to protect against price movements in particular securities in its portfolio. A put option gives the Fund, in return for a premium, the right to sell the underlying security to the writer (seller) at a specified price during the term of the option.
     WRITING COVERED CALL OPTIONS ON PORTFOLIO SECURITIES
     The Fund may also write covered call options to generate income. As writer of a call option, the Fund has the obligation upon exercise of the option during the option period to deliver the underlying security upon payment of the exercise price. The Fund may only sell call options either on securities held in its portfolio or on securities which it has the right to obtain without payment of further consideration (or has segregated cash in the amount of any additional consideration).
    FOREIGN CURRENCY TRANSACTIONS
     CURRENCY RISKS
     The exchange rates between the U.S. dollar and foreign currencies are a function of such factors as supply and demand in the currency exchange markets, international balances of payments, governmental intervention, speculation and other economic and political conditions. Although the Fund values its assets daily in U.S. dollars, the Fund may not convert its holdings of foreign currencies to U.S. dollars daily. The Fund may incur conversion costs when its converts its holdings to another currency. Foreign exchange dealers may realize a profit on the difference between the price at which the Fund buy and sell currencies.
     The Fund will engage in foreign currency exchange transactions in connection with their investments in the securities. The Fund will conduct their foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or through forward contracts to purchase or sell foreign currencies. FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS
     The Fund may enter into forward foreign currency exchange contracts in order to protect themselves against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and a foreign currency involved in an underlying transaction. However, forward foreign currency exchange contracts may limit potential gains which could result from a positive change in such currency relationships. The Fund's investment adviser believes that it is important to have the flexibility to enter into forward foreign currency exchange contracts whenever it determines that it is in the Fund's best interest to do so. The Fund will not speculate in foreign currency exchange.
     The Fund will not enter into forward foreign currency exchange contracts or maintain a net exposure in such contracts when they would be obligated to deliver an amount of foreign currency in excess of the value of their portfolio securities or other assets denominated in that currency or, in the case of a "cross-hedge" denominated in a currency or currencies that the Fund's investment adviser believes will tend to be closely correlated with that currency with regard to price movements. Generally, the Fund will not enter into a forward foreign currency exchange contract with a term longer than one year.
     FOREIGN CURRENCY OPTIONS
     A foreign currency option provides the option buyer with the right to buy or sell a stated amount of foreign currency at the exercise price on a specified date or during the option period. The owner of a call option has the right, but not the obligation, to buy the currency. Conversely, the owner of a put option has the right, but not the obligation, to sell the currency.
     When the option is exercised, the seller (i.e., writer) of the option is obligated to fulfill the terms of the sold option. However, either the seller or the buyer may, in the secondary market, close its position during the option period at any time prior to expiration.
     A call option on foreign currency generally rises in value if the underlying currency appreciates in value, and a put option on foreign currency generally falls in value if the underlying currency depreciates in value. Although purchasing a foreign currency option can protect the Fund against an adverse movement in the value of a foreign currency, the option will not limit the movement in the value of such currency. For example, if the Fund were holding securities denominated in a foreign currency that was appreciating and had purchased a foreign currency put to hedge against a decline in the value of the currency, the Fund would not have to exercise their put option. Likewise, if the Fund were to enter into a contract to purchase a security denominated in foreign currency and, in conjunction with that purchase, were to purchase a foreign currency call options to hedge against a rise in value of the currency, and if the value of the currency instead depreciated between the date of purchase and the settlement date, the Fund would not have to exercise its call. Instead, the Fund could acquire in the spot market the amount of foreign currency needed for settlement.
     SPECIAL RISKS ASSOCIATED WITH FOREIGN CURRENCY OPTIONS
     Buyers and sellers of foreign currency options are subject to the same risks that apply to options generally. In addition, there are certain additional risks associated with foreign currency options. The markets in foreign currency options are relatively new, and the Fund's ability to establish and close out positions on such options is subject to the
     maintenance of a liquid secondary market.   Although the Fund will not
     purchase or write such options unless and until, in the opinion of the Fund's investment adviser, the market for them has developed sufficiently to ensure that the risks in connection with such options are not greater than the risks in connection with the underlying currency, there can be no assurance that a liquid secondary market will exist for a particular option at any specific time.
     In addition, options on foreign currencies are affected by all of those factors that influence foreign exchange rates and investments generally. The value of a foreign currency option depends upon the value of the underlying currency relative to the U.S. dollar. As a result, the price of the option position may vary with changes in the value of either or both currencies and may have no relationship to the investment merits of a foreign security. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, investors may be disadvantaged by having to deal in an odd lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots.
     There is no systematic reporting of last sale information for foreign currencies or any regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large transactions in the interbank market and thus may not reflect relatively smaller transactions (i.e., less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that the U.S. option markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets until they reopen.
     FOREIGN CURRENCY FUTURES TRANSACTIONS
     By using foreign currency futures contracts and options on such contracts, the Fund may be able to achieve many of the same objectives as they would through the use of forward foreign currency exchange contracts. The Fund may be able to achieve these objectives possibly more effectively and at a lower cost by using futures transactions instead of forward foreign currency exchange contracts.
     SPECIAL RISKS ASSOCIATED WITH FOREIGN CURRENCY FUTURES CONTRACTS AND RELATED OPTIONS
     Buyers and sellers of foreign currency futures contracts are subject to the same risks that apply to the use of futures generally. In addition, there are risks associated with foreign currency futures contracts and their use as a hedging device similar to those associated with options on futures currencies, as described above.
     Options on foreign currency futures contracts may involve certain additional risks. Trading options on foreign currency futures contracts is relatively new. The ability to establish and close out positions on such options is subject to the maintenance of a liquid secondary market. To reduce this risk, the Fund will not purchase or write options on foreign currency futures contracts unless and until, in the opinion of the Fund's investment adviser, the market for such options has developed sufficiently that the risks in connection with such options are not greater than the risks in connection with transactions in the underlying foreign currency futures contracts. Compared to the purchase or sale of foreign currency futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the option (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss, such as when there is no movement in the price of the underlying currency or futures contract.
    RESTRICTED AND ILLIQUID SECURITIES
The ability of the Trustees to determine the liquidity of certain restricted securities is permitted under an Securities and Exchange Commission's Staff position set forth in the adopting release for Rule 144A under the Securities Act of 1933, as amended, (the "Rule"). The Rule is a non-exclusive, safe harbor for certain secondary market transactions involving securities subject to restrictions on resale under federal securities laws. The Rule provides an exemption from registration for resales of otherwise restricted securities to qualified institutional buyers. The Rule was expected to further enhance the liquidity of the secondary market for securities eligible for resale under Rule 144A. The Fund believes that the Staff of the Securities and Exchange Commission has left the question of determining the liquidity of all restricted securities (eligible for resale under Rule 144A) for determination of the Trustees. The Trustees consider the following criteria in determining the liquidity of certain restricted securities:
      o the frequency of trades and quotes for the security;
      o the number of dealers willing to purchase or sell the security and the number of other potential buyers;
      o dealer undertakings to make a market in the security; and
      o the nature of the security and the nature of the marketplace trades. LENDING OF PORTFOLIO SECURITIES
The collateral received when the Fund lends portfolio securities must be valued daily and, should the market value of the loaned securities increase, the borrower must furnish additional collateral to the Fund. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities. Loans are subject to termination at the option of the Fund or the borrower. The Fund may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash or equivalent collateral to the borrower or placing broker. The Fund does not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if that were considered important with respect to the investment.
    REVERSE REPURCHASE AGREEMENTS
The Fund may also enter into reverse repurchase agreements. This transaction is similar to borrowing cash. In a reverse repurchase agreement the Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker, or dealer, in return for a percentage of the instrument's market value in cash, and agrees that on a stipulated date in the future the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate. The use of reverse repurchase agreements may enable the Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous, but the ability to enter into reverse repurchase agreements does not ensure that the Fund will be able to avoid selling portfolio instruments at a disadvantageous time.
When effecting reverse repurchase agreements, liquid assets of the Fund, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated at the trade date. These securities are marked to market daily and maintained until the transaction is settled.
    PORTFOLIO TURNOVER
The Fund will not attempt to set or meet a portfolio turnover rate since any turnover would be incidental to transactions undertaken in an attempt to achieve the Fund's investment objective. Securities in the Fund's portfolio will be sold whenever the Adviser believes it is appropriate to do so in light of the Fund's investment objective, without regard to the length of time a particular security may have been held. The Adviser does not anticipate that portfolio turnover will result in adverse tax consequences. Any such trading will increase the Fund's portfolio turnover rate and transaction costs.
    INVESTMENT LIMITATIONS

     ISSUING SENIOR SECURITIES AND BORROWING MONEY
     The Fund will not issue senior securities except that the Fund may borrow money and engage in reverse repurchase agreements in amounts up to one-third of the value of its total assets, including the amounts borrowed. The Fund will not borrow money or engage in reverse repurchase agreements for investment leverage, but rather as a temporary, extraordinary, or emergency measure or to facilitate management of the portfolio by enabling the Fund to meet redemption requests when the liquidation of portfolio securities is deemed to be inconvenient or disadvantageous. The Fund will not purchase any securities while any borrowings are outstanding.


     PLEDGING ASSETS
     The Fund will not mortgage, pledge, or hypothecate any assets except to secure permitted borrowings. In those cases, it may pledge assets having a market value not exceeding the lesser of the dollar amounts borrowed or 10% of the value of total assets at the time of the borrowing. Margin deposits for the purchase and sale of financial futures contracts and related options are not deemed to be a pledge.
     UNDERWRITING
     The Fund will not underwrite any issue of securities, except as it may be deemed to be an underwriter under the Securities Act of 1933, as amended, in connection with the sale of restricted securities which the Fund may purchase pursuant to its investment objectives, policies, and limitations. LENDING CASH OR SECURITIES
     The Fund will not lend any of its assets except portfolio securities up to one-third of the value of its total assets. This shall not prevent the purchase or holding of corporate bonds, debentures, notes, certificates of indebtedness or other debt securities of an issuer, repurchase agreements, or other transactions which are permitted by the Fund's investment objectives and policies.
     DIVERSIFICATION OF INVESTMENTS
     With respect to securities comprising 75% of the value of its total assets, the Fund will not invest more than 5% of the value of its total assets in securities of any one issuer (other than cash, cash items, or securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities, and repurchase agreements collateralized by such securities) or acquire more than 10% of any class of voting securities of any one issuer. For these purposes, the Fund takes all common stock and all preferred stock of an issuer each as a single class, regardless of priorities, series, designations, or other differences.


The above investment limitations cannot be changed without shareholder approval. The following limitations, however, may be changed by the Trustees without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.
     INVESTING IN NEW ISSUERS
     The Fund will not invest more than 5% of the value of its total assets in portfolio instruments of unseasoned issuers, including their predecessors, that have been in operation for less than three years.
     PURCHASING PUT OPTIONS
     The Fund will not commit more than 5% of the value of its total assets to premiums on open option positions.
     INVESTING IN WARRANTS
     The Fund will not invest more than 5% of its total assets in warrants. No more than 2% of this 5% may be warrants which are not listed on the New York or American Stock Exchange.
Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction.
For purposes of its policies and limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings and loan association having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be "cash items."
To comply with registration requirements in certain states, the Fund will not invest in real estate limited partnerships or oil, gas, or other mineral leases.
    FEDERATED EQUITY FUNDS MANAGEMENT

Officers and Trustees are listed with their addresses, birthdates, present positions with Federated Equity Funds, and principal occupations.




    John F. Donahue@*
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  July 28, 1924
Chairman and Trustee
Chairman and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; Chairman and Director, Federated Research Corp.; Chairman, Passport Research, Ltd.; Director, AEtna Life and Casualty Company; Chief Executive Officer and Director, Trustee, or Managing General Partner of the Funds. Mr. Donahue is the father of J. Christopher Donahue, Vice President of the Trust.


    John T. Conroy, Jr.
    Wood/IPC Commercial Department
    John R. Wood and Associates, Inc., Realtors
    3255 Tamiami Trail North
    Naples, Florida
Birthdate:  June 23, 1937
Trustee
President, Investment Properties Corporation; Senior Vice-President, John R. Wood and Associates, Inc., Realtors; President, Northgate Village Development Corporation; Partner or Trustee in private real estate ventures in Southwest Florida; Director, Trustee, or Managing General Partner of the Funds; formerly, President, Naples Property Management, Inc.


    William J. Copeland
    One PNC Plaza - 23rd Floor
    Pittsburgh, Pennsylvania
Birthdate:  July 4, 1918
Trustee
Director and Member of the Executive Committee, Michael Baker, Inc.; Director, Trustee, or Managing General Partner of the Funds; formerly, Vice Chairman and Director, PNC Bank, N.A., and PNC Bank Corp. and Director, Ryan Homes, Inc.


    James E. Dowd
    571 Hayward Mill Road
    Concord, Pennsylvania
Birthdate:  May 18, 1922
Trustee
Attorney-at-law; Director, The Emerging Germany Fund, Inc.; Director, Trustee, or Managing General Partner of the Funds.


    Lawrence D. Ellis, M.D.*
    3471 Fifth Avenue, Suite 1111
    Pittsburgh, Pennsylvania
Birthdate:  October 11, 1932
Trustee
Professor of Medicine and Member, Board of Trustees, University of Pittsburgh; Medical Director, University of Pittsburgh Medical Center - Downtown; Member, Board of Directors, University of Pittsburgh Medical Center; formerly, Hematologist, Oncologist, and Internist, Presbyterian and Montefiore Hospitals; Director, Trustee, or Managing General Partner of the Funds.




    Edward L. Flaherty, Jr.@
    Henny, Kochuba, Meyer and Flaherty
    Two Gateway Center - Suite 674
    Pittsburgh, Pennsylvania
Birthdate:  June 18, 1924
Trustee
Attorney-at-law; Shareholder, Henny, Kochuba, Meyer and Flaherty; Director, Eat'N Park Restaurants, Inc., and Statewide Settlement Agency, Inc.; Director, Trustee, or Managing General Partner of the Funds; formerly, Counsel, Horizon Financial, F.A., Western Region.


    Peter E. Madden
    70 Westcliff Road
    Westin, Massachusetts
Birthdate:  March 16, 1942
Trustee
Consultant; State Representative, Commonwealth of Massachusetts; Director, Trustee, or Managing General Partner of the Funds; formerly, President, State Street Bank and Trust Company and State Street Boston Corporation.




    Gregor F. Meyer
    Henny, Kochuba, Meyer and Flaherty
    Two Gateway Center - Suite 674
    Pittsburgh, Pennsylvania
Birthdate:  October 6, 1926
Trustee
Attorney-at-law; Partner, Henny, Kochuba, Meyer and Flaherty; Chairman, Meritcare, Inc.; Director, Eat'N Park Restaurants, Inc.; Director, Trustee, or Managing General Partner of the Fund.


    John E. Murray, Jr., J.D., S.J.D.
    President, Duquesne University
    Pittsburgh, Pennsylvania
Birthdate:  December 20, 1932
Trustee
President, Law Professor, Duquesne University; Consulting Partner, Mollica, Murray and Hogue; Director, Trustee or Managing General Partner of the Funds.




    Wesley W. Posvar
    1202 Cathedral of Learning
    University of Pittsburgh
    Pittsburgh, Pennsylvania
Birthdate:  September 14, 1925
Trustee
Professor, International Politics and Management Consultant; Trustee, Carnegie Endowment for International Peace, RAND Corporation, Online Computer Library Center, Inc., and U.S. Space Foundation; Chairman, Czecho Management Center; Director, Trustee, or Managing General Partner of the Funds; President Emeritus, University of Pittsburgh; founding Chairman, National Advisory Council for Environmental Policy and Technology and Federal Emergency Management Advisory Board.


    Marjorie P. Smuts
    4905 Bayard Street
    Pittsburgh, Pennsylvania
Birthdate:  July 21, 1935
Trustee
Public relations/marketing consultant; Conference Coordinator, Non-profit entities; Director, Trustee, or Managing General Partner of the Funds.




    Glen R. Johnson
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  May 2, 1929
President
Trustee, Federated Investors; President and/or Trustee of some of the Funds; staff member, Federated Securities Corp. and Federated Administrative Services.


    J. Christopher Donahue
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  April 11, 1949
Executive Vice President
President and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; President and Director, Federated Research Corp.; President, Passport Research, Ltd.; Trustee, Federated Administrative Services, Federated Services Company, and Federated Shareholder Services; President or Vice President of the Funds; Director, Trustee, or Managing General Partner of some of the Funds. Mr. Donahue is the son of John F. Donahue, Chairman and Trustee of the Trust.





    Edward C. Gonzales
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  October 22, 1930
Executive Vice President
Vice President, Treasurer, and Trustee, Federated Investors; Vice President and Treasurer, Federated Advisers, Federated Management, Federated Research, Federated Research Corp., and Passport Research, Ltd.; Executive Vice President, Treasurer, and Director, Federated Securities Corp.; Trustee, Federated Services Company and Federated Shareholder Services; Chairman, Treasurer, and Trustee, Federated Administrative Services; Trustee or Director of some of the Funds; Executive Vice President or President of the Funds.


    John W. McGonigle
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  October 26, 1938
Executive Vice President and Secretary
Vice President, Secretary, General Counsel, and Trustee, Federated Investors; Vice President, Secretary, and Trustee, Federated Advisers, Federated Management, and Federated Research; Vice President and Secretary, Federated Research Corp. and Passport Research, Ltd.; Trustee, Federated Services Company; Executive Vice President, Secretary, and Trustee, Federated Administrative Services; Secretary and Trustee, Federated Shareholder Services; Executive Vice President and Director, Federated Securities Corp.; Vice President and Secretary of the Funds.




    Richard B. Fisher
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  May 17, 1923
Vice President
Executive Vice President and Trustee, Federated Investors; Director, Federated Research Corp.; Chairman and Director, Federated Securities Corp.; President or Vice President of some of the Funds; Director or Trustee of some of the Funds.


    David M. Taylor
    Federated Investors Tower
    Pittsburgh, Pennsylvania
Birthdate:  January 13, 1947
Treasurer
Senior Vice President, Controller, and Trustee, Federated Investors; Controller, Federated Advisers, Federated Management, Federated Research, Federated Research Corp., and Passport Research, Ltd.; Senior Vice President, Federated Shareholder Services; Senior Vice President, Federated Administrative Services; Treasurer of the Funds.


* This Trustee is deemed to be an "interested person" as defined in the Investment Company Act of 1940, as amended.
@ Member of the Executive Committee. The Executive Committee of the Board of
  Trustees handles the responsibilities of the Board of Trustees between meetings of the Board.


As used in the table above, "The Funds" and "Funds" mean the following investment companies: American Leaders Fund, Inc.; Annuity Management Series; Arrow Funds; Automated Cash Management Trust; Automated Government Money Trust; California Municipal Cash Trust; Cash Trust Series II; Cash Trust Series, Inc.; DG Investor Series; Edward D. Jones & Co. Daily Passport Cash Trust; Federated ARMs Fund; Federated Exchange Fund, Ltd.; Federated GNMA Trust; Federated Government Trust; Federated Growth Trust; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Master Trust; Federated Municipal Trust; Federated Short-Term Municipal Trust; Federated Short-Term U.S. Government Trust; Federated Stock Trust; Federated Tax-Free Trust; Federated Total Return Series, Inc.; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities
Fund: 3-5 Years; First Priority Funds; Fixed Income Securities, Inc.; Fortress Adjustable Rate U.S. Government Fund, Inc.; Fortress Municipal Income Fund, Inc.; Fortress Utility Fund, Inc.; Fund for U.S. Government Securities, Inc.; Government Income Securities, Inc.; High Yield Cash Trust; Insurance Management Series; Intermediate Municipal Trust; International Series, Inc.; Investment Series Funds, Inc.; Investment Series Trust; Liberty Equity Income Fund, Inc.; Liberty High Income Bond Fund, Inc.; Liberty Municipal Securities Fund, Inc.; Liberty U.S. Government Money Market Trust; Liberty Term Trust, Inc. - 1999; Liberty Utility Fund, Inc.; Liquid Cash Trust; Managed Series Trust; Money Market Management, Inc.; Money Market Obligations Trust; Money Market Trust; Municipal Securities Income Trust; Newpoint Funds; New York Municipal Cash Trust; 111 Corcoran Funds; Peachtree Funds; The Planters Funds; RIMCO Monument Funds; The Shawmut Funds; Star Funds; The Starburst Funds; The Starburst Funds II; Stock and Bond Fund, Inc.; Sunburst Funds; Targeted Duration Trust; Tax-Free Instruments Trust; Trademark Funds; Trust for Financial Institutions; Trust For Government Cash Reserves; Trust for Short-Term U.S. Government Securities; Trust


for U.S. Treasury Obligations; The Virtus Funds; and World Investment Series,
Inc.
    FUND OWNERSHIP
Officers and Trustees own less than 1% of the Fund's outstanding shares.
    TRUSTEES COMPENSATION


                  AGGREGATE
NAME ,          COMPENSATION
POSITION WITH       FROM          TOTAL COMPENSATION PAID
TRUST              TRUST*           FROM FUND COMPLEX +


John F. Donahue  $ 0       $0 for the Trust and
Chairman and Trustee          68 other investment companies in the Fund Complex

John T. Conroy, Jr.        $ 1,566 $117,202 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

William J. Copeland        $ 1,566 $117,202 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

James E. Dowd    $ 1,566   $117,202 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

Lawrence D. Ellis, M.D.    $ 1,419 $106,460 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

Edward L. Flaherty, Jr.    $ 1,566 $117,202 for the Trust and
Trustee                    64 other investment companies in the Fund Complex



Peter E. Madden  $ 1,419   $90,563 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

Gregor F. Meyer  $ 1,419   $106,460 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

John E. Murray, Jr.        $ 0     $0 for the Trust and
Trustee                    69 other investment companies in the Fund Complex

Wesley W. Posvar $ 1,419   $106,460 for the Trust and
Trustee                    64 other investment companies in the Fund Complex

Marjorie P. Smuts$ 1,419   $106,460 for the Trust and
Trustee                    64 other investment companies in the Fund Complex


*Information is furnished for the fiscal year ended October 31, 1994.
+The information is provided for the last calendar year.
    TRUSTEES LIABILITY
The Trust's Declaration of Trust provides that the Trustees will not be liable for errors of judgement or mistakes of fact or law. However, they are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
    INVESTMENT ADVISORY SERVICES

    ADVISER TO THE FUND
The Fund's investment adviser is Federated Management (the "Adviser"). It is a subsidiary of Federated Investors. All the voting securities of Federated


Investors are owned by a trust, the trustees of which are John F. Donahue, his wife, and his son, J. Christopher Donahue.
The Adviser shall not be liable to the Fund or any shareholder for any losses that may be sustained in the purchase, holding, or sale of any security or for anything done or omitted by it, except acts or omissions involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by its contract with the Fund.
    ADVISORY FEES
For its advisory services, the Adviser receives an annual investment advisory fee as described in the prospectus.
     STATE EXPENSE LIMITATIONS
     The Adviser has undertaken to comply with the expense limitations established by certain states for investment companies whose shares are registered for sale in those states. If the Fund's normal operating expenses (including the investment advisory fee, but not including brokerage commissions, interest, taxes, and extraordinary expenses) exceed 2-1/2% per year of the first $30 million of average net assets, 2% per year of the next $70 million of average net assets, and 1.5% per year of the remaining average net assets, the Adviser will reimburse the Fund for its expenses over the limitation.
     If the Fund's monthly projected operating expenses exceed this limitation, the investment advisory fee paid will be reduced by the amount of the excess, subject to an annual adjustment. If the expense limitation is exceeded, the amount to be reimbursed by the Adviser will be limited, in any single fiscal year, by the amount of the investment advisory fee.
     This arrangement is not part of the advisory contract and may be amended or rescinded in the future.


    OTHER RELATED SERVICES
Affiliates of the Adviser may, from time to time, provide certain electronic equipment and software to institutional customers in order to facilitate the purchase of shares of funds offered by Federated Securities Corp.
    ADMINISTRATIVE SERVICES

Federated Administrative Services, a subsidiary of Federated Investors, provides administrative personnel and services to the Fund for a fee as described in the prospectus. Dr. Henry J. Gailliot, an officer of Federated Management, the Fund's investment adviser, holds approximately 20% of the outstanding common stock and serves as a director of Commercial Data Services, Inc., a company which provides computer processing services to Federated Administrative Services.
    TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

Federated Services Company serves as transfer agent and dividend disbursing agent for the Fund. The fee paid to the transfer agent is based upon the size, type, and number of accounts and transactions made by shareholders.
Federated Services Company also maintains the Fund's accounting records. The fee paid for this service is based upon the level of the Fund's average net assets for the period plus out-of-pocket expenses.
    BROKERAGE TRANSACTIONS

The Adviser may select brokers and dealers who offer brokerage and research services. These services may be furnished directly to the Fund or to the Adviser and may include:
      o advice as to the advisability of investing in securities;
      o security analysis and reports;
      o economic studies;
      o industry studies;


      o receipt of quotations for portfolio evaluations; and
      o similar services.
The Adviser and its affiliates exercise reasonable business judgment in selecting brokers who offer brokerage and research services to execute securities transactions. They determine in good faith that commissions charged by such persons are reasonable in relationship to the value of the brokerage and research services provided.
Research services provided by brokers may be used by the Adviser or by affiliates of Federated Investors in advising certain other accounts. To the extent that receipt of these services may supplant services for which the Adviser or its affiliates might otherwise have paid, it would tend to reduce their expenses.
    PURCHASING SHARES

Except under certain circumstances described in the prospectus, Shares are sold at their net asset value (plus a sales load on Class A Shares only) on days the New York Stock Exchange is open for business. The procedure for purchasing Shares of the Fund is explained in the prospectus under "How to Purchase Shares."
    DISTRIBUTION PLAN AND SHAREHOLDER SERVICES AGREEMENT
These arrangements permit the payment of fees to financial institutions, the distributor, and Federated Shareholder Services, as appropriate, to stimulate distribution activities and to cause services to be provided to shareholders by a representative who has knowledge of the shareholder's particular circumstances and goals. These activities and services may include, but are not limited to: marketing efforts; providing office space, equipment, telephone facilities, and various clerical, supervisory, computer, and other personnel as necessary or beneficial to establish and maintain shareholder accounts and records; processing purchase and redemption transactions and automatic investments of client account cash balances; answering routine client inquiries; and assisting clients in changing dividend options, account designations, and addresses.
By adopting the Distribution Plan, the Trustees expects that the Class A Shares, Class B Shares, and Class C Shares of the Fund will be able to achieve a more predictable flow of cash for investment purposes and to meet redemptions. This will facilitate more efficient portfolio management and assist the Fund in pursuing its investment objectives. By identifying potential investors whose needs are served by the Fund's objectives, and properly servicing these accounts, it may be possible to curb sharp fluctuations in rates of redemptions and sales.
Other benefits, which may be realized under either arrangement, may include: (1) providing personal services to shareholders; (2) investing shareholder assets with a minimum of delay and administrative detail; (3) enhancing shareholder recordkeeping systems; and (4) responding promptly to shareholders' requests and inquiries concerning their accounts.
    CONVERSION TO FEDERAL FUNDS
It is the Fund's policy to be as fully invested as possible so that maximum interest may be earned. To this end, all payments from shareholders must be in federal funds or be converted into federal funds before shareholders begin to earn dividends. Federated Services Company acts as the shareholder's agent in depositing checks and converting them to federal funds.
    PURCHASES BY SALES REPRESENTATIVES, TRUSTEES, AND EMPLOYEES
Trustees, employees, and sales representatives of the Fund, the Adviser, and Federated Securities Corp., or their affiliates, or any investment dealer who has a sales agreement with Federated Securities Corp., and their spouses and children under 21, may buy Class A Shares at net asset value without a sales
load.   Shares may also be sold without a sales load to trusts or pension or profit-sharing plans for these persons.


These sales are made with the purchaser's written assurance that the purchase is for investment purposes and that the securities will not be resold except through redemption by the Fund.
    EXCHANGING SECURITIES FOR FUND SHARES
Investors may exchange convertible securities they already own for Shares, or they may exchange a combination of convertible securities and cash for Shares. Any securities to be exchanged must meet the investment objective and policies of the Fund, must have a readily ascertainable market value, must be liquid, and must not be subject to restrictions on resale.
The Fund will prepare a list of securities which are eligible for acceptance and furnish this list to brokers upon request. The Fund reserves the right to reject any security, even though it appears on the list, and the right to amend the list of acceptable securities at any time without notice to brokers or investors.
An investment broker acting for an investor should forward the securities in negotiable form with an authorized letter of transmittal to Federated Securities Corp. Federated Securities Corp. will determine that transmittal papers are in good order and will forward them to the Fund's custodian, State Street Bank and Trust Company. The Fund will notify the broker of its acceptance and valuation of the securities within five business days of their receipt by State Street Bank and Trust Company.
The Fund values such securities in the same manner as the Fund values its portfolio securities. The basis of the exchange will depend upon the net asset value of Shares on the day the securities are valued. One Share will be issued for each equivalent amount of securities accepted.
Any interest earned on the securities prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription, conversion, or other rights attached to the securities become the property of the Fund, along with the securities.


     TAX CONSEQUENCES
     Exercise of this exchange privilege is treated as a sale for federal income tax purposes. Depending upon the cost basis of the securities exchanged for Shares, a gain or loss may be realized by the investor.
    DETERMINING NET ASSET VALUE

Net asset value generally changes each day. The days on which net asset value is calculated by the Fund are described in the prospectus.
    DETERMINING MARKET VALUE OF SECURITIES
Market values of the Fund's portfolio securities are determined as follows:
      o according to the last sale price on a national securities exchange, if available, or on the basis of prices provided by an independent pricing service;
      o for most short-term obligations, according to the average of the last offer to buy and the last offer to sell the security, as provided by independent pricing services;
      o for options traded in the over-the-counter market, according to the mean between the last bid and the last asked price for the option as provided by an investment dealer or other financial institution that deals in the option;
      o for short-term obligations with remaining maturities of 60 days or less at the time of purchase, at amortized cost; or
      o at fair value as determined in good faith by the Trustees.
Prices provided by independent pricing services may be determined without relying exclusively on quoted prices. Pricing services may consider:
      o yield;
      o quality;
      o coupon rate;
      o maturity;


      o type of issue;
      o trading characteristics; and
      o other market data.
    REDEEMING SHARES

The Fund redeems Shares at the next computed net asset value after the Fund receives the redemption request. Shareholder redemptions of Shares may be subject to a contingent deferred sales charge. Redemption procedures are explained in the prospectus under "How to Redeem Shares." Although the transfer agent does not charge for telephone redemptions, it reserves the right to charge a fee for the cost of wire-transferred redemptions of less than $5,000.
Class B Shares redeemed within one to six years of purchase and Class C Shares and applicable Class A Shares redeemed within one year of purchase may be subject to a contingent deferred sales charge. The amount of the contingent deferred sales charge is based upon the amount of the administrative fee paid at the time of purchase by the distributor to the financial institution for services rendered, and the length of time the investor remains a shareholder in the Fund. Should financial institutions elect to receive an amount less than the administrative fee that is stated in the prospectus for servicing a particular shareholder, the contingent deferred sales charge and/or holding period for that particular shareholder will be reduced accordingly.
    REDEMPTION IN KIND
The Trust has elected to be governed by Rule 18f-1 of the Investment Company Act of 1940, as amended, under which the Fund is obligated to redeem Shares for any one shareholder in cash only up to the lesser of $250,000 or 1% of the respective class's net asset value during any 90-day period.
Any redemption beyond this amount will also be in cash unless the Trustees determine that payments should be in kind. In such a case, the Fund will pay all or a portion of the remainder of the redemption in portfolio instruments, valued in the same way as the Fund determines net asset value. The portfolio instruments will be selected in a manner that the Trustees deem fair and equitable.
Redemption in kind is not as liquid as a cash redemption. If redemption is made in kind, shareholders receiving their securities and selling them before their maturity could receive less than the redemption value of their securities and could incur certain transaction costs.
    EXCHANGING SECURITIES FOR SHARES

Investors may exchange securities they already own for Shares, or they may exchange a combination of securities and cash for Shares. An investor should forward the securities in negotiable form with an authorized letter of transmittal to Federated Securities Corp. The Fund will notify the investor of its acceptance and valuation of the securities within five business days of their receipt by State Street Bank.
The Fund values securities in the same manner as the Fund values its assets. The basis of the exchange will depend upon the net asset value of Shares on the day the securities are valued. One Share of the Fund will be issued for each equivalent amount of securities accepted.
Any interest earned on the securities prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription, or other rights attached to the securities become the property of the Fund, along with the securities.
    TAX CONSEQUENCES
Exercise of this exchange privilege is treated as a sale for federal income tax purposes. Depending upon the cost basis of the securities exchanged for Shares, a gain or loss may be realized by the investor.


    TAX STATUS

    THE FUND'S TAX STATUS
The Fund will pay no federal income tax because it expects to meet the requirements of Subchapter M of the Internal Revenue Code, as amended, applicable to regulated investment companies and to receive the special tax treatment afforded to such companies. To qualify for this treatment, the Fund must, among other requirements:
      o derive at least 90% of its gross income from dividends, interest, and gains from the sale of securities;
      o derive less than 30% of its gross income from the sale of securities held less than three months;
      o invest in securities within certain statutory limits; and
      o distribute to its shareholders at least 90% of its net income earned during the year.
    SHAREHOLDERS' TAX STATUS
Shareholders are subject to federal income tax on dividends and capital gains received as cash or additional Shares. The dividends received deduction for corporations will apply to ordinary income distributions to the extent the distribution represents amounts that would qualify for the dividends received deduction to the Fund if the Fund were a regular corporation and to the extent designated by the Fund as so qualifying. These dividends, and any short-term capital gains, are taxable as ordinary income.
     CAPITAL GAINS
     Capital gains or losses may be realized on the sale of portfolio securities and as a result of discounts from par value on securities held to maturity. Sales would generally be made because of:
     othe availability of higher relative yields;
     odifferentials in market values;


     onew investment opportunities;
     ochanges in creditworthiness of an issuer; or oan attempt to preserve gains or limit losses.
     Distributions of long-term capital gains are taxed as such, whether they are taken in cash or reinvested, and regardless of the length of time the shareholder has owned the Shares. Any loss by a shareholder on Shares held for less than six months and sold after a capital gains distribution will be treated as a long-term capital loss to the extent of the capital gains distribution.
    TOTAL RETURN

The Fund's average annual total returns for shares of Federated Exchange Fund, Ltd., the predecessor to Class A Shares, for the one-year and five-year periods
ended         , 1995 and for the period from             , 19    to           ,
      --------                               ------------    --     ----------
1995, were       ,       , and      , respectively.
           ------  ------      -----
The average annual total return for all classes of Shares of the Fund is the average compounded rate of return for a given period that would equate a $1,000 initial investment to the ending redeemable value of that investment. The ending redeemable value is computed by multiplying the number of Shares owned at the end of the period by the offering price per Share at the end of the period. The number of Shares owned at the end of the period is based on the number of Shares purchased at the beginning of the period with $1,000, less any applicable sales load, adjusted over the period by any additional Shares, assuming a quarterly reinvestment of all dividends and distributions. Any applicable contingent deferred sales charge is deducted from the ending value of the investments based on the lesser of the original purchase price or the offering price of Shares redeemed.


    YIELD

The Fund's yields for shares of Federated Exchange Fund, Ltd., the predecessor
to Class A Shares, was     %, for the thirty-day period ended          , 1995.
                       ----                                   ---------
The yield for all classes of Shares of the Fund is determined by dividing the net investment income per Share (as defined by the Securities and Exchange Commission) earned by any class of Shares over a thirty-day period by the maximum offering price per Share of any class of Shares on the last day of the period. This value is then annualized using semi-annual compounding. This means that the amount of income generated during the thirty-day period is assumed to be generated each month over a twelve-month period and is reinvested every six months. The yield does not necessarily reflect income actually earned by any class of Shares because of certain adjustments required by the Securities and Exchange Commission and, therefore, may not correlate to the dividends or other distributions paid to shareholders.
To the extent that financial institutions and broker/dealers charge fees in connection with services provided in conjunction with an investment in any class of Shares, the performance will be reduced for those shareholders paying those fees.
    CURRENT DISTRIBUTIONS

The shares of Federated Exchange Fund, Ltd., the predecessor to Class A Shares, average net annualized current distributions rate for the thirty days ended
      , 1995,  was      %.
------            ------
Each class of Shares calculates its current distributions daily based upon its past twelve months' income dividends and short-term capital gains distributions per Share divided by its offering price per Share on that day. Each class of Shares may reduce the time period upon which it bases its calculation of current distributions if the Adviser believes a shortened period would be more representative in light of current market conditions.


    PERFORMANCE COMPARISONS

The Fund's performance of each class of Shares depends upon such variables as:
      o portfolio quality;
      o average portfolio maturity;
      o type of instruments in which the portfolio is invested;
      o changes in interest rates and market value of portfolio securities;
      o changes in the Fund's or a class of Shares' expenses; and
      o various other factors.
The Fund's performance fluctuates on a daily basis largely because net earnings and offering price per Share fluctuate daily. Both net earnings and offering price per Share are factors in the computation of yield and total return.
The Fund may compare the performance of equity income funds to other types of stock funds and indices.
Investors may use financial publications and/or indices to obtain a more complete view of the Fund's performance. When comparing performance, investors should consider all relevant factors such as the composition of any index used, prevailing market conditions, portfolio compositions of other funds, and methods used to value portfolio securities and compute offering price. The financial publications and/or indices which the Fund uses in advertising may include:
      o LIPPER ANALYTICAL SERVICES, INC., ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specific period of time. From time to time, the Fund will quote its Lipper ranking in the convertible securities and fixed income funds categories in advertising and sales literature.
      o DOW JONES INDUSTRIAL AVERAGE ("DJIA") represents share prices of selected blue-chip industrial corporations as well as public utility and transportation companies. The DJIA indicates daily changes in the average price of stocks in any of its categories. It also reports total sales for each group of industries. Because it represents the top corporations of America, the DJIA index is a leading economic indicator for the stock market as a whole.
      o STANDARD & POOR'S RATINGS GROUP DAILY STOCK PRICE INDEX OF 500 COMMON STOCKS is a composite index of common stocks in industry, transportation, and financial and public utility companies which compares total returns of funds whose portfolios are invested primarily in common stocks. In addition, the Standard & Poor's index assumes reinvestment of all dividends paid by stocks listed on the index. Taxes due on any of these distributions are not included, nor are brokerage or other fees calculated, in the Standard & Poor's figures.
      o LIPPER GROWTH FUND AVERAGE is an average of the total returns for 251 growth funds tracked by Lipper Analytical Services, Inc., an independent mutual fund rating service.
      o LIPPER GROWTH FUND INDEX is an average of the net asset-valuated total returns for the top 30 growth funds tracked by Lipper Analytical Services, Inc., an independent mutual fund rating service.
      o STRATEGIC INSIGHT GROWTH FUNDS INDEX consists of mutual funds that invest in well-established companies primarily for long-term capital gains rather than current income.
      o MORNINGSTAR, INC., an independent rating service, is the publisher of the bi-weekly Mutual Fund Values. Mutual Fund Values rates more than 1,000 NASDAQ-listed mutual funds of all types, according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for two weeks.


      o VALUE LINE COMPOSITE INDEX consists of approximately 1,700 common equity securities. It is based on a geometric average of relative price changes of the component stocks and does not include income.
      o VALUE LINE MUTUAL FUND SURVEY, published by Value Line Publishing,
        Inc., analyzes price, yield, risk, and total return for equity and fixed income mutual funds. The highest rating is One, and ratings are effective for two weeks.
      o MUTUAL FUND SOURCE BOOK, published by Morningstar, Inc., analyzes price, yield, risk, and total return for equity and fixed income funds.
      o FINANCIAL PUBLICATIONS: The Wall Street Journal, Business Week, Changing Times, Financial World, Forbes, Fortune, and Money Magazines, among others--provide performance statistics over specified time periods.
      o CDA MUTUAL FUND REPORT, published by CDA Investment Technologies, Inc., analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.
      o STRATEGIC INSIGHT MUTUAL FUND RESEARCH AND CONSULTING, ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specified period of time. From time to time, the Fund will quote its Strategic Insight ranking in advertising and sales literature.
In addition, the Fund will, from time to time, use the following standard convertible securities indices against which it will compare its performance:
Goldman Sachs Convertible 100; Kidder Peabody Convertible Bond Index; Value Line Convertible Bond Index; and Dow Jones Utility Index.


The Fund may compare the performance of equity funds to other types of stock funds and indices.
Advertisements and other sales literature for any class of Shares may quote total returns which are calculated on nonstandardized base periods. These total returns also represent the historic change in the value of an investment in any class of Shares based on quarterly reinvestment of dividends over a specified period of time.
From time to time, the Fund may advertise the performance of any class of Shares using charts, graphs, and descriptions, compared to federally insured bank products, including certificates of deposit and time deposits, and to money market funds using the Lipper Analytical Services money market instruments average. In addition, advertising and sales literature for the Fund may use charts and graphs to illustrate the principals of dollar-cost averaging and may disclose the amount of dividends paid by the Fund over certain periods of time. Advertisements may quote performance information which does not reflect the effect of a sales load or contingent deferred sales charge, as applicable.
    ABOUT FEDERATED INVESTORS

Federated Investors ("Federated") is dedicated to meeting investor needs which is reflected in its investment decision making-structured, straightforward, and consistent. This has resulted in a history of competitive performance with a range of competitive investment products that have gained the confidence of thousands of clients and their customers.
The company's disciplined security selection process is firmly rooted in sound methodologies backed by fundamental and technical research. Investment decisions are made and executed by teams of portfolio managers, analysts, and traders dedicated to specific market sectors.
In the equity sector, Federated has more than 25 years' experience. As of December 31, 1994, Federated managed 15 equity funds totaling approximately $4 billion in assets across growth, value, equity income, international, index, and sector (i.e. utility) styles. Federated's value-oriented management style combines quantitative and qualitative analysis and features a structured, computer-assisted composite modeling system that was developed in the 1970s.
In the corporate bond sector, as of December 31, 1994, Federated managed 8 money market funds, 5 investment grade, and 4 high yield bond funds with assets approximating $7.4 billion, $.9 billion and $.8 billion, respectively. Federated's corporate bond decision making--based on intensive, diligent credit analysis--is backed by over 20 years of experience in the corporate bond sector. In 1972, Federated introduced one of the first high-yield bond funds in the industry. In 17 years ending December 1994, Federated's high-yield portfolios experienced a default rate of just 1.86%, versus 3.10% for the market as a whole. In 1983, Federated was one of the first fund managers to participate in the asset-backed securities market, a market totaling more than $200 billion.
J. Thomas Madden, Executive Vice President, oversees Federated's equity and high yield corporate bond management while William D. Dawson, Executive Vice President, oversees Federated's domestic fixed income management. Henry A. Frantzen, Executive Vice President, oversees the management of Federated's international portfolios.
    MUTUAL FUND MARKET
Twenty-seven percent of American households are pursuing their financial goals through mutual funds. These investors, as well as businesses and institutions, have entrusted over $2 trillion to the more than 5,500 funds available.* Federated Investors, through its subsidiaries, distributes mutual funds for a variety of investment applications. Specific markets include:
    INSTITUTIONAL
Federated meets the needs of more than 4,000 institutional clients nationwide by managing and servicing separate accounts and mutual funds for a variety of applications, including defined benefit and defined contribution programs, cash management, and asset/liability management. Institutional clients include corporations, pension funds, tax-exempt entities, foundations/endowments, insurance companies, and investment and financial advisors. The marketing effort to these institutional clients is headed by John B. Fisher, President, Institutional Sales Division.
    TRUST ORGANIZATIONS
Other institutional clients include close relationships with more than 1,500 banks and trust organizations. Virtually all of the trust divisions of the top 100 bank holding companies use Federated funds in their clients' portfolios.
The marketing effort to trust clients is headed by Mark R. Gensheimer, Executive Vice President, Bank Marketing & Sales.
    BROKER/DEALERS AND BANK BROKER/DEALER SUBSIDIARIES
Federated mutual funds are available to consumers through major brokerage firms nationwide--including 200 New York Stock Exchange firms--supported by more wholesalers than any other mutual fund distributor. The marketing effort to these firms is headed by James F. Getz, President, Broker/Dealer Division. *source: Investment Company Institute


    APPENDIX

    STANDARD AND POOR'S RATINGS GROUP COMMERCIAL PAPER RATINGS
A-1--This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.
A-2--Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.


    MOODY'S INVESTORS SERVICE, INC., COMMERCIAL PAPER RATINGS
P-1--Issuers rated PRIME-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. PRIME-1 repayment capacity will normally be evidenced by the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity. P-2--Issuers rated PRIME-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.
    FITCH INVESTORS SERVICE, INC., SHORT-TERM DEBT RATINGS
F-1+--Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment. F-1--Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+. F-2--Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payment.
530461102
530461409
530461201
<INSERT PRODUCT CODE> (5/95)


                                          1933 Act File No. N/A

530461300


                                          1940 Act File No. 811-2626

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.

    Post-Effective Amendment No.

                                  and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      X

    Amendment No.   15                                               X

                       FEDERATED EXCHANGE FUND, LTD.

            (Exact Name of Registrant as Specified in Charter)

      Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779
                 (Address of Principal Executive Offices)

                              (412) 288-1900
                      (Registrant's Telephone Number)


                        John W. McGonigle, Esquire,
                        Federated Investors Tower,
                    Pittsburgh, Pennsylvania 15222-3779
                  (Name and Address of Agent for Service)

                                Copies to:

Matthew G Maloney, Esquire
Dickstein, Shapiro & Morin, L.L.P.
2101 L Street, N.W.
Washington, D.C.  20037


                                  PART A.

Item 1.     Cover Page

               Not applicable.

Item 2.     Synopsis

               Not applicable.

Item 3.     Condensed Financial Information

Financial Highlights

Supplementary Information
(For a share outstanding throughout each period)



                                                   Year Ended December 31,
                                      1994     1993      1992      1991     1990

Net asset value, beginning of period   $71.39   $65.83    $61.65   $50.56 $54.93
Income from investment operations
  Net investment income               1.18     1.13     1.36      1.16     1.46
  Net realized and unrealized gain
    (loss) on investments           (1.39)    6.30     5.57     12.62    (3.86)
  Total from investment operations  (0.21)    7.43     6.93     13.78    (2.40)
Less distributions
  Dividends to partners from net
    investment incom                (1.14)   (1.16)   (1.38)    (1.15)   (1.51)
  Distributions to partners from
    net realized gain on investment
    transactions                    (1.20)   (0.71)   (1.37)    (1.54)   (0.46)
Total distributions                 (2.34)   (1.87)   (2.75)    (2.69)   (1.97)
Net asset value, end of period      $68.84   $71.39   $65.83    $61.65   $50.56
Total return*                       (.30%)  11.31%   11.38%    27.42%   (4.43%)
Ratios to average net assets
  Expenses                           1.15%    1.15%    1.11%     1.12%    1.07%
  Net investment income              1.63%    1.59%    2.13%     1.97%    2.76%
Supplemental Data
  Net assets, end of period
             (000 omitted)         $81,377   $88,949   $91,551  $90,503 $79,114
  Portfolio turnover rate              23%      26%       47%       54%      61%

* Based on net asset value, which does not reflect the sales load or contingent deferred sales charge, if applicable.



                                                 Year Ended December 31,
                                    1989     1988      1987      1986     1985

Net asset value, beginning of period $50.03   $46.19    $48.39   $43.27 $33.94
Income from investment operations
  Net investment income               1.37     1.31     1.29      1.20     1.24
  Net realized and unrealized gain
    (loss) on investments             7.34     5.08    (0.45)     6.27    10.47
  Total from investment operations    8.71     6.39     0.84      7.47    11.71
Less distributions
  Dividends to partners from net
    investment income                (1.32)   (1.29)   (1.30)    (1.22)   (1.24)
  Distributions to partners from
    net realized gain on investment
    transactions                    (2.49)   (1.26)   (1.74)    (1.13)   (1.14)
Total distributions                 (3.81)   (2.55)   (3.04)    (2.35)   (2.38)
Net asset value, end of period      $54.93   $50.03   $46.19    $48.39   $43.27
Total return*                       17.58%   13.97%    0.88%    17.31%   35.37%
Ratios to average net assets
  Expenses                           1.13%    1.08%    0.92%     0.94%    0.99%
  Net investment income              2.45%    2.61%    2.29%     2.43%    3.13%
Supplemental Data
  Net assets, end of period
      (000 omitted)                $95,422   $89,228   $89,371 $106,360 $103,877
  Portfolio turnover rate            41%      36%       39%       17%      18%

* Based on net asset value, which does not reflect the sales load or contingent deferred sales charge, if applicable.



Further information about the Fund's performance is contained in the Fund's annual report dated December 31, 1995, which can be obtained free of charge.


Item 4.     General Description of Registrant

                (a) The Registrant is a diversified management investment company organized as a California limited partnership under the provisions of The Uniform Limited Partnership Act as enacted in California pursuant to the Registrant's Certificate and Agreement of Limited Partnership dated February 27, 1976. The Partnership Agreement was restated on September 1, 1976.

            The investment objective of the Registrant is to seek long-term growth of capital and of income. The Registrant accepted for deposit, and invests its assets in a broadly diversified portfolio of securities which, in the opinion of the Managing General Partners, meets its investment objective. The Registrant's investment objective and its policies stated herein and in Item 4(b) may not be changed without a vote of the Partners. The Registrant invests its assets principally in common stocks which, in the opinion of the Managing General Partners, have potential for growth of capital and of income. There is, however, no requirement that the Registrant invest exclusively in common stocks and, if deemed advisable for the attainment of its investment objective, the Registrant may invest in other corporate securities such as preferred stocks, corporate bonds, notes and warrants, or in municipal and government obligations, or cash and cash items, including but not limited to short-term obligations such as certificates of deposit, short-term notes and repurchase agreements, all in such proportions as the Managing General Partners may determine. The Registrant will invest in short-term obligations in order to keep its cash reserves and temporary funds invested and may also invest in such securities for defensive purposes. The Registrant will not enter into repurchase agreements with securities dealers if such transactions constitute the purchase of an interest in such dealers under the Investment Company Act of 1940, as amended. The Registrant may write exchange traded call options on portfolio securities as permitted hereunder. The Registrant may write call options on securities constituting not more than 25% of the value of its net assets if the option is listed on a national securities exchange and at all times while the option is outstanding the Registrant owns securities against which the option is written or owns securities convertible into such securities. The Registrant will endeavor to liquidate its position as an option writer in a closing purchase transaction rather than delivering portfolio securities upon exercise of the option. The extent to which the Registrant may be able to write such options will depend in part on state securities regulations, as amended from time to time. The Registrant accepted for exchange, and may invest its assets in, securities which, in the opinion of counsel of the Registrant, are subject to restrictions on sale by the Registrant by reason of any agreement of the depositor of such securities, by reason of the provisions of the Securities Act of 1933 and the rules and regulations thereunder or otherwise. While the Registrant cannot eliminate the risks of ownership of common stock and other securities nor give any assurance that it will achieve its investment objective, it does seek, through professional management and diversification, to reduce these risks and enhance the Partners' opportunities for long-term growth of capital and of income.

                  If management deems it advisable for the attainment of the
            Registrant's investment objective, it may invest up to 25% of the value of the Registrant's assets in any one industry. The Registrant may, at times, invest more than 25% of the value of its assets in cash or cash items, U.S. Treasury bills or securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or instruments secured by those money market instruments, such as repurchase agreements, for defensive purposes. If, because of changing values, the value of the Registrant's assets invested in a particular industry exceeds 25% of the value of its assets, the Registrant will not be required to make any reduction of its holdings in that particular industry.

                The prices of fixed income securities fluctuate inversely to the direction of interest rates.

                (b) The Registrant has limited the percentage of restricted securities that it will acquire to 10% of the total value of its assets. Securities acquired pursuant to an effective Registration Statement under the Securities Act of 1933 will not be considered restricted securities.

                  No security that is subject to the restriction will be
            distributed in case of redemption in kind, except possibly to a redeeming shareholder who had originally deposited that particular security. No other disposition of such securities will be made by the Registrant unless the Registrant has obtained an opinion of its counsel at the time that such securities may be disposed of consistent with the Securities Act of 1933.

                  In general, restricted securities can be sold:  (a) in limited quantities in the public market after having been held beneficially for at least two years; (b) in privately negotiated transactions to a limited number of purchasers; or (c) in a public offering pursuant to an effective registration statement under the Securities
            Act of 1933.

                  The Registrant may not borrow money except as a temporary
            measure for extraordinary or emergency purposes and then only in amounts not in excess of 10% of the value of its total assets. The Registrant will not borrow for investment purposes. Investment securities will not be purchased while any borrowings are outstanding.

                 The Registrant will not purchase the securities of an issuer if, as a result of such purchase, the Registrant would hold more than


           5% of the value of Registrant's assets in such issuer.

                  The Registrant will not purchase more than 10% of the value of any issuer's total outstanding voting securities.

                  The Registrant will not invest more than 5% of its assets in any issuer having a record of less than 3 continuous years of operation, including any predecessor's operation.

                  The Registrant will not purchase warrants of a value in excess of 5% of Registrant's net assets except in certain circumstances.

               (c) In return for the premium income received on a call option, the Registrant forgoes the opportunity to profit from an increase in the price of the underlying security above the option's exercise price during the time the Registrant's position as an option writer is open.

                 Generally, restricted securities will be subject to legal or contractual delays on resale or restriction on resale and may sell at a discount from the price they would bring if freely marketable.

Item 5.         Management of the Registrant

               (a) The Registrant is managed by a Board of Managing General Partners. The Managing General Partners are responsible for managing the Registrant's business affairs and for exercising all the Registrant's powers except those reserved for the partners. An Executive Committee of the Board of Managing General Partners handles the Board's responsibilities between meetings of the Board.

                (b) Investment decisions for the Registrant are made by Federated Advisers, the Registrant's investment adviser (the "Adviser"), subject to direction by the Managing General Partners. The Adviser continually conducts investment research and supervision for the Registrant and is responsible for the purchase or sale of portfolio instruments, for which it receives an annual fee from the Registrant.

                 The Adviser receives an annual investment advisory fee equal to
            0.55% of the Registrant's average daily net assets, plus 4.5% of gross income of the Registrant. Gross income includes, in general, discount earned on U.S. Treasury bills and agency discount notes, interest received or receivable on all interest-bearing obligations and dividend income recorded on the ex-dividend date, but does not include capital gains or losses or a reduction for expenses. The Adviser may, from time to time and for such periods as it deems appropriate, reduce its compensation (and, if appropriate, assume expenses of the Registrant) to the extent that the Registrant's expenses exceed such lower expense limitation as the Adviser may, by notice to the Registrant, voluntarily declare to be effective. The
           Adviser has also undertaken to reimburse the Registrant for operating expenses in excess of limitations established by certain states.

                 Federated Advisers, a Delaware business trust organized on April 11, 1989, is a registered investment adviser under the Investment Advisers Act of 1940, as amended. It is a subsidiary of Federated Investors. All of the Class A (voting) shares of Federated


           Investors are owned by a trust, the trustees of which are John F. Donahue, Chairman and Trustee of Federated Investors, Mr. Donahue's wife, and Mr. Donahue's son, J. Christopher Donahue, who is President and Trustee of Federated Investors.

                  Federated Advisers and other subsidiaries of Federated
            Investors serve as investment advisers to a number of investment companies and private accounts. Certain other subsidiaries also provide administrative services to a number of investment companies. Total assets under management or administration by these and other subsidiaries of Federated Investors are approximately $70 billion.

               (c) Peter R. Anderson has been the Registrant's senior portfolio manager since December 1989. Mr. Anderson joined Federated Investors in 1972 as, and is presently, a Senior Vice President of the Fund's investment adviser. Mr. Anderson is a Chartered Financial Analyst and received his M.B.A. in Finance from the University of Wisconsin.

            Frederick L. Plautz has been the Registrant's co-portfolio manager since December, 1994. Mr. Plautz joined Federated Investors in 1990 and has been a Vice President of the Fund's investment adviser since October 1994. Prior to this, Mr. Plautz served as an Assistant Vice President of the investment adviser. Mr. Plautz was a portfolio manager at Banc One Asset Management Corp. from 1986 until 1990. Mr. Plautz received his M.S. in Finance from the University of Wisconsin.

            Timothy E. Keefe has been the Registrant's co-portfolio manager since February, 1995. Mr. Keefe joined Federated Investors in 1987 and has been an Assistant Vice President of the Fund's investment adviser since 1993. Mr. Keefe served as an Investment Analyst of the investment adviser from 1991 until 1993, and from 1987 until 1991 he acted as a Marketing Representative in the Broker Dealer Department. Mr. Keefe is a Chartered Financial Analyst and received his M.B.A. in Business Administration from the University of Pittsburgh.

                (d) Federated Administrative Services, a subsidiary of Federated Investors, provides administrative personnel and services (including certain legal and financial reporting services) necessary to operate the Registrant. Federated Administrative Services provides these at an annual rate which relates to the average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors ("Federated Funds") as specified below:
                                              Average Aggregate Daily Net Assets
             Maximum Administrative Fee             of the Federated Funds
                    0.15 of 1%                   on the first $250 million
                    0.125 of 1%                   on the next $250 million
                    0.10 of 1%                    on the next $250 million
                    0.075 of 1%             on assets in excess of $750 million

               The administrative fee received during any fiscal year shall be at least $125,000 per portfolio and $30,000 per each additional class of shares. Federated Administrative Services may choose voluntarily to waive a portion of its fee.

                The Registrant has adopted a Shareholder Services Plan (the


            "Services Plan") under which it may make payments of up to 0.25% of the average daily net asset value of the Registrant to obtain certain personal services for shareholders and the maintenance of shareholder accounts ("shareholder services"). The Registrant has entered into a Shareholder Services Agreement with Federated Shareholder Services, a subsidiary of Federated Investors, under which Federated Shareholder Services will either perform shareholder services directly or will select financial institutions to perform shareholder services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid will be determined from time to time by the Registrant and Federated Shareholder Services.

                (e) Federated Services Company, Pittsburgh, Pennsylvania, serves as transfer agent and dividend disbursing agent for the Registrant. The fee paid to the transfer agent is based upon the size, type and number of accounts and transactions made by shareholders. Federated Services Company also maintains the Fund's accounting records. The fee paid for this service is based upon the level of the Fund's average net assets for the period plus out-of-pocket expenses.

                (f)     See response to Item 3.

                (g)     None.

Item 6.         Capital Stock and Other Securities

                (a)     The Partners have the voting, approval, consent, or


            similar rights required under the Investment Company Act of 1940, as amended, for voting Shareholders. Partners have one vote for each share held by them as reflected in the Partnership Agreement. At each annual meeting, the Partners vote upon the election of each of the General Partners. At their annual meeting held November 9, 1992, the Partners approved an amendment to the Agreement of Limited Partnership to eliminate the annual meeting requirement, except as otherwise required by the Investment Company Act of 1940, as amended.

               Partners may vote in person or by proxy. The presence in person or by proxy of Partners holding more than 50% of the outstanding shares as reflected in the Partnership Agreement constitutes a quorum at any meeting. Other than the election of General Partners or a vote to terminate the Partnership, actions of the Partners will require the vote of the lesser of (i) a majority of the outstanding shares or (ii) the vote of 67% or more of the shares represented in person or by proxy at a meeting at which a quorum is present. In the election of General Partners, if required, those candidates receiving the highest number of votes cast, up to the number of General Partners to be elected, shall be elected to serve until their successors are duly elected and qualified. Action to terminate the Partnership shall require the vote of a majority of the outstanding shares. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in the election of General Partners can, if they choose to do so, elect all of the General Partners, in which case the holders of the remaining shares will be unable to elect any person as a General Partner.

               The General Partners are divided into two classes:  Managing


           General Partners and Non-Managing General Partners. Only individuals may act as Managing General Partners. All individual General Partners shall act as Managing General Partners. A Non-Managing General Partner as such shall generally take no part in the management, conduct, or operation of the Registrant's business. The Registrant will be managed by the Managing General Partners. The Managing General Partners may appoint an Executive Committee of at least two Managing General Partners who would exercise the powers of the Managing General Partners between meetings of the Managing General Partners. Except pursuant to such appointment or other delegated authority of the Managing General Partners, the Registrant shall act only by majority vote. A single Managing General Partner or Managing General Partners constituting less than a majority of Managing General Partners, shall not have authority to act on behalf of the Registrant or to bind the Registrant, except when acting as an Executive Committee or otherwise pursuant to delegated authority of the Managing General Partners. The Managing General Partners are in a fiduciary relationship with respect to the Limited Partners, similar to that of the directors of a corporation to its shareholders. All General Partners, including Managing and Non-Managing General Partners, shall be subject to election and removal by vote of the Partners.

                  Limited Partners generally are not personally liable for liabilities of the Registrant. However, if the Registrant were unable to pay its liabilities, recipients of distributions from the Registrant could be liable to certain creditors of the Registrant to the extent of such distributions, plus interest. The Partnership will, to the extent of its net assets, indemnify the Limited Partners or former Limited Partners against any liability which is incurred because of the receipt of a distribution which has to be returned to creditors in satisfaction of Partnership liability. If the Partnership's net assets are insufficient to indemnify the Limited
            Partners in full, the Partnership will attempt to recover from other Limited Partners who received such distributions their proportionate share of such liability. Each Limited Partner agrees to indemnify each other Limited Partner against such liability to the extent of his proportionate share of such liability. Each Limited Partner, by becoming a Limited Partner, consents to pro rata distributions to holders of shares which may constitute, in whole or in part, returns of contributions with respect to such shares.

                  A Limited Partner has no right to and takes no part in control of the Partnership business, but may exercise the rights and powers of a Limited Partner under the Partnership Agreement, including, without limitation, the voting rights and the giving of consents and approvals provided for in the Partnership Agreement.  The Partnership
            Agreement authorizes Limited Partners to exercise the right to vote on certain matters, including, without limitation, the voting rights and the giving of consents and approvals provided for in the Partnership Agreement. The Partnership Agreement authorizes Limited Partners to exercise the right to vote on certain matters, including the right to elect or remove General Partners, in reliance upon certain provisions contained in The Uniform Limited Partnership Act as enacted by the State of California, which in substantial form, has been adopted by most other states.  Although no absolute assurance can be given, due to the lack of specific statutory authority expressly covering certain of the voting rights given to Limited


            Partners, including approval of the Investment Advisory Contract and any Sub-Advisory Agreement and approval of the independent accountants of the Registrant, and the fact that there are not authoritative judicial decisions on the matter, it is the opinion of California counsel that the existence or exercise of the voting rights provided for in the Partnership Agreement does not subject the Limited Partners to liability as General Partners under the California Act. However, it is possible that, because of the existence or exercise of such rights, the Limited Partners might be found to be subject to such liability by the courts of another state. In the event that a Limited Partner should be found to be liable as a
            General Partner, then, to the extent the assets and insurance of the Registrant and of the General Partners are insufficient to reimburse a Limited Partner, he would be required to satisfy personally such a claim.

                  The Registrant believes it is unlikely that Limited Partners will receive distributions which will have to be returned or that they will be subject to liability as General Partners because of the extent of the assets of the Registrant, the nature of its business, and its ability to contract with third parties to prevent any such party from seeking recovery from any Limited Partner.  The Registrant will seek to include in all material contracts a provision limiting the claims of creditors to the Registrant's assets. The Registrant intends to obtain such insurance coverage as may be available for claims asserted against the Registrant or its General Partners in an amount deemed appropriate by the Managing General Partners. In any event, the assets of the Registrant should at all times be sufficient to satisfy the amount of any potential claims against the Registrant.



                  A Limited Partner can assign the whole or any portion of his shares by a written instrument of assignment in a form satisfactory to the Managing General Partners, provided that: (i) the assignee agrees to become a Substituted Limited Partner and (ii) the Managing General Partners consent to such assignment and substitution. Any assignee who has filed with the Registrant the necessary papers to become a substituted Limited Partner and who has obtained the requisite consent of the Managing General Partners prior to the record date for distributions will have the right to receive such distributions even though the recording of an appropriate amendment to the Partnership Agreement occurs after the record date. The admission of an assignee as a substituted Limited Partner is conditioned upon the assignment instrument being in a form and substance satisfactory to the Managing General Partners, the assignee's written acceptance and adoption of all of the terms and provisions of the Partnership Agreement, and the recording of an appropriate amendment to the Partnership Agreement. The Managing
           General Partners have stated that it is their intention to consent to assignments by way of gifts or personal estate planning (for example, transfers to trusts). Since the shares are redeemable in whole or in part at their net asset value, the giving or withholding of such consent does not affect the ability of a Partner to realize gain or loss on his investment.

                  The Registrant will continue in existence until December 31,
            2071, unless sooner terminated by the happening of one of the following events:


                (1)  The Registrant disposes of all of its assets; or

                (2) The death, withdrawal, retirement, dissolution, assignment for the benefit of creditors, filing of a petition for bankruptcy, adjudication of bankruptcy, insanity or incompetency of (i) any of the General Partners, unless the remaining General Partners elect to continue the business of the Registrant, (ii) all of the General Partners, unless a Special Meeting, as provided for in Section 8.8 of the Partnership Agreement, is held within six months, or (iii) all of the Managing General Partners, unless a Special Meeting as provided in Section 8.8, is held within 120 days of the date the last Managing General Partner ceased to act in such capacity.

                (3) Partners holding a majority of the outstanding shares vote to terminate the Partnership.

                  Except by requiring the Registrant to redeem shares as
            described hereunder, Limited Partners have no right to the return of any part of their contributions until dissolution of the Registrant. Distributions by the Registrant, whether upon dissolution or otherwise, will be in proportion to the number of shares held, without regard to the dollar amount contributed to the Registrant or the amount of any profits of the Registrant received.

                (b)     Not applicable.

                (c)     Not applicable.


                (d)     Not applicable.

                (e) Partners may contact the Fund by writing to or calling the Fund.

                (f) The Managing General Partners may distribute net investment income, exclusive of capital gains, to the holders of shares of partnership interest annually or at more frequent intervals. The Managing General Partners will determine annually what portion, if any, of the Partnership's net realized capital gains will be distributed.

                (g) Each Partner is individually responsible for the payment of any taxes on his/her share of the partnership's taxable income. As a publicly traded partnership, this income can not be used to offset losses of any other passive activity held by the partner.

Item 7.         Purchase of Securities Being Offered

                  Not applicable.

Item 8.         Redemption or Repurchase

                (a) The Custodian Bank will redeem shares at net asset value on any business day. Shares will be redeemed at the net asset value next determined after the receipt of a redemption request in proper form. A redemption request must be in writing and accompanied by share certificates, if issued. Redemption requests and share certificates must be endorsed by the redeeming Partner, with signature guaranteed by a commercial bank or a trust company whose deposits are insured by the Bank Insurance Fund ("BIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"); a
            member of the New York, American, Boston, Midwest, or Pacific Stock
            Exchange; a savings bank or Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC; or any other "eligible guarantor institution," as defined in the Securities Exchange Act of 1934. The Registrant does not accept signatures guaranteed by a notary public. In addition, in some cases, additional documents may be required.

                  If a redemption request in proper form is received by the
            Custodian prior to the close of the New York Stock Exchange, shares will be redeemed at the net asset value determined at the close of business on the New York Stock Exchange on the date of receipt.  If received after the close of the New York Stock Exchange or on days on which the New York Stock Exchange is closed, shares will be redeemed at the net asset value determined at the close of business on the next day on which the New York Stock Exchange is open.  Redemption proceeds will be mailed (after the receipt of a redemption request in proper form) as soon as they are processed, which is normally within three days of receipt, and will be mailed in any event within seven business days after receipt.

                  The Registrant reserves the right, in its complete discretion, to redeem its shares wholly or partly in portfolio securities ("redemption in kind") instead of in cash, and to deliver one or more portfolio securities in satisfaction of the redemption request regardless of which securities were deposited by the Partner or the composition of the portfolio of the Registrant at the time of redemption.

                 Obviously, the value of the shares on redemption may be more or less than a Partner's cost, depending upon the value of the portfolio securities at the time of redemption. A Partner redeeming his shares will realize a gain or loss for income tax purposes, measured with respect to the adjusted basis of his shares at the time of redemption, when he receives cash at redemption. In the opinion of Dickstein, Shapiro & Morin, tax counsel for the Registrant, neither the Registrant nor a redeeming Partner will recognize gain or loss for Federal income tax purposes upon the distribution of securities in kind to a redeeming Partner. The basis to a redeeming Partner of securities received by him in redemption of all of his shares will be the same as the basis of the shares he redeemed. The basis of securities received by a Partner in redemption of a portion of his shares will be the basis of such securities in the hands of the
           Registrant immediately before such distribution (but not in excess of the basis of all of his shares of the Registrant, both those redeemed and not redeemed).

                  Investors who have not exchanged restricted securities for shares may, by notice in writing to State Street Bank and Trust Company (accompanied by appropriate stock powers and certificates, if previously issued), elect to participate in a Systematic Withdrawal Plan (the "Plan"). Participants in the Plan will receive quarterly payments in cash as a partial redemption of their shares up to 3/4% of the net asset value of their shares. The Registrant does not intend to impose a charge upon investors for participating in the


           Plan.  Participants may withdraw from the Plan at any time by written notice to State Street Bank and Trust Company. Although the Registrant believes that its operations will generate sufficient cash to satisfy the redemption payments required by the Plan, the Plan may require the Registrant to obtain additional cash by selling portfolio securities or borrowing. The burden of any taxes payable as a result of such sales will be shared by all investors in the Registrant regardless of their participation in the Plan. Participation in the Plan will reduce the number of shares owned by an investor and the value of his account.

                (b)     Not applicable.

                (c)     Not applicable.

                (d)     Not applicable.

Item 9.         Pending Legal Proceedings

                  None.




                                  PART B.

Item 10.        Cover Page

                  Not applicable.



Item 11.        Table of Contents

                  Not applicable.

Item 12.        General Information and  History

                  Not applicable.

Item 13.        Investment Objectives and Policies

                (a)     See response to Item 4(a).

                (b)     The Registrant may not:

                (1) Purchase any securities on margin, but the Registrant may obtain such credits as may be necessary for the clearance of purchases and sales of securities;

                (2)   Sell any securities short;

                (3) Borrow money except as a temporary measure for extraordinary or emergency purposes and then only in amounts not in excess of 10% of the value of its total assets. The Registrant will not borrow for investment purposes. Investment securities will not be purchased while any borrowings are outstanding;

                (4)   Pledge securities;



                (5) Purchase securities of an issuer if such purchase at the time thereof would cause more than 5% of the value of the Registrant's assets to be invested in the securities of any one issuer;

                (6) Purchase securities of an issuer if such purchase at the time thereof would cause more than 10% of the voting securities of any one issuer to be owned by the Registrant or more than 10% of any other class of such issuer being owned by the Registrant (for these purposes, all outstanding bonds and evidences of indebtedness shall be deemed to be a single class of securities of the issuer and all kinds of stock of an issuer which are preferred over the common stock as to dividends or in liquidation shall be deemed to constitute a single class regardless of relative priorities, series, designations, conversion rights or other differences);

               (7)   Purchase securities issued by any other open-end investment company except pursuant to a merger, consolidation, or other reorganization;

                (8) Invest more than 5% of the assets of the Registrant in securities of issuers which have a record of less than 3 years of continuous operation, including the operation of any predecessor;

                (9) Purchase or retain securities of any issuer if, to the knowledge of the Registrant, the General Partners of the


                Registrant or the officers or directors of the Adviser who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of the securities of such issuer;

               (10)  Invest in commodities, commodity contracts, or real estate;

                (11) Purchase or sell puts, calls, straddles, or spreads or any combination thereof except that: (a) the Registrant may write call options on securities constituting not more than 25% of the value of its net assets if the option is listed on a national securities exchange and at all times while the option is outstanding the Registrant owns securities convertible into such securities, and (b) the Registrant may purchase call options in closing purchase transactions to liquidate its position as an option writer;

               (12)  Engage in underwriting or agency distribution of securities issued by others except insofar as it may be deemed to be an underwriter under the Securities Act of 1933 by virtue of its disposition of a particular block of securities;

                (13) Lend any assets except portfolio securities. (This shall not prevent the purchase or holding of bonds, debentures, notes, certificates of indebtedness, or other debt securities of an issuer; repurchase agreements; or other transactions which are permitted by the Registrant's investment objective and policies or Limited Partnership Agreement). There is the risk that when lending portfolio securities, the securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price. In addition, in the event that a borrower of securities would file for bankruptcy or become insolvent, disposition of the securities may be delayed pending court action;

                (14) Invest in securities of a company for the purpose of exercising control or management. The Registrant, however, may invest in up to 10% of the voting securities of any one issuer and may exercise its voting powers consistent with the best interests of the Registrant. From time to time, the Registrant, together with other investment companies advised by Federated Advisers (the "Adviser") or its affiliated companies, may together buy and hold substantial amounts of the voting stock of a company and all such stock may be voted together in regard to such company's affairs. In some such cases, the Registrant and the other investment companies, advised by the Adviser or its affiliated companies holding such stock might collectively be considered to be in control of such company. In some cases Partners, agents, employees officers or other persons affiliated with or acting for or on behalf of the Registrant, the Adviser or its affiliated companies, might possibly become directors of companies in which the Registrant holds stock;

                (15) Purchase oil, gas, or other mineral leases or purchase a partnership interest in oil, gas, or other mineral exploration programs;


                (16) Purchase warrants having a value in excess of 5% of the Registrant's net assets or purchase warrants not listed on the New York Stock Exchange or American Stock Exchange having a value in excess of 2% of the Registrant's net assets; and

                (17)  Issue senior securities.

            For purposes of its policies and limitations, the Registrant considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings and loan having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be "cash items."

            (c) Not applicable.

            (d) Portfolio turnover: Although the Registrant does not intend to invest for the purpose of seeking short-term profits, securities in its portfolio will be sold whenever the Registrant's investment adviser believes it is appropriate to do so in light of the Registrant's investment objective, without regard to the length of time a particular security may have been held.

            The Registrant will not attempt to set or meet a portfolio turnover rate since any turnover would be incidental to transactions undertaken in an attempt to achieve the Registrant's investment objective. Portfolio turnover for the fiscal years ended December 31, 1994, and 1993, was 23% and 26%, respectively.

Item 14.    Management of the Registrant



            (a) Officers and Managing General Partners are listed with their addresses, birthdates, present positions with Federated Exchange Fund, Ltd., and principal occupations.

John F. Donahue@*
Federated Investors Tower
Pittsburgh, PA
Birthdate: 7/28/24

President and Managing General Partner

Chairman and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; Chairman and Director, Federated Research Corp.; Chairman, Passport Research, Ltd.; Director, AEtna Life and Casualty Company; Chief Executive Officer and Director, Trustee, or Managing General Partner of the Funds. Mr. Donahue is the father of J. Christopher Donahue, Vice President of the Registrant.

Thomas G. Bigley
28th Floor, One Oxford Centre
Pittsburgh, PA
Birthdate:2/3/34

Managing General Partner

Director, Oberg Manufacturing Co.; Chairman of the Board, Children's Hospital of Pittsburgh; Director, Trustee, or Managing General Partner of the Funds; formerly, Senior Partner, Ernst & Young LLP.



John T. Conroy, Jr.
Wood/IPC Commercial Department
John R. Wood and Associates, Inc., Realtors
3255 Tamiami Trail North
Naples, FL
Birthdate:6/23/37

Managing General Partner

President, Investment Properties Corporation; Senior Vice-President, John
R. Wood and Associates, Inc., Realtors; President, Northgate Village Development Corporation; Partner or Trustee in private real estate ventures in Southwest Florida; Director, Trustee, or Managing General Partner of the Funds; formerly, President, Naples Property Management, Inc.

William J. Copeland
One PNC Plaza - 23rd Floor
Pittsburgh, PA
Birthdate:7/4/18

Managing General Partner

Director and Member of the Executive Committee, Michael Baker, Inc.; Director, Trustee, or Managing General Partner of the Funds; formerly, Vice Chairman and Director, PNC Bank, N.A., and PNC Bank Corp. and Director, Ryan Homes, Inc.

James E. Dowd


571 Hayward Mill Road
Concord, MA
Birthdate:5/18/22

Managing General Partner

Attorney-at-law; Director, The Emerging Germany Fund, Inc.; Director, Trustee, or Managing General Partner of the Funds; formerly, Director, Blue Cross of Massachusetts, Inc.

Lawrence D. Ellis, M.D.
3471 Fifth Avenue, Suite 1111
Pittsburgh, PA
Birthdate:10/11/32

Managing General Partner

Professor of Medicine and Member, Board of Trustees, University of Pittsburgh; Medical Director, University of Pittsburgh Medical Center - Downtown; Member, Board of Directors, University of Pittsburgh Medical Center; formerly, Hematologist, Oncologist, and Internist, Presbyterian and Montefiore Hospitals; Director, Trustee, or Managing General Partner of the Funds.

Edward L. Flaherty, Jr.@
Henny, Koehuba, Meyer and Flaherty
Two Gateway Center - Suite 674
Pittsburgh, PA
Birthdate:6/18/24



Managing General Partner

Attorney-at-law; Partner, Henny, Koehuba, Meyer and Flaherty; Director, Eat'N Park Restaurants, Inc., and Statewide Settlement Agency, Inc.; Director, Trustee, or Managing General Partner of the Funds; formerly, Counsel, Horizon Financial, F.A., Western Region.

Peter E. Madden
225 Franklin Street
Boston, MA
Birthdate:4/16/42

Managing General Partner

Consultant; State Representative, Commonwealth of Massachusetts; Director, Trustee, or Managing General Partner of the Funds; formerly, President, State Street Bank and Trust Company and State Street Boston Corporation and Trustee, Lahey Clinic Foundation, Inc.

Gregor F. Meyer
Henny, Koehuba, Meyer and Flaherty
Two Gateway Center - Suite 674
Pittsburgh, PA
Birthdate:10/6/26

Managing General Partner

Attorney-at-law; Partner, Henny, Koehuba, Meyer and Flaherty; Chairman,


Meritcare, Inc.; Director, Eat'N Park Restaurants, Inc.; Director, Trustee, or Managing General Partner of the Funds; formerly, Vice Chairman, Horizon Financial, F.A.

Wesley W. Posvar
1202 Cathedral of Learning
University of Pittsburgh
Pittsburgh, PA
Birthdate:9/14/25

Managing General Partner

Professor, Foreign Policy and Management Consultant; Trustee, Carnegie Endowment for International Peace, RAND Corporation, Online Computer Library Center, Inc., and U.S. Space Foundation; Chairman, Czecho Slovak Management Center; Director, Trustee, or Managing General Partner of the Funds; President Emeritus, University of Pittsburgh; formerly, Chairman, National Advisory Council for Environmental Policy and Technology.

Marjorie P. Smuts
4905 Bayard Street
Pittsburgh, PA
Birthdate:6/21/35

Managing General Partner

Public relations/marketing consultant; Director, Trustee, or Managing General Partner of the Funds.


J. Christopher Donahue
Federated Investors Tower
Pittsburgh, PA
Birthdate:4/11/49

Vice President

President and Trustee, Federated Investors, Federated Advisers, Federated Management, and Federated Research; President and Director, Federated Research Corp.; President, Passport Research, Ltd.; Trustee, Federated Administrative Services, Federated Services Company, and Federated Shareholder Services; President or Vice President of the Funds; Director, Trustee, or Managing General Partner of some of the Funds. Mr. Donahue is the son of John F. Donahue, President and Managing General Partner of the Registrant.

Richard B. Fisher
Federated Investors Tower
Pittsburgh, PA
Birthdate:5/17/23

Vice President

Executive Vice President and Trustee, Federated Investors; Director, Federated Research Corp.; Chairman and Director, Federated Securities Corp.; President or Vice President of some of the Funds; Director or Trustee of some of the Funds.

Edward C. Gonzales


Federated Investors Tower
Pittsburgh, PA
Birthdate:10/22/30

Vice President and Treasurer

Vice President, Treasurer, and Trustee, Federated Investors; Vice President and Treasurer, Federated Advisers, Federated Management, Federated Research, Federated Research Corp., and Passport Research, Ltd.; Executive Vice President, Treasurer, and Director, Federated Securities Corp.; Trustee, Federated Services Company and Federated Shareholder Services; Chairman, Treasurer, and Trustee, Federated Administrative Services; Trustee or Director of some of the Funds; Vice President and Treasurer of the Funds.

John E. Murray, Jr., J.D.,S.J.D.
President
Duquesne University
Pittsburgh, PA  15282
Birthdate:12/20/32

Managing General Partner

President, Law Professor, Duquesne University; Consulting Partner, Mollica, Murray and Hogue; Director, Trustee or Managing General Partner of the Funds.

John W. McGonigle
Federated Investors Tower


Pittsburgh, PA
Birthdate:10/26/38

Vice President and Secretary

Investors
Investors; Vice President, Secretary, and Trustee, Federated Advisers, Federated Management, and Federated Research; Vice President and Secretary, Federated Research Corp. and Passport Research, Ltd.; Trustee, Federated Services Company; Executive Vice President, Secretary, and Trustee, Federated Administrative Services; Secretary and Trustee, Federated Shareholder Services; Executive Vice President and Director, Federated Securities Corp.; Vice President and Secretary of the Funds.

      * This Managing General Partner is deemed to be an "interested person" as defined in the Investment Company Act of 1940, as amended.
      @ Member of the Registrant;'s Executive Committee. The Executive Committee of the Board of Managing General Partners handles the responsibilities of the Board of Managing General Partners between meetings of the Board.


Managing General Partner Compensation

                      AGGREGATE
NAME ,              COMPENSATION
POSITION WITH            FROM              TOTAL COMPENSATION PAID
Partnership          Registrant*#            FROM FUND COMPLEX +



Thomas G. Bigley        $1,250.00    $20,688 for the Fund and
                                     50 other investment companies in the Fund
Complex
John T. Conroy, Jr.     $5,200.00    $117,202 for the Fund and
                                     65 other investment companies in the Fund
Complex
William J. Copeland     $5,200.00    $117,202 for the Fund and
                                     65 other investment companies in the Fund
Complex
James E. Dowd           $5,200.00    $117,202  for the Fund and
                                     65 other investment companies in the Fund
Complex
Lawrence D. Ellis, M.D. $5,000.00    $106,460 for the Fund and
                                     65 other investment companies in the Fund
Complex
Edward L. Flaherty, Jr. $5,200.00    $117,202  for the Fund and
                                     65 other investment companies in the Fund
Complex
Peter E. Madden         $4,258.00    $90,563 for the Fund and
                                     65 other investment companies in the Fund
Complex
Gregor F. Meyer         $5,000.00    $106,460 for the Fund and
                                     65 other investment companies in the Fund
Complex
Wesley W. Posvar        $5,000.00    $106,460 for the Fund and 65 other
                                     investment companies in the Fund Complex
Marjorie P. Smuts       $5,000.00    $106,460 for the Fund and
                                     65 other investment companies in the Fund


Complex
*Information is furnished for the fiscal year ended December 31, 1994.

+ The information is provided for the last calendar year.

# The aggregate compensation is provided for the Trust which is comprised of one portfolio.


       As used in the table above, "The Funds" and "Funds" mean the following investment companies: American Leaders Fund, Inc.; Annuity Management Series; Arrow Funds; Automated Cash Management Trust; Automated Government Money Trust; California Municipal Cash Trust; Cash Trust Series II; Cash Trust Series, Inc.; DG Investor Series; Edward D. Jones & Co. Daily Passport Cash Trust; Federated ARMs Fund; Federated Exchange Fund, Ltd.; Federated GNMA Trust; Federated Government Trust; Federated Growth Trust; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Intermediate Government Trust; Federated Master Trust; Federated Municipal Trust; Federated Short-Intermediate Government Trust; Federated Short-Term U.S. Government Trust; Federated Stock Trust; Federated Tax-Free Trust; Federated U.S. Government Bond Fund; First Priority Funds; Fixed Income Securities, Inc.; Fortress Adjustable Rate U.S. Government Fund, Inc.; Fortress Municipal Income Fund, Inc.; Fortress Utility Fund, Inc.; Fund for U.S. Government Securities, Inc.; Government Income Securities, Inc.; High Yield Cash Trust; Insight Institutional Series, Inc.; Insurance Management Series; Intermediate Municipal Trust; International Series, Inc.; Investment Series Funds, Inc.; Investment Series Trust; Liberty Equity Income Fund, Inc.; Liberty High Income Bond


Fund, Inc.; Liberty Municipal Securities Fund, Inc.; Liberty U.S. Government Money Market Trust; Liberty Term Trust, Inc. - 1999; Liberty Utility Fund, Inc.; Liquid Cash Trust; Managed Series Trust; Money Market Management, Inc.; Money Market Obligations Trust; Money Market Trust; Municipal Securities Income Trust; Newpoint Funds; New York Municipal Cash Trust; 111 Corcoran Funds; Peachtree Funds; The Planters Funds; RIMCO Monument Funds; The Shawmut Funds; Short-Term Municipal Trust; Star Funds; The Starburst Funds; The Starburst Funds II; Stock and Bond Fund, Inc.; Sunburst Funds; Targeted Duration Trust; Tax-Free Instruments Trust; Trademark Funds; Trust for Financial Institutions; Trust For Government Cash Reserves; Trust for Short-Term U.S. Government Securities; Trust for U.S. Treasury Obligations; The Virtus Funds; and World Investment Series, Inc.

            (b) See response to (a).

            (c) Not applicable.

Item 15.    Control Persons and Principal Holders of Securities

            (a) None.

            (b) As of April 7, 1995 the following partner of record owned 5% or more of the outstanding Shares of the Registrant:

            Paulette M. Boiardi, New York, New York, owned approximately 91,356 Shares (7.89%).

            (c) Officers and Managing General Partners own less than 1% of the


            Registrant's outstanding shares.

Item 16.    Investment Advisory and Other Services

           (a) The Registrant's investment adviser is Federated Advisers. It is a subsidiary of Federated Investors. All of the voting securities of Federated Investors are owned by a trust, the trustees of which are John F. Donahue, his wife, and his son, J. Christopher Donahue.

                The Adviser shall not be liable to the Registrant or any partner for any losses that may be sustained in the purchase, holding, or sale of any security, or for anything done or omitted by it, except acts or omissions involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by its contract with the Registrant.

                For its advisory services, Federated Advisers receives an annual investment advisory fee as described in Part A. During the fiscal years ended December 31, 1994, 1993, and 1992, the Adviser earned $585,292, $610,479, and $626,071, respectively.

               The Adviser has undertaken to comply with the expense limitations established by certain states for investment companies whose shares are registered for sale in those states. If the Registrant's normal operating expenses (including the investment advisory fee, but not including brokerage commissions, interest, taxes, and extraordinary expenses) exceed 2 1/2% per year of the first $30 million of average net assets, 2% per year of the next $70 million of average net assets, and 1 1/2% per year of the remaining average net assets, the


            Adviser will reimburse the Registrant for its expenses over the limitation.

                If the Registrant's monthly projected operating expenses exceed this limitation, the investment advisory fee paid will be reduced by the amount of the excess, subject to an annual adjustment. If the expense limitation is exceeded, the amount to be reimbursed by the Adviser will be limited, in any single fiscal year, by the amount of the investment advisory fee. This arrangement is not part of the advisory contract and may be amended or rescinded in the future.

            (b) Not applicable.

            (c) Not applicable.

            (d) Federated Administrative Services, a subsidiary of Federated Investors, provides administrative and personnel services to the
           Registrant for a fee as described in Part A. Prior to March 1, 1994, Federated Administrative Services, Inc., also a subsidiary of Federated Investors, served as the Fund's administrator. (For purposes of Part B, Federated Administrative Services and Federated Administrative Services, Inc., may hereinafter collectively be referred to as, the "Administrators".) For the fiscal year ended December 31, 1994, the Administrators collectively earned $145,620, none of which was waived. For the fiscal years ended December 31, 1993, and 1992, Federated Administrative Services, Inc., earned $230,851, and $186,504, respectively, none of which was waived. Dr. Henry J. Gailliot, an officer of Federated Advisers, the adviser to the Registrant, holds approximately 20% of the outstanding common stock and serves as a director of Commercial Data Services, Inc., a company which provides computer processing services to Federated Administrative Services.

            Pursuant to a Shareholder Services Plan, the Registrant is permitted to pay fees to Federated Shareholder Services and, indirectly, to financial institutions to cause services to be provided to shareholders by a representative who has knowledge of the shareholder's particular circumstances and goals. These activities and services may include, but are not limited to, providing office space, equipment, telephone facilities, and various clerical, supervisory, computer, and other personnel as necessary or beneficial to establish and maintain shareholder accounts and records; processing purchase and redemption transactions and automatic investments of client account cash balances; answering routine client inquiries; and assisting clients in changing dividend options, account designations, and addresses. For the fiscal period ending December 31, 1994, no payments were made pursuant to the Shareholder Services Plan.

            (e) Not applicable.

            (f) Not applicable.

            (g) See Item 17(a).

            (h) State Street Bank and Trust Company, Boston, Massachusetts, is custodian for the securities and cash of the Registrant. It also provides certain accounting and recordkeeping services with respect to the Registrant's portfolio of investments.

                The independent auditors for the Registrant are Deloitte &
            Touche, LLP, 125 Summer Street, Boston, Massachusetts.

            (i) Federated Services Company, Pittsburgh, Pennsylvania, serves as transfer agent and dividend disbursing agent for the Registrant. The fee paid to the transfer agent is based upon the size, type and number of accounts and transactions made by shareholders. Federated Services Company also maintains the Registrant's accounting records. The fee paid for this service is based upon the level of the Registrant's average net assets for the period plus out-of-pocket expenses.

Item 17.    Brokerage Allocation and Other Practices

            (a) When selecting brokers and dealers to handle the purchase and sale of portfolio instruments, the Adviser looks for prompt execution of the order at a favorable price. In working with dealers, the Adviser will generally utilize those who are recognized dealers in specific portfolio instruments, except when a better price and execution of the order can be obtained elsewhere.  In selecting among firms believed to meet these criteria, the Adviser may give consideration to those firms which have sold or are selling shares of the Registrant and other Funds. The Adviser makes decisions on portfolio transactions and selects brokers and dealers subject to review by the Board of Managing General Partners.

                The Adviser may select brokers and dealers who offer brokerage and research services. These services may be furnished directly to the Registrant or to the Adviser and may include:

                *     advice as to the advisability of investing in securities;

                *     security analysis and reports;

                *     economic studies;

                *     industry studies;

                *     receipt of quotations for portfolio evaluations; and

                *     similar services.

                The Adviser and its affiliates exercise reasonable business judgment in selecting brokers who offer brokerage and research services to execute securities transactions. They determine in good faith that commissions charged by such persons are reasonable in relationship to the value of the brokerage and research services provided.

                Research services provided by brokers and dealers may be used by the Adviser or by affiliates of Federated Investors in advising the Funds and other accounts. To the extent that receipt of these services may supplant services for which the Adviser or its affiliates might otherwise have paid, it would tend to reduce their expenses.


               For the fiscal years ended December 31, 1994, 1993, and 1992, the
            Registrant paid brokerage commissions of $45,450, $48,022, and $90,699, respectively, on brokerage transactions.

            (b) None.

            (c) See response to (a).

            (d) Not applicable.

            (e) For the period ended December 31, 1994, the Registrant held securities of the following of the Registrant's regular brokers or dealers or the parents of such brokers or dealers that derive more than 15% of gross revenue from securities related activities:

            Dean Witter, Discover & Co., equity securities valued at $784,037 at December 31, 1994.

Item 18.    Capital Stock and Other Securities

            (a) See response to Item 6.

            (b) Not applicable.

Item 19.    Purchase, Redemption, and Pricing of Securities Being Offered

            (a) A Partner who redeems any portion of his shares during the first five years of his participation in the Registrant will be paid either in portfolio securities, cash, or a combination thereof as may be determined at the complete discretion of the Managing General Partners. To the extent the payment is made in securities, he will receive securities of the same class of the same issuer as deposited by him to the extent then available in the Registrant's portfolio. If such securities are not so available, that part of the payment represented by securities will be made in other portfolio securities.
            Securities delivered in redemption in kind will be valued at the amount at which they were valued in computing the redemption value of shares redeemed. In the event a redeeming Partner receives securities and sells such securities, he will, of course, incur normal brokerage commissions upon such sale.

               No portfolio security which is subject to restrictions on sale by the Registrant by reason of any agreement of the depositor of such securities, by reason of the provisions of the Securities Act of 1933 and the rules and regulations thereunder, or otherwise, will be delivered in redemption in kind except to a redeeming Partner who had previously deposited that particular security.  Redeeming Partners receiving securities which are restricted by reason of the provisions of the Securities Act of 1933 and the rules and regulations thereunder will be subject to legal or contractual delays on resale or restrictions on resale. In general, restricted securities can be sold in limited quantities in the public market after having been beneficially held for at least two years after such securities are received in redemption.

                The Registrant may suspend the right of redemption or delay payment more than seven days during any period when trading on the New York Stock Exchange is restricted, when the New York Stock


            Exchange is closed (other than customary weekend and holiday closings), when an emergency exists as defined by rules and regulations or the Securities and Exchange Commission, or when the Securities and Exchange Commission has, by order, permitted such suspension.

            Please see Item 8(a).

            (b) Effective January 1, 1980, the net asset value is determined by or on behalf of the Managing General Partners.  The net asset value per share of the Registrant is determined at the close of business of the New York Stock Exchange, on each business day when the New York
            Stock Exchange is open, by adding the market value of all securities and all other assets, subtracting liabilities and dividing by the number of shares outstanding. Portfolio securities (for options refer to the option accounting principles below) listed on the New York Stock Exchange or any other national securities exchange which closes at the same time as the New York Stock Exchange are valued at the last sale price as furnished by an independent pricing service. Unlisted portfolio securities and listed portfolio securities which were not traded on that day are valued at the mean between bid and asked prices. Short-term obligations are ordinarily valued at the mean between bid and asked prices as furnished by an independent pricing service. However, short-term obligations with remaining maturities of 60 days or less, at the time of purchase, are valued at amortized cost. All other securities (including restricted securities) are valued at fair value as determined in good faith by the Managing General Partners.


                When the Registrant writes a call option, an amount equal to the premium received by the Registrant is included in the Registrant's Statement of Assets and Liabilities as an asset and a corresponding liability. The amount of the liability will be subsequently marked-
            to-market to reflect the current market value of the option written.
           The current market value of a traded option is the last sale price on the exchange where it is primarily traded, or, in the absence of a last sale price, at the mean between the last bid and asked price, or in the absence of these prices, fair value using consistently applied methods determined in good faith by the Managing General Partners.

                If an option expires on its stipulated expiration date or if the Registrant enters into a closing purchase transaction, the Registrant will realize a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option will be extinguished. If an option is exercised, the Registrant will realize a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received.

           (c) The Registrant reserves the right, in its complete discretion, to redeem its shares wholly or partly in portfolio securities ("redemption in kind") instead of in cash, and to deliver one or more portfolio securities in satisfaction of the redemption request regardless of which securities were deposited by the Partner or the composition of the portfolio of the Fund at the time of redemption.


Item 20.    Tax Status

                Registrant is a partnership for Federal income tax purposes.  As a partnership, the Registrant is not an entity subject to Federal income tax. Partnership income, gains, losses, deductions and credits will be allocated equally among the outstanding shares. A holder of a share shall be allocated the proportionate part of such items accrued on the books by the Partnership during the specific days of the taxable year on which such share was owned by such holder.

                Without regard to whether they have received or will receive any distributions from the Registrant, Partners must take into account in computing their respective Federal income tax liabilities their distributive share of Registrant income, gains, losses, deductions and credits for any taxable year of the Registrant ending with or during their respective taxable years as provided by the Partnership Agreement.

Item 21.    Underwriters

                Not applicable.

Item 22.    Calculation of Performance Data

                Not applicable.

Item 23.    Financial Statements


          The financial statements for the fiscal year ended December 31, 1994 are incorporated herein by reference from the Registrant's Annual Report dated December 31, 1994,(File No. 811-2626). A copy of the Annual Report may be obtained without charge by contacting the Registrant.

PART C.     OTHER INFORMATION.

Item 24.    Financial Statements of Exhibits:

            (a) Financial Statements (7);

            (b) Exhibits:

                (1) Paper copy of Restated Certificate and Agreement of Limited Partnership of the Registrant (2);
                (2)  Copy of By-Laws of the Registrant;+
                     (i) Copy of Amendment No. 1 to the By-Laws of the Registrant;+
                     (ii) Conformed Copy of Amendment No. 2 to the By-Laws of the Registrant (6);
                (3)  Not applicable;
                (4) Copy of Specimen Certificate for Units of Limited Partnership of the Registrant (5);
                (5) Conformed Copy of Investment Advisory Contract of the Registrant (6);
                (6)  Not applicable;
                (7)  Not applicable;
                (8) (i) Conformed copy of the Custodian Agreement of the Registrant;+


                (9) (i) Conformed copy of Shareholder Services Plan of the Registrant;+
                     (ii) Copy of Shareholder Services Sub-Contract of the Registrant;+
                     (iii) Conformed copy of Shareholder Services
                     Agreement of the Registrant;+
                     (iv) Conformed copy of Administrative Services Agreement of the Registrant;+
                     (v) Conformed copy of Agreement for Fund Accounting, Shareholder Recordkeeping, and Custody Services Procurement;+
                (10) Not applicable;
                (11) Not applicable;
                (12) Not applicable;
                (13) Not applicable;
                (14) Not applicable;
                (15) Not applicable;
                (16) Not applicable;
                (17) Financial Data Schedule;+
                (18) Not applicable.
                (19) Conformed copy of Power of Attorney;+

+   All exhibits filed electronically.

2. Response is incorporated by reference to Registrant's Prospectus filed pursuant to Rule 424(b) on September 8, 1976. (File No. 811-2626.)
5. Response is incorporated by reference to Registrant's Amendment No. 2 to its Registration Statement filed on Form S-5 filed on August 24, 1976. (File No. 811-2626.)


6. Response is incorporated by reference to Registrant's Amendment No. 10 to its Registration Statement filed on Form N-1A on April 27, 1990.
7. Response is incorporated by reference to Registrant's Annual Report filed pursuant to Rule 30(b) (2) of the Investment Company Act of 1940, and Rule 30b2-1 thereunder on February 24, 1995. (File No. 811-2626)

Item 25.    Persons Controlled by or Under Common Control with Registrant:

                None.

Item 26.    Number of Holders of Securities:

                                                   Number of Record Holders
            Title of Class                          as of April 7, 1995

            Units of Limited Partnership                    452
            (no par value)

Item 27.    Indemnification: (9)

Item 28.    Business and Other Connections of Investment Adviser:

            (a) For a description of the other business of the investment adviser, see Item 5 in Part A. The affiliations with the Registrant of four of the Trustees and one of the Officers of the investment adviser are included in Part B of this Registration Statement under
            Item 14. The remaining Trustee of the investment adviser, and his principal occupation is: Mark D. Olson, Partner, Wilson, Holbrook & Bayard, 107 West Market Street, Georgetown, Delaware, 19947.



            The remaining Officers of the investment adviser are: William D. Dawson, III, J. Thomas Madden, Mark L. Mallon, Executive Vice
           Presidents; Henry J. Gailliot, Senior Vice President-Economist; Peter
           R. Anderson, Gary J. Madich, J. Alan Minteer, Senior Vice Presidents;
           J. Scott Albrecht, Randall A. Bauer, Jonathan C. Conley, Deborah A. Cunningham, Michael P. Donnelly, Mark E. Durbiano, Kathleen M. Foody-
            Malus, Thomas M. Franks, Edward C. Gonzales, Jeff A. Kozemchak,
            Marian R. Marinack, John W. McGonigle, Gregory M. Melvin, Susan M.
           Nason, Mary Jo Ochson, Robert J. Ostrowski, Frederick L. Plautz, Jr.,
            Charles A. Ritter, James D. Roberge, and Christopher H. Wiles, Vice
            Presidents, Edward C. Gonzales, Treasurer, and John W. McGonigle, Secretary. The business address of each of the Officers of the investment adviser is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. These individuals are also officers of a majority of the investment advisers to the Funds listed in Item 14(a) of this Registration Statement.

Item 29.    Principal Underwriters:

                Not applicable.






9. Response is incorporated by reference to Registrant's Amendment No. 13 to its Registration Statement filed on Form N-1A on February 26, 1993.



Item 30.    Location of Accounts and Records:

            All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 promulgated thereunder are maintained at one of the following locations:

            Registrant                          Federated Investors Tower
                                                Pittsburgh, PA  15222-3779

            Federated Services Company          Federated Investors Tower
            ("Transfer Agent and Dividend       Pittsburgh, PA  15222-3779
            Disbursing Agent")

            Federated Administrative            Federated Investors Tower
             Services                           Pittsburgh, PA  15222-3779
            ("Administrator")

            Federated Advisers                  Federated Investors Tower
            ("Adviser")                         Pittsburgh, PA  15222-3779

            State Street Bank and Trust         P.O. Box 1119
             Company                            Boston, MA
            ("Custodian")

Item 31.    Management Services:

                Not applicable.



Item 32.    Undertakings:

           Registrant hereby undertakes, if requested to do so by the holders of at least 10% of the registrant's outstanding shares, to call a meeting of Partners for the purpose of voting upon the question of removal of a General Partner or General Partners and to assist in communications with other Partners as required by Section 16(c).

               Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant's latest annual report to shareholders, upon request and without charge.

                                SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940, the Registrant, FEDERATED EXCHANGE FUND, LTD., has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 28th day of April, 1995.

                       FEDERATED EXCHANGE FUND, LTD.

By:   /s/Robert C. Rosselot
      Robert C. Rosselot, Assistant Secretary
      Attorney in Fact of John F. Donahue
      April 28, 1995



                                                 Exhibit 19 under Form N-1A
                                         Exhibit 24 under Item 601/Reg. S-K
                             POWER OF ATTORNEY

      Each person whose signature appears below hereby constitutes and appoints the Secretary and Assistant Secretary of FEDERATED EXCHANGE FUND, LTD., and the Assistant General Counsel of Federated Investors, and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for them and in their names, place and stead, in any and all capacities, to sign any and all documents to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940, by means of the Securities and Exchange Commission's electronic disclosure system known as EDGAR; and to file the same, with all exhibits thereto and other documents in connection thterewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to sign and perform each and every act and thing requisite and necessary to be done in connection thereiwth, as fully to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

SIGNATURES                       TITLE                      DATE

/s/ John F. Donahue              President and Managing     February 22, 1995
John F. Donahue                  General Partner



/s/ Edward C. Gonzales           Vice President & Treasurer February 22, 1995
Edward C. Gonzales

/s/ Thomas G. Bigley             Managing General Partner   February 22, 1995
Thomas G. Bigley

/s/ John T. Conroy, Jr.          Managing General Partner   February 22, 1995
John T. Conroy, Jr.

/s/ William J. Copeland          Managing General Partner   February 22, 1995
William J. Copeland

/s/ James E. Dowd                Managing General Partner   February 22, 1995
James E. Dowd

/s/ Lawrence D. Ellis, M.D.      Managing General Partner   February 22, 1995
Lawrence D. Ellis, M.D.

/s/ Edward L. Flaherty, Jr.      Managing General Partner   February 22, 1995
Edward L. Flaherty, Jr.

/s/ Peter E. Madden              Managing General Partner   February 22, 1995
Peter E. Madden

/s/ John E. Murray, Jr.          Managing General Partner   February 22, 1995
John E. Murray, Jr.

/s/ Gregor F. Meyer              Managing General Partner   February 22, 1995


Gregor F. Meyer

/s/ Wesley W. Posvar             Managing General Partner   February 22, 1995
Wesley W. Posvar

/s/ Marjorie P. Smuts            Managing General Partner   February 22, 1995
Marjorie P. Smuts

Sworn to and subscribed before me this 22th day of February, 1995.

/s/ Marie M. Hamm
Notary Public




                                                     Exhibit 2 under Form N-1A
                                          Exhibit 3(b) under Item 601/Reg. S-K


                                BY-LAWS OF
                       FEDERATED EXCHANGE FUND, LTD.


                                 ARTICLE I


                      EXECUTIVE AND OTHER COMMITTEES



      Section 1. APPOINTMENT AND TERM OF OFFICE OF EXECUTIVE COMMITTEE. The Managing General Partners, by resolution passed by a vote of at least a majority of the Managing General Partners, may appoint an Executive Committee, which shall consist of two (2) or more Managing General Partners which number shall include the President who shall, ex officio, be a member thereof to serve at the pleasure of the Managing General Partners.

      Section 2.  VACANCIES IN EXECUTIVE COMMITTEE.     Vacancies occurring
in the Executive Committee from any cause shall be filled by the Managing General Partners at any Meeting thereof by a vote of the majority of the Managing General Partners or by unanimous written consent of the Managing General Partners.

      Section 3. EXECUTIVE COMMITTEE TO REPORT TO MANAGING GENERAL PARTNERS. All action by the Executive Committee shall be reported to the Managing General Partners at its Meeting next succeeding such action.

      Section 4. PROCEDURE OF EXECUTIVE COMMITTEE. The Executive Committee shall fix its own rules of procedure not inconsistent with the Partnership Agreement, as amended, these By-Laws or with any directions of the Managing General Partners. It shall meet at such times and places and upon such notice as shall be provided by such rules or by resolution of the Managing General Partners. The presence of a majority shall constitute a quorum for the transaction of business, and in every case an affirmative vote of a majority of all the members of the Committee present shall be necessary for the taking of any action.

      Section 5.  POWERS OF EXECUTIVE COMMITTEE.  During the intervals between the Meetings of the Managing General Partners, the Executive Committee, except as limited by the Partnership Agreement, as amended, these By-Laws or by specific directions of the Managing General Partners, shall possess and may exercise all the powers of the Managing General Partners in the management and directions of the business and conduct of the affairs of the Partnership in such manner as the Executive Committee shall deem for the best interests of the Partnership, and shall have power to authorize the Seal of the Partnership to be affixed to all instruments and documents requiring same. Notwithstanding the foregoing, the Executive Committee shall not have the power to increase or decrease the number of Managing General Partners, elect or remove any Agent or Officer, declare dividends, issue units of Partnership Interest or recommend to Partners any action requiting Partners' approval.

      Section 6. OTHER COMMITTEES. From time to time the Managing General Partners may appoint any other Committee or Committees for any purpose or purposes to the extent lawful, which shall have such powers as shall be specified in the resolution or appointment.

      Section 7. COMPENSATION. The members of any duly appointed Committee shall receive such compensation and/or fees as from time to time may be fixed by the Managing General Partners.

      Section 8. INFORMAL ACTION BY EXECUTIVE COMMITTEE OF OTHER COMMITTEES. Any action require or permitted to be taken at may meeting of the Executive Committee or any other duly appointed Committee may be taken without a meeting if written consent to such action is signed by all Members of such Committee and such written consent is filed with the minutes of the proceedings of such Committee.



      Section 9. ADVISORY BOARD. The Managing General Partners may appoint an Advisory Board to consist in the first instance of not less than three (3) members. Members of such Advisory Board shall not be General Partners or Officers and need not be Partners. Members of this Board shall hold office for such period as the Managing General Partners may be resolution provide. Any Member of such Board may resign therefrom by written instrument signed by him which shall take effect upon delivery to the Managing General Partners. The Advisory Board shall have no legal powers and shall not perform functions of Managing General Partners in any manner, said Board being intended to act merely in an advisory capacity. Such Advisory Board shall meet as such times and upon such notice as the Managing General Partners may be resolution provide. The compensation of the Members of the Advisory Board, if any, shall be as determined by the Managing General Partners.

                                ARTICLE II

                                 OFFICERS


      Section 1. GENERAL PROVISIONS. The Officers of the Partnership shall be a President, one or more Vice Presidents, a Treasurer and a Secretary. The Managing General Partners may elect a Chairman of the Managing General Partners and elect or appoint such other officers or agents as the business of the Partnership may require including one or more Assistant Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. The same person may hold any two offices except those of President and Vice President.



      Section 2. ELECTION, TERM OF OFFICE AND QUALIFICATIONS. The Officers shall be elected annually by the Managing General Partners. Each Officer shall hold office until the Annual Meeting in the next year and until the election and qualification of his successor. Any vacancy in any of the offices may be filled for the unexpired portion of the term by the Managing General Partners at any Regular or Special Meeting of the Managing General Partners. The Chairman of Managing General Partners and the President shall be chosen from among the Managing General Partners. The Managing General Partners may elect or appoint additional Officers or agents at any Regular or Special Meeting of the Managing General Partners.

      Section 3. REMOVAL. Any Officer elected by the Managing General Partners may be removed with or without cause at any time upon a vote of the majority of the Managing General Partners. Any other employee of the Partnership may be removed or dismissed at any time by the President.

      Section 4. RESIGNATIONS. Any Officer may resign at any time by giving written notice to the Managing General Partners. Any such resignation shall take effect at the date of receipt of each notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

      Section 5. VACANCIES. A vacancy in any Office because of death, resignation, removal, disqualification or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in these By-Laws for regular election or appointment to such Office.


      Section 6. CHAIRMAN OF THE MANAGING GENERAL PARTNERS. The Chairman of the Managing General Partners, if there be a Chairman, shall preside at the meetings of Partners and of the Managing General Partners. He shall receive such information and reports as he may request from the Officers of the Partnership. He shall counsel and advise the President on matters of major importance.

      Section 7. PRESIDENT. The President shall be the chief executive officer of the Partnership. He shall, unless other provisions are made therefor by the Managing General Partners or Executive Committee, employ and define the duties of all employees or agents of the Partnership, shall have the power to discharge any such employees, shall exercise general supervision over the affairs of the Partnership and shall perform such other duties as may be assigned to him from time to time by the Managing General Partners. In the absence of the Chairman, the President shall preside at the meetings of Partners and of the Managing General Partners.

      Section 8. VICE PRESIDENT. The Vice President (or if more than one, the senior Vice President) in the absence of the President shall perform all duties and may exercise and of the powers of the President subject to the control of the Managing General Partners. Each Vice President shall perform such other duties as may be assigned to him from time to time by the Managing General Partners or the Executive Committee.

      Section 9. SECRETARY. The Secretary shall keep or cause to be kept in books provided for the purpose the Minutes of the Meetings of the Partners, and of the Managing General Partners; shall see that all Notices are duly given in accordance with the provisions of these By-laws and as required by Law; shall be custodian of the records and of the Seal of the


Partnership and see that the Seal is affixed to all documents, the execution of which on behalf of the Partnership under its Seal is duly authorized; shall keep directly or through a transfer agent a register of the post office address of each Partner, and make all proper changes in such register, retaining and filing his authority for such entries; shall see that the Partnership Agreement, books, reports, statements, certificates and all other documents and records required by law are properly kept and filed; and in general shall perform all duties incident to the Office of Secretary and such other duties as may, from time to time, be assigned to him by the Managing General Partners or by the Executive Committee.

      Section 10. TREASURER. The Treasurer shall have supervision of the custody of the funds and securities of the Partnership subject to the Partnership Agreement and applicable law. Whenever required by the Managing General Partners, the Treasurer shall make and render a statement of the accounts of the partnership and such other statements as may be required. He shall cause to be kept in books of the Partnership a full and accurate account of all monies received and paid out for the account of the Partnership. He shall perform such other duties as may be from time to time assigned to him by the Managing General Partners or by the Executive Committee.

      Section 11. ASSISTANT VICE PRESIDENT. The Assistant President or Vice Presidents of the Partnership shall have such authority and perform such duties as may be assigned to them by the Managing General Partners, the Executive Committee, or the President of the Partnership.

      Section 12. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.  The


Assistant Secretary or Secretaries and the Assistant Treasurer or
Treasurers shall perform the duties of the Secretary and of the Treasurer respectively, in the absence of those Officers and shall have such further powers and perform such other duties as may be assigned to them respectively by the Managing General Partners or the Executive Committee or by the President.

      Section 13. SALARIES. The salaries of the Office shall be fixed from time to time by the Managing General Partners. No officer shall be prevented from receiving such salary by reason of the fact that he is also a Managing General Partner of the Partnership.


                                ARTICLE III


                         SHARES AND THEIR TRANSFER


      Section 1. CERTIFICATES. Certificates may be issued for units of Partnership interest ("Shares"). All certificates shall be signed by a Managing General Partner or the President and sealed with the seal of the Partnership. The signatures may be either manual or facsimile signature and the seal may be wither facsimile or any other form of Seal. Certificates for Shares for which the Partnership has appointed an independent Transfer Agent and Registrar shall not be valid unless countersigned by such Transfer Agent and registered by such Registrar. In case any Managing General Partner or Officer who has signed any certificate ceases to be a Managing General Partner or an Officer of the Partnership


before the certificate is issued, the certificate may nevertheless be issued by the Partnership with the same effect as if the Managing General Partner or Officer had not ceased to be such as of the date of its issuance. Shares certificates shall be in such form not inconsistent with law or the Partnership Agreement or these By-Laws as may be determined by the Managing General Partners.

      Section 2. LOST, DESTROYED OR MUTILATED CERTIFICATES. In case any certificate is lost, mutilated or destroyed, the Managing General Partners may issue a new certificate in place thereof upon indemnity to the Partnership against loss and upon such other terms and conditions as the Managing General Partner may deem advisable.

      Section. 3. TRANSFER AGENT AND REGISTRAR: REGULATIONS. The Managing General Partners shall have power and authority to make all such rules and regulations as they may deem expedient concerning the issuance, transfer and registrations of certificates of Shares and may appoint a Transfer Agent and/or Registrar of certificates of Shares, and may require all such Share certificates to bear the signature of such Transfer Agent and/or of such Registrar.


                                ARTICLE IV


              AGREEMENTS, CHECKS, DRAFTS, ENDORSEMENTS, ETC.


      Section 1.  AGREEMENTS, ECT.  The Managing General Partners or the


Executive Committee may authorize any Officer or Officers, or Agent or Agents of the Partnership to enter into any Agreement or execute and deliver any instrument in the name of and on behalf of the Partnership, and such authority may be general or confined to specific instances; and, unless so authorized by the Managing General Partners or by the Executive Committee or by these By-Laws, no Officer, Agent or Employee shall have any power or authority to bind the Partnership by any Agreement or engagement or to pledge its credit or to render it liable pencuniarily for any purpose or to any amount.

      Section 2. CHECKS, DRAFTS, ECT. All checks, drafts, or orders for the payment of money, notes and other evidences of indebtedness shall be signed by such Officer or Officers, Employee or Employees, or Agent or Agents as shall be from time to time designated by the Managing General Partners or the Executive Committee, or as may be specified in or pursuant to the agreement between the Partnership and the Bank or Trust Company appointed as custodian, pursuant to the provisions of the Partnership Agreement.

      Section 3. ENDORSEMENTS, ASSIGNMENTS AND TRANSFER OF SECURITIES. All endorsements, assignments, stock powers or other instruments of transfer of securities standing in the name of the Partnership or its nominee directions for the transfer of securities belonging to the Partnership shall be made by such Officer or Officers, Employee or Employees, or Agent or Agents as may be authorized by the Managing General Partners or the Executive Committee.

      Section 4.  EVIDENCE OF AUTHORITY.  Anyone dealing with the
Partnership shall be fully justified in relying on a copy of a resolution of the Managing General Partners or of any Committee thereof empowered to act in the premises which is certified as true by the Secretary or an Assistant Secretary under the seal of the Partnership.

      Section 5. DESIGNATION OF A CUSTODIAN. The Partnership shall place and at all times maintain in the custody of a Custodian all funds, securities and similar investments owned by the Partnership, with the exception of securities loaned under a properly authorized Securities Loan Agreement. The Custodian shall be a bank having not less than $2,000,000 aggregate capital, surplus and undivided profits and shall be appointed from time to time by the Managing General Partners, which shall fix its remuneration.

      Section 6. ACTION UPON TERMINATION OF A CUSTODIAN AGREEMENT. Upon termination of a Custodian Agreement or inability of the Custodian to continue to serve, the Managing General Partners shall promptly appoint a successor custodian, but in the event that no successor custodian can be found who has the required qualifications and is willing to serve, the Managing General Partners shall call as promptly as possible a special meeting of the Partners to determine whether the Partnership shall function without a custodian or shall be dissolved.


                                 ARTICLE V


                               MISCELLANEOUS


      Section 1. SEAL. The Seal of the Partnership shall be a disk inscribed with the words "Federated Exchange Fund, Ltd. 1976."

      Section 2. AMENDMENTS BY MANAGING GENERAL PARTNERS. The Managing General Partners shall have the power, at any Regular or Special Meeting or by unanimous consent, to alter, amend or repeal any By-Laws of the Partnership or to make new By-Laws.

      Section 3. AMENDMENT BY PARTNERS. The Partners shall have the power, at any Annual or Special Meeting, if notice thereof be included in the notice of such meeting, to alter, amend or repeal any By-Laws of the Partnership or to make new By-Laws.

      Section 4. COMPENSATION OF MANAGING GENERAL PARTNERS. The Managing General Partners may receive a stated salary for their services as Managing General Partners , and by resolution of the Managing General Partners a fixed fee and expense of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any Managing General Partner from serving the Fund in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.



                                                   Exhibit 2(i) under Form N-1A
                                          Exhibit 3(b) under Item 601/Reg. S-K

                        Amendment No. 1 to By-Laws

                       FEDERATED EXCHANGE FUND, LTD.



                        Effective February 17, 1984


                                 ARTICLE I


                      EXECUTIVE AND OTHER COMMITTEES


      Section 1. APPOINTMENT AND TERM OF OFFICE OF EXECUTIVE COMMITTEE. The Managing General Partners, by resolution passed by a vote of at least a majority of the Managing General Partners, may appoint an Executive Committee, which shall consist of two (2) or more Managing General Partners.


                                ARTICLE II


                                 OFFICERS


      Section 2. ELECTION, TERM OF OFFICE AND QUALIFICATION. The Officers shall be elected annually by the Managing General Partners. Each Officer shall hold office until the Annual Meeting in the next year and until the election and qualification of his successor. Any vacancy in any of the offices may be filled for the unexpired portion of the term by the Managing General Partners at any Regular or Special Meeting of the Managing General


Partners. The Managing General Partners may elect or appoint additional Officers or agents at any Regular or Special Meeting of the Managing General Partners.

      Section 7. PRESIDENT. The President shall be the chief executive officer of the Partnership. He shall, unless other provisions are made therefor by the Managing General Partners or Executive Committee, employ and define the duties of all employees of the Partnership, shall have the power to discharge any such employees, shall exercise general supervision over the affairs of the Partnership and shall perform other duties as may be assigned to him from time to time by the Managing General Partners. In the absence of the Chairman of the Managing General Partners, the President shall preside at all meeting of Partners.
                                                               Exhibit 2(i)


                        Amendment No.  1 to By-Laws

               FEDERATED SHORT-INTERMEDIATE GOVERNMENT TRUST

                        Effective February 2, 1987

                                ARTICLE II

                POWERS AND DUTIES OF TRUSTEES AND OFFICERS


      Section 2. Chairman of the Trustees ("Chairman"). The Chairman shall be the chief executive officer of the Trust. He shall have general supervision over the business of the Trust and policies of the Trust. He shall employ and define the duties of all employees of the Trust, shall have power to discharge any such employees, shall exercise general supervision over the affairs of the Trust and shall perform such other duties as may be assigned to him from time to time by the Trustees. He shall preside at the meetings of shareholders and of the Trustees. The Chairman shall appoint a Trustee or officer to preside at such meetings in his absence.


                                                     Exhibit 8 under Form N-1A
                                            Exhibit 10 under Item 601/Reg. S-K

                            CUSTODIAN CONTRACT
                                  Between
                      FEDERATED INVESTMENT COMPANIES
                                    and
                    STATE STREET BANK AND TRUST COMPANY
                                    and
                        FEDERATED SERVICES COMPANY

                             TABLE OF CONTENTS
                                                                        Page
1.    Employment of Custodian and Property to be Held by It               1
2.    Duties of the Custodian With Respect to Property of the Funds
      Held by the Custodian                                               2
      2.1   Holding Securities                                            2
      2.2   Delivery of Securities                                        2
      2.3   Registration of Securities                                    5


      2.4   Bank Accounts                                                 6
      2.5   Payments for Shares                                           7
      2.6   Availability of Federal Funds                                 7
      2.7   Collection of Income                                          7
      2.8   Payment of Fund Moneys                                        8
      2.9   Liability for Payment in Advance of Receipt of Securities
            Purchased.                                                    9
      2.10  Payments for Repurchases or Redemptions of Shares of a
            Fund                                                          9
      2.11  Appointment of Agents                                        10
      2.12  Deposit of Fund Assets in Securities System                  10
      2.13  Segregated Account                                           12
      2.14  Joint Repurchase Agreements                                  13
      2.15  Ownership Certificates for Tax Purposes                      13
      2.16  Proxies                                                      13
      2.17  Communications Relating to Fund Portfolio Securities         13
      2.18  Proper Instructions                                          14
      2.19  Actions Permitted Without Express Authority                  14
      2.20  Evidence of Authority                                        15
      2.21  Notice to Trust by Custodian Regarding Cash Movement.        15
3.    Duties of Custodian With Respect to the Books of Account and
      Calculation of Net Asset Value and Net Income                      15
4.    Records                                                            16
5.    Opinion of Funds' Independent Public Accountants/Auditors          16
6.    Reports to Trust by Independent Public Accountants/Auditors        17
7.    Compensation of Custodian                                          17
8.    Responsibility of Custodian                                        17
9.    Effective Period, Termination and Amendment                        19
10.   Successor Custodian                                                20


11.   Interpretive and Additional Provisions                             21
12.   Massachusetts Law to Apply                                         22
13.   Notices                                                            22
14.   Counterparts                                                       22
15.   Limitations of Liability                                           22

                            CUSTODIAN CONTRACT

This Contract between those INVESTMENT COMPANIES listed on Exhibit 1, as it may be amended from time to time, (the "Trust"), which may be Massachusetts business trusts or Maryland corporations or have such other form of organization as may be indicated, on behalf of the portfolios (hereinafter collectively called the "Funds" and individually referred to as a "Fund") of the Trust, having its principal place of business at Federated Investors Tower, Pittsburgh, Pennsylvania, 15222-3779, and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company, having its principal place of business at 225 Franklin Street, Boston, Massachusetts, 02110, hereinafter called the "Custodian", and FEDERATED SERVICES COMPANY, a Delaware business trust company, having its principal place of business at Federated Investors Tower, Pittsburgh, Pennsylvania, 15222-3779, hereinafter called ("Company").

      WITNESSETH: That in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:
1.    Employment of Custodian and Property to be Held by It
      The Trust hereby employs the Custodian as the custodian of the assets of each of the Funds of the Trust. Except as otherwise expressly provided herein, the securities and other assets of each of the Funds shall be segregated from the assets of each of the other Funds and from all other persons and entities. The Trust will deliver to the Custodian all securities and cash owned by the Funds and all payments of income, payments of principal or capital distributions received by them with respect to all securities owned by the Funds from time to time, and the cash consideration received by them for shares ("Shares") of beneficial interest/capital stock of the Funds as may be issued or sold from time to time. The Custodian shall not be responsible for any property of the Funds held or received by the Funds and not delivered to the Custodian.
      Upon receipt of "Proper Instructions" (within the meaning of Section 2.18), the Custodian shall from time to time employ one or more sub-custodians upon the terms specified in the Proper Instructions, provided that the Custodian shall have no more or less responsibility or liability to the Trust or any of the Funds on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian.
2. Duties of the Custodian With Respect to Property of the Funds Held by the Custodian
      2.1 Holding Securities. The Custodian shall hold and physically segregate for the account of each Fund all non-cash property, including all securities owned by each Fund, other than securities which are maintained pursuant to Section 2.12 in a clearing agency which acts as a securities depository or in a book-entry system authorized by the U.S. Department of the Treasury, collectively referred to herein as "Securities
          System", or securities which are subject to a joint repurchase agreement with affiliated funds pursuant to Section 2.14. The Custodian shall maintain records of all receipts, deliveries and locations of such securities, together with a current inventory thereof, and shall conduct periodic physical inspections of certificates representing stocks, bonds and other securities held by it under this Contract in such manner as the Custodian shall determine from time to time to be advisable in order to verify the accuracy of such inventory. With respect to securities held by any agent appointed pursuant to Section 2.11 hereof, and with respect to securities held by any sub-custodian appointed pursuant to
          Section 1 hereof, the Custodian may rely upon certificates from such agent as to the holdings of such agent and from such sub-custodian as to the holdings of such sub-custodian, it being understood that such reliance in no way relieves the Custodian of its responsibilities under this Contract. The Custodian will promptly report to the Trust the results of such inspections, indicating any shortages or discrepancies uncovered thereby, and take appropriate action to remedy any such shortages or discrepancies.
      2.2 Delivery of Securities. The Custodian shall release and deliver securities owned by a Fund held by the Custodian or in a Securities System account of the Custodian only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:
          (1) Upon sale of such securities for the account of a Fund and receipt of payment therefor;
          (2) Upon the receipt of payment in connection with any repurchase agreement related to such securities entered into by the Trust;
          (3) In the case of a sale effected through a Securities


               System, in accordance with the provisions of Section 2.12 hereof;
          (4) To the depository agent in connection with tender or other similar offers for portfolio securities of a Fund, in accordance with the provisions of Section 2.17 hereof;
          (5) To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;
          (6) To the issuer thereof, or its agent, for transfer into the name of a Fund or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 2.11 or into the name or nominee name of any sub-custodian appointed pursuant to
               Section 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;
          (7) Upon the sale of such securities for the account of a Fund, to the broker or its clearing agent, against a receipt, for examination in accordance with "street delivery custom"; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian's own failure to act in accordance with the standard of reasonable care or any higher standard of care imposed upon the Custodian by any applicable law or regulation if such above-stated standard of reasonable care were not part of this Contract;
          (8) For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or
               readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;
          (9) In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;
          (10)For delivery in connection with any loans of portfolio securities of a Fund, but only against receipt of adequate collateral in the form of (a) cash, in an amount specified by the Trust, (b) certificated securities of a description specified by the Trust, registered in the name of the Fund or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer, or
               (c) securities of a description specified by the Trust, transferred through a Securities System in accordance with
               Section 2.12 hereof;
          (11)For delivery as security in connection with any borrowings requiring a pledge of assets by a Fund, but only against receipt of amounts borrowed, except that in cases where additional collateral is required to secure a borrowing already made, further securities may be released for the purpose;
          (12)For delivery in accordance with the provisions of any agreement among the Trust or a Fund, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and a member of The National Association of Securities Dealers, Inc. ("NASD"), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions for a Fund;
          (13)For delivery in accordance with the provisions of any agreement among the Trust or a Fund, the Custodian, and a Futures Commission Merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any Contract Market, or any similar organization or organizations, regarding account deposits in connection with transaction for a Fund;
          (14)Upon receipt of instructions from the transfer agent ("Transfer Agent") for a Fund, for delivery to such Transfer Agent or to the holders of shares in connection with distributions in kind, in satisfaction of requests by holders of Shares for repurchase or redemption; and
          (15)For any other proper corporate purpose, but only upon receipt of, in addition to Proper Instructions, a certified copy of a resolution of the Executive Committee of the Trust on behalf of a Fund signed by an officer of the Trust and certified by its Secretary or an Assistant Secretary, specifying the securities to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such securities shall be made.
      2.3 Registration of Securities. Securities held by the Custodian (other than bearer securities) shall be registered in the name of a particular Fund or in the name of any nominee of the Fund or of any nominee of the Custodian which nominee shall be assigned exclusively to the Fund, unless the Trust has authorized in writing the appointment of a nominee to be used in common with other registered investment companies affiliated with the Fund, or in the name or nominee name of any agent appointed pursuant to Section 2.11 or in the name or nominee name of any sub-custodian appointed pursuant to
          Section 1. All securities accepted by the Custodian on behalf of a Fund under the terms of this Contract shall be in "street name" or other good delivery form.
      2.4 Bank Accounts. The Custodian shall open and maintain a separate bank account or accounts in the name of each Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Contract, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of each Fund, other than cash maintained in a joint repurchase account with other affiliated funds pursuant to Section 2.14 of this Contract or by a particular Fund in a bank account established and used in accordance with Rule 17f-3 under the Investment Company Act of 1940, as amended, (the "1940 Act"). Funds held by the Custodian for a Fund may be deposited by it to its credit as Custodian in the Banking Department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the funds to be deposited with each such bank or trust company shall be approved by vote of a majority of the Board of Trustees/Directors ("Board") of the Trust. Such funds shall be deposited by the Custodian in its capacity as Custodian for the Fund and shall be withdrawable by the Custodian only in that capacity. If requested by the Trust, the Custodian shall furnish the Trust, not later than twenty
          (20) days after the last business day of each month, an internal reconciliation of the closing balance as of that day in all accounts described in this section to the balance shown on the daily cash report for that day rendered to the Trust.
      2.5 Payments for Shares. The Custodian shall make such arrangements with the Transfer Agent of each Fund, as will enable the Custodian to receive the cash consideration due to each Fund and will deposit into each Fund's account such payments as are received from the Transfer Agent. The Custodian will provide timely notification to the Trust and the Transfer Agent of any receipt by it of payments for Shares of the respective Fund.
      2.6 Availability of Federal Funds. Upon mutual agreement between the Trust and the Custodian, the Custodian shall make federal funds available to the Funds as of specified times agreed upon from time to time by the Trust and the Custodian in the amount of checks, clearing house funds, and other non-federal funds received in payment for Shares of the Funds which are deposited into the Funds' accounts.
      2.7 Collection of Income.
          (1) The Custodian shall collect on a timely basis all income and other payments with respect to registered securities held hereunder to which each Fund shall be entitled either by law or pursuant to custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof and shall credit such income, as collected, to each Fund's custodian account. Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder. The collection of income due the Funds on securities loaned pursuant to the provisions of Section 2.2 (10) shall be the responsibility of the Trust. The Custodian will have no duty or responsibility in connection therewith, other than to provide the Trust with such information or data as may be necessary to assist the Trust in arranging for the timely delivery to the Custodian of the income to which each Fund is properly entitled.
          (2) The Custodian shall promptly notify the Trust whenever income due on securities is not collected in due course and will provide the Trust with monthly reports of the status of past due income unless the parties otherwise agree.
      2.8 Payment of Fund Moneys. Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out moneys of each Fund in the following cases only:
          (1) Upon the purchase of securities, futures contracts or options on futures contracts for the account of a Fund but only (a) against the delivery of such securities, or evidence of title to futures contracts, to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the 1940 Act to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Fund or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer, (b) in the case of a purchase effected through a Securities System, in accordance with the conditions set forth in Section 2.12 hereof or (c) in the case of repurchase agreements entered into between the Trust and any other party, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian's account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase for the account of the Fund of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Fund;
          (2) In connection with conversion, exchange or surrender of securities owned by a Fund as set forth in Section 2.2 hereof;
          (3) For the redemption or repurchase of Shares of a Fund issued by the Trust as set forth in Section 2.10 hereof;
          (4) For the payment of any expense or liability incurred by a Fund, including but not limited to the following payments for the account of the Fund: interest; taxes; management, accounting, transfer agent and legal fees; and operating expenses of the Fund, whether or not such expenses are to be in whole or part capitalized or treated as deferred expenses;
          (5) For the payment of any dividends on Shares of a Fund declared pursuant to the governing documents of the Trust;
          (6) For payment of the amount of dividends received in respect of securities sold short;
          (7) For any other proper purpose, but only upon receipt of, in addition to Proper Instructions, a certified copy of a resolution of the Executive Committee of the Trust on behalf of a Fund signed by an officer of the Trust and certified by its Secretary or an Assistant Secretary, specifying the amount of such payment, setting forth the purpose for which such payment is to be made, declaring such purpose to be a proper purpose, and naming the person or persons to whom such payment is to be made.
      2.9 Liability for Payment in Advance of Receipt of Securities Purchased. In any and every case where payment for purchase of securities for the account of a Fund is made by the


          Custodian in advance of receipt of the securities purchased, in the absence of specific written instructions from the Trust to so pay in advance, the Custodian shall be absolutely liable to the Fund for such securities to the same extent as if the securities had been received by the Custodian.
      2.10Payments for Repurchases or Redemptions of Shares of a Fund.
          From such funds as may be available for the purpose of repurchasing or redeeming Shares of a Fund, but subject to the limitations of the Declaration of Trust/Articles of Incorporation and any applicable votes of the Board of the Trust pursuant thereto, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of shares of such Fund who have delivered to the Transfer Agent a request for redemption or repurchase of their shares including without limitation through bank drafts, automated clearinghouse facilities, or by other means. In connection with the redemption or repurchase of Shares of the Funds, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders.
      2.11Appointment of Agents. The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the 1940 Act and any applicable state law or regulation, to act as a custodian, as its agent to carry out such of the provisions of this Section 2 as the Custodian may from time to time direct; provided, however, that the appointment of any agent shall not relieve the Custodian of its responsibilities or liabilities hereunder.
      2.12Deposit of Fund Assets in Securities System. The Custodian may deposit and/or maintain securities owned by the Funds in a clearing agency registered with the Securities and Exchange Commission ("SEC") under Section 17A of the Exchange Act, which acts as a securities depository, or in the book-entry system authorized by the U.S. Department of the Treasury and certain federal agencies, collectively referred to herein as "Securities System" in accordance with applicable Federal Reserve Board and SEC rules and regulations, if any, and subject to the following provisions:
          (1) The Custodian may keep securities of each Fund in a Securities System provided that such securities are represented in an account ("Account") of the Custodian in the Securities System which shall not include any assets of the Custodian other than assets held as a fiduciary, custodian or otherwise for customers;
          (2) The records of the Custodian with respect to securities of the Funds which are maintained in a Securities System shall identify by book-entry those securities belonging to each Fund;
          (3) The Custodian shall pay for securities purchased for the account of each Fund upon (i) receipt of advice from the Securities System that such securities have been transferred to the Account, and (ii) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Fund. The Custodian shall transfer securities sold for the account of a Fund upon (i) receipt of advice from the Securities


               System that payment for such securities has been transferred to the Account, and (ii) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Fund. Copies of all advices from the Securities System of transfers of securities for the account of a Fund shall identify the Fund, be maintained for the Fund by the Custodian and be provided to the Trust at its request. Upon request, the Custodian shall furnish the Trust confirmation of each transfer to or from the account of a Fund in the form of a written advice or notice and shall furnish to the Trust copies of daily transaction sheets reflecting each day's transactions in the Securities System for the account of a Fund.
          (4) The Custodian shall provide the Trust with any report obtained by the Custodian on the Securities System's accounting system, internal accounting control and procedures for safeguarding securities deposited in the Securities System;
          (5) The Custodian shall have received the initial certificate, required by Section 9 hereof;
          (6) Anything to the contrary in this Contract notwithstanding, the Custodian shall be liable to the Trust for any loss or damage to a Fund resulting from use of the Securities System by reason of any negligence, misfeasance or misconduct of the Custodian or any of its agents or of any of its or their employees or from failure of the Custodian or any such agent to enforce effectively such rights as it may have against the Securities System; at the election of the Trust, it shall be entitled to be subrogated to the rights of the Custodian with respect to any claim against the Securities System or any other person which the Custodian may have as a consequence of any such loss or damage if and to the extent that a Fund has not been made whole for any such loss or damage.
          (7) The authorization contained in this Section 2.12 shall not relieve the Custodian from using reasonable care and diligence in making use of any Securities System.
      2.13Segregated Account. The Custodian shall upon receipt of Proper Instructions establish and maintain a segregated account or accounts for and on behalf of each Fund, into which account or accounts may be transferred cash and/or securities, including securities maintained in an account by the Custodian pursuant to Section 2.12 hereof, (i) in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the Exchange Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the Commodity Futures Trading Commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions for a Fund, (ii) for purpose of segregating cash or government securities in connection with options purchased, sold or written for a Fund or commodity futures contracts or options thereon purchased or sold for a Fund, (iii) for the purpose of compliance by the Trust or a Fund with the procedures required by any release or releases of the SEC relating to the maintenance of segregated accounts by registered investment companies and (iv) for other proper corporate purposes, but only, in the case of clause (iv), upon receipt of, in addition to Proper Instructions, a certified copy of a resolution of the Board or of the Executive Committee signed by an officer of the Trust and certified by the Secretary or an Assistant Secretary, setting forth the purpose or purposes of such segregated account and declaring such purposes to be proper corporate purposes.
      2.14Joint Repurchase Agreements.  Upon the receipt of Proper
          Instructions, the Custodian shall deposit and/or maintain any assets of a Fund and any affiliated funds which are subject to joint repurchase transactions in an account established solely for such transactions for the Fund and its affiliated funds. For purposes of this Section 2.14, "affiliated funds" shall include all investment companies and their portfolios for which subsidiaries or affiliates of Federated Investors serve as investment advisers, distributors or administrators in accordance with applicable exemptive orders from the SEC. The requirements of segregation set forth in Section 2.1 shall be deemed to be waived with respect to such assets.
      2.15Ownership Certificates for Tax Purposes. The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to securities of a Fund held by it and in connection with transfers of securities.
      2.16Proxies.  The Custodian shall, with respect to the securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are registered otherwise than in the name of a Fund or a nominee of a Fund, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Trust such proxies, all proxy soliciting materials and all notices relating to such securities.
      2.17Communications Relating to Fund Portfolio Securities.  The
          Custodian shall transmit promptly to the Trust all written information (including, without limitation, pendency of calls and maturities of securities and expirations of rights in connection therewith and notices of exercise of call and put options written by the Fund and the maturity of futures contracts purchased or sold by the Fund) received by the Custodian from issuers of the securities being held for the Fund. With respect to tender or exchange offers, the Custodian shall transmit promptly to the Trust all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or his agents) making the tender or exchange offer. If the Trust desires to take action with respect to any tender offer, exchange offer or any other similar transaction, the Trust shall notify the Custodian in writing at least three business days prior to the date on which the Custodian is to take such action. However, the Custodian shall nevertheless exercise its best efforts to take such action in the event that notification is received three business days or less prior to the date on which action is required.
      2.18Proper Instructions.  Proper Instructions as used throughout this Section 2 means a writing signed or initialed by one or more person or persons as the Board shall have from time to time authorized. Each such writing shall set forth the specific transaction or type of transaction involved. Oral instructions will be deemed to be Proper Instructions if (a) the Custodian reasonably believes them to have been given by a person previously authorized in Proper Instructions to give such instructions with respect to the transaction involved, and (b) the Trust promptly causes such oral instructions to be confirmed in writing. Upon receipt of a certificate of the Secretary or an Assistant Secretary as to the authorization by the Board of the Trust accompanied by a detailed description of procedures approved by the Board, Proper Instructions may include communications effected directly between electro-mechanical or electronic devices provided that the Board and the Custodian are satisfied that such procedures afford adequate safeguards for a Fund's assets.
      2.19Actions Permitted Without Express Authority. The Custodian may in its discretion, without express authority from the
          Trust:
          (1) make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Contract, provided that all such payments shall be accounted for to the Trust in such form that it may be allocated to the affected Fund;
          (2) surrender securities in temporary form for securities in definitive form;
          (3) endorse for collection, in the name of a Fund, checks, drafts and other negotiable instruments; and


          (4) in general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of each Fund except as otherwise directed by the Trust.
      2.20Evidence of Authority. The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper reasonably believed by it to be genuine and to have been properly executed on behalf of a Fund. The Custodian may receive and accept a certified copy of a vote of the Board of the Trust as conclusive evidence (a) of the authority of any person to act in accordance with such vote or (b) of any determination of or any action by the Board pursuant to the Declaration of Trust/Articles of Incorporation as described in such vote, and such vote may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.
      2.21Notice to Trust by Custodian Regarding Cash Movement.  The
          Custodian will provide timely notification to the Trust of any receipt of cash, income or payments to the Trust and the release of cash or payment by the Trust.
3. Duties of Custodian With Respect to the Books of Account and Calculation of Net Asset Value and Net Income.
      The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the Board of the Trust to keep the books of account of each Fund and/or compute the net asset value per share of the outstanding Shares of each Fund or, if directed in writing to do so by the Trust, shall itself keep such books of account and/or compute such net asset value per share. If so directed, the Custodian shall also calculate daily the net income of a Fund as described in the Fund's currently effective prospectus and Statement of Additional Information ("Prospectus") and shall advise the Trust and the Transfer Agent daily of the total amounts of such net income and, if instructed in writing by an officer of the Trust to do so, shall advise the Transfer Agent periodically of the division of such net income among its various components. The calculations of the net asset value per share and the daily income of a Fund shall be made at the time or times described from time to time in the Fund's currently effective Prospectus.
4.    Records.
      The Custodian shall create and maintain all records relating to its activities and obligations under this Contract in such manner as will meet the obligations of the Trust and the Funds under the 1940 Act, with particular attention to Section 31 thereof and Rules 31a-1 and 31a-2 thereunder, and specifically including identified cost records used for tax purposes. All such records shall be the property of the Trust and shall at all times during the regular business hours of the Custodian be open for inspection by duly authorized officers, employees or agents of the Trust and employees and agents of the SEC. In the event of termination of this Contract, the Custodian will deliver all such records to the Trust, to a successor Custodian, or to such other person as the Trust may direct. The Custodian shall supply daily to the Trust a tabulation of securities owned by a Fund and held by the Custodian and shall, when requested to do so by the Trust and for such compensation as shall be agreed upon between the Trust and the Custodian, include certificate numbers in such tabulations.
5.    Opinion of Funds' Independent Public Accountants/Auditors.


      The Custodian shall take all reasonable action, as the Trust may from time to time request, to obtain from year to year favorable opinions from each Fund's independent public accountants/auditors with respect to its activities hereunder in connection with the preparation of the Fund's registration statement, periodic reports, or any other reports to the SEC and with respect to any other requirements of such Commission.
6.    Reports to Trust by Independent Public Accountants/Auditors.
      The Custodian shall provide the Trust, at such times as the Trust may reasonably require, with reports by independent public accountants/auditors for each Fund on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a Securities System, relating to the services provided by the Custodian for the Fund under this Contract; such reports shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Trust, to provide reasonable assurance that any material inadequacies would be disclosed by such examination and, if there are no such inadequacies, the reports shall so state.
7.    Compensation of Custodian.
      The Custodian shall be entitled to reasonable compensation for its services and expenses as Custodian, as agreed upon from time to time between Company and the Custodian.
8.    Responsibility of Custodian.
      The Custodian shall be held to a standard of reasonable care in carrying out the provisions of this Contract; provided, however, that the Custodian shall be held to any higher standard of care which would be imposed upon the Custodian by any applicable law or regulation if such above stated standard of reasonable care was not part of this Contract. The Custodian shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Trust) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice, provided that such action is not in violation of applicable federal or state laws or regulations, and is in good faith and without negligence. Subject to the limitations set forth in Section 15 hereof, the Custodian shall be kept indemnified by the Trust but only from the assets of the Fund involved in the issue at hand and be without liability for any action taken or thing done by it in carrying out the terms and provisions of this Contract in accordance with the above standards. In order that the indemnification provisions contained in this
      Section 8 shall apply, however, it is understood that if in any case the Trust may be asked to indemnify or save the Custodian harmless, the Trust shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the Custodian will use all reasonable care to identify and notify the Trust promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification. The Trust shall have the option to defend the Custodian against any claim which may be the subject of this indemnification, and in the event that the Trust so elects it will so notify the Custodian and thereupon the Trust shall take over complete defense of the claim, and the Custodian shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this Section. The Custodian shall in no case confess any claim or make any compromise in any case in which the Trust will be asked to indemnify the Custodian except with the


      Trust's prior written consent.
      Notwithstanding the foregoing, the responsibility of the Custodian with respect to redemptions effected by check shall be in accordance with a separate Agreement entered into between the Custodian and the Trust.
      If the Trust requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the reasonable opinion of the Custodian, result in the Custodian or its nominee assigned to a Fund being liable for the payment of money or incurring liability of some other form, the Custodian may request the Trust, as a prerequisite to requiring the Custodian to take such action, to provide indemnity to the Custodian in an amount and form satisfactory to the Custodian.
      Subject to the limitations set forth in Section 15 hereof, the Trust agrees to indemnify and hold harmless the Custodian and its nominee from and against all taxes, charges, expenses, assessments, claims and liabilities (including counsel fees) (referred to herein as authorized charges) incurred or assessed against it or its nominee in connection with the performance of this Contract, except such as may arise from it or its nominee's own failure to act in accordance with the standard of reasonable care or any higher standard of care which would be imposed upon the Custodian by any applicable law or regulation if such above-stated standard of reasonable care were not part of this Contract. To secure any authorized charges and any advances of cash or securities made by the Custodian to or for the benefit of a Fund for any purpose which results in the Fund incurring an overdraft at the end of any business day or for extraordinary or emergency purposes during any business day, the Trust hereby grants to the Custodian a security interest in and pledges to the Custodian securities held for the Fund by the Custodian, in an amount not to exceed 10 percent of the Fund's gross assets, the specific securities to be designated in writing from time to time by the Trust or the Fund's investment adviser. Should the Trust fail to make such designation, or should it instruct the Custodian to make advances exceeding the percentage amount set forth above and should the Custodian do so, the Trust hereby agrees that the Custodian shall have a security interest in all securities or other property purchased for a Fund with the advances by the Custodian, which securities or property shall be deemed to be pledged to the Custodian, and the written instructions of the Trust instructing their purchase shall be considered the requisite description and designation of the property so pledged for purposes of the requirements of the Uniform Commercial Code. Should the Trust fail to cause a Fund to repay promptly any authorized charges or advances of cash or securities, subject to the provision of the second paragraph of this Section 8 regarding indemnification, the Custodian shall be entitled to use available cash and to dispose of pledged securities and property as is necessary to repay any such advances.
9.    Effective Period, Termination and Amendment.
      This Contract shall become effective as of its execution, shall continue in full force and effect until terminated as hereinafter provided, may be amended at any time by mutual agreement of the parties hereto and may be terminated by either party by an instrument in writing delivered or mailed, postage prepaid to the other party, such termination to take effect not sooner than sixty (60) days after the date of such delivery or mailing; provided, however that the Custodian shall not act under Section 2.12 hereof in the absence of receipt of an initial certificate of the Secretary or an Assistant


      Secretary that the Board of the Trust has approved the initial use of a particular Securities System as required in each case by Rule 17f-4 under the 1940 Act; provided further, however, that the Trust shall not amend or terminate this Contract in contravention of any applicable federal or state regulations, or any provision of the Declaration of Trust/Articles of Incorporation, and further provided, that the Trust may at any time by action of its Board (i) substitute another bank or trust company for the Custodian by giving notice as described above to the Custodian, or (ii) immediately terminate this Contract in the event of the appointment of a conservator or receiver for the Custodian by the appropriate banking regulatory agency or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.
      Upon termination of the Contract, the Trust shall pay to the Custodian such compensation as may be due as of the date of such termination and shall likewise reimburse the Custodian for its costs, expenses and disbursements.
10.   Successor Custodian.
      If a successor custodian shall be appointed by the Board of the Trust, the Custodian shall, upon termination, deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities then held by it hereunder for each Fund and shall transfer to separate accounts of the successor custodian all of each Fund's securities held in a Securities System.
      If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of a certified copy of a vote of the Board of the Trust, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such vote.
      In the event that no written order designating a successor custodian or certified copy of a vote of the Board shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a "bank" as defined in the 1940 Act, (delete "doing business ... Massachusetts" unless SSBT is the Custodian) doing business in Boston, Massachusetts, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $100,000,000, all securities, funds and other properties held by the Custodian and all instruments held by the Custodian relative thereto and all other property held by it under this Contract for each Fund and to transfer to separate accounts of such successor custodian all of each Fund's securities held in any Securities System. Thereafter, such bank or trust company shall be the successor of the Custodian under this Contract.
      In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of the Trust to procure the certified copy of the vote referred to or of the Board to appoint a successor custodian, the Custodian shall be entitled to fair compensation for its services during such period as the Custodian retains possession of such securities, funds and other properties and the provisions of this Contract relating to the duties and obligations of the Custodian shall remain in full force and effect.
11.   Interpretive and Additional Provisions.
      In connection with the operation of this Contract, the Custodian and the Trust may from time to time agree on such provisions interpretive of or in addition to the provisions of this Contract as may in their joint opinion be consistent with the general tenor of this Contract. Any such interpretive or additional provisions shall be in a writing signed by both parties and shall be annexed hereto, provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of the Declaration of Trust/Articles of Incorporation. No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Contract.
12. Massachusetts Law to Apply.
      This Contract shall be construed and the provisions thereof interpreted under and in accordance with laws of The Commonwealth of Massachusetts.
13.   Notices.
      Except as otherwise specifically provided herein, Notices and other writings delivered or mailed postage prepaid to the Trust at Federated Investors Tower, Pittsburgh, Pennsylvania, 15222-3779, or to the Custodian at address for SSBT only: 225 Franklin Street, Boston, Massachusetts, 02110, or to such other address as the Trust or the Custodian may hereafter specify, shall be deemed to have been properly delivered or given hereunder to the respective address.
14.   Counterparts.
      This Contract may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.
15.   Limitations of Liability.
      The Custodian is expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of those Trusts which are business trusts and agrees that the obligations and liabilities assumed by the Trust and any Fund pursuant to this Contract, including, without limitation, any obligation or liability to indemnify the Custodian pursuant to
      Section 8 hereof, shall be limited in any case to the relevant Fund and its assets and that the Custodian shall not seek satisfaction of any such obligation from the shareholders of the relevant Fund, from any other Fund or its shareholders or from the Trustees, Officers, employees or agents of the Trust, or any of them. In addition, in connection with the discharge and satisfaction of any claim made by the Custodian against the Trust, for whatever reasons, involving more than one Fund, the Trust shall have the exclusive right to determine the appropriate allocations of liability for any such claim between or among the Funds.

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative and its seal to be hereunder affixed effective as of the 1st day of December, 1993.

ATTEST:                                   INVESTMENT COMPANIES

/s/John G. McGonigle                      By /s/John G. Donahue
                    ---------                                  -------------
John G. McGonigle                         John F. Donahue
Secretary                                 Chairman

ATTEST:                                   STATE STREET BANK AND TRUST
                                          COMPANY

/s/ Ed McKenzie                           By /s/ F. J. Sidoti, Jr.
               --------------                                     -----------
(Assistant) Secretary                     Typed Name:  Frank J. Sidoti, Jr.


Typed Name:   Ed McKenzie                 Title: Vice President

ATTEST:                                   FEDERATED SERVICES COMPANY

/s/ Jeannette Fisher-Garber               By /s/ James J. Dolan
                           ------                              ----------------
Jeannette Fisher-Garber                   James J. Dolan
Secretary                                 President

                                 EXHIBIT 1


CONTRACT
DATE                 INVESTMENT COMPANY

12/1/93              Federated Exchange Fund, Ltd.





                                                  Exhibit 9(i) under Form N-1A
                                            Exhibit 10 under Item 601/Reg. S-K


                         SHAREHOLDER SERVICES PLAN


      This Shareholder Services Plan ("Plan") is adopted as of this 1st day of March, 1994, by the Boards of Directors or Trustees, as applicable (the "Boards"), of those investment companies listed on Exhibit 1 hereto as may be amended from time to time, having their principal office and place of business at Federated Investors Tower, Pittsburgh, PA 15222-3779 (individually referred to herein as a "Fund" and collectively as "Funds").

      1. This Plan is adopted to allow the Funds to make payments as contemplated herein to obtain certain personal services for shareholders and/or the maintenance of shareholder accounts ("Services").

      2. This Plan is designed to compensate Federated Shareholder Services ("FSS") for providing personal services and/or the maintenance of shareholder accounts to the Funds and their shareholders. In compensation for the services provided pursuant to this Plan, FSS may be paid a monthly fee computed at the annual rate not to exceed .25 of 1% of the average aggregate net asset value of the shares of each Fund held during the month.

      3.    Any payments made by the Funds to FSS pursuant to this Plan will be made pursuant to a "Shareholder Services Agreement" between FSS and each of the Funds.

      4. Quarterly in each year that this Plan remains in effect, FSS shall prepare and furnish to the Boards of the Funds, and the Boards shall review, a written report of the amounts expended under the Plan.

      5.    This Plan shall become effective with regard to each Fund
(i) after approval by majority votes of: (a) such Fund's Board; and (b) the members of the Board of such Fund who are not interested persons of such Fund and have no direct or indirect financial interest in the operation of such Fund's Plan or in any related documents to the Plan ("Independent Trustees or Directors"), cast in person at a meeting called for the purpose of voting on the Plan.

      6. This Plan shall remain in effect with respect to each Fund presently set forth on an exhibit and any subsequent Fund added pursuant to an exhibit during the initial year of this Plan for the period of one year from the date set forth above and may be continued thereafter if this Plan is approved with respect to each Fund at least annually by a majority of the relevant Fund's Board and a majority of the Independent Trustees or Directors, of such Fund as applicable, cast in person at a meeting called for the purpose of voting on the renewal of such Plan. If this Plan is adopted with respect to a fund after the first annual approval by the Trustees or Directors as described above, this Plan will be effective as to that Fund at such time as Exhibit 1 hereto is amended to add such Fund and will continue in effect until the next annual approval of this Plan by the Funds' Boards and thereafter for successive periods of one year subject to approval as described above.



      7. All material amendments to this Plan must be approved by a vote of the Board of each Fund and of the Independent Directors or Trustees of such Fund, cast in person at a meeting called for such purpose.

      8.    This Plan may be terminated as follows:

              (a) at any time, without the payment of any penalty, by the vote of a majority of the Independent Board Members of any Fund or by a vote of a majority of the outstanding voting securities of any Fund as defined in the Investment Company Act of 1940 on sixty (60) days' written notice to the parties to this Agreement; or

              (b) by any party to the Agreement without cause by giving the other party at least sixty (60) days' written notice of its intention to terminate.

      9. While this Plan shall be in effect, the selection and nomination of Independent Directors or Trustees of each Fund shall be committed to the discretion of the Independent Directors or Trustees then in office.

      10. All agreements with any person relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Paragraph 8 herein.

      11. This Plan shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania.




      Witness the due execution hereof this as of the date set forth above.








                                    Investment Companies (listed
                                       on Exhibit 1)


                                    By: /s/  John F. Donahue
                                        John F. Donahue
                                        Chairman


Attest: /s/  John W. McGonigle
       John W. McGonigle


                                    Federated Shareholder Services


                                    By: /s/  James J. Dolan


                                     Title:  President


Attest: /s/  John W. McGonigle
       John W. McGonigle


                                 Exhibit 1


Federated Exchange Fund, Ltd.



                                                 Exhibit 9(ii) under Form N-1A
                                            Exhibit 10 under Item 601/Reg. S-K

                     SHAREHOLDER SERVICES SUB-CONTRACT

      This Agreement is made between the Financial Institution executing this Agreement ("Provider") and Federated Shareholder Services ("FSS") on behalf of the investment companies listed in Exhibit A hereto (the "Funds"), for whom FSS administers the Shareholder Services Plan ("Plan") and who have approved this form of Agreement. In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

      1. FSS hereby appoints Provider to render or cause to be rendered personal services to shareholders of the Funds and/or the maintenance of accounts of shareholders of the Funds ("Services"). Provider agrees to provide Services which, in its best judgment, are necessary or desirable for its customers who are investors in the Funds. Provider further agrees to provide FSS, upon request, a written description of the Services which Provider is providing hereunder.

      2. During the term of this Agreement, the Funds will pay the Provider fees as set forth in a written schedule delivered to the Provider pursuant to this Agreement. The fee schedule for Provider may be changed by FSS sending a new fee schedule to Provider pursuant to Paragraph 9 of this Agreement. For the payment period in which this Agreement becomes effective or terminates, there shall be an appropriate proration of the fee on the basis of the number of days that this Agreement is in effect during the quarter. To enable the Funds to comply with an applicable exemptive order, Provider represents that the fees received pursuant to this Agreement will be disclosed to its customers, will be authorized by its customers, and will not result in an excessive fee to the Provider.

      3. The Provider understands that the Department of Labor views ERISA as prohibiting fiduciaries of discretionary ERISA assets from receiving shareholder service fees or other compensation from funds in which the fiduciary's discretionary ERISA assets are invested. To date, the Department of Labor has not issued any exemptive order or advisory opinion that would exempt fiduciaries from this interpretation. Without specific authorization from the Department of Labor, fiduciaries should carefully avoid investing discretionary assets in any fund pursuant to an arrangement where the fiduciary is to be compensated by the fund for such investment. Receipt of such compensation could violate ERISA provisions against fiduciary self-dealing and conflict of interest and could subject the fiduciary to substantial penalties.

      4. The Provider agrees not to solicit or cause to be solicited directly, or indirectly at any time in the future, any proxies from the shareholders of a Fund in opposition to proxies solicited by management of the Fund, unless a court of competent jurisdiction shall have determined that the conduct of a majority of the Board of Trustees or Directors of the Fund constitutes willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. This paragraph 4 will survive the term of this Agreement.

      5. This Agreement shall continue in effect for one year from the date of its execution, and thereafter for successive periods of one year if the form of this Agreement is approved at least annually by the Board of each Fund, including a majority of the members of the Board of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Fund's Plan or in any related documents to the Plan ("Disinterested Board Members") cast in person at a meeting called for that purpose.

      6. Notwithstanding paragraph 5, this Agreement may be terminated as follows:

              (a) at any time, without the payment of any penalty, by the vote of a majority of the Disinterested Board Members of the Fund or by a vote of a majority of the outstanding voting securities of the Fund as defined in the Investment Company Act of 1940 on not more than sixty (60) days' written notice to the parties to this Agreement;



              (b) automatically in the event of the Agreement's assignment as defined in the Investment Company Act of 1940; and

              (c) by either party to the Agreement without cause by giving the other party at least sixty (60) days' written notice of its intention to terminate.

      7. The Provider agrees to obtain any taxpayer identification number certification from its customers required under Section 3406 of the Internal Revenue Code, and any applicable Treasury regulations, and to provide the Fund or its designee with timely written notice of any failure to obtain such taxpayer identification number certification in order to enable the implementation of any required backup withholding.


      8. The execution and delivery of this Agreement have been authorized by the Trustees of FSS and signed by an authorized officer of FSS, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Agreement are not binding upon any of the Trustees or shareholders of FSS, but bind only the trust property of FSS as provided in the Declaration of Trust of FSS.

      9. Notices of any kind to be given hereunder shall be in writing (including facsimile communication) and shall be duly given if delivered to Provider at the address set forth below and if delivered to FSS at Federated Investors Tower, Pittsburgh, PA 15222-3779, Attention:


President.

      10. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. Subject to the provisions of Sections 5 and 6, hereof, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Pennsylvania law; provided, however, that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940 or any rule or regulation promulgated by the Securities and Exchange Commission thereunder.

      11. This Agreement may be executed by different parties on separate counterparts, each of which, when so executed and delivered, shall be an original, and all such counterparts shall together constitute one and the same instrument.

      12. This Agreement shall not be assigned by any party without the prior written consent of FSS in the case of assignment by Provider, or of Provider in the case of assignment by FSS, except that any party may assign to a successor all of or a substantial portion of its business to a party controlling, controlled by, or under common control with such party.

      13. This Agreement may be amended by FSS from time to time by the following procedure. FSS will mail a copy of the amendment to the Provider's address, as shown below. If the Provider does not object to the amendment within thirty (30) days after its receipt, the amendment will become part of the Agreement. The Provider's objection must be in writing and be received by FSS within such thirty days.

      14. This Agreement may be terminated with regard to a particular Fund or Class at any time, without the payment of any penalty, by FSS or by the vote of a majority of the Disinterested Trustees or Directors, as applicable, or by a majority of the outstanding voting securities of the particular Fund or Class on not more than sixty (60) days' written notice to the Provider. This Agreement may be terminated by Provider on sixty
(60) days' written notice to FSS.

      15. The Provider acknowledges and agrees that FSS has entered into this Agreement solely in the capacity of agent for the Funds and administrator of the Plan. The Provider agrees not to claim that FSS is liable for any responsibilities or amounts due by the Funds hereunder.




                                    [Provider]


                                    Address


                                    City              State  Zip Code


Dated:                              By:
                                       Authoried Signature


                                    Title



                                    Print Name of Authorized Signature



                              FEDERATED SHAREHOLDER SERVICES
                              Federated Investors Tower
                              Pittsburgh, Pennsylvania 15222-3779


                              By:
                                  Vice President


            EXHIBIT A to Shareholder Services Sub-Contract with



Funds covered by this Agreement:

Federated Exchange Fund, Ltd.




Shareholder Service Fees

      1.    During the term of this Agreement, FSS will pay Provider a
quarterly fee.  This fee will be computed at the annual rate of        of
                                                                ------
the average net asset value of shares of the Funds held during the quarter in accounts for which the Provider provides Services under this Agreement, so long as the average net asset value of Shares in the Funds during the quarter equals or exceeds such minimum amount as FSS shall from time to time determine and communicate in writing to the Provider.

      2. For the quarterly period in which the Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the quarter.




                                                Exhibit 9(iii) under Form N-1A
                                           Exhibit 10 under Item 601/Reg. S-K


                      SHAREHOLDER SERVICES AGREEMENT

      AGREEMENT made as of the first day of March, 1994, by and between those investment companies listed on Exhibit 1, as may be amended from time to time, having their principal office and place of business at Federated


Investors Tower, Pittsburgh, PA 15222-3779 and who have approved a Shareholder Services Plan (the "Plan") and this form of Agreement (individually referred to herein as a "Fund" and collectively as "Funds") and Federated Shareholder Services, a Delaware business trust, having its principal office and place of business at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779 ("FSS").

      1. The Funds hereby appoint FSS to render or cause to be rendered personal services to shareholders of the Funds and/or the maintenance of accounts of shareholders of the Funds ("Services"). In addition to providing Services directly to shareholders of the Funds, FSS is hereby appointed the Funds' agent to select, negotiate and subcontract for the performance of Services. FSS hereby accepts such appointments. FSS agrees to provide or cause to be provided Services which, in its best judgment (subject to supervision and control of the Funds' Boards of Trustees or Directors, as applicable), are necessary or desirable for shareholders of the Funds. FSS further agrees to provide the Funds, upon request, a written description of the Services which FSS is providing hereunder.

      2. During the term of this Agreement, each Fund will pay FSS and FSS agrees to accept as full compensation for its services rendered hereunder a fee at an annual rate, calculated daily and payable monthly, up to 0.25% of 1% of average net assets of each Fund.

      For the payment period in which this Agreement becomes effective or terminates with respect to any Fund, there shall be an appropriate proration of the monthly fee on the basis of the number of days that this Agreement is in effect with respect to such Fund during the month. To enable the Funds to comply with an applicable exemptive order, FSS represents that the fees received pursuant to this Agreement will be disclosed to and authorized by any person or entity receiving Services, and will not result in an excessive fee to FSS.

      3. This Agreement shall continue in effect for one year from the date of its execution, and thereafter for successive periods of one year only if the form of this Agreement is approved at least annually by the Board of each Fund, including a majority of the members of the Board of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Funds' Plan or in any related documents to the Plan ("Independent Board Members") cast in person at a meeting called for that purpose.

      4. Notwithstanding paragraph 3, this Agreement may be terminated as follows:

              (a) at any time, without the payment of any penalty, by the vote of a majority of the Independent Board Members of any Fund or by a vote of a majority of the outstanding voting securities of any Fund as defined in the Investment Company Act of 1940 on sixty (60) days' written notice to the parties to this Agreement;

              (b) automatically in the event of the Agreement's assignment as defined in the Investment Company Act of 1940; and

              (c) by any party to the Agreement without cause by giving the other party at least sixty (60) days' written notice of its intention to terminate.


      5. FSS agrees to obtain any taxpayer identification number certification from each shareholder of the Funds to which it provides Services that is required under Section 3406 of the Internal Revenue Code, and any applicable Treasury regulations, and to provide each Fund or its designee with timely written notice of any failure to obtain such taxpayer identification number certification in order to enable the implementation of any required backup withholding.

      6. FSS shall not be liable for any error of judgment or mistake of law or for any loss suffered by any Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. FSS shall be entitled to rely on and may act upon advice of counsel (who may be counsel for such Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. Any person, even though also an officer, trustee, partner, employee or agent of FSS, who may be or become a member of such Fund's Board, officer, employee or agent of any Fund, shall be deemed, when rendering services to such Fund or acting on any business of such Fund (other than services or business in connection with the duties of FSS hereunder) to be rendering such services to or acting solely for such Fund and not as an officer, trustee, partner, employee or agent or one under the control or direction of FSS even though paid by FSS.

      This Section 6 shall survive termination of this Agreement.

      7. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which an enforcement of the change, waiver, discharge or termination is sought.

      8. FSS is expressly put on notice of the limitation of liability as set forth in the Declaration of Trust of each Fund that is a Massachusetts business trust and agrees that the obligations assumed by each such Fund pursuant to this Agreement shall be limited in any case to such Fund and its assets and that FSS shall not seek satisfaction of any such obligations from the shareholders of such Fund, the Trustees, Officers, Employees or Agents of such Fund, or any of them.

      9. The execution and delivery of this Agreement have been authorized by the Trustees of FSS and signed by an authorized officer of FSS, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Agreement are not binding upon any of the Trustees or shareholders of FSS, but bind only the trust property of FSS as provided in the Declaration of Trust of FSS.

      10. Notices of any kind to be given hereunder shall be in writing (including facsimile communication) and shall be duly given if delivered to any Fund and to such Fund at the following address: Federated Investors Tower, Pittsburgh, PA 15222-3779, Attention: President and if delivered to FSS at Federated Investors Tower, Pittsburgh, PA 15222-3779, Attention:
President.

      11. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. Subject to the provisions of Sections 3 and 4, hereof, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Pennsylvania law; provided, however, that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940 or any rule or regulation promulgated by the Securities and Exchange Commission thereunder.

      12. This Agreement may be executed by different parties on separate counterparts, each of which, when so executed and delivered, shall be an original, and all such counterparts shall together constitute one and the same instrument.


      13. This Agreement shall not be assigned by any party without the prior written consent of FSS in the case of assignment by any Fund, or of the Funds in the case of assignment by FSS, except that any party may assign to a successor all of or a substantial portion of its business to a party controlling, controlled by, or under common control with such party. Nothing in this Section 14 shall prevent FSS from delegating its responsibilities to another entity to the extent provided herein.

      IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.


                                       Investment Companies (listed
                                       on Exhibit 1)



                                    By: /s/  John F. Donahue
                                        John F. Donahue
                                        Chairman


Attest: /s/  John W. McGonigle
        John W. McGonigle

                                    Federated Shareholder Services


                                    By: /s/  James J. Dolan

                                     Title:   President


Attest: /s/  John W. McGonigle
        John W. McGonigle
                                 Exhibit 1


Federated Exchange Fund, Ltd.




                                                  Exhibit 9(iv) under Form N-1A
                                            Exhibit 10 under Item 601/Reg. S-K




                     ADMINISTRATIVE SERVICES AGREEMENT

      This Administrative Services Agreement is made as of this first day of March, 1994, between those investment companies listed on Exhibit 1, as may be amended from time to time, having their principal office and place of business at Federated Investors Tower, Pittsburgh PA 15222-3779 (individually referred to herein as "Fund" and collectively referred to as "Funds), on behalf of the portfolios of the Funds, and Federated Administrative Services, a Delaware business trust (herein called "FAS").

      WHEREAS, the Funds desire to retain FAS as their Administrator to provide them with Administrative Services (as herein defined), and FAS is willing to render such services;

      WHEREAS, the Funds are registered as open-end management investment companies under the Investment Company Act of 1940, as amended (the "1940 Act"), with authorized and issued shares of capital stock or beneficial interest ("Shares"); and

      NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties hereto agree as follows:




      1. Appointment of Administrator. The Funds hereby appoint FAS as Administrator of the Funds on the terms and conditions set forth in this Agreement; and FAS hereby accepts such appointment and agrees to perform the services and duties set forth in Section 2 of this Agreement in consideration of the compensation provided for in Section 4 hereof.

      2. Services and Duties. As Administrator, and subject to the supervision and control of the Funds' Boards of Trustees or Directors, as applicable (the "Boards"), FAS will provide facilities, equipment, and personnel to carry out the following administrative services for operation of the business and affairs of the Funds and each of their portfolios:

      (a) prepare, file, and maintain the Funds' governing documents and any amendments thereto, including the Declaration of Trust or Articles of Incorporation, as appropriate,(which has already been prepared and filed), the By-laws and minutes of meetings of their Boards, Committees, and shareholders;

      (b) prepare and file with the Securities and Exchange Commission and the appropriate state securities authorities the registration statements for the Funds and the Funds' shares and all amendments thereto, reports to regulatory authorities and shareholders, prospectuses, proxy statements, and such other documents all as may be necessary to enable the Funds to make continuous offerings of their shares, as applicable;



      (c) prepare, negotiate, and administer contracts on behalf of the Funds with, among others, each Fund's investment adviser, distributor, custodian, and transfer agent, subject to any applicable restrictions of the Boards or the 1940 Act;

      (d) supervise the Funds' custodians in the maintenance of the Funds' general ledgers and in the preparation of the Funds' financial statements, including oversight of expense accruals and payments, the determination of the net asset value of the Funds and the declaration and payment of dividends and other distributions to shareholders;

      (e) calculate performance data of the Funds for dissemination to information services covering the investment company industry;

      (f)                              prepare and file the Funds' tax
             returns;

      (g) examine and review the operations of the Funds' custodians and transfer agents;

      (h) coordinate the layout and printing of publicly disseminated prospectuses and reports;

      (i) perform internal audit examinations in accordance with a charter to be adopted by FAS and the


             Funds;

      (j)                              assist with the design,
             development, and operation of the Funds;

      (k) provide individuals reasonably acceptable to the Funds' Boards for nomination, appointment, or election as officers of the Funds, who will be responsible for the management of certain of the Funds' affairs as determined by the Funds' Boards; and

      (l) consult with the Funds and their Boards of Trustees or Directors, as appropriate, on matters concerning the Funds and their affairs.

      The foregoing, along with any additional services that FAS shall agree in writing to perform for the Funds hereunder, shall hereafter be referred to as "Administrative Services." Administrative Services shall not include any duties, functions, or services to be performed for any Fund by such Fund's investment adviser, distributor, custodian, transfer agent, or shareholder service agent, pursuant to their respective agreements with such Fund.

      3. Expenses. FAS shall be responsible for expenses incurred in providing office space, equipment, and personnel as may be necessary or convenient to provide the Administrative Services to the Fund, including the compensation of FAS employees who serve on the Funds' Boards, or as officers of the Funds. Each Fund shall be responsible for all other expenses incurred by FAS on behalf of such Fund, including without limitation postage and courier expenses, printing expenses, travel expenses, registration fees, filing fees, fees of outside counsel and independent auditors, insurance premiums, fees payable to members of such Fund's Board who are not FAS employees, and trade association dues.

      4. Compensation. For the Administrative Services provided, each Fund hereby agrees to pay and FAS hereby agrees to accept as full compensation for its services rendered hereunder an administrative fee at an annual rate, payable daily, as specified below, based upon the total assets of all of the Funds:

      Maximum Administrative              Average Daily Net Assets
               Fee                             of the Funds

                .150%                        on the first $250 million
                .125%                        on the next $250 million
                .100%                        on the next $250 million
                .075%                        on assets in excess of
                                             $750 million

      However, in no event shall the administrative fee received during any year of this Agreement be less than, or be paid at a rate less than would aggregate, $125,000, per individual Fund, with an additional $30,000 for each class of shares added to any such Fund after the date hereof.

      5.                               Standard of Care.

      (a) FAS shall not be liable for any error of judgment or mistake of law or for any loss suffered by any Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. FAS shall be entitled to rely on and may act upon advice of counsel (who may be counsel for such Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. Any person, even though also an officer, trustee, partner, employee or agent of FAS, who may be or become a member of such Fund's Board, officer, employee or agent of any Fund, shall be deemed, when rendering services to such Fund or acting on any business of such Fund (other than services or business in connection with the duties of FAS hereunder) to be rendering such services to or acting solely for such Fund and not as an officer, trustee, partner, employee or agent or one under the control or direction of FAS even though paid by FAS.

      (b)                              This Section 5 shall survive
             termination of this Agreement.

      6. Duration and Termination. The initial term of this Agreement with respect to each Fund shall commence on the date hereof, and extend for a period of one year, renewable annually by the approval of the Board of Directors/Trustees of each Fund.

      7. Amendment. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which an enforcement of the change, waiver, discharge or termination is sought.

      8. Limitations of Liability of Trustees or Officers, Employees, Agents and Shareholders of the Funds. FAS is expressly put on notice of the limitation of liability as set forth in the Declaration of Trust of each Fund that is a Massachusetts business trust and agrees that the obligations assumed by each such Fund pursuant to this Agreement shall be limited in any case to such Fund and its assets and that FAS shall not seek satisfaction of any such obligations from the shareholders of such Fund, the Trustees, Officers, Employees or Agents of such Fund, or any of them.

      9. Limitations of Liability of Trustees and Shareholders of FAS. The execution and delivery of this Agreement have been authorized by the Trustees of FAS and signed by an authorized officer of FAS, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Agreement are not binding upon any of the Trustees or shareholders of FAS, but bind only the trust property of FAS as provided in the Declaration of Trust of FAS.

      10. Notices. Notices of any kind to be given hereunder shall be in writing (including facsimile communication) and shall be duly given if delivered to any Fund at the following address: Federated Investors Tower, Pittsburgh, PA 15222-3779, Attention: President and if delivered to FAS at Federated Investors Tower, Pittsburgh, PA 15222-3779,
Attention:  President.



      11. Miscellaneous. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. Subject to the provisions of Section 5, hereof, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Pennsylvania law; provided, however, that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940 or any rule or regulation promulgated by the Securities and Exchange Commission thereunder.

      12.  Counterparts.   This Agreement may be executed by different
parties on separate counterparts, each of which, when so executed and delivered, shall be an original, and all such counterparts shall together constitute one and the same instrument.

      13. Assignment; Successors. This Agreement shall not be assigned by any party without the prior written consent of FAS, in the case of assignment by any Fund, or of the Funds, in the case of assignment by FAS, except that any party may assign to a successor all of or a substantial portion of its business to a party controlling, controlled by, or under common control with such party. Nothing in this Section 14 shall prevent FAS from delegating its responsibilities to another entity to the extent provided herein.

      IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.


                                    Investment Companies (listed
                                    on Exhibit 1)




                                    By: /s/  John F. Donahue
                                          John F. Donahue
                                          Chairman




Attest: /s/  John W. McGonigle
          John W. McGonigle


                                    Federated Administrative Services


                                    By: /s/  Edward C. Gonzales
                                          Edward C. Gonzales
                                          Chairman




Attest: /s/  John W. McGonigle
          John W. McGonigle


                                 Exhibit 1


Federated Exchange Fund, Ltd.




                                                  Exhibit 9(v) under Form N-1A
                                            Exhibit 10 under Item 601/Reg. S-K

                                 AGREEMENT
                                    for
                             FUND ACCOUNTING,
                        SHAREHOLDER RECORDKEEPING,
                                    and
                       CUSTODY SERVICES PROCUREMENT


   AGREEMENT made as of December 1, 1994, by and between those investment companies listed on Exhibit 1 as may be amended from time to time, having their principal office and place of business at Federated Investors Tower, Pittsburgh, PA 15222-3779 (the "Trust"), on behalf of the portfolios (individually referred to herein as a "Fund" and collectively as "Funds") of the Trust, and FEDERATED SERVICES COMPANY, a Delaware business trust, having its principal office and place of business at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779 (the "Company").
   WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the
"1940 Act"), with authorized and issued shares of capital stock or beneficial interest ("Shares"); and
   WHEREAS, the Trust may desire to retain the Company to provide certain pricing, accounting and recordkeeping services for each of the Funds, including any classes of shares issued by any Fund ("Classes") if so indicated on Exhibit 1, and the Company is willing to furnish such services; and
   WHEREAS, the Trust may desire to appoint the Company as its transfer agent, dividend disbursing agent if so indicated on Exhibit 1, and agent in connection with certain other activities, and the Company desires to accept such appointment; and
   WHEREAS, the Trust may desire to appoint the Company as its agent to select, negotiate and subcontract for custodian services from an approved list of qualified banks if so indicated on Exhibit 1, and the Company desires to accept such appointment; and
   WHEREAS, from time to time the Trust may desire and may instruct the Company to subcontract for the performance of certain of its duties and responsibilities hereunder to State Street Bank and Trust Company or another agent (the "Agent"); and
   WHEREAS, the words Trust and Fund may be used interchangeably for those investment companies consisting of only one portfolio;
   NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
SECTION ONE: Fund Accounting.
Article 1. Appointment.
   The Trust hereby appoints the Company to provide certain pricing and accounting services to the Funds, and/or the Classes, for the period and on the terms set forth in this Agreement. The Company accepts such appointment and agrees to furnish the services herein set forth in return for the compensation as provided in Article 3 of this Section.
Article 2. The Company's Duties.
   Subject to the supervision and control of the Trust's Board of Trustees or Directors ("Board"), the Company will assist the Trust with regard to fund accounting for the Trust, and/or the Funds, and/or the Classes, and in connection therewith undertakes to perform the following specific services;
      A. Value the assets of the Funds using: primarily, market quotations, including the use of matrix pricing, supplied by the independent pricing services selected by the Company in consultation with the adviser, or sources selected by the adviser, and reviewed by the board; secondarily, if a designated pricing service does not provide a price for a security which the Company believes should be available by market quotation, the Company may obtain a price by calling brokers designated by the investment adviser of the fund holding the security, or if the adviser does not supply the names of such brokers, the Company will attempt on its own to find brokers to price those securities; thirdly, for securities for which no market price is available, the Pricing Committee of the Board will determine a fair value in good faith. Consistent with Rule 2a-4 of the 40 Act, estimates may be used where necessary or appropriate. The Company's obligations with regard to the prices received from outside pricing services and designated brokers or other outside sources, is to exercise reasonable care in the supervision of the pricing agent. The Company is not the guarantor of the securities prices received from such agents and the Company is not liable to the Fund for potential errors in valuing a Fund's assets or calculating the net asset value per share of such Fund or Class when the calculations are based upon such prices. All of the above sources of prices used as described are deemed by the Company to be authorized sources of security prices. The Company provides daily to the adviser the securities prices used in calculating the net asset value of the fund, for its use in preparing exception reports for those prices on which the adviser has comment. Further, upon receipt of the exception reports generated by the adviser, the Company diligently pursues communication regarding exception reports with the designated pricing agents.
      B. Determine the net asset value per share of each Fund and/or Class, at the time and in the manner from time to time determined by the Board and as set forth in the Prospectus and Statement of Additional Information ("Prospectus") of each Fund;
      C.  Calculate the net income of each of the Funds, if any;


      D. Calculate capital gains or losses of each of the Funds resulting from sale or disposition of assets, if any;
      E. Maintain the general ledger and other accounts, books and financial records of the Trust, including for each Fund, and/or Class, as required under Section 31(a) of the 1940 Act and the Rules thereunder in connection with the services provided by the Company;
      F. Preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records to be maintained by Rule 31a-1 under the 1940 Act in connection with the services provided by the Company. The Company further agrees that all such records it maintains for the Trust are the property of the Trust and further agrees to surrender promptly to the Trust such records upon the Trust's request;
      G. At the request of the Trust, prepare various reports or other financial documents required by federal, state and other applicable laws and regulations; and
      H. Such other similar services as may be reasonably requested by the Trust.
Article 3. Compensation and Allocation of Expenses.
      A. The Funds will compensate the Company for its services rendered pursuant to Section One of this Agreement in accordance with the fees agreed upon from time to time between the parties hereto. Such fees do not include out-of-pocket disbursements of the Company for which the Funds shall reimburse the Company upon receipt of a separate invoice. Out-of-pocket disbursements shall include, but shall not be limited to, the items agreed upon between the parties from time to time.


      B. The Fund and/or the Class, and not the Company, shall bear the cost of: custodial expenses; membership dues in the Investment Company Institute or any similar organization; transfer agency expenses; investment advisory expenses; costs of printing and mailing stock certificates, Prospectuses, reports and notices; administrative expenses; interest on borrowed money; brokerage commissions; taxes and fees payable to federal, state and other governmental agencies; fees of Trustees or Directors of the Trust; independent auditors expenses; Federated Administrative Services and/or Federated Administrative Services, Inc. legal and audit department expenses billed to Federated Services Company for work performed related to the Trust, the Funds, or the Classes; law firm expenses; or other expenses not specified in this Article 3 which may be properly payable by the Funds and/or classes.
      C. The compensation and out-of-pocket expenses shall be accrued by the Fund and shall be paid to the Company no less frequently than monthly, and shall be paid daily upon request of the Company. The Company will maintain detailed information about the compensation and out-of-pocket expenses by Fund and Class.
      D. Any schedule of compensation agreed to hereunder, as may be adjusted from time to time, shall be dated and signed by a duly authorized officer of the Trust and/or the Funds and a duly authorized officer of the Company.
      E. The fee for the period from the effective date of this Agreement with respect to a Fund or a Class to the end of the initial month shall be prorated according to the proportion that such period bears to the full month period. Upon any termination of this Agreement before the end of any month, the fee for such period shall be prorated according to the proportion which such period bears to the full month period. For purposes of determining fees payable to the Company, the value of the Fund's net assets shall be computed at the time and in the manner specified in the Fund's Prospectus.
      F. The Company, in its sole discretion, may from time to time subcontract to, employ or associate with itself such person or persons as the Company may believe to be particularly suited to assist it in performing services under this Section One. Such person or persons may be third-party service providers, or they may be officers and employees who are employed by both the Company and the Funds. The compensation of such person or persons shall be paid by the Company and no obligation shall be incurred on behalf of the Trust, the Funds, or the Classes in such respect.
SECTION TWO: Shareholder Recordkeeping.
Article 4. Terms of Appointment.
   Subject to the terms and conditions set forth in this Agreement, the Trust hereby appoints the Company to act as, and the Company agrees to act as, transfer agent and dividend disbursing agent for each Fund's Shares, and agent in connection with any accumulation, open-account or similar plans provided to the shareholders of any Fund ("Shareholder(s)"), including without limitation any periodic investment plan or periodic withdrawal program.
   As used throughout this Agreement, a "Proper Instruction" means a writing signed or initialed by one or more person or persons as the Board shall have from time to time authorized. Each such writing shall set forth the specific transaction or type of transaction involved. Oral instructions will be deemed to be Proper Instructions if (a) the Company reasonably believes them to have been given by a person previously authorized in Proper Instructions to give such instructions with respect to the transaction involved, and (b) the Trust, or the Fund, and the Company promptly cause such oral instructions to be confirmed in writing. Proper Instructions may include communications effected directly between electro-mechanical or electronic devices provided that the Trust, or the Fund, and the Company are satisfied that such procedures afford adequate safeguards for the Fund's assets. Proper Instructions may only be amended in writing.
Article 5. Duties of the Company.
   The Company shall perform the following services in accordance with Proper Instructions as may be provided from time to time by the Trust as to any Fund:
      A.  Purchases
          (1) The Company shall receive orders and payment for the purchase of shares and promptly deliver payment and appropriate documentation therefore to the custodian of the relevant Fund, (the "Custodian"). The Company shall notify the Fund and the Custodian on a daily basis of the total amount of orders and payments so delivered.
          (2) Pursuant to purchase orders and in accordance with the Fund's current Prospectus, the Company shall compute and issue the appropriate number of Shares of each Fund and/or Class and hold such Shares in the appropriate Shareholder accounts.
          (3) For certificated Funds and/or Classes, if a Shareholder or its agent requests a certificate, the Company, as Transfer Agent, shall countersign and mail by first class mail, a certificate to the Shareholder at its address as set forth on the transfer books of the Funds, and/or Classes, subject to any Proper Instructions regarding the delivery of certificates.
          (4) In the event that any check or other order for the purchase of Shares of the Fund and/or Class is returned unpaid for any reason, the Company shall debit the Share account of the Shareholder by the number of Shares that had been credited to its account upon receipt of the check or other order, promptly mail a debit advice to the Shareholder, and notify the Fund and/or Class of its action. In the event that the amount paid for such Shares exceeds proceeds of the redemption of such Shares plus the amount of any dividends paid with respect to such Shares, the Fund and/the Class or its distributor will reimburse the Company on the amount of such excess.
      B.  Distribution
          (1) Upon notification by the Funds of the declaration of any distribution to Shareholders, the Company shall act as Dividend Disbursing Agent for the Funds in accordance with the provisions of its governing document and the then-current Prospectus of the Fund. The Company shall prepare and mail or credit income, capital gain, or any other payments to Shareholders. As the Dividend Disbursing Agent, the Company shall, on or before the payment date of any such distribution, notify the Custodian of the estimated amount required to pay any portion of said distribution which is payable in cash and request the Custodian to make available sufficient funds for the cash amount to be paid out. The Company shall reconcile the amounts so requested and the amounts actually received with the Custodian on a daily basis. If a Shareholder is entitled to receive additional Shares by virtue of any such distribution or dividend, appropriate credits shall be made to the Shareholder's account, for certificated Funds and/or Classes, delivered where requested; and
          (2) The Company shall maintain records of account for each Fund and Class and advise the Trust, each Fund and Class and its Shareholders as to the foregoing.
      C.  Redemptions and Transfers
          (1) The Company shall receive redemption requests and redemption directions and, if such redemption requests comply with the procedures as may be described in the Fund Prospectus or set forth in Proper Instructions, deliver the appropriate instructions therefor to the Custodian.
               The Company shall notify the Funds on a daily basis of the total amount of redemption requests processed and monies paid to the Company by the Custodian for redemptions.
          (2) At the appropriate time upon receiving redemption proceeds from the Custodian with respect to any redemption, the
               Company shall pay or cause to be paid the redemption proceeds in the manner instructed by the redeeming Shareholders, pursuant to procedures described in the then-current Prospectus of the Fund.
          (3) If any certificate returned for redemption or other request for redemption does not comply with the procedures for redemption approved by the Fund, the Company shall promptly notify the Shareholder of such fact, together with the reason therefor, and shall effect such redemption at the price applicable to the date and time of receipt of documents complying with said procedures.
          (4) The Company shall effect transfers of Shares by the registered owners thereof.
          (5) The Company shall identify and process abandoned accounts and uncashed checks for state escheat requirements on an annual basis and report such actions to the Fund.
      D.  Recordkeeping
          (1) The Company shall record the issuance of Shares of each Fund, and/or Class, and maintain pursuant to applicable rules of the Securities and Exchange Commission ("SEC") a record of the total number of Shares of the Fund and/or Class which are authorized, based upon data provided to it by the Fund, and issued and outstanding. The Company shall also provide the Fund on a regular basis or upon reasonable request with the total number of Shares which are authorized and issued and outstanding, but shall have no obligation when recording the issuance of Shares, except as otherwise set forth herein, to monitor the issuance of such Shares or to take cognizance of any laws relating to the issue or sale of such Shares, which functions shall be the sole responsibility of the Funds.
          (2) The Company shall establish and maintain records pursuant to applicable rules of the SEC relating to the services to be performed hereunder in the form and manner as agreed to by the Trust or the Fund to include a record for each Shareholder's account of the following:
               (a) Name, address and tax identification number (and


                   whether such number has been certified);
               (b) Number of Shares held;
               (c) Historical information regarding the account,
                   including dividends paid and date and price for all transactions;
               (d) Any stop or restraining order placed against the
                   account;
               (e) Information with respect to withholding in the case of a foreign account or an account for which withholding is required by the Internal Revenue Code;
               (f) Any dividend reinvestment order, plan application,
                   dividend address and correspondence relating to the current maintenance of the account;
               (g) Certificate numbers and denominations for any
                   Shareholder holding certificates;
               (h) Any information required in order for the Company to
                   perform the calculations contemplated or required by this Agreement.
          (3) The Company shall preserve any such records required to be maintained pursuant to the rules of the SEC for the periods prescribed in said rules as specifically noted below. Such record retention shall be at the expense of the Company, and such records may be inspected by the Fund at reasonable times. The Company may, at its option at any time, and shall forthwith upon the Fund's demand, turn over to the Fund and cease to retain in the Company's files, records and documents created and maintained by the Company pursuant to this Agreement, which are no longer needed by the Company in performance of its services or for its protection. If not so turned over to the Fund, such records and documents will be retained by the Company for six years from the year of creation, during the first two of which such documents will be in readily accessible form. At the end of the six year period, such records and documents will either be turned over to the Fund or destroyed in accordance with Proper Instructions.
      E.  Confirmations/Reports
          (1) The Company shall furnish to the Fund periodically the following information:
               (a) A copy of the transaction register;
               (b) Dividend and reinvestment blotters;
               (c) The total number of Shares issued and outstanding in
                   each state for "blue sky" purposes as determined according to Proper Instructions delivered from time to time by the Fund to the Company;
               (d) Shareholder lists and statistical information;
               (e) Payments to third parties relating to distribution
                   agreements, allocations of sales loads, redemption fees, or other transaction- or sales-related payments;
               (f) Such other information as may be agreed upon from time to time.
          (2) The Company shall prepare in the appropriate form, file with the Internal Revenue Service and appropriate state agencies, and, if required, mail to Shareholders, such notices for reporting dividends and distributions paid as are required to be so filed and mailed and shall withhold such sums as are required to be withheld under applicable federal and state income tax laws, rules and regulations.
          (3) In addition to and not in lieu of the services set forth above, the Company shall:
               (a) Perform all of the customary services of a transfer
                   agent, dividend disbursing agent and, as relevant, agent in connection with accumulation, open-account or similar plans (including without limitation any periodic investment plan or periodic withdrawal program), including but not limited to: maintaining all Shareholder accounts, mailing Shareholder reports and Prospectuses to current Shareholders, withholding taxes on accounts subject to back-up or other withholding (including non-resident alien accounts), preparing and filing reports on U.S. Treasury Department Form 1099 and other appropriate forms required with respect to dividends and distributions by federal authorities for all Shareholders, preparing and mailing confirmation forms and statements of account to Shareholders for all purchases and redemptions of Shares and other conformable transactions in Shareholder accounts, preparing and mailing activity statements for Shareholders, and providing Shareholder account information; and
               (b) provide a system which will enable the Fund to monitor the total number of Shares of each Fund and/or Class sold in each state ("blue sky reporting"). The Fund shall by Proper Instructions (i) identify to the Company those transactions and assets to be treated as exempt from the blue sky reporting for each state and (ii) verify the classification of transactions for each state on the system prior to activation and thereafter monitor the daily activity for each state. The responsibility of the Company for each Fund's and/or Class's state blue sky registration status is limited solely to the recording of the initial classification of transactions or accounts with regard to blue sky compliance and the reporting of such transactions and accounts to the Fund as provided above.
      F.  Other Duties
          (1) The Company shall answer correspondence from Shareholders relating to their Share accounts and such other correspondence as may from time to time be addressed to the Company;
          (2) The Company shall prepare Shareholder meeting lists, mail proxy cards and other material supplied to it by the Fund in connection with Shareholder Meetings of each Fund; receive, examine and tabulate returned proxies, and certify the vote of the Shareholders;
          (3) The Company shall establish and maintain facilities and procedures for safekeeping of stock certificates, check forms and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms and devices.
Article 6. Duties of the Trust.
      A.  Compliance
       The Trust or Fund assume full responsibility for the preparation,


       contents and distribution of their own and/or their classes' Prospectus and for complying with all applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), the 1940 Act and any laws, rules and regulations of government authorities having jurisdiction.
      B.  Share Certificates
       The Trust shall supply the Company with a sufficient supply of blank Share certificates and from time to time shall renew such supply upon request of the Company. Such blank Share certificates shall be properly signed, manually or by facsimile, if authorized by the Trust and shall bear the seal of the Trust or facsimile thereof; and notwithstanding the death, resignation or removal of any officer of the Trust authorized to sign certificates, the Company may continue to countersign certificates which bear the manual or facsimile signature of such officer until otherwise directed by the Trust.
      C.  Distributions
       The Fund shall promptly inform the Company of the declaration of any dividend or distribution on account of any Fund's shares.
Article 7. Compensation and Expenses.
      A.  Annual Fee
       For performance by the Company pursuant to Section Two of this Agreement, the Trust and/or the Fund agree to pay the Company an annual maintenance fee for each Shareholder account as agreed upon between the parties and as may be added to or amended from time to time. Such fees may be changed from time to time subject to written agreement between the Trust and the Company. Pursuant to information in the Fund Prospectus or other information or instructions from the Fund, the Company may sub-divide any Fund into Classes or other sub-components for recordkeeping purposes. The Company will charge the Fund the same fees for each such Class or sub-component the same as if each were a Fund.
      B.  Reimbursements
       In addition to the fee paid under Article 7A above, the Trust and/or Fund agree to reimburse the Company for out-of-pocket expenses or advances incurred by the Company for the items agreed upon between the parties, as may be added to or amended from time to time. In addition, any other expenses incurred by the Company at the request or with the consent of the Trust and/or the Fund, will be reimbursed by the appropriate Fund.
      C.  Payment
          The compensation and out-of-pocket expenses shall be accrued by the Fund and shall be paid to the Company no less frequently than monthly, and shall be paid daily upon request of the Company. The Company will maintain detailed information about the compensation and out-of-pocket expenses by Fund and Class.
      D. Any schedule of compensation agreed to hereunder, as may be adjusted from time to time, shall be dated and signed by a duly authorized officer of the Trust and/or the Funds and a duly authorized officer of the Company.
Article 8. Assignment of Shareholder Recordkeeping.
   Except as provided below, no right or obligation under this Section Two may be assigned by either party without the written consent of the other party.
      A. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.


      B. The Company may without further consent on the part of the Trust subcontract for the performance hereof with (A) State Street Bank and its subsidiary, Boston Financial Data
          Services, Inc., a Massachusetts Trust ("BFDS"), which is duly registered as a transfer agent pursuant to Section 17A(c)(1) of the Securities Exchange Act of 1934, as amended, or any succeeding statute ("Section 17A(c)(1)"), or (B) a BFDS subsidiary duly registered as a transfer agent pursuant to
          Section 17A(c)(1), or (C) a BFDS affiliate, or (D) such other provider of services duly registered as a transfer agent under
          Section 17A(c)(1) as Company shall select; provided, however, that the Company shall be as fully responsible to the Trust for the acts and omissions of any subcontractor as it is for its own acts and omissions; or
      C. The Company shall upon instruction from the Trust subcontract for the performance hereof with an Agent selected by the Trust, other than BFDS or a provider of services selected by Company, as described in (2) above; provided, however, that the Company shall in no way be responsible to the Trust for the acts and omissions of the Agent.
SECTION THREE: Custody Services Procurement.
Article 9.  Appointment.
   The Trust hereby appoints Company as its agent to evaluate and obtain custody services from a financial institution that (i) meets the criteria established in Section 17(f) of the 1940 Act and (ii) has been approved by the Board as eligible for selection by the Company as a custodian (the "Eligible Custodian"). The Company accepts such appointment.
Article 10. The Company and Its Duties.
   Subject to the review, supervision and control of the Board, the


Company shall:
      A. evaluate the nature and the quality of the custodial services provided by the Eligible Custodian;
      B. employ the Eligible Custodian to serve on behalf of the Trust as Custodian of the Trust's assets substantially on the terms set forth as the form of agreement in Exhibit 2;
      C. negotiate and enter into agreements with the Custodians for the benefit of the Trust, with the Trust as a party to each such agreement. The Company shall not be a party to any agreement with any such Custodian;
      D. establish procedures to monitor the nature and the quality of the services provided by the Custodians;
      E. continuously monitor the nature and the quality of services provided by the Custodians; and
      F. periodically provide to the Trust (i) written reports on the activities and services of the Custodians; (ii) the nature and amount of disbursement made on account of the Trust with respect to each custodial agreement; and (iii) such other information as the Board shall reasonably request to enable it to fulfill its duties and obligations under Sections 17(f) and 36(b) of the 1940 Act and other duties and obligations thereof.
Article 11. Fees and Expenses.
      A.  Annual Fee
          For the performance by the Company pursuant to Section Three of this Agreement, the Trust and/or the Fund agree to pay the Company an annual fee as agreed upon between the parties.
      B.  Reimbursements
       In addition to the fee paid under Section 11A above, the Trust and/or Fund agree to reimburse the Company for out-of-pocket expenses or advances incurred by the Company for the items agreed upon between the parties, as may be added to or amended from time to time. In addition, any other expenses incurred by the Company at the request or with the consent of the Trust and/or the Fund, will be reimbursed by the appropriate Fund.
      C.  Payment
          The compensation and out-of-pocket expenses shall be accrued by the Fund and shall be paid to the Company no less frequently than monthly, and shall be paid daily upon request of the Company. The Company will maintain detailed information about the compensation and out-of-pocket expenses by Fund.
      D. Any schedule of compensation agreed to hereunder, as may be adjusted from time to time, shall be dated and signed by a duly authorized officer of the Trust and/or the Funds and a duly authorized officer of the Company.
Article 12. Representations.
   The Company represents and warrants that it has obtained all required approvals from all government or regulatory authorities necessary to enter into this arrangement and to provide the services contemplated in Section Three of this Agreement.
SECTION FOUR: General Provisions.
Article 13. Documents.
      A. In connection with the appointment of the Company under this Agreement, the Trust shall file with the Company the following documents:
          (1) A copy of the Charter and By-Laws of the Trust and all amendments thereto;
          (2) A copy of the resolution of the Board of the Trust


               authorizing this Agreement;
          (3) Specimens of all forms of outstanding Share certificates of the Trust or the Funds in the forms approved by the Board of the Trust with a certificate of the Secretary of the Trust as to such approval;
          (4) All account application forms and other documents relating to Shareholders accounts; and
          (5) A copy of the current Prospectus for each Fund.
      B. The Fund will also furnish from time to time the following documents:
          (1) Each resolution of the Board of the Trust authorizing the original issuance of each Fund's, and/or Class's Shares;
          (2) Each Registration Statement filed with the SEC and amendments thereof and orders relating thereto in effect with respect to the sale of Shares of any Fund, and/or Class;
          (3) A certified copy of each amendment to the governing document and the By-Laws of the Trust;
          (4) Certified copies of each vote of the Board authorizing officers to give Proper Instructions to the Custodian and agents for fund accountant, custody services procurement, and shareholder recordkeeping or transfer agency services;
          (5) Specimens of all new Share certificates representing
               Shares of any Fund, accompanied by Board resolutions approving such forms;
          (6) Such other certificates, documents or opinions which the Company may, in its discretion, deem necessary or appropriate in the proper performance of its duties; and
          (7) Revisions to the Prospectus of each Fund.


Article 14. Representations and Warranties.
      A.  Representations and Warranties of the Company
       The Company represents and warrants to the Trust that:
          (1) It is a business trust duly organized and existing and in good standing under the laws of the State of Delaware.
          (2) It is duly qualified to carry on its business in the State of Delaware.
          (3) It is empowered under applicable laws and by its charter and by-laws to enter into and perform this Agreement.
          (4) All requisite corporate proceedings have been taken to authorize it to enter into and perform its obligations under this Agreement.
          (5) It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.
          (6) It is in compliance with federal securities law requirements and in good standing as a transfer agent.
      B.  Representations and Warranties of the Trust
       The Trust represents and warrants to the Company that:
          (1) It is an investment company duly organized and existing and in good standing under the laws of its state of organization;
          (2) It is empowered under applicable laws and by its Charter and By-Laws to enter into and perform its obligations under this Agreement;
          (3) All corporate proceedings required by said Charter and By-Laws have been taken to authorize it to enter into and perform its obligations under this Agreement;
          (4) The Trust is an open-end investment company registered under the 1940 Act; and
          (5) A registration statement under the 1933 Act will be effective, and appropriate state securities law filings have been made and will continue to be made, with respect to all Shares of each Fund being offered for sale.
Article 15. Standard of Care and Indemnification.
      A.  Standard of Care
       The Company shall be held to a standard of reasonable care in carrying out the provisions of this Contract. The Company shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Trust) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice, provided that such action is not in violation of applicable federal or state laws or regulations, and is in good faith and without negligence.
      B.  Indemnification by Trust
       The Company shall not be responsible for and the Trust or Fund shall indemnify and hold the Company, including its officers, directors, shareholders and their agents employees and affiliates, harmless against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising out of or attributable to:
          (1) The acts or omissions of any Custodian, Adviser, Sub-adviser or other party contracted by or approved by the Trust or Fund,
          (2) The reliance on or use by the Company or its agents or subcontractors of information, records and documents in proper form which
               (a) are received by the Company or its agents or


                   subcontractors and furnished to it by or on behalf of the Fund, its Shareholders or investors regarding the purchase, redemption or transfer of Shares and Shareholder account information;
               (b) are received by the Company from independent pricing
                   services or sources for use in valuing the assets of the Funds; or
               (c) are received by the Company or its agents or
                   subcontractors from Advisers, Sub-advisers or other third parties contracted by or approved by the Trust of Fund for use in the performance of services under this Agreement;
               (d) have been prepared and/or maintained by the Fund or
                   its affiliates or any other person or firm on behalf of the Trust.
          (3) The reliance on, or the carrying out by the Company or its agents or subcontractors of Proper Instructions of the Trust or the Fund.
          (4) The offer or sale of Shares in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state that such Shares be registered in such state or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of such Shares in such state.
             Provided, however, that the Company shall not be protected by this Article 15.A. from liability for any act or omission resulting from the Company's willful misfeasance, bad faith, negligence or reckless disregard of its duties of failure to meet the standard of care set forth in 15.A.
             above.
      C.  Reliance
       At any time the Company may apply to any officer of the Trust or Fund for instructions, and may consult with legal counsel with respect to any matter arising in connection with the services to be performed by the Company under this Agreement, and the Company and its agents or subcontractors shall not be liable and shall be indemnified by the Trust or the appropriate Fund for any action reasonably taken or omitted by it in reliance upon such instructions or upon the opinion of such counsel provided such action is not in violation of applicable federal or state laws or regulations. The Company, its agents and subcontractors shall be protected and indemnified in recognizing stock certificates which are reasonably believed to bear the proper manual or facsimile signatures of the officers of the Trust or the Fund, and the proper countersignature of any former transfer agent or registrar, or of a co-transfer agent or co-registrar.
      D.  Notification
       In order that the indemnification provisions contained in this
       Article 15 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party's prior written consent.
Article 16. Termination of Agreement.
   This Agreement may be terminated by either party upon one hundred twenty (120) days written notice to the other. Should the Trust exercise its rights to terminate, all out-of-pocket expenses associated with the movement of records and materials will be borne by the Trust or the appropriate Fund. Additionally, the Company reserves the right to charge for any other reasonable expenses associated with such termination. The provisions of Article 15 shall survive the termination of this Agreement.
Article 17. Amendment.
   This Agreement may be amended or modified by a written agreement executed by both parties.
Article 18. Interpretive and Additional Provisions.
   In connection with the operation of this Agreement, the Company and the Trust may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement. Any such interpretive or additional provisions shall be in a writing signed by both parties and shall be annexed hereto, provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of the Charter. No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.
Article 19. Governing Law.
   This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts
Article 20. Notices.


   Except as otherwise specifically provided herein, Notices and other writings delivered or mailed postage prepaid to the Trust at Federated Investors Tower, Pittsburgh, Pennsylvania, 15222-3779, or to the Company at Federated Investors Tower, Pittsburgh, Pennsylvania, 15222-3779, or to such other address as the Trust or the Company may hereafter specify, shall be deemed to have been properly delivered or given hereunder to the respective address.
Article 21. Counterparts.
   This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.
Article 22. Limitations of Liability of Trustees and Shareholders of
                 the Trust.
   The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by an authorized officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Agreement are not binding upon any of the Trustees or Shareholders of the Trust, but bind only the appropriate property of the Fund, or Class, as provided in the Declaration of Trust.
Article 23. Limitations of Liability of Trustees and Shareholders of
                 the Company.
   The execution and delivery of this Agreement have been authorized by the Trustees of the Company and signed by an authorized officer of the Company, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, and the obligations of this Agreement are not binding upon any of the Trustees or Shareholders of the Company, but bind only the property of the Company as provided in the Declaration of Trust.
Article 24. Assignment.
   This Agreement and the rights and duties hereunder shall not be assignable with respect to the Trust or the Funds by either of the parties hereto except by the specific written consent of the other party.
Article 25. Merger of Agreement.
   This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject hereof whether oral or written.
Article 26. Successor Agent.
   If a successor agent for the Trust shall be appointed by the Trust, the Company shall upon termination of this Agreement deliver to such successor agent at the office of the Company all properties of the Trust held by it hereunder. If no such successor agent shall be appointed, the Company shall at its office upon receipt of Proper Instructions deliver such properties in accordance with such instructions.
   In the event that no written order designating a successor agent or Proper Instructions shall have been delivered to the Company on or before the date when such termination shall become effective, then the Company shall have the right to deliver to a bank or trust company, which is a "bank" as defined in the 1940 Act, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $2,000,000, all properties held by the Company under this Agreement. Thereafter, such bank or trust company shall be the successor of the Company under this Agreement.
Article 27. Force Majeure.
   The Company shall have no liability for cessation of services hereunder or any damages resulting therefrom to the Fund as a result of work stoppage, power or other mechanical failure, natural disaster, governmental action, communication disruption or other impossibility of performance.
Article 28. Assignment; Successors.
   This Agreement shall not be assigned by either party without the prior written consent of the other party, except that either party may assign to a successor all of or a substantial portion of its business, or to a party controlling, controlled by, or under common control with such party. Nothing in this Article 28 shall prevent the Company from delegating its responsibilities to another entity to the extent provided herein.
Article 29. Severability.
   In the event any provision of this Agreement is held illegal, void or unenforceable, the balance shall remain in effect.
   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.


ATTEST:                                   INVESTMENT COMPANIES
                                          (listed on Exhibit 1)

/s/ John W. McGonigle                     By:  /s/ John F. Donahue
                     -------                 --                   ---
John W. McGonigle                         John F. Donahue
Secretary                                 Chairman

ATTEST:                                   FEDERATED SERVICES COMPANY


/s/ Jeannette Fisher-Garber               By: /s/ James J. Dolan
                                             -                  -----
Jeannette Fisher-Garber                   James J. Dolan
Secretary                                 President

--------------------------------------------------------------------------------
FEDERATED
--------------------------------------------------------------------------------
EXCHANGE
--------------------------------------------------------------------------------
FUND, LTD.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ANNUAL REPORT
TO SHAREHOLDERS
DECEMBER 31, 1994

FEDERATED SECURITIES CORP.
(LOGO)
---------------------------------------------

      Distributor

      A subsidiary of FEDERATED INVESTORS

      FEDERATED INVESTORS TOWER
      PITTSBURGH, PA 15222-3779


      314175100
      8020104 (2/95)

PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------

Dear Shareholder:

I am pleased to present the Annual Report to Shareholders for Federated Exchange Fund, Ltd. (the "Fund") for the twelve-month period ended December 31, 1994. The report begins with an Investment Review by the portfolio manager, and is followed by a complete listing of the Fund's Financial Statements.

The Fund remained highly diversified in common stocks across 11 different industries. Many of these stocks are issued by companies that are household names, such as Chrysler, Ford, General Motors, Mattel, Reebok, Sears, Chevron, Citicorp, Bristol-Meyers, and IBM. In addition to stocks, the Fund was invested in convertible securities and a repurchase agreement.

During the twelve-month reporting period, the Fund paid dividends of $1.14 per share, and capital gain distributions of $1.20 per share, for a total distribution to you of $2.34 per share. Reflecting the rising interest rate environment, which tended to impact all financial markets, the net asset value of your shares decreased from $71.39 on the first day of the period to $68.84 on the last day of the period. Total Fund assets stood at $81.4 million at the end of the period.

Thank you for your confidence in Federated Exchange Fund, Ltd. We will continue to keep you informed about your investment. As always, we welcome your questions, comments, or suggestions. Simply call Federated Investors Services Department at 1-800-245-2423 and ask to speak with one of the Fund's representatives.

Sincerely,

John F. Donahue
President
February 15, 1995


INVESTMENT REVIEW
--------------------------------------------------------------------------------

The fourth quarter of 1994 proved to be difficult for U.S. equity fund managers. While the Standard & Poors' 500 Index* ("S&P 500") showed little change, with a total return of (0.02%)* for the quarter, the average stock fund recorded a (1.28%) total return, reflecting continuing unfavorable breadth, as there were more stocks declining than advancing. Breadth began to erode in the first quarter of 1994, and for the year the average stock fund's total return was (1.69%) vs. 1.31% for the S&P 500. After showing positive relative performance in the first nine months of 1994, the Fund underperformed in the fourth quarter. For the year, the Fund recorded a total return of (0.30%).** The average "Growth and Income" fund's 1994 total return was (0.94%).***

The U.S. economy continued to show strong growth in the fourth quarter of 1994 with real Gross Domestic Product ("GDP") up an estimated 4% plus (annual rate), lead by capital spending and exports. Consumer spending continues to be strong supported by employment gains, although spending on consumer durables such as autos and housing, may be plateauing, as higher interest rates have begun to impact these areas. Many commodity prices have risen sharply, although overall inflation does not yet appear to be a problem, remaining in the area of 3% per year. The Federal Reserve Board, (the "Fed") obviously, is less confident, about inflation in 1995, and would like to see real GDP growth slow to a more sustainable 2.5% rate. Thus, one of the big events of the fourth quarter was the further tightening of monetary policy by the Fed in November, boosting the Fed funds rate by 3/4% to 5.5% compared to 3% a year ago. A further boost in short rates in 1995 cannot be ruled out. We believe that U.S. economic growth will slow eventually in 1995, and that a "soft landing" is possible. In this environment, we believe that earnings may rise 10 to 12% in 1995.

By any historic measure such as absolute dividend yields, price to book ratios or trailing P/Es the market is by no means inexpensive. However, if the economy slows without going into recession, these levels of valuation are sustainable. We believe that this scenario is intact, but given the fact that the markets will be "fighting the Fed" investors should be prepared for higher levels of volatility in 1995 than they saw in 1994. The Fund's management believes that this environment offers opportunities, but also calls for increased selectivity.

Current areas of emphasis in the Fund's portfolio include the consumer durables and technology. In consumer durables, the auto stocks appear extremely attractive due to low valuations and continued strong earnings gains. The Fund currently holds both Chrysler and Ford. In technology, defense related companies appear cheap and continue to cut cost and improve margins. The Fund currently holds Martin Marietta, Raytheon, and Rockwell International. The Fund continues to be underweighted in the utility and consumer services sectors.


  * This index is unmanaged.

 ** Performance quoted represents past performance. Investment return and principal value will fluctuate, so that an investors shares, when redeemed, may be worth more or less than their original cost.

*** Lipper Growth and Income Funds Average.


FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------

          GROWTH OF $10,000 INVESTED IN FEDERATED EXCHANGE FUND, LTD.

     The graph below illustrates the hypothetical investment of $10,000 in Federated Exchange Fund, Ltd. (the "Fund") from December 31, 1984, to December 31, 1994 compared to the Standard and Poors' 500 Index (S&P 500)+ and the Lipper Growth and Income Funds Average (LGIFA)++.


Graphic representation omitted see Appendix A.




                      AVERAGE ANNUAL TOTAL RETURN FOR THE
                         PERIOD ENDED DECEMBER 31, 1994
         1 Year.........................................................  (.30%)
         5 Year.........................................................  8.52%


         10 Year........................................................ 12.45%
         Start of Performance (January 1, 1977)......................... 12.73%

PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE. YOUR INVESTMENT RETURN AND PRINCIPAL VALUE WILL FLUCTUATE SO THAT WHEN SHARES ARE REDEEMED THEY MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.

THIS REPORT MUST BE PRECEDED OR ACCOMPANIED BY THE FUND'S PROSPECTUS DATED SEPTEMBER 2, 1976, AND, TOGETHER WITH THE FINANCIAL STATEMENTS CONTAINED THEREIN, CONSTITUTES THE FUND'S ANNUAL REPORT.

 * The Fund's performance assumes the reinvestment of all dividends and distributions. The S&P 500 and LGIFA are adjusted to reflect reinvestment of dividends on securities in the index and average. The index and average are unmanaged.

 + The S&P 500 is not adjusted to reflect sales loads, expenses, or other fees that the Securities and Exchange Commission ("SEC") requires to be reflected in the funds performance.

++ The LGIFA is a compilation of mutual fund total returns reported to Lipper
   Analytical Services, Inc. Each fund is reported net of sales loads, expenses or other fees that the SEC requires to be reflected in the Fund's performance.


FEDERATED EXCHANGE FUND, LTD.
PORTFOLIO OF INVESTMENTS


DECEMBER 31, 1994
--------------------------------------------------------------------------------


  SHARES                                                                                   VALUE
----------        -------------------------------------------------------------------   -----------
COMMON STOCKS--93.7%
-------------------------------------------------------------------------------------
                  BASIC INDUSTRY--8.1%
                  -------------------------------------------------------------------
   19,700         Eastman Chemical Co.                                                  $   994,850
                  -------------------------------------------------------------------
   32,800         FMC Corp.                                                               1,894,200
                  -------------------------------------------------------------------
      700         Lubrizol Corp.                                                             23,712
                  -------------------------------------------------------------------
   35,100         Phelps Dodge Corp.                                                      2,171,812
                  -------------------------------------------------------------------
   74,000         Praxair, Inc.                                                           1,517,000
                  -------------------------------------------------------------------   -----------
                  Total                                                                   6,601,574
                  -------------------------------------------------------------------   -----------
                  CONSUMER DURABLES--12.2%
                  -------------------------------------------------------------------
   38,000         Chrysler Corp.                                                          1,862,000
                  -------------------------------------------------------------------
   39,000         Eastman Kodak Co.                                                       1,862,250
                  -------------------------------------------------------------------
   59,000         Ford Motor Co.                                                          1,652,000
                  -------------------------------------------------------------------


   64,300         General Motors Corp.                                                    2,475,550
                  -------------------------------------------------------------------
   82,150         Mattel, Inc.                                                            2,064,019
                  -------------------------------------------------------------------   -----------
                  Total                                                                   9,915,819
                  -------------------------------------------------------------------   -----------
                  CONSUMER NON-DURABLES--7.4%
                  -------------------------------------------------------------------
   29,900         Avon Products, Inc.                                                     1,786,525
                  -------------------------------------------------------------------
   39,000         Philip Morris Cos., Inc.                                                2,242,500
                  -------------------------------------------------------------------
   51,000         Reebok International, Ltd.                                              2,014,500
                  -------------------------------------------------------------------   -----------
                  Total                                                                   6,043,525
                  -------------------------------------------------------------------   -----------
                  CONSUMER SERVICES--5.7%
                  -------------------------------------------------------------------
   75,600         American Stores Co.                                                     2,031,750
                  -------------------------------------------------------------------
   56,800         Sears Roebuck and Co.                                                   2,612,800
                  -------------------------------------------------------------------   -----------
                  Total                                                                   4,644,550
                  -------------------------------------------------------------------   -----------





FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


  SHARES                                                                                   VALUE
----------        -------------------------------------------------------------------   -----------
COMMON STOCKS--CONTINUED
-------------------------------------------------------------------------------------
                  ENERGY--11.3%
                  -------------------------------------------------------------------
   62,700         Baker Hughes                                                          $ 1,144,275
                  -------------------------------------------------------------------
   47,000         Chevron Corp.                                                           2,097,375
                  -------------------------------------------------------------------
   27,300         Mapco, Inc.                                                             1,399,125
                  -------------------------------------------------------------------
   35,700         Texaco Inc.                                                             2,137,537
                  -------------------------------------------------------------------
  100,000         USX-Marathon Group                                                      1,637,500
                  -------------------------------------------------------------------
   20,061         Western Atlas, Inc.                                                       754,795
                  -------------------------------------------------------------------   -----------
                  Total                                                                   9,170,607
                  -------------------------------------------------------------------   -----------
                  FINANCE--9.6%
                  -------------------------------------------------------------------
   40,500         Bank of Boston Corp.                                                    1,047,938
                  -------------------------------------------------------------------
   25,900         Citicorp                                                                1,071,613
                  -------------------------------------------------------------------


   23,145         Dean Witter, Discover & Co.                                               784,037
                  -------------------------------------------------------------------
   13,400         First Interstate Bancorp                                                  906,175
                  -------------------------------------------------------------------
   33,000         Mellon Bank Corp.                                                       1,010,625
                  -------------------------------------------------------------------
   19,200         Nationsbank Corp.                                                         866,400
                  -------------------------------------------------------------------
   29,500         Providian Corp.                                                           910,812
                  -------------------------------------------------------------------
   36,266         Travelers, Inc.                                                         1,178,645
                  -------------------------------------------------------------------   -----------
                  Total                                                                   7,776,245
                  -------------------------------------------------------------------   -----------
                  HEALTH CARE--9.9%
                  -------------------------------------------------------------------
   38,800         American Home Products Corp.                                            2,434,700
                  -------------------------------------------------------------------
   37,000         Becton, Dickinson & Co.                                                 1,776,000
                  -------------------------------------------------------------------
   34,600         Bristol-Myers Squibb Co.                                                2,002,475
                  -------------------------------------------------------------------
   43,725         U.S. Healthcare, Inc.                                                   1,803,656
                  -------------------------------------------------------------------   -----------
                  Total                                                                   8,016,831
                  -------------------------------------------------------------------   -----------





FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


  SHARES                                                                                   VALUE
----------        -------------------------------------------------------------------   -----------
COMMON STOCKS--CONTINUED
-------------------------------------------------------------------------------------
                  INDUSTRIAL/MANUFACTURING--11.2%
                  -------------------------------------------------------------------
   18,500         Caterpillar, Inc.                                                     $ 1,019,813
                  -------------------------------------------------------------------
   11,700         Deere & Co.                                                               775,125
                  -------------------------------------------------------------------
   26,100         General Electric Co.                                                    1,331,100
                  -------------------------------------------------------------------
   22,161         Litton Industries, Inc.                                                   819,957
                  -------------------------------------------------------------------
   19,300         Loews Corp.                                                             1,676,688
                  -------------------------------------------------------------------
   31,752         Mine Safety Appliances Co.                                              1,428,840
                  -------------------------------------------------------------------
   41,700         Textron, Inc.                                                           2,100,638
                  -------------------------------------------------------------------   -----------
                  Total                                                                   9,152,161
                  -------------------------------------------------------------------   -----------
                  TECHNOLOGY--11.6%
                  -------------------------------------------------------------------
   18,700         Hewlett Packard Co.                                                     1,867,662
                  -------------------------------------------------------------------


   14,000         International Business Machines                                         1,029,000
                  -------------------------------------------------------------------
   44,000         Martin Marietta Corp.                                                   1,952,500
                  -------------------------------------------------------------------
   38,300         Raytheon Co.                                                            2,446,413
                  -------------------------------------------------------------------
   60,700         Rockwell International Corp.                                            2,170,025
                  -------------------------------------------------------------------   -----------
                  Total                                                                   9,465,600
                  -------------------------------------------------------------------   -----------
                  TRANSPORTATION--1.6%
                  -------------------------------------------------------------------
   58,900         Ryder Systems, Inc.                                                     1,295,800
                  -------------------------------------------------------------------   -----------
                  UTILITIES--5.1%
                  -------------------------------------------------------------------
   40,000         AT & T Corp.                                                            2,010,000
                  -------------------------------------------------------------------
   33,600         Enron Corp.                                                             1,024,800
                  -------------------------------------------------------------------
   60,800         MCI Communications Corp.                                                1,117,200
                  -------------------------------------------------------------------   -----------
                  Total                                                                   4,152,000
                  -------------------------------------------------------------------   -----------
                  TOTAL COMMON STOCKS (IDENTIFIED COST, $61,593,976)                     76,234,712
                  -------------------------------------------------------------------   -----------





FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


PRINCIPAL
 AMOUNT
OR SHARES                                                                                  VALUE
----------        -------------------------------------------------------------------   -----------
CONVERTIBLE SECURITIES--2.4%
-------------------------------------------------------------------------------------
                  CONSUMER NON-DURABLES--1.2%
                  -------------------------------------------------------------------
  165,000         RJR Nabisco Holdings, Pfd., Series C                                  $   990,000
                  -------------------------------------------------------------------   -----------
                  FINANCE--1.2%
                  -------------------------------------------------------------------
   52,000         Citicorp, Conv. Pfd., Series P, 8.25%                                     994,500
                  -------------------------------------------------------------------   -----------
                  TOTAL CONVERTIBLE SECURITIES (IDENTIFIED COST, $1,839,500)              1,984,500
                  -------------------------------------------------------------------   -----------
*REPURCHASE AGREEMENT--5.2%
-------------------------------------------------------------------------------------
$4,210,000        J.P. Morgan Securities, Inc., 6.05%, dated 12/30/94, due 1/3/95
                  (at amortized cost)                                                     4,210,000
                  -------------------------------------------------------------------   -----------
                  TOTAL INVESTMENTS (IDENTIFIED COST $67,643,476)                       $82,429,212+
                  -------------------------------------------------------------------   -----------




* The repurchase agreement is fully collateralized by U.S. government and/or agency obligations. The investment in the repurchase agreement is through participation in a joint account with other Federated funds.

 + The cost for federal tax purposes amounts to $67,643,476. The net unrealized appreciation of investments on a federal tax basis amounts to $14,785,736, which is comprised of $17,720,847 appreciation and $2,935,111 depreciation at December 31, 1994.

Note: The categories of investments are shown as a percentage of net assets
      ($81,377,017) at December 31, 1994.

(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1994
--------------------------------------------------------------------------------


ASSETS:
--------------------------------------------------------------------------------------
Investments, at value (identified cost and tax cost $67,643,476)                          $82,429,212
--------------------------------------------------------------------------------------
Cash                                                                                            4,220
--------------------------------------------------------------------------------------
Dividends and interest receivable                                                             212,253
--------------------------------------------------------------------------------------    -----------
    Total assets                                                                           82,645,685
--------------------------------------------------------------------------------------
LIABILITIES:
--------------------------------------------------------------------------------------
Distribution payable January 6, 1995 on shares requesting payment in cash--
--------------------------------------------------------------------------------------
    From net investment income ($0.32 per share)                            $  292,726
-------------------------------------------------------------------------
    From net realized gain on investment transactions ($1.20 per share)        939,120
-------------------------------------------------------------------------
Payable for shares of partnership interest redeemed                             16,914
-------------------------------------------------------------------------
Accrued expenses                                                                19,908
-------------------------------------------------------------------------   ----------
    Total liabilities                                                                       1,268,668
--------------------------------------------------------------------------------------    -----------
NET ASSETS for 1,182,060 shares of partnership interest                                   $81,377,017
--------------------------------------------------------------------------------------    -----------
NET ASSETS CONSIST OF:


--------------------------------------------------------------------------------------
Accumulated undistributed net realized gain on investments, less the excess of cost of partnership interest redeemed over proceeds from sales of partnership interest
(including shares issued to partners electing to receive payment of distributions
in shares)                                                                                $66,537,926
--------------------------------------------------------------------------------------
Unrealized appreciation of investments                                                     14,785,736
--------------------------------------------------------------------------------------
Undistributed net investment income                                                            53,355
--------------------------------------------------------------------------------------    -----------
    Total                                                                                 $81,377,017
--------------------------------------------------------------------------------------    -----------
NET ASSETS applicable to shares of partnership interest owned by:
--------------------------------------------------------------------------------------
Limited partners (1,164,457 shares)                                                       $80,165,167
--------------------------------------------------------------------------------------
Managing General partners--
--------------------------------------------------------------------------------------
  Managing partners (22 shares)                                                  1,514
-------------------------------------------------------------------------
  Non-managing general partner (17,581 shares)                               1,210,336      1,211,850
-------------------------------------------------------------------------   ----------    -----------
    Net Assets (1,182,060 shares)                                                         $81,377,017
--------------------------------------------------------------------------------------    -----------
NET ASSET VALUE and redemption price per share of partnership interest                         $68.84
--------------------------------------------------------------------------------------    -----------




(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1994
--------------------------------------------------------------------------------


INVESTMENT INCOME:
--------------------------------------------------------------------------------
Dividends                                                                           $ 2,283,896
--------------------------------------------------------------------------------
Interest                                                                                123,403
--------------------------------------------------------------------------------    -----------
     Total investment income                                                          2,407,299
--------------------------------------------------------------------------------    -----------
EXPENSES--
--------------------------------------------------------------------------------
Investment advisory fee                                                 $585,292
---------------------------------------------------------------------
Fees of managing general partners not affiliated with the investment
adviser                                                                   43,002
---------------------------------------------------------------------
Administrative personnel and service fee                                 145,638
---------------------------------------------------------------------
Custodian and portfolio accounting fees                                   65,124
---------------------------------------------------------------------
Transfer and dividend disbursing agent fees and expenses                  22,472
---------------------------------------------------------------------
Auditing fees                                                             19,568
---------------------------------------------------------------------
Legal fees                                                                 8,497
---------------------------------------------------------------------
Printing and postage                                                       7,470
---------------------------------------------------------------------


Local taxes                                                               16,708
---------------------------------------------------------------------
Insurance                                                                  5,266
---------------------------------------------------------------------
Registration fees                                                            208
---------------------------------------------------------------------
Shareholder services fee                                                  71,901
---------------------------------------------------------------------
Miscellaneous                                                              1,287
---------------------------------------------------------------------   --------
     Total expenses                                                                     992,433
--------------------------------------------------------------------------------    -----------
          Net investment income                                                       1,414,866
--------------------------------------------------------------------------------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
--------------------------------------------------------------------------------
     Net realized gain (loss) on investments (identified cost basis)--                5,307,218
--------------------------------------------------------------------------------
     Net change in unrealized appreciation (depreciation) on investments             (6,996,355)
--------------------------------------------------------------------------------    -----------
          Net realized and unrealized gain (loss) on investments                     (1,689,137)
--------------------------------------------------------------------------------    -----------
               Change in net assets resulting from operations                       $  (274,271)
--------------------------------------------------------------------------------    -----------




(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.
STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------


                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                       1994             1993
                                                                   -----------     ------------
INCREASE (DECREASE) IN NET ASSETS:
----------------------------------------------------------------
OPERATIONS--
----------------------------------------------------------------
Net investment income                                              $ 1,414,866     $  1,437,832
----------------------------------------------------------------
Net realized gain on investment transactions ($3,740,852 and
$2,726,450, respectively, as computed for federal income tax
purposes)                                                            5,307,218        5,865,570
----------------------------------------------------------------
Change in unrealized appreciation of investments                    (6,996,355)       2,529,035
----------------------------------------------------------------   -----------     ------------
     Change in net assets resulting from operations                   (274,271)       9,832,437
----------------------------------------------------------------   -----------     ------------
DISTRIBUTIONS TO PARTNERS
----------------------------------------------------------------
Distributions to partners from net investment income                (1,361,721)      (1,472,885)
----------------------------------------------------------------
Distributions to partners from net realized gain on investment
transactions                                                        (1,407,972)        (874,647)
----------------------------------------------------------------   -----------     ------------


     Change in net assets from distributions to partners            (2,769,693)      (2,347,532)
----------------------------------------------------------------   -----------     ------------
TRANSACTIONS IN SHARES OF PARTNERSHIP INTEREST
----------------------------------------------------------------
Cost of shares of partnership interest redeemed                     (5,296,494)     (10,731,004)
----------------------------------------------------------------
Net asset value of shares issued or issuable to partners
electing to receive payment of distributions in shares                 768,903          644,148
----------------------------------------------------------------   -----------     ------------
     Change in net assets from transactions in shares of
     partnership interest                                           (4,527,591)     (10,086,856)
----------------------------------------------------------------   -----------     ------------
          Change in net assets                                      (7,571,555)      (2,601,951)
----------------------------------------------------------------
NET ASSETS:
----------------------------------------------------------------
Beginning of period                                                 88,948,572       91,550,523
----------------------------------------------------------------   -----------     ------------
End of period (including undistributed net investment income
of $53,355 and $210, respectively)                                 $81,377,017     $ 88,948,572
----------------------------------------------------------------   -----------     ------------




(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)


                                                                YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                   1994       1993       1992       1991       1990
                                                  -------    -------    -------    -------    -------
NET ASSET VALUE, BEGINNING OF PERIOD               $71.39     $65.83     $61.65     $50.56     $54.93
-----------------------------------------------
INCOME FROM INVESTMENT OPERATIONS
-----------------------------------------------
  Net investment income                              1.18       1.13       1.36       1.16       1.46
-----------------------------------------------
  Net realized and unrealized gain (loss) on
  investments                                       (1.39)      6.30       5.57      12.62      (3.86)
-----------------------------------------------   -------    -------    -------    -------    -------
  Total from investment operations                  (0.21)      7.43       6.93      13.78      (2.40)
-----------------------------------------------   -------    -------    -------    -------    -------
LESS DISTRIBUTIONS
-----------------------------------------------
  Dividends to partners from net investment
  income                                            (1.14)     (1.16)     (1.38)     (1.15)     (1.51)
-----------------------------------------------
  Distributions to partners from net realized
  gain on investment transactions                   (1.20)     (0.71)     (1.37)     (1.54)     (0.46)
-----------------------------------------------   -------    -------    -------    -------    -------
TOTAL DISTRIBUTIONS                                 (2.34)     (1.87)     (2.75)     (2.69)     (1.97)
-----------------------------------------------   -------    -------    -------    -------    -------
NET ASSET VALUE, END OF PERIOD                     $68.84     $71.39     $65.83     $61.65     $50.56


-----------------------------------------------   -------    -------    -------    -------    -------
TOTAL RETURN*                                        (.30%)    11.31%     11.38%     27.42%     (4.43%)
-----------------------------------------------
RATIOS TO AVERAGE NET ASSETS
-----------------------------------------------
  Expenses                                           1.15%      1.15%      1.11%      1.12%      1.07%
-----------------------------------------------
  Net investment income                              1.63%      1.59%      2.13%      1.97%      2.76%
-----------------------------------------------
SUPPLEMENTAL DATA
-----------------------------------------------
  Net assets, end of period (000 omitted)         $81,377    $88,949    $91,551    $90,503    $79,114
-----------------------------------------------
  Portfolio turnover rate                              23%        26%        47%        54%        61%
-----------------------------------------------




* Based on net asset value which does not reflect the sales load or contingent deferred sales charge, if applicable.

(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------

(1) ORGANIZATION

Federated Exchange Fund, Ltd. (the "Fund") is a limited partnership formed under The Uniform Limited Partnership Act of California and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Pursuant to the Fund's Partnership Agreement, all partnership interests, whether of a limited partner or a general partner, are represented by shares of the same class.

(2) SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.


A.    INVESTMENT COSTS--The Fund's initial portfolio was acquired on January 1, 1977, in an exchange of Fund shares of partnership interest for securities deposited by investors.
      The federal income tax cost of the securities is based on the individual investor's tax cost basis immediately prior to the exchange, or if acquired subsequently the Fund's purchase cost.

B.    INVESTMENT VALUATIONS--Listed equity securities are valued at the last sale price reported on national securities exchanges. Unlisted securities and short-term securities are generally valued at the prices provided by an independent pricing service.
      Short-term securities with remaining maturities of sixty days or less at the time of purchase may be valued at amortized cost, which approximates fair market value.

C.    REPURCHASE AGREEMENTS--It is the policy of the Fund to require the custodian bank to take possession, to have legally segregated in the Federal Reserve Book Entry System, or to have segregated within the custodian bank's vault, all securities held as collateral in support of repurchase agreement investments. Additionally, procedures have been established by the Fund to monitor, on a daily basis, the market value of each repurchase agreement's underlying collateral to ensure that the value of collateral at least equals the principal amount of the repurchase agreement, including accrued interest.

      The Fund will only enter into repurchase agreements with banks and other recognized financial institutions, such as broker/dealers, which are deemed by the Fund's adviser to be creditworthy pursuant to guidelines established by the Managing General Partners.
      Risks may arise from the potential inability of counterparties to honor the terms of the repurchase agreement. Accordingly, the Fund could receive less than the repurchase price on the sale of collateral securities.







FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


D.    INVESTMENT INCOME AND EXPENSES--Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income and expenses are accrued daily. Bond premium and discount, if applicable, are amortized as required by the Internal Revenue
      Code, as amended (the "Code").

E.    INCOME TAXES AND DISTRIBUTIONS TO PARTNERS--No provision is made by the Fund for federal or state taxes on the taxable income of the partnership because each partner is individually responsible for the payment of any taxes on his share of such taxable income. The Managing General Partners may distribute net investment income, exclusive of capital gains, to the holders of shares annually or at more frequent intervals. The
      Managing General Partners will determine annually what portion, if any, of the Fund's net realized capital gains will be distributed.




(3) SHARES OF PARTNERSHIP INTEREST

Transactions in shares of partnership interest were as follows:


                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1994        1993
                                                                           -------    --------
------------------------------------------------------------------------
Shares of partnership interest redeemed                                    (74,930)   (153,755)
------------------------------------------------------------------------
Shares issued or issuable to partners electing to receive payment of
distributions in shares                                                     11,082       9,050
------------------------------------------------------------------------   -------    --------
Net change resulting from partnership transactions                         (63,848)   (144,705)
------------------------------------------------------------------------   -------    --------




(4) INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

INVESTMENT ADVISORY FEE--Federated Advisers, the Fund's investment adviser (the "Adviser"), receives for its services an annual investment advisory fee. Such fee is paid daily based on annual rates of: (a) 0.55% of the average daily net assets of the Fund, and (b) 4.5% of the gross income of the Fund, excluding capital gains or losses. The Adviser may voluntarily choose to waive a portion of its fee. The Adviser can modify or terminate this voluntary waiver at any time at its sole discretion.

ADMINISTRATIVE FEE--Federated Administrative Services ("FAS") provides the Fund administrative personnel and services. Prior to March 1, 1994, these services were provided at approximate cost. Effective March 1, 1994, the FAS fee is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

SHAREHOLDER SERVICES FEE--Under the terms of a Shareholder Services Agreement with Federated Shareholder Services ("FSS"), the Fund will pay FSS up to .25 of 1% of average net assets of the Fund


FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------

for the period. This fee is to obtain certain personal services for shareholders and to maintain shareholder accounts.

TRANSFER AND DIVIDEND DISBURSING AGENT FEES--Federated Services Company ("FServ") serves as transfer and dividend disbursing agent for the Fund. The FServ fee is based on the size, type, and number of accounts and transactions by shareholders.

Certain of the Managing General Partners of the Fund are Officers and Directors or Trustees of the above corporations.

(5) INVESTMENT TRANSACTIONS

Purchases and sales of investments, excluding short-term securities, for the year ended December 31, 1994, were as follows:


-------------------------------------------------------------------------------
PURCHASES                                                           $18,937,688
-----------------------------------------------------------------   -----------
SALES                                                               $25,552,948
-----------------------------------------------------------------   -----------




In addition, investments having an aggregate market value of $4,875,875 at dates of distribution were distributed in payment for shares of partnership interest redeemed.


INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Partners of
FEDERATED EXCHANGE FUND, LTD.
(a Limited Partnership):

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Federated Exchange Fund, Ltd. as of December 31, 1994, the related statement of operations for the year then ended, the statement of changes in net assets for the years ended December 31, 1994 and 1993, and the financial highlights for each of the years in the five-year period ended December 31, 1994. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Federated Exchange Fund, Ltd. as of December 31, 1994, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE, LLP

Boston, Massachusetts
February 10, 1995


MANAGING                                       OFFICERS
GENERAL PARTNERS
--------------------------------------------------------------------------------
John F. Donahue                                John F. Donahue
Thomas G. Bigley                                 President
John T. Conroy, Jr.                            J. Christopher Donahue
William J. Copeland                              Vice President
James E. Dowd                                  Richard B. Fisher
Lawrence D. Ellis, M.D.                          Vice President
Edward L. Flaherty, Jr.                        Edward C. Gonzales
Peter E. Madden                                  Vice President and Treasurer
Gregor F. Meyer                                John W. McGonigle
Wesley W. Posvar                                 Vice President and Secretary
Marjorie P. Smuts                              David M. Taylor
                                                 Assistant Treasurer
NON-MANAGING GENERAL PARTNER                   Robert C. Rosselot
Exchange Fund Research Corp.                     Assistant Secretary




Mutual funds are not bank deposits or obligations, are not guaranteed by any bank, and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. Investment in mutual funds involves investment risk, including possible loss of principal.

This report is authorized for distribution to prospective investors only when preceded or accompanied by the Fund's prospectus which contains facts concerning its objective and policies, management fees, expenses and other information.


                               APPENDIX A



      The graphic presentation here displayed consists of a line graph titled "Growth of $10,000 Invested in Federated Exchange Fund, Ltd."
The corresponding components of the line graph are listed underneath. The Federated Exchange Fund, Ltd (the "Fund") is represented by a solid line. The Standard & Poor's 500 Index ("S&P 500") is represented by a dotted line. The Lipper Growth and Income Funds Average ("LGIFA") is represented by a broken line. The line graph is a visual representation of a comparison of change in value of a hypothetical $10,000 investment in the Fund and the ML1-3TR. The "x" axis reflects computation periods from December 31, 1984 through December 31, 1994. The "y" axis reflects the cost of the investment, ranging from $10,000 to $40,000. The right margin reflects the ending value of the hypothetical investment in the


Fund as compared to the S&P 500 and the LGIFA; the ending values are $32,313, $38,156 and $32,258, respectively.





--------------------------------------------------------------------------------
FEDERATED
--------------------------------------------------------------------------------
EXCHANGE
--------------------------------------------------------------------------------
FUND, LTD.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEMI-ANNUAL REPORT
TO SHAREHOLDERS
June 30, 1995

ESTABLISHED 1977

FEDERATED SECURITIES CORP.
(LOGO)
---------------------------------------------

      Distributor

      A subsidiary of FEDERATED INVESTORS



      FEDERATED INVESTORS TOWER

      PITTSBURGH, PA 15222-3779

      CUSIP 314175100
      8080107 (8/95)

PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------

Dear Shareholder:

I am pleased to present the Semi-Annual Report to shareholders for Federated Exchange Fund, Ltd. for the six-month period ended June 30, 1995. The Report begins with an investment review by the fund's manager, followed by a complete listing of the fund's portfolio and the financial statements.

The fund's portfolio consists of common stocks across the entire industrial spectrum. Many of these stocks are well-known, industrial giants, and on the last day of the reporting period included Eastman Kodak, Ford, GM, Mattel, Philip Morris, Reebok, Sears, Texaco, Bristol-Myers Squibb, Caterpillar, General Electric, DuPont, IBM, and AT&T.

I am very pleased to report that your fund recorded extremely strong performance during the period. Dividends paid to shareholders totaled $0.62 per share. In addition, the fund's net asset value increased substantially--from $68.84 on the first day of the period to $80.77 on the last day of the period. As a result, the fund's total return for the period was 18.28%.*



Thank you for your confidence in Federated Exchange Fund, Ltd. We will continue to keep you informed about your investment. As always, we welcome your questions, comments, or suggestions. Simply call Federated Investors Services Department at 1-800-245-2423 and ask to speak with one of the fund's representatives.

Sincerely,


John F. Donahue
President
August 15, 1995

* Past performance does not guarantee future results. Investment return and principal value will fluctuate, therefore, investor's shares, when redeemed, may be worth more or less than the original cost.


INVESTMENT REVIEW
--------------------------------------------------------------------------------
FEDERATED EXCHANGE FUND, LTD.
JUNE 1995

An Interview with Peter Anderson and Tim Keefe, Co-Portfolio Managers
Q
     Will you describe recent economic and market conditions that have influenced your management of Federated Exchange Fund?


A

PETER: The economy is slowing, as predicted by most economists and strategists. The first quarter real Gross Domestic Product ("GDP") growth was about 2.7% (annual rate). That's down substantially from the last two quarters of 1994, when GDP grew at a rate of over 4%--which was just too fast. The question now is: Will growth slow further and will earnings be impacted? The market has been concerned about this, and over the past few months less cyclical companies have been doing somewhat better than cyclicals. We still see good value in selected cyclicals because we don't think the economy shows any signs of going into a recession in the near future. Aggregate corporate profits were strong in the first quarter, and we expect that to continue, although some cyclical areas will be affected by a sluggish economy.

Q

     What impact have interest rates had on the stock market in recent months?

A
PETER: The long bond is now trading under 7.00%. It was as high as 8.15% in late 1994. Certainly this decline in long term interest rates has been an important factor in the strength of the stock market over the past six months, along with strong earnings growth. The debate among economists currently is whether the Federal Reserve Board will ease or maintain short rates at current levels over the next several months, but this will depend on how much the economy slows.

Q


     What effect has the weak U.S. dollar had upon your portfolio decisions?

A
TIM: Many U.S. companies have benefited from the weak dollar, those which are large exporters or have substantial international operations. This has been a factor in our fundamental analysis of companies over the past year or so. We have several holdings in companies which have substantial international revenues. For example, Hewlett-Packard Co. is very big overseas, with nearly $10 billion in sales in Europe alone last year. IBM is still getting more than half their income from outside the U.S., and General Electric Co. is also a very big player internationally. These companies can actually benefit from the weakness of the dollar.


--------------------------------------------------------------------------------

Q

     How has Federated Exchange Fund been performing?

A
PETER: From December 31, 1994 through June 30, 1995, Federated Exchange Fund had a total return of 18.28%. For the twelve months ended June 30, 1995, Federated Exchange Fund's total return was 19.58%.

Q

     What are the current investment themes in the portfolio?


A
PETER: The largest sector in the fund is finance. We're overweight in this area relative to the Standard & Poor's ("S&P") 500 Index. About 12.5% of the portfolio consisted of finance stocks at the end of June, 1995. The S&P 500 Index has a weighting of about 11% in finance.

TIM: We own several bank stocks such as Citicorp and Bank of Boston Corp. We also own Dean Witter, Discover & Co., which has a strong position in the credit card business. Travelers Group, Inc., a financial services conglomerate, which we have held for over three years, continues to do well. The financial sector has been doing well recently since these stocks are somewhat interest rate sensitive.

Q

     What technology stocks are in the portfolio?

A
PETER: Hewlett Packard Co. is still our biggest holding in this sector. The stock has performed well recently, after the company reported excellent first quarter earnings. We also have positions in some well-managed
"defense conglomerates" such as Raytheon Co. and Rockwell International Corp. Both have substantial non-defense businesses, which are doing very well.

TIM: One turnaround situation we have in information technology is IBM. The stock declined substantially from 1990-1993, but, about a year ago, actions taken by new management began to pay off. For the last four quarters, IBM's earnings have exceeded expectations.


Q

     What are your holdings in the industrial/manufacturing sector?

A
PETER: We're overweighted in this area. We own Caterpillar, Inc. and Deere & Co., both of which experienced a good first quarter. Textron, Inc. a conglomerate that's restructuring to enhance shareholder value, is our largest holding in this sector.


--------------------------------------------------------------------------------

Q

     What other new names are in the Fund?

A
TIM: One area that looks attractive is natural gas, and the recent purchase of Columbia Gas Systems, Inc. in the Fund is a natural gas play. Natural gas prices have been under pressure, but, on an asset value basis, the stock is very cheap. Enron Corp., another holding, is also a play in natural gas.

Q

     What about other recent additions to the Fund?

A


TIM: In the consumer services sector, we purchased Gannett, which owns USA TODAY, a daily publication that has finally turned profitable. USA TODAY is leveraging their consumer franchise, entering the international arena and adding services. The company features substantial leverage with continued growth, good cash flow and an excellent newspaper operation that's national in scope.

Eastman Chemical Co. is another recent purchase. A specialty chemical company, it is the world's leading manufacturer of PET [polyethylene terephthalate], a plastic used to make soda bottles and other packaging. It's capacity-constrained, and there is limited capacity coming on line. So, we don't think that the earnings have peaked on a cyclical or secular basis.

Q

     How do you view the outlook for various market sectors over the next 6 months?

A
PETER: Consumer-related stocks continue to be a difficult place to find attractive values. Manufacturing, technology, and finance stocks will probably be more rewarding, assuming a slowing economy doesn't eventually turn into a recession. We're still looking for companies that are well-run and shareholder-oriented, with a strategy for enhancing shareholder value. We want to buy these stocks when our quantitative disciplines indicate that they are attractively priced, I.E., undervalued.

Q
     That's a lot of good detail about the Fund. Is there anything else about your work that's new and interesting?

A
PETER: One of the things that we're doing that I think is significant is the fact that we're now able to do more fundamental research and company contact. We have added a number of analysts to our equity research group over the past year. Since fundamental analysis is an important part of our process, we can look at more companies in greater detail than ever before.


FEDERATED EXCHANGE FUND, LTD.

PORTFOLIO OF INVESTMENTS
JUNE 30, 1995 (UNAUDITED)
--------------------------------------------------------------------------------


  SHARES
VALUE
----------        --------------------------------------------------------------
-----   -----------
COMMON STOCKS--97.3%
--------------------------------------------------------------------------------
-----
                  BASIC INDUSTRY--7.3%
                  --------------------------------------------------------------
-----
   19,700         Eastman Chemical Co.
$ 1,172,150
                  --------------------------------------------------------------
-----
   29,800         FMC Corp.
2,004,050
                  --------------------------------------------------------------
-----
   29,000         Phelps Dodge Corp.
1,711,000
                  --------------------------------------------------------------
-----
   73,700         Praxair, Inc.
1,842,500
                  --------------------------------------------------------------


-----   -----------
                  Total
6,729,700
                  --------------------------------------------------------------
-----   -----------
                  CONSUMER--DURABLES--9.4%
                  --------------------------------------------------------------
-----
   35,500         Eastman Kodak Co.
2,152,188
                  --------------------------------------------------------------
-----
   52,500         Ford Motor Co.
1,561,875
                  --------------------------------------------------------------
-----
   59,300         General Motors Corp.
2,579,550
                  --------------------------------------------------------------
-----
   64,400         Mattel, Inc.
1,674,400
                  --------------------------------------------------------------
-----
   23,600         RJR Nabisco Holdings Corp.
657,850
                  --------------------------------------------------------------
-----   -----------
                  Total


8,625,863
                  --------------------------------------------------------------
-----   -----------
                  CONSUMER NON-DURABLES--9.1%
                  --------------------------------------------------------------
-----
   29,900         Avon Products, Inc.
2,003,300
                  --------------------------------------------------------------
-----
   36,000         IBP, Inc.
1,566,000
                  --------------------------------------------------------------
-----
   37,600         Philip Morris Cos., Inc.
2,796,500
                  --------------------------------------------------------------
-----
    8,000         PMI Group, Inc.
347,000
                  --------------------------------------------------------------
-----
   48,000         Reebok International, Ltd.
1,632,000
                  --------------------------------------------------------------
-----   -----------
                  Total
8,344,800
                  --------------------------------------------------------------


-----   -----------
                  CONSUMER SERVICES--6.0%
                  --------------------------------------------------------------
-----
   60,250         American Stores Co.
1,694,531
                  --------------------------------------------------------------
-----
   16,000         Gannett Co., Inc.
868,000
                  --------------------------------------------------------------
-----
   49,100         Sears Roebuck and Co.
2,939,863
                  --------------------------------------------------------------
-----   -----------
                  Total
5,502,394
                  --------------------------------------------------------------
-----   -----------





FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


  SHARES
VALUE
----------        --------------------------------------------------------------
-----   -----------
COMMON STOCKS--CONTINUED
--------------------------------------------------------------------------------
-----
                  ELECTRONIC TECHNOLOGY--4.8%
                  --------------------------------------------------------------
-----
   26,000         Intel Corp.
$ 1,646,125
                  --------------------------------------------------------------
-----
   43,900         Lockheed Martin Corp.
2,771,187
                  --------------------------------------------------------------
-----   -----------
                  Total
4,417,312
                  --------------------------------------------------------------
-----   -----------
                  ENERGY--9.4%
                  --------------------------------------------------------------
-----


   47,000         Chevron Corp.
2,191,375
                  --------------------------------------------------------------
-----
   27,300         Mapco, Inc.
1,583,400
                  --------------------------------------------------------------
-----
   31,100         Texaco Inc.
2,040,937
                  --------------------------------------------------------------
-----
  100,000         USX-Marathon Group
1,975,000
                  --------------------------------------------------------------
-----
   20,061         Western Atlas, Inc.
890,207
                  --------------------------------------------------------------
-----   -----------
                  Total
8,680,919
                  --------------------------------------------------------------
-----   -----------
                  ENERGY MINERALS--0.9%
                  --------------------------------------------------------------
-----
   23,000         Burlington Resources, Inc.
848,125


                  --------------------------------------------------------------
-----   -----------
                  FINANCE--12.4%
                  --------------------------------------------------------------
-----
   25,000         American Express Co.
878,125
                  --------------------------------------------------------------
-----
   40,500         Bank of Boston Corp.
1,518,750
                  --------------------------------------------------------------
-----
   31,097         Citicorp
1,799,739
                  --------------------------------------------------------------
-----
   23,145         Dean Witter, Discover & Co.
1,087,815
                  --------------------------------------------------------------
-----
   13,400         First Interstate Bancorp
1,075,350
                  --------------------------------------------------------------
-----
   33,000         Mellon Bank Corp.
1,373,625
                  --------------------------------------------------------------
-----


   19,200         Nationsbank Corp.
1,029,600
                  --------------------------------------------------------------
-----
   29,500         Providian Corp.
1,069,375
                  --------------------------------------------------------------
-----
   36,266         Travelers Group, Inc.
1,586,637
                  --------------------------------------------------------------
-----   -----------
                  Total
11,419,016
                  --------------------------------------------------------------
-----   -----------





FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


  SHARES
VALUE
----------        --------------------------------------------------------------
-----   -----------
COMMON STOCKS--CONTINUED
--------------------------------------------------------------------------------
-----
                  HEALTH CARE--7.4%
                  --------------------------------------------------------------
-----
   29,500         American Home Products Corp.
$ 2,282,563
                  --------------------------------------------------------------
-----
   37,000         Becton, Dickinson & Co.
2,155,250
                  --------------------------------------------------------------
-----
   34,400         Bristol-Myers Squibb Co.
2,343,500
                  --------------------------------------------------------------
-----   -----------
                  Total
6,781,313
                  --------------------------------------------------------------


-----   -----------
                  INDUSTRIAL/MANUFACTURING--10.0%
                  --------------------------------------------------------------
-----
   18,500         Caterpillar, Inc.
1,188,625
                  --------------------------------------------------------------
-----
   11,700         Deere & Co.
1,001,813
                  --------------------------------------------------------------
-----
   26,100         General Electric Co.
1,471,388
                  --------------------------------------------------------------
-----
   22,061         Litton Industries, Inc.
813,499
                  --------------------------------------------------------------
-----
   19,300         Loews Corp.
2,335,300
                  --------------------------------------------------------------
-----
   41,700         Textron, Inc.
2,423,812
                  --------------------------------------------------------------
-----   -----------
                  Total


9,234,437
                  --------------------------------------------------------------
-----   -----------
                  PROCESS INDUSTRIES--2.2%
                  --------------------------------------------------------------
-----
   29,800         Du Point (E.I.) de Nemours & Co.
2,048,750
                  --------------------------------------------------------------
-----   -----------
                  PRODUCER MANUFACTURING--1.5%
                  --------------------------------------------------------------
-----
   12,000         ITT Corp.
1,410,000
                  --------------------------------------------------------------
-----   -----------
                  TECHNOLOGY--9.3%
                  --------------------------------------------------------------
-----
   37,400         Hewlett Packard Co.
2,786,300
                  --------------------------------------------------------------
-----
   14,000         International Business Machines
1,344,000
                  --------------------------------------------------------------
-----
   28,700         Raytheon Co.


2,227,838
                  --------------------------------------------------------------
-----
   47,700         Rockwell International Corp.
2,182,275
                  --------------------------------------------------------------
-----   -----------
                  Total
8,540,413
                  --------------------------------------------------------------
-----   -----------
                  UTILITIES--7.6%
                  --------------------------------------------------------------
-----
   40,000         AT & T Corp.
2,125,000
                  --------------------------------------------------------------
-----
   75,000         Columbia Gas Systems, Inc.
2,381,250
                  --------------------------------------------------------------
-----





FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


SHARES OR
PRINCIPAL
  AMOUNT
VALUE
----------        --------------------------------------------------------------
-----   -----------
COMMON STOCKS--CONTINUED
--------------------------------------------------------------------------------
-----
                  UTILITIES--CONTINUED
                  --------------------------------------------------------------
-----
   33,600         Enron Corp.
$ 1,180,200
                  --------------------------------------------------------------
-----
   60,800         MCI Communications Corp.
1,337,600
                  --------------------------------------------------------------
-----   -----------
                  Total
7,024,050
                  --------------------------------------------------------------
-----   -----------
                  TOTAL COMMON STOCKS (IDENTIFIED COST, $64,472,195)


89,607,092
                  --------------------------------------------------------------
-----   -----------
CONVERTIBLE SECURITIES--1.8%
--------------------------------------------------------------------------------
-----
                  CONSUMER NON-DURABLES--1.1%
                  --------------------------------------------------------------
-----
  165,000         RJR Nabisco Holdings, Conv. Pfd., Series C
1,010,625
                  --------------------------------------------------------------
-----   -----------
                  FINANCE--0.7%
                  --------------------------------------------------------------
-----
   31,709         Citicorp, Conv. Pfd., Series P, 8.25%
642,107
                  --------------------------------------------------------------
-----   -----------
                  TOTAL CONVERTIBLE SECURITIES (IDENTIFIED COST, $1,540,208)
1,652,732
                  --------------------------------------------------------------
-----   -----------
*REPURCHASE AGREEMENT--0.2%
--------------------------------------------------------------------------------
-----
$ 145,000         J.P. Morgan Securities, Inc., 6.125%, dated 6/30/95, due
7/3/95


                  (AT AMORTIZED COST)
145,000
                  --------------------------------------------------------------
-----   -----------
                  TOTAL INVESTMENTS (IDENTIFIED COST $66,157,403) (A)
$91,404,824
                  --------------------------------------------------------------
-----   -----------




* The repurchase agreement is fully collateralized by U.S. government and/or agency obligations. The investment in the repurchase agreement is through participation in a joint account with other Federated funds.

(a) The cost for federal tax purposes amounts to $66,157,403. The net unrealized appreciation of investments on a federal tax basis amounts to $25,247,421, which is comprised of $25,635,266 appreciation and $387,845 depreciation at June 30, 1995.

Note: The categories of investments are shown as a percentage of net assets
      ($92,114,542) at June 30, 1995.

(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.

STATEMENT OF ASSETS AND LIABILITIES
JUNE 30, 1995 (UNAUDITED)
--------------------------------------------------------------------------------


ASSETS:
--------------------------------------------------------------------------------
Investments in securities, at value (identified and tax cost $66,157,403)
$91,404,824
--------------------------------------------------------------------------------
Cash
3,506
--------------------------------------------------------------------------------
Receivable for investments sold
1,603,476
--------------------------------------------------------------------------------
Income receivable
191,190
--------------------------------------------------------------------------------
-----------
     Total assets
93,202,996
--------------------------------------------------------------------------------
LIABILITIES:
--------------------------------------------------------------------------------
Payable for investments purchased                                       $797,750
---------------------------------------------------------------------
Distribution payable July 7, 1995, on shares requesting payment in cash--
---------------------------------------------------------------------
     From net investment income ($0.27 per share)                        238,271


---------------------------------------------------------------------
Payable for shares of partnership interest redeemed                       18,796
---------------------------------------------------------------------
Accrued expenses                                                          33,637
---------------------------------------------------------------------   --------
     Total liabilities
1,088,454
--------------------------------------------------------------------------------
-----------
NET ASSETS for 1,140,441 shares of partnership interest
$92,114,542
--------------------------------------------------------------------------------
-----------
NET ASSETS CONSIST OF:
--------------------------------------------------------------------------------
Accumulated undistributed net realized gain on investments, less the excess of cost of partnership interest redeemed over proceeds from sales of partnership interest (including shares issued to partners electing to receive payment of distributions in shares)
$66,831,133
--------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments
25,247,421
--------------------------------------------------------------------------------
Undistributed net investment income
35,988
--------------------------------------------------------------------------------
-----------
     Total Net Assets


$92,114,542
--------------------------------------------------------------------------------
-----------
NET ASSETS applicable to shares of partnership interest owned by:
--------------------------------------------------------------------------------
Limited partners (1,128,526 shares)
$91,152,156
--------------------------------------------------------------------------------
Managing General partners--
--------------------------------------------------------------------------------
  Managing partners (22 shares)                                            1,777
---------------------------------------------------------------------
  Non-managing general partner (11,893 shares)                           960,609
962,386
---------------------------------------------------------------------   --------
-----------
     Net Assets (1,140,441 shares)
$92,114,542
--------------------------------------------------------------------------------
-----------
NET ASSET VALUE and redemption price per share of partnership interest
$80.77
--------------------------------------------------------------------------------
-----------




(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.

STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
--------------------------------------------------------------------------------


INVESTMENT INCOME:
--------------------------------------------------------------------------------
Dividends
$ 1,111,116
--------------------------------------------------------------------------------
Interest
65,180
--------------------------------------------------------------------------------
-----------
     Total investment income
1,176,296
--------------------------------------------------------------------------------
-----------
EXPENSES--
--------------------------------------------------------------------------------
Investment advisory fee                                                 $291,041
---------------------------------------------------------------------
Fees of managing general partners not affiliated with the investment
adviser                                                                   21,061
---------------------------------------------------------------------
Administrative personnel and services fee                                 61,987
---------------------------------------------------------------------
Custodian and portfolio accounting fees                                   27,511
---------------------------------------------------------------------
Transfer and dividend disbursing agent fees and expenses                   7,011
---------------------------------------------------------------------


Auditing fees                                                              8,981
---------------------------------------------------------------------
Legal fees                                                                 5,330
---------------------------------------------------------------------
Printing and postage                                                       3,441
---------------------------------------------------------------------
Local taxes                                                                8,446
---------------------------------------------------------------------
Insurance premiums                                                         2,534
---------------------------------------------------------------------
Share registration costs                                                     120
---------------------------------------------------------------------
Shareholder services fee                                                  42,803
---------------------------------------------------------------------
Miscellaneous                                                                545
---------------------------------------------------------------------   --------
     Total expenses
480,811
--------------------------------------------------------------------------------
-----------
          Net investment income
695,485
--------------------------------------------------------------------------------
-----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
--------------------------------------------------------------------------------
Net realized gain (loss) on investments
3,335,554
--------------------------------------------------------------------------------


Net change in unrealized appreciation (depreciation) of investments
10,461,685
--------------------------------------------------------------------------------
-----------
     Net realized and unrealized gain (loss) on investments
13,797,239
--------------------------------------------------------------------------------
-----------
          Change in net assets resulting from operations
$14,492,724
--------------------------------------------------------------------------------
-----------




(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.

STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------


                                                               SIX MONTHS
                                                               ENDED JUNE
YEAR ENDED
                                                                30, 1995
DECEMBER 30,
                                                               (UNAUDITED)
1994
                                                               -----------     -
------------
INCREASE (DECREASE) IN NET ASSETS:
------------------------------------------------------------
OPERATIONS--
------------------------------------------------------------
Net investment income                                          $  695,485
$ 1,414,866
------------------------------------------------------------
Net realized gain (loss) on investment transactions
  ($3,335,554 net gain and $3,740,852 net gain,
respectively, as computed for federal income tax purposes)      3,335,554
5,307,218
------------------------------------------------------------
Net change in unrealized appreciation (depreciation)
of investments                                                 10,461,685
(6,996,355)
------------------------------------------------------------   ----------      -


------------
     Change in net assets resulting from operations            14,492,724
(274,271)
------------------------------------------------------------   ----------      -
------------
DISTRIBUTIONS TO PARTNERS--
------------------------------------------------------------
Distributions to partners from net investment income             (712,852 )
(1,361,721)
------------------------------------------------------------
Distributions to partners from net realized gains on
  investment transactions                                              --
(1,407,972)
------------------------------------------------------------   ----------      -
------------
     Change in net assets from distributions to partners         (712,852 )
(2,769,693)
------------------------------------------------------------   ----------      -
------------
TRANSACTIONS IN SHARES OF PARTNERSHIP INTEREST--
------------------------------------------------------------
Cost of shares of partnership interest redeemed                (3,200,179 )
(5,296,494)
------------------------------------------------------------
Net asset value of shares issued or issuable to partners
  electing to receive payment of distributions in shares          157,832
768,903
------------------------------------------------------------   ----------      -
------------


     Change in net assets from transactions in shares of
     partnership interest                                      (3,042,347 )
(4,527,591)
------------------------------------------------------------   ----------      -
------------
          Change in net assets                                 10,737,525
(7,571,555)
------------------------------------------------------------
NET ASSETS:
------------------------------------------------------------
Beginning of period                                            81,377,017
88,948,572
------------------------------------------------------------   ----------      -
------------
End of period (including undistributed net investment income
  of $35,988 and $53,355, respectively)                        $92,114,542
$81,377,017
------------------------------------------------------------   ----------      -
------------




(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)


                                      SIX MONTHS
                                      ENDED JUNE                      YEAR ENDED
DECEMBER 31,
                                       30, 1995        -------------------------
-----------------------------
                                      (UNAUDITED)       1994        1993
1992        1991        1990
                                      -----------      ------      ------      -
-----      ------      ------
NET ASSET VALUE, BEGINNING OF
  PERIOD                                $ 68.84        $71.39      $65.83
$61.65      $50.56      $54.93
-----------------------------------
INCOME FROM INVESTMENT OPERATIONS
-----------------------------------
  Net investment income                    0.61          1.18        1.13
1.36        1.16        1.46
-----------------------------------
  Net realized and unrealized gain
  (loss) on investments                   11.94         (1.39)       6.30
5.57       12.62       (3.86)
-----------------------------------    --------        ------      ------      -
-----      ------      ------
  Total from investment operations        12.55         (0.21)       7.43
6.93       13.78       (2.40)


-----------------------------------    --------        ------      ------      -
-----      ------      ------
LESS DISTRIBUTIONS
-----------------------------------
  Dividends to partners from net
  investment income                       (0.62)        (1.14)      (1.16)
(1.38)      (1.15)      (1.51)
-----------------------------------
  Distributions to partners from
  net realized gains on investment
  transactions                               --         (1.20)      (0.71)
(1.37)      (1.54)      (0.46)
-----------------------------------    --------        ------      ------      -
-----      ------      ------
  Total distributions                     (0.62)        (2.34)      (1.87)
(2.75)      (2.69)      (1.97)
-----------------------------------    --------        ------      ------      -
-----      ------      ------
NET ASSET VALUE, END OF PERIOD          $ 80.77        $68.84      $71.39
$65.83      $61.65      $50.56
-----------------------------------    --------        ------      ------      -
-----      ------      ------
TOTAL RETURN(A)                           18.28%         (.30%)     11.31%
11.38%      27.42%      (4.43%)
-----------------------------------
RATIOS TO AVERAGE NET ASSETS
-----------------------------------
  Expenses                                 1.12%(b)      1.15%       1.15%
1.11%       1.12%       1.07%


-----------------------------------
  Net investment income                    1.62%(b)      1.63%       1.59%
2.13%       1.97%       2.76%
-----------------------------------
SUPPLEMENTAL DATA
-----------------------------------
  Net assets, end of period (000
  omitted)                              $92,115        $81,377     $88,949
$91,551     $90,503     $79,114
-----------------------------------
  Portfolio turnover                         15%           23%         26%
47%         54%         61%
-----------------------------------




(a) Based on net asset value, which does not reflect the sales load or contingent deferred sales charge, if applicable.

(b) Computed on an annualized basis.

(See Notes which are an integral part of the Financial Statements)


FEDERATED EXCHANGE FUND, LTD.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1995(UNAUDITED)
--------------------------------------------------------------------------------
(1) ORGANIZATION

Federated Exchange Fund, Ltd. (the "Fund") is a limited partnership formed under The Uniform Limited Partnership Act of California and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Pursuant to the Fund's Partnership Agreement, all partnership interests, whether of a limited partner or a general partner, are represented by shares of the same class.

(2) SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. These policies are in conformity with generally accepted accounting principles.



     INVESTMENT COSTS--The Fund's initial portfolio was acquired on January 1, 1977, in an exchange of Fund shares of partnership interest for securities deposited by investors. The federal income tax cost of the securities is based on the individual investor's tax cost basis immediately prior to the exchange, or, if acquired subsequently, the Fund's purchase cost.

     INVESTMENT VALUATIONS--Listed equity securities are valued at the last sale price reported on national securities exchanges. Unlisted securities and short-term securities are generally valued at the prices provided by an independent pricing service. Short-term securities with remaining maturities of sixty days or less at the time of purchase may be valued at amortized cost, which approximates fair market value.

     REPURCHASE AGREEMENTS--It is the policy of the Fund to require the custodian bank to take possession, to have legally segregated in the Federal Reserve Book Entry System, or to have segregated within the custodian bank's vault, all securities held as collateral under repurchase agreement transactions. Additionally, procedures have been established by the Fund to monitor, on a daily basis, the market value of each repurchase agreement's collateral to ensure that the value of collateral at least equals the repurchase price to be paid under the repurchase agreement transaction.

     The Fund will only enter into repurchase agreements with banks and other recognized financial institutions, such as broker/dealers, which are deemed by the Fund's adviser to be creditworthy pursuant to guidelines and/or standards reviewed or established by the Managing General Partners. Risks may arise from the potential inability of counterparties to honor the terms of the repurchase agreement. Accordingly, the Fund could receive less than the repurchase price on the sale of collateral securities.


FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------

     INVESTMENT INCOME AND EXPENSES--Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income and expenses are accrued daily. Bond premium and discount, if applicable, are amortized as required by the Internal Revenue Code, as amended (the "Code").

     INCOME TAXES AND DISTRIBUTIONS TO PARTNERS--No provision is made by the Fund for federal or state taxes on the taxable income of the partnership because each partner is individually responsible for the payment of any taxes on his share of such taxable income. The Managing General Partners may distribute net investment income, exclusive of capital gains, to the holders of shares annually or at more frequent intervals. The Managing General Partners will determine annually what portion, if any, of the partnership's net realized capital gains will be distributed.

(3) SHARES OF PARTNERSHIP INTEREST

Transactions in shares of partnership interest were as follows:


                                                            SIX MONTHS
                                                              ENDED
YEAR ENDED
                                                          JUNE 30, 1995
DECEMBER 31, 1994
                                                          --------------    ----
--------------
-------------------------------------------------------
Shares of partnership interest redeemed                       (43,664)
(74,930)
-------------------------------------------------------
Shares issued or issuable to partners electing to
  receive payment of distributions in shares                    2,045
11,082
-------------------------------------------------------   -----------       ----
---------
  Net change resulting from partnership transactions          (41,619)
(63,848)
-------------------------------------------------------   -----------       ----
---------




(4) INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

INVESTMENT ADVISORY FEE--Federated Advisers, the Fund's investment adviser (the "Adviser"), receives for its services an annual investment advisory fee. Such fee is paid daily based on annual rates of: (a) 0.55% of the average daily net assets of the Fund, and (b) 4.5% of the gross income of the Fund, excluding capital gains or losses. The Adviser may voluntarily choose to waive a portion of its fee. The Adviser can modify or terminate this voluntary waiver at any time at its sole discretion.

ADMINISTRATIVE FEE--Federated Administrative Services ("FAS"), under the Administrative Services Agreement, provides the Fund administrative personnel and services. The FAS fee is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

SHAREHOLDER SERVICES FEE--Under the terms of a Shareholder Services Agreement with Federated Shareholder Services ("FSS"), the Fund will pay FSS up to .25 of 1% of average daily net assets of the Fund for the period. This fee is to obtain certain services for shareholders and to maintain shareholder accounts.


FEDERATED EXCHANGE FUND, LTD.
--------------------------------------------------------------------------------


TRANSFER AGENT AND DIVIDEND DISBURSING AGENT FEES AND EXPENSES--Federated Services Company serves as transfer and dividend disbursing agent for the Fund. The fee is based on the size, type, and number of accounts and transactions by shareholders.

Certain of the Managing General Partners of the Fund are Officers and Directors or Trustees of the above corporations.

(5) INVESTMENT TRANSACTIONS

Purchases and sales of investments, excluding short-term securities, for the six months ended June 30, 1995:


-------------------------------------------------------------------------------
PURCHASES
$12,305,734
-------------------------------------------------------------------------------
-----------
SALES
$13,060,951
-------------------------------------------------------------------------------
-----------




In addition, investments having an aggregate market value of $2,689,469 at dates of redemption were distributed in payment for shares of partnership interest redeemed.


MANAGING
GENERAL PARTNERS                                OFFICERS
--------------------------------------------------------------------------------
-------------
John F. Donahue                                 John F. Donahue
Thomas G. Bigley                                President
John T. Conroy, Jr.                             J. Christopher Donahue
William J. Copeland                             Executive Vice President
James E. Dowd                                   Edward C. Gonzales
Lawrence D. Ellis, M.D.                         Executive Vice President
Edward L. Flaherty, Jr.                         John W. McGonigle
Peter E. Madden                                 Executive Vice President and
Secretary
Gregor F. Meyer                                 Richard B. Fisher
John E. Murray, Jr.                             Vice President
Wesley W. Posvar                                David M. Taylor
Marjorie P. Smuts                               Treasurer
                                                Robert C. Rosselot
NON-MANAGING GENERAL PARTNER                    Assistant Secretary
Exchange Fund Research Corp.




Mutual funds are not bank deposits or obligations, are not guaranteed by any bank, and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. Investment in mutual funds involves investment risk, including possible loss of principal.

This report is authorized for distribution to prospective investors only when preceded or accompanied by the Fund's prospectus which contains facts concerning its objective and policies, management fees, expenses and other information.